Filed pursuant to Rule 424(b)(3)
Registration No. 333-161762
PROSPECTUS

Kansas City Southern de México, S.A. de C.V.

OFFER TO EXCHANGE
UP TO $200,000,000 12 1/2% SENIOR NOTES DUE 2016
WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
FOR
ANY AND ALL OF ITS
OUTSTANDING UNREGISTERED $200,000,000 12 1/2% SENIOR NOTES DUE 2016

•	We are offering to exchange (the “exchange offer”) up to $200,000,000 of our new 12 1/2% Senior Notes due 2016 (the “exchange notes”) which have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and are freely tradable for any and all of our outstanding unregistered 12 1/2% Senior Notes due 2016 (the “outstanding notes”).

•	The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the new exchange notes are registered under the Securities Act and there are certain difference relating to the transfer restrictions and registration rights relating to the outstanding notes.

•	We will not receive any proceeds from the exchange offer.

•	You should carefully review the procedures for tendering your outstanding notes beginning on page 33 of this prospectus.

•	The exchange offer will expire at 5:00 p.m., New York City time, on November 10, 2009 (the “expiration date”), unless extended. We do not currently expect to extend the expiration date.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn by the expiration date.

•	We do not intend to apply to list the exchange notes on any securities exchange. Therefore, no active public market for the exchange notes may develop.

•	The exchange of outstanding notes for exchange notes generally will not be a taxable event for U.S. or Mexican federal income tax purposes.

•	You may withdraw tenders of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

•	Outstanding notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, though generally will not have further registration rights.

You should carefully review the “Risk Factors” beginning on Page 15 of this prospectus.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of exchange notes received in exchange for outstanding notes where such broker-dealer acquired such outstanding notes as a result of market-making activities or other trading activities. We have agreed that starting on the date of completion of the exchange offer and ending on the close of business one year after that date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information contained in this prospectus is our own responsibility and has not been reviewed or authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV). The notice filing with the CNBV regarding the exchange notes does not imply any certification as to the investment quality of the exchange notes or our solvency. The exchange notes have not been and will not be registered at the Securities Section (Sección de Valores) of the RNV and, consequently, may not be offered or sold publicly in Mexico. Any Mexican investor who acquires the exchange notes does so at its own risk.

The date of this prospectus is October 13, 2009

You may request a copy of any document that we have filed with the SEC at no cost, by writing the Corporate Secretary, P.O. 219335, Kansas City, Missouri 64121-9335 (or if by express delivery to 427 West 12th Street, Kansas City, Missouri 64105). To obtain timely delivery, security holders must request business and financial information about us that is not included or delivered in this prospectus no later than five business days before the expiration date.

We have filed with the SEC under the Securities Act and the rules and regulations under the Securities Act regarding a registration statement on Form S-4, including all amendments, exhibits, schedules and supplements, with respect to the exchange notes issuable pursuant to the exchange offer. Although this prospectus, which forms part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the SEC. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement, including its exhibits.

We are not making this exchange offer to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer would violate the securities or blue sky laws or where it is otherwise unlawful.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “KCSM,” the “Company,” “we,” “our,” “us” or similar terms refer to Kansas City Southern de México, S.A. de C.V. together with its subsidiaries, and “KCS” means Kansas City Southern, a Delaware corporation that, as of September 12, 2005, became our ultimate parent. “Grupo KCSM” means Grupo KCSM, S.A. de C.V., and

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references herein to “dollars,” “$” and “U.S. dollar” are to the lawful currency of the United States of America. References herein to “pesos,” “Ps.” and “Mexican pesos” are to the lawful currency of Mexico.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such information as specified in this prospectus, if different.

MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from internal surveys, as well as market research, publicly available information and industry publications as indicated herein. We have also included data from reports prepared by the Banco de México (the Bank of México) or the Central Bank, the Mexican Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Information Systems) and the American Association of Railroads, or AAR. Industry publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and market research, while believed to be reliable, have not been independently verified, and neither we nor the initial purchasers in the note offering make any representation as to the accuracy of such information.

ENFORCEMENT OF CIVIL LIABILITIES

We are a sociedad anónima de capital variable (variable capital corporation) organized under the laws of the United Mexican States, or Mexico. Some of our officers and certain other persons named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them or against us in U.S. courts judgments predicated upon civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Mexican counsel, White & Case, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

Although our obligations to pay in U.S. dollars outside of Mexico are valid, it should be noted that pursuant to Article 8 of the Monetary Law (Ley Monetaria) of Mexico, in the event proceedings are brought in Mexico seeking performance of obligations, payment of obligations in foreign currency to be made in Mexico may be satisfied by delivering the equivalent in the currency of Mexico, or the Mexican Judgment Currency. It is unclear, however, whether the applicable rate of exchange applied by the Mexican court to determine the Mexican Judgment Currency is the rate prevailing at the time when the judgment is rendered or when the judgment is paid. Provisions purporting to limit our liability to discharge our obligations as described above, or purporting to give any legitimate party an additional course of action seeking indemnity or compensation for possible deficiencies arising or resulting from variations in rates of exchange, may not be enforceable in Mexico.

Additionally, if we were subject to a reorganization proceeding (concurso mercantil) in a Mexican court, our unsecured obligations under the exchange notes would be converted into pesos at the exchange rate prevailing at the time of the declaration of reorganization (concurso mercantil), and then from pesos into inflation indexed units (unidades de inversión, or UDIs) at the conversion rate prevailing at the time. Moreover, under Mexican law and U.S. law, interest on unsecured indebtedness ceases to accrue on the date the reorganization (concurso mercantil) is declared. In addition, in the event of bankruptcy, Mexican law and U.S. law provide preferential treatment for certain claims, such as those relating to labor, taxes, and secured creditors.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also furnish other reports as we may determine appropriate or as the law requires. You may read and copy any documents we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, or call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Copies of our latest audited consolidated annual financial statements and unaudited consolidated quarterly financial statements, if any, and copies of our by-laws (estatutos sociales), as well as the indenture relating to the notes (including forms of notes), will be available for inspection at the offices of the principal paying agent and any other paying agent.

FORWARD-LOOKING STATEMENTS

This prospectus and the previously-filed documents referenced in the exhibit list contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Many of the forward-looking statements may be identified by the use of forward-looking words such as “believe,” “expect,” “could,” “anticipate,” “should,” “plan,” “estimate” and “potential,” among others. These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. These statements appear in a number of places in this prospectus and the previously-filed documents referenced in the exhibit list and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	the effects of adverse general economic conditions affecting customer demand and the industries and geographic areas that produce and consume the commodities we transport;

•	the effects of general adverse conditions on the capital markets upon which we rely to provide some of our capital requirements;

•	our ability to generate sufficient cash to pay principal and interest on our debt, meet our obligations and fund our other liquidity needs;

•	economic and industry conditions, both within Mexico, the United States and globally;

•	fuel prices and our ability to assess fuel surcharges;

•	our high degree of leverage;

•	our potential need for and ability to obtain additional financing;

•	our ability to successfully implement our business strategy, including the strategy to convert customers from using trucking services to rail transportation services;

•	the impact of competition, including competition from other rail carriers and trucking companies in Mexico and the United States;

•	Mexican, United States and global economic, political and social conditions;

•	uncertainties regarding the litigation we face and any future claims and litigation;

•	current risk of customers and counterparties and their failure to meet their financial obligation;

•	the effects of the North American Free Trade Agreement, or NAFTA, or any amendments thereto, on the level of trade among Mexico, the United States and Canada;

•	the effects of employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies, and service reliability;

•	any termination or revocation of our concession by the Mexican government;

•	legal or regulatory developments in Mexico, the United States or Canada;

•	natural events such as severe weather, fire, floods, hurricanes, earthquakes or other disruptions of our operating systems, structures and equipment or the ability of customers to produce or deliver their products;

•	our ability to attract and retain qualified management personnel;

•	changes in labor costs and labor difficulties, including work stoppages affecting either our operations or our customers’ abilities to deliver goods for shipment;

•	the outcome of existing or future claims and litigation, including those related to the concession, environmental contamination, commercial and antitrust and other administrative law claims, personal injuries and occupational illnesses arising from hearing loss, repetitive motion and exposure to asbestos and diesel fumes;

•	acts of terrorism or war or risk of terrorist activities or war;

•	legislative, regulatory or legal developments in Mexico, the United States or Canada involving taxation, including enactment of new foreign, federal or state income or other tax rates, revisions of controlling authority, and the outcome of tax claims and litigation;

•	our compliance with and obligations under the concession title granted by the Mexican government;

•	fluctuations in the peso-dollar exchange rate; and

•	other factors described in this prospectus.

Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

KPMG LLP, our independent registered public accounting firm, has audited the consolidated balance sheets of KCSM and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007. KPMG Cárdenas Dosal, S.C. audited the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2006 and the nine months ended December 31, 2005 (“Successor”), and the three months ended March 31, 2005 (“Predecessor”). Neither KPMG LLP nor KPMG Cárdenas Dosal, S.C. has examined or compiled the forward-looking statements or any other information included in this prospectus and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

While we maintain our financial books and records in dollars, we keep our tax books and records in pesos. Accordingly, we record in our financial records the dollar equivalent of the actual peso charges at the time incurred using the then prevailing exchange rate. We have made rounding adjustments to reach some of the figures included in this prospectus. Numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Related to the acquisition of a controlling interest in Grupo KCSM (our former parent company) by KCS on April 1, 2005 and the effects of the purchase accounting to us, as described elsewhere in this prospectus, the consolidated financial statements included herein are not fully comparable on a U.S. generally accepted accounting principles, or U.S. GAAP, basis to the consolidated financial statements for periods prior to April 1, 2005. Therefore, our financial statements are separated between “Predecessor” and “Successor” to reflect our results and financial position before and after the change in control, respectively. Prior to the acquisition of control in Grupo KCSM by KCS, our financial statements were published in dollars and prepared in conformity with accounting principles issued by the International Accounting Standards Committee, or IASC, known as the International Financial Reporting Standards, or IFRS, which differ in certain significant respects from U.S. GAAP. Following the acquisition of control in Grupo KCSM by KCS, our financial statements are prepared in accordance with U.S. GAAP.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average period end and period end noon buying rates for the purchase and sale of dollars, expressed in pesos per dollar. On October 9, 2009 the exchange rate was Ps.13.32 per dollar. The rates shown below are in nominal pesos that have not been restated in constant currency units. No representation is made that the peso amounts referred to in this prospectus could have been or could be converted into dollars at any particular rate or at all.

			Period	Period
Fiscal Year Ended December 31,	High	Low	Average	End

2004	11.63	10.82	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009 (as of October 9, 2009)	15.37	12.82	13.64	13.32

Source: Exchange rates from 2004 to 2008 were obtained from United States Federal Reserve Bank of New York. The exchange rates for 2009 are taken from Mexican Central Bank which are published in the Mexican Official Gazette (Diario Oficial de la Federación).

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our financial statements and notes to those statements included elsewhere in this prospectus, before deciding to invest in the exchange notes.

History and Background

Kansas City Southern de México, S.A. de C.V. (“we,” “our,” “us,” “KCSM,” or the “Company”) commenced operations in June 1997 under a 50-year concession granted by the Mexican government to provide freight transportation services over the Northeast Rail Lines, the first rail lines to be privatized in the Mexican railroad system. Prior to the privatization, Kansas City Southern, or KCS, and Grupo TMM, S.A., or Grupo TMM, jointly formed and invested in our former parent, Grupo KCSM, S.A. de C.V., or Grupo KCSM (formerly known as Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.), with KCS owning a 36.9% economic interest (49% of the shares entitled to full voting rights) and Grupo TMM owning a 38.5% economic interest (51% of the shares entitled to full voting rights). In 2002, we purchased the remaining 24.6% of Grupo KCSM, which was held by the Mexican government. This transaction increased KCS’ ownership in Grupo KCSM to a 46.6% economic interest and Grupo TMM’s ownership in Grupo KCSM to a 48.5% economic interest.

On April 1, 2005, KCS completed the acquisition from Grupo TMM of all of Grupo TMM’s shares of Grupo KCSM, giving KCS ownership of 100% of the shares of Grupo KCSM entitled to full voting rights. As of April 1, 2005, Grupo KCSM owned 80% of our outstanding capital stock (which represents all of our shares with full voting rights), while our remaining 20% (with limited voting rights) was owned by the Mexican government. Accordingly, KCS became our controlling stockholder through its ownership of Grupo KCSM on April 1, 2005.

On September 12, 2005, we, Grupo KCSM, and KCS, along with Grupo TMM, entered into a settlement agreement with the Mexican government resolving certain disputes and controversies between the companies and the Mexican government concerning the payment of a refund of the value added tax, or VAT, paid when the concession title and certain other assets were transferred to us, and Grupo KCSM’s obligation to purchase the remaining shares of us owned by the Mexican government, which was guaranteed by KCS and Grupo TMM. As a result of this settlement, KCS and its subsidiaries owned 100% of Grupo KCSM and us, and the Mexican government’s remaining 20% ownership interest in us was redeemed and cancelled; the potential obligation of Grupo KCSM, KCS and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us was definitively eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us was satisfied.

On December 20, 2006, after receiving shareholder approval, we amended our by-laws to transform KCSM into a sociedad de responsabilidad limitada de capital variable (limited liability company).

On April 2, 2007, we adopted corporate resolutions approving: (i) our conversion, or Re-transformation, from a sociedad de responsabilidad limitada de capital variable (limited liability corporation) to a sociedad anónima de capital variable (variable capital corporation); and (ii) the legal merger (“2007 Merger”) of Grupo KCSM with us, with KCSM as the surviving corporation. The Re-transformation and the 2007 Merger became effective on May 8, 2007, the date on which the corresponding corporate resolutions were filed for registry within the Mexican Public Registry of Commerce (Registro Público de Comercio).

We believe that ownership by KCS has enhanced and will continue to enhance our value. KCS has taken steps and intends to continue implementing its strategy to more fully integrate us into its North American Free Trade Agreement, or NAFTA, growth strategy, which includes KCS’ strategic alliance and marketing agreements with other railroads. In addition, KCS intends to continue to enhance the implementation of

U.S. railroad operating best practices at KCSM to increase our operating efficiencies and improve customer service.

Our headquarters are located at Montes Urales 625, Lomas de Chapultepec, 11000 Mexico, D.F., Mexico. Our telephone number when calling from the United States is 011-52-55-9178-5686.

The Concession

We hold a 50-year concession granted by the Mexican Federal government, which took effect in June 1997 and may be renewed under certain conditions for up to an additional 50 years. The concession allows us to provide freight transportation services over rail lines serving the northern and central portions of Mexico, and connects three of Mexico’s main ports with Mexico City, Monterrey and the Nuevo Laredo-Laredo border crossing. Our concession is exclusive for the first 30 years of our operations, subject to certain mandatory trackage rights granted to Ferrosur, S.A. de C.V. (“Ferrosur”), Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), Ferrocarril y Terminal del Valle de México, S.A. de C.V. (“FTVM”) and two short line railroads. We have the right to use, during the full term of the concession, all track and buildings that are necessary for our rail lines’ operation. Under the terms of the concession, we are required to pay the Mexican government a concession duty equal to 0.5% of our gross revenues during the first 15 years of the concession period and 1.25% of our gross revenues during the remainder of the period.

Under the concession and Mexican railroad services law and regulations (Ley Reglamentaria del Servicio Ferroviario), we may freely set our rates unless the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes), or SCT, in consultation with the Mexican Antitrust Commission (Comisión Federal de Competencia), or COFECO, determines that there is no effective competition in Mexico’s rail industry after taking into account alternative rail routes and modes of transportation. If COFECO determines that there is a lack of competition, the SCT will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the SCT. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest, and risk the revocation of the concession.

Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including revocation by the SCT, voluntary surrender of our rights under the concession, statutory appropriation, and our liquidation or bankruptcy. Specifically, the Mexican government, acting through the SCT, may revoke the concession for the following reasons: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican railway concession holders to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) repeatedly charging rates higher than the registered rates; (5) a change in our nationality; (6) our assignment of, or creation of liens on, the concession without the prior approval of the SCT; (7) failure to maintain a performance bond and adequate insurance coverage as required by the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations or the concession. In the case of items (5) or (6) above, the concession will be automatically revoked. In the case of items (1) or (4), the concession shall be revoked following the imposition of a sanction by the SCT which remains final and definitive on three occasions. In the case of items (2), (3), (7) or (8) the concession shall be revoked following the imposition of a sanction by the SCT which remains final and definitive on five occasions. In the event that the concession is revoked by the SCT, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the SCT for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

The concession requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We filed our third business plan with the Mexican government in 2007 for the 5 year period from 2008 to 2012. Under the terms of the plan, we have committed to certain minimum investment and capital improvement goals, which may be waived by the SCT upon our application for relief for good cause. Our minimum capital investment obligations are $116.0 million, $121.0 million, $126.0 million and $132.0 million for 2009, 2010, 2011 and 2012, respectively. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the AAR.

Under the concession, we are responsible for all environmental damage that we may cause from and after the date of commencement of our operations in 1997. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government’s operations occurring prior to the commencement of operations in accordance with the concession title in 1997. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.

We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines, as well as for damage caused to third parties and their property as a result of our activities. The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the Mexican government’s armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government’s armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.

If the Mexican government legally terminates the concession, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in operating our rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the SCT may restrict our ability to exploit the concession fully for such time and in such manner as the SCT deems necessary under the circumstances but only for the duration of any of the foregoing events.

Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate us for our losses and may not be timely made.

Under the concession, the Mexican government has specifically reserved the right to grant exclusive rights to provide passenger service over our rail lines to a concessionaire other than us. Since we commenced operations, the Mexican government has provided a minimal level of passenger train service to certain areas within our service territory.

Government Regulation

Railroad Regulation

The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as us, must operate under a concession granted by the SCT. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. The law permits foreign investors to hold up to 49% of the capital stock of such a corporation, unless a greater percentage of foreign investment is authorized by the Mexican Foreign Investment Commission. On October 5, 2004, KCS was notified by the Mexican Foreign Investment Commission of its approval of KCS’s acquisition of Grupo KCSM, our indirect controlling owner at that time. We are also subject to the General Law on National Assets (Ley General de Bienes Nacionales), which regulates all assets that fall within the public domain and by various other laws and regulations. The SCT is responsible for regulating railroad services in Mexico.

The SCT has broad powers to monitor our compliance with the concession and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. We must comply with the investment plan otherwise it may be waived by the SCT upon our application for relief for good cause. The SCT treats our business plans confidentially. The SCT monitors our compliance with efficiency and safety standards as set forth in the concession. The SCT reviews, and may amend, these standards every five years.

The Mexican railroad services law and regulations provide the Mexican government certain rights in its relationship with us under the concession, including the right to take over the management of our company and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

In addition, under the concession and the Mexican railroad services law and regulations, the SCT, in consultation with COFECO, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the SCT would have the authority to set our rates for rail freight services.

Environmental Regulation

Our operations are subject to Mexican federal laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y la Protección al Medio Abmbiente). The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws, is the Ministry for the Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales). The Attorney General for Environmental Protection (Procuraduría Federal de Protección al Ambiente) has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry for the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located. The terms of the concession also impose on us certain environmental law compliance obligations.

Noncompliance with applicable legal provisions may result in the imposition of fines, temporary or permanent shutdown of operations or other injunctive relief, criminal prosecution or the termination of our concession. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

This summary highlights information contained elsewhere in this prospectus and summarizes the material terms of the exchange offer. We refer you to “The Exchange Offer” in this prospectus for a more complete description of the terms of the exchange offer. You should read the entire prospectus carefully before making an investment decision.

The Exchange Offer	We are offering to exchange up to $200.0 million aggregate principal amount of exchange notes registered under the Securities Act for a like aggregate principal amount of outstanding notes. Outstanding notes may only be tendered in minimum denominations of $100,000 and integral multiples of $1,000.

In connection with the private offering of the outstanding notes, on March 30, 2009, we entered into a registration rights agreement which grants holders of the outstanding notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under the registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the outstanding notes.

Exchange Notes	Up to $200.0 million aggregate principal amount of our 12 1/2% Senior Notes due 2016, or the exchange notes. The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that, because the offer and sale of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on November 10, 2009, unless extended. We may extend the exchange offer for any reason. We do not currently intend to extend the exchange offer.

Interest on the Exchange Notes	Interest on the exchange notes will accrue at the rate of 12 1/2% from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of the outstanding notes. No additional interest will be paid on outstanding notes tendered and accepted for exchange.

Resale of Exchange Notes	Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

• you are not a broker-dealer that acquired the outstanding notes from us or in market-making transactions or other trading activities;

• you are acquiring the exchange notes in the ordinary course of your business;

• at the time of the consummation of the exchange offer, you are not participating in, you do not intend to participate in, and you have no arrangement or understanding with any person to participate in, the distribution of the exchange notes within the meaning of the Securities Act; and

• you are not our “affiliate” within the meaning of Rule 405 under the Securities Act.

If any of the statements above are not true, you cannot rely on the position of the SEC staff described above and you must, therefore, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes, unless an exemption from these requirements is available to you. If you transfer any exchange notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability. In addition, the SEC has not considered the exchange offer in the context of its interpretive letters and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making activities or other trading activities must acknowledge in the letter of transmittal accompanying this prospectus that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for such purposes. We have agreed that starting on the date of completion of the exchange offer and ending on the close of business one year after such date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” We have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resale of exchange notes during such period.

Consequences of Failure to Exchange Outstanding Notes for Exchange Notes	If you do not exchange outstanding notes for exchange notes, you will not be able to offer, sell or otherwise transfer your outstanding notes except:

• in compliance with the registration requirements of the Securities Act and any other applicable securities laws;

• pursuant to an exemption from the securities laws; or

• in a transaction not subject to the securities laws.

Outstanding notes that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after the completion of the exchange offer. The transfer restrictions and the availability of exchange notes that are freely tradable could adversely affect the trading market for your outstanding notes.

Upon completion of the exchange offer, we may also redeem any outstanding notes that were not exchanged in the exchange offer in an amount of up to 2% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any.

Conditions to Exchange Offer	The exchange offer is subject to customary conditions, including the following:

• the exchange offer does not violate applicable law or any applicable interpretations of the SEC staff;

• the outstanding notes are validly tendered in accordance with the exchange offer;

• no action or proceeding would impair our ability to proceed with the exchange offer; and

• any governmental approval has been obtained, that we believe, in our sole discretion, is necessary for the completion of the exchange offer as outlined in this prospectus.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal accompanying this prospectus and mail or otherwise deliver it, together with your outstanding notes to be exchanged and any other required documentation, to U.S. Bank National Association, the exchange agent, at the address specified on the cover page of the letter of transmittal. Alternatively, if your outstanding notes are held through DTC, you can tender your outstanding notes through DTC by following the procedures for book-entry transfer. See “The Exchange Offer — Book Entry Transfer.” You should direct questions regarding the tender of outstanding notes or the exchange offer generally to the exchange agent at one of its addresses specified in “The Exchange Offer — Exchange Agent.” See “The Exchange Offer — Procedures for Tendering” and “The Exchange Offer — Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and you cannot deliver the required documents to the exchange agent by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	We will accept for exchange all outstanding notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the exchange notes promptly following the expiration date.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in “The Exchange Offer — Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Tax Consequences	We believe that the exchange of outstanding notes for exchange notes generally should not be a taxable transaction for U.S. or Mexican federal income tax purposes. For a discussion of certain other U.S. and Mexican federal tax considerations relating to the exchange of the outstanding notes for the exchange notes and the purchase, ownership and disposition of the exchange notes, see “Taxation.”

Exchange Agent	U.S. Bank National Association is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the exchange notes, see “Description of the Exchange Notes.”

The terms of the exchange notes and the outstanding notes are identical in all material respects, except that, because the offer of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. We sometimes use the term “notes” in this prospectus to refer to both the outstanding notes and the exchange notes.

Issuer	Kansas City Southern de México, S.A. de C.V.

Securities Offered	$200,000,000.00 principal amount of 12 1/2% Senior Notes due 2016.

Maturity	The exchange notes will mature on April 1, 2016.

Interest Rate and Payment Dates	The exchange notes will have an interest rate of 12 1/2% per annum payable in cash on April 1 and October 1 of each year, beginning October 1, 2009.

Additional Amounts	Subject to certain exceptions, we will pay Additional Amounts (as defined under “Description of the Exchange Notes — Additional

Amounts”) so that the net amount received by each holder of exchange notes after the payment of any Mexican withholding tax will be equal to the amount that would have been received by each such holder if no such withholding tax had been payable.

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time on or after June 1, 2011, at the redemption prices described under “Description of the Exchange Notes — Redemption,” plus accrued and unpaid interest, if any.

In addition, before April 1, 2012, we may redeem up to 35% of the notes with net cash proceeds from specified equity offerings at the redemption price listed in “Description of the Notes — Redemption,” plus accrued and unpaid interest, if any. However, we may only make such a redemption if at least 65% of the original aggregate principal amount of notes issued under the indenture remains outstanding after the redemption.

Upon completion of the registered exchange offer as described under “Description of the Notes — Registered Exchange Offer; Registration Rights,” we may also redeem any notes which were not exchanged in the registered exchange offer in an amount up to 2% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued interest, liquidated damages if any and any Additional Amounts.

In addition, we may at our option redeem the notes at any time at 100% of their principal amount plus any accrued and unpaid interest, if the Mexican withholding tax rate on payments of interest in respect of the notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%.

Change of Control	Upon a Change of Control (as defined under “Description of the Exchange Notes — Certain Definitions”), we will be required to make an offer to purchase the exchange notes. The purchase price will be equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Ranking	The exchange notes will rank equally with our other senior unsecured indebtedness (including but not limited to our senior notes) and will rank junior to any of our secured indebtedness to the extent of the assets secured thereunder.

As of June 30, 2009, we had total outstanding indebtedness of $1,119.7 million, consisting of (i) $989.2 million of senior unsecured indebtedness and (ii) $130.5 million of senior secured indebtedness and capital lease obligations.

Certain Covenants	The indenture under which the outstanding notes were issued contains covenants that, among other things, restrict our ability to:

• incur indebtedness;

• pay dividends or make other distributions in respect of our stock;

• issue guarantees;

• enter into certain transactions with affiliates;

• make restricted payments;

• sell certain assets;

• create liens;

• engage in sale-leaseback transactions; and

• engage in mergers, divestitures and consolidations.

However, these limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes — Covenants.”

Termination of Covenants	If, on any date following the date of the indenture, the notes have an investment grade rating from Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and Moody’s Investor Services, Inc., and no default or event of default has occurred and is continuing, most of the covenants under the indenture will be terminated. See “Description of the Notes — Covenants.”

Form and Denominations	The exchange notes will be issued in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Sinking Fund	There is no sinking fund for the notes.

Trading and Listing	The exchange notes will not be listed on any exchange. There is no existing trading market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange. Accordingly, there can be no assurance that a market for the exchange notes will develop.

Trustee and Exchange Agent	U.S. Bank National Association is the Trustee and Exchange Agent for the exchange notes.

Governing Law	The indenture and the exchange notes will be governed by New York law.

Taxation	For a summary of the Mexican federal tax consequences and the U.S. federal income tax consequences of an investment in the notes, see “Taxation.”

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables present our summary historical consolidated financial data as of and for the periods indicated. The consolidated balance sheet data as of June 30, 2009, and the statements of operations data for the six months ended June 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary consolidated financial data below as of and for the years ended December 31, 2008, 2007 and 2006, for the nine months ended December 31, 2005 and the three months ended March 31, 2005, from our audited consolidated financial statements for these periods, which are included elsewhere in this prospectus. We derived the summary consolidated financial data below as of and for the year ended December 31, 2004 from our audited consolidated financial statements as of December 31, 2004, which have been re-cast in accordance with U.S. GAAP and are not included in this prospectus. The unaudited consolidated balance sheet data as of June 30, 2009, and the unaudited consolidated statements of operations data for the six month period ended June 30, 2009 and 2008 include all adjustments, consisting of normal, recurring adjustments, which management considers necessary for a fair presentation of our financial position and results of operations as of such date and for such periods. Operating results for the six months ended June 30, 2009 are not necessarily indicative of results that may be expected for the entire year or for any future period and should be read in conjunction with the annual financial statements. You should read the summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements included in this prospectus.

Related to the acquisition of a controlling interest in Grupo KCSM by KCS on April 1, 2005 and the effects of the purchase accounting to us, our consolidated financial statements included herein, are not fully comparable on a U.S. GAAP basis to the consolidated financial statements for periods prior to April 1, 2005. The effects of purchase accounting have been reflected only in the successor numbers from the date of acquisition. Therefore, our financial statements are separated between “Predecessor” and “Successor” to reflect our results and financial position before and after the change in control, respectively. However, had the acquisition occurred on January 1, 2005, revenues on a pro forma basis for the year ended December 31, 2005 would not differ from the total amount of revenue from the Successor and Predecessor periods in 2005. Additionally, the impact to operating expenses related to purchase accounting for the three month period ended March 31, 2005, was not material. For the years ended December 31, 2008, 2007 and 2006, the nine months ended December 31, 2005, and for the six months ended June 30, 2009 and 2008, the consolidated financial statements include the effects of all purchase accounting adjustments.

In April 2007, we adopted corporate resolutions approving the 2007 Merger between us and our former parent, Grupo KCSM. The 2007 Merger was effective on May 8, 2007. KCSM, as the surviving company, cancelled the shares held by Grupo KCSM and issued the corresponding shares representing our new capital stock to each of the shareholders of Grupo KCSM, except for the shares held by itself. Grupo KCSM transferred all its assets and liabilities to us and any current liabilities between Grupo KCSM and us were extinguished. There was no cash exchanged between the parties in the 2007 Merger.

The 2007 Merger was completed between entities under the common control, with KCSM as the reporting entity. Grupo KCSM was a non-operating holding company with no material assets or operations and its balance sheet was limited to a deferred tax asset and other intercompany balances between Grupo KCSM and us. All intercompany amounts were eliminated and the remaining balances of Grupo KCSM were transferred to us at carrying value, except Grupo KCSM’s 2% ownership in Arrendadora KCSM, which was transferred to NAFTA Rail, S.A. de C.V., a wholly owned subsidiary of KCS. The full effect of the 2007 Merger was applied prospectively in our financial statements for the second quarter of 2007.

Prior to KCS’ acquisition of a controlling interest in us, our consolidated financial statements were historically prepared in accordance with IFRS. Our consolidated financial statements as of and for the year ended December 31, 2004, which were originally prepared in accordance with IFRS, have been re-cast in accordance with U.S. GAAP due to our change from a foreign private issuer to a subsidiary of a domestic filer. The predecessor three month period ended March 31, 2005 was not restated back to January 1, 2005, on the same basis as the nine months ended December 31, 2005. Any difference that would have resulted from the purchase accounting done at April 1, 2005, for the prior three months, was de minimus.

	Successor						Predecessor
	Six Months					Nine Months	Three Months
	Ended		Year Ended			Ended	Ended	Year Ended
	June 30,		December 31,			December 31,	March 31,	December 31,
	2009	2008	2008	2007	2006	2005	2005	2004
	(Unaudited)
	(In millions of U.S. dollars)
Results of Operations Data:
Revenues	$280.2	$427.0	$818.5	$813.2	$774.0	$547.5	$170.1	$699.2
Operating expenses	251.7	311.9	602.9	597.6	595.2	529.7	143.8	592.0

Operating income	28.5	115.1	215.6	215.6	178.8	17.8	26.3	107.2
VAT/PUT settlement gain, net	—	—	—	—	—	141.0	—	—
Equity in net earnings (loss) of unconsolidated affiliates	(0.3)	4.3	7.4	5.7	5.9	(1.5)	—	0.1
Interest expense	(53.1)	(43.1)	(86.6)	(87.9)	(92.7)	(71.6)	(27.3)	(112.3)
Debt retirement cost	(0.6)	—	—	(6.9)	(2.6)	(4.4)	—	—
Other income	1.2	0.8	2.9	2.9	1.5	1.1	0.3	0.5
Exchange gain (loss) — net	0.9	9.3	(21.3)	(0.9)	(10.5)	3.6	0.2	0.4

Income (loss) before income taxes and minority interest	$(23.4)	$86.4	$118.0	$128.5	$80.4	$86.0	$(0.5)	$(4.1)

Net income (loss)	$(16.2)	$63.5	$103.0	$97.8	$61.7	$87.7	$1.0	$(8.1)

	Successor					Predecessor
	As of					As of
	June 30,	As of December 31,				December 31,
	2009	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions of U.S. dollars)
Balance Sheet Data:
Total assets	$2,685.2	$2,640.3	$2,568.9	$2,489.0	$2,369.5	$2,183.2
Total debt and capital lease obligations	1,119.7	958.4	850.7	875.9	908.2	906.9
Total liabilities	1,334.4	1,207.8	1,230.2	1,245.3	1,215.0	1,078.6
Total stockholders’ equity	1,350.8	1,432.5	1,338.7	1,245.1	1,155.8	1,105.7

	Successor						Predecessor
	Six Months					Nine Months	Three Months
	Ended		Year Ended			Ended	Ended	Year Ended
	June 30,		December 31,			December 31,	March 31,	December 31,
	2009	2008	2008	2007	2006	2005	2005	2004
	(Unaudited)
	(In millions of U.S. dollars)
Other Financial Data:
Depreciation and amortization	$55.8	$48.9	$103.9	$96.7	$89.3	$67.1	$21.8	$87.6
Capital expenditures	44.7	139.5	266.0	237.9	116.1	72.0	9.2	41.1
Net cash provided by operating activities	14.0	47.0	195.6	264.8	155.1	80.5	35.8	87.5
Net cash used for investing activities	(86.9)	(139.0)	(265.9)	(230.2)	(113.0)	(71.3)	(9.0)	(13.6)
Net cash provided by (used for) financing activities	85.0	81.8	92.3	(32.1)	(34.9)	(7.5)	(35.5)	(63.3)
Interest expense	53.1	43.1	86.6	87.9	92.7	71.6	27.3	112.3
Ratio Data:
Ratio of earnings to fixed charges(1)	N/A*	2.5	2.0	2.1	1.6	N/A*	1.0	1.0

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income before minority interest and equity earnings in associates, and fixed charges, net of the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest costs, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

*	For the six months ended June 30, 2009 and for the nine months ended December 31, 2005 our earnings were insufficient to cover fixed charges by $23.1 million and $53.5 million, respectively.

RECENT DEVELOPMENTS

Capital Reduction Plan

As previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, in December 2008, KCSM shareholders approved a capital reduction plan of up to $250.0 million to be executed during the year ending December 31, 2009. KCSM declared and paid a capital reduction of $65.0 million to the Company’s shareholders on January 28, 2009. On September 29, 2009, KCSM declared and paid a second capital reduction of $36.0 million to the Company’s shareholders.

Loan Agreement

On September 29, 2009, KCSM entered into an unsecured loan agreement (“Loan Agreement”) with a wholly-owned subsidiary of KCS. Pursuant to the terms of the Loan Agreement, KCSM received $21.6 million for general corporate purposes. The Loan Agreement requires KCSM to make annual interest payments at a rate of 7.5%, with the principal payment due on September 29, 2012.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to exchange your outstanding notes for exchange notes. The risks described below are not the only ones facing us or investments in Mexico in general. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. There are a number of factors, including those described below, which may adversely affect our ability to make payment on the exchange notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. See “Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Relating to Our Debt

Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our debt.

The indentures relating to our outstanding debt securities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Failure to maintain compliance with the covenants contained in the indentures could constitute a default which could accelerate the payment of any amounts outstanding under these financial agreements.

The recent downturn in the credit markets has increased the cost of borrowing and has made financing difficult to obtain, each of which may have a material adverse effect on our results of operations and business.

Recent events in the financial markets have had an adverse impact on the credit markets and, as a result, credit has become more expensive and difficult to obtain. Some lenders are imposing more stringent restrictions on the terms of credit and there may be a general reduction in the amount of credit available in the markets in which we conduct business. The negative impact of tightening credit markets and the recent adverse changes in the credit markets generally may have a material adverse effect on our results of business and operations resulting from, but not limited to, an inability to finance capital expansion on favorable terms, if at all, increased financing cost or financial terms with increasingly restrictive covenants.

Risk Factors Relating to Our Business

Our concession is subject to revocation or termination in certain circumstances, which would prevent us from operating our railroad and would have a material adverse effect on our business and financial condition.

We operate under the concession granted by the Mexican government (the “concession”), which is renewable for up to 50 years, subject to certain conditions. The concession gives us exclusive rights to provide freight transportation services over our rail lines for 30 years of the 50-year concession, subject to certain trackage and haulage rights granted to other concessionaires. The Secretaría de Comunicaciones y Transportes (Ministry of Communications) (“SCT”), which is principally responsible for regulating railroad services in Mexico, has broad powers to monitor our compliance with the concession and can require us to supply it with any technical, administrative and financial information it requests. Among other obligations, we must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The SCT treats our business plans confidentially. The

SCT also monitors our compliance with efficiency and safety standards established in the concession. The SCT reviews, and may amend, these standards every five years.

The Mexican Railroad Services Law and regulations provide the Mexican government certain rights in its relationship with us under the concession, including the right to take over the management of us and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes. In addition, under Article 47 of the Mexican Railroad Services Law and regulations, the SCT, in consultation with COFECO reserves the right to set service rates if it determines that effective competition does not exist in the Mexican railroad industry. COFECO, however, has not published guidelines regarding the factors that constitute a lack of competition. It is therefore unclear under what particular circumstances COFECO would deem a lack of competition to exist. If the SCT intervenes and sets services rates, the rates it sets may be too low to allow us to operate profitably.

Under the concession, we have the right to operate our rail lines, but we do not own the land, roadway or associated structures. If the Mexican government legally terminates the concession, it would own, control and manage such public domain assets used in the operation of our rail lines. All other property not covered by the concession, including all locomotives and railcars otherwise acquired, will remain our property. The Mexican government would have the right to cause us to lease all service-related assets to it for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession. In addition, the Mexican government will also have a right of first refusal with respect to certain transfers by us of railroad equipment within 90 days after revocation of the concession.

The Mexican government may also temporarily seize control of our rail lines and our assets in the event of a natural disaster, war, significant public disturbance or imminent danger to the domestic peace or economy. In such a case, the SCT may restrict our ability to exploit the concession in such manner as the SCT deems necessary under the circumstances, but only for the duration of any of the foregoing events. Mexican law requires that the Mexican government pay compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican Railroad Services Law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. However, these payments may not be sufficient to compensate us for our losses and may not be timely made.

The SCT may revoke the concession if we are sanctioned on three distinct occasions for unjustly interrupting the operation of our rail lines or for charging tariffs higher than the tariffs it has registered with the SCT. In addition, the SCT may revoke the concession if, among other things, we are sanctioned on five distinct occasions because we restrict the ability of other Mexican rail operators to use our rail lines; we fail to make payments for damages caused during the performance of services; we fail to comply with any term or condition of the Mexican Railroad Services Law and regulations or the concession; we fail to make the capital investments required under our five-year business plan filed with the SCT; or we fail to maintain an obligations compliance bond and insurance coverage as specified in the Mexican Railroad Services Law and regulations. In addition, the concession would revoke automatically if we change our nationality or assign or create any lien on the concession, or if there is a change in control, without the SCT’s approval. The SCT may also terminate the concession as a result of our surrender of our rights under the concession, or for reasons of public interest or upon our liquidation or bankruptcy. Revocation or termination of the concession would prevent us from operating our railroad and would materially adversely affect our operations and the ability to make payments on our debt. If the concession is terminated or revoked by the SCT for any reason, we would receive no compensation and our interest in our rail lines and all other fixtures covered by the concession, as well as all improvements made by it, would revert to the Mexican government.

Failure to make capital expenditures could result in the revocation of our concession and adversely affect our financial condition.

Our business is capital intensive and requires substantial ongoing expenditures for, among other things, additions and improvements to roadway, structures and technology, acquisitions, and maintenance and repair of our equipment and the rail system. Our failure to make necessary capital expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increases in traffic volumes.

Our concession from the Mexican government requires us to make investments and undertake capital projects. If we fail to make such capital investments, our business plan commitments with the Mexican government may be at risk, requiring us to seek waivers of our business plan. There is no assurance that such waivers, if requested, would be granted by the SCT. We may defer capital expenditures under our business plan with the permission of the SCT. However, the SCT might not grant this permission, and any failure by us to comply with the capital investment commitments in our business plan could result in sanctions imposed by the SCT, and could result in revocation of the concession if sanctions are imposed on five occasions. We cannot assure that the Mexican government would grant any such permission or waiver. If such permission or waiver is not obtained in any instance and we are sanctioned, our concession might be at risk of revocation, which would materially adversely affect our financial condition and results of operations. See “Our concession is subject to revocation or termination in certain circumstances”.

We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows, equipment leases, and debt financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund capital expenditure requirements. Even if financing is available, it may not be obtained on acceptable terms and within the limitations contained in the indentures and other agreements relating to our debt. In light of current economic conditions, we have taken measures to reduce planned capital spending and other expenditures for the first six months of 2009, and may make further reductions to our 2009 capital spending plan to achieve positive free cash flow if economic conditions do not improve.

We compete against other railroads and other transportation providers.

Our operations are subject to competition from other railroads, particularly Ferromex and Ferrosur in Mexico, as well as from truck carriers and from barge lines and other maritime shippers. Certain rail competitors are much larger and have significantly greater financial and other resources than us, which may enable our rail competitors to reduce rates and make our freight services less competitive. Our ability to respond to competitive pressures by matching rate reductions and decreasing rates without adversely affecting gross margins and operating results will depend on, among other things, the ability to reduce operating costs. Our failure to respond to competitive pressures, and particularly rate competition, in a timely manner could have a material adverse effect on our results of operation and financial condition.

In recent years, there has also been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads’ access to efficient gateways and routing options that are currently and have been historically available. There can be no assurance that further consolidation in the railroad industry, whether in the United States or Mexico, will not have an adverse effect on operations.

Trucking, maritime and barge competitors, while able to provide rate and service competition to the railroad industry, are able to use public rights-of-way, require substantially smaller capital investment and maintenance expenditures than railroads and allow for more frequent and flexible scheduling. Continuing competitive pressures, any reduction in margins due to competitive pressures, future improvements that increase the quality of alternative modes of transportation in the locations in which we operate, or legislation or regulations that provide motor carriers with additional advantages, such as increased size of vehicles and reduced weight restrictions, could result in downward pressure on freight rates, which in turn could have a material adverse effect on results of operations, financial condition and liquidity.

A central part of our growth strategy is based upon the conversion of truck traffic to rail. There can be no assurance that we will have the ability to convert traffic from truck to rail transport or that the customers already converted will be retained. If the railroad industry in general, and our operations in particular, are unable to preserve their competitive advantages vis-à-vis the trucking industry, projected revenue growth from our operations could be adversely affected. Additionally, the revenue growth attributable to our operations could be affected by, among other factors, an expansion in the availability, or an improvement in the quality, of the trucking services offered by Mexican carriers resulting from regulatory and administrative interpretations and implementation of certain provisions of the North America Free Trade Agreement (“NAFTA”), our inability to grow our existing customer base and capture additional cargo transport market share because of competition from the shipping industry and other railroads.

Our operations are subject to competition from, among others, Ferromex and Ferrosur. As a requirement of our concession from the Mexican government, we are required to grant certain trackage rights to these railroads, the exercise of which results in the loss to us of the capacity of using a portion of our tracks at all times, and allows our competitors to compete with us over our rails lines for traffic between Mexico City and the United States, as well as gain more efficient access to certain Mexico City industries. In particular, the rail lines operated by Ferromex are in close proximity to our operations, running from Guadalajara and Mexico City to four United States border crossings west of the Nuevo Laredo-Laredo crossing, and providing an alternative to our routes for the transport of freight from those cities to the United States border. Additionally, Ferromex directly competes with us in some areas of its service territory, including Tampico, Saltillo, Monterrey, and Mexico City. Ferrosur competes directly with us for traffic to and from southeastern Mexico. Ferrosur, like us, also services Mexico City and Puebla.

In November 2005, Grupo México, S.A.B. de C.V. (“Grupo México”), the controlling shareholder of Ferromex, acquired all of the shares of Ferrosur. The merger between Ferromex and Ferrosur has been declared illegal by the Mexican Antitrust Commission, a ruling that has been challenged by both Ferromex and Ferrosur. On January 22, 2009, we received notice that the Federal Competition Commission had issued a decision holding that Ferromex and Ferrosur had engaged in monopolistic practices by combining their operations and imposed fines to certain Grupo México and Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) subsidiaries. On June 9, 2009, the Federal Competition Commission confirmed its January 22, 2009 ruling. On July 10, 2009, we received notice that Ferromex and Ferrosur had appealed with the Federal District Court the decision of the Federal Competition Commission. If Ferromex and Ferrosur are successful in this appeal, and are permitted to combine their operations, giving Grupo México control over a nationwide railway system in Mexico and ownership of 50% of the shares of FTVM, our competitive position may be materially harmed.

Our business may be adversely affected by changes in general economic conditions, including the automotive industry, which has had difficulties in recent years.

Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume the freight that we transport. The relative strength or weakness of the United States and Mexican economies affect the businesses served by us. Prolonged negative changes in domestic and global economic conditions or disruptions of either or both of the financial and credit markets, including the availability of short and long-term debt financing, may affect us, as well as the producers and consumers of the commodities that we transport and may have a material adverse effect on our results of operations, financial condition, and liquidity.

In particular, our financial performance depends, in part, on conditions in the automotive industry. Automobile manufacturers are among our most significant customers, together representing approximately 12% of our total revenues in 2008. Automobile manufacturers have experienced declining market shares in North America and have announced significant restructuring actions in an effort to improve profitability including temporarily stopping production in December 2008 and early 2009. If our automobile manufacturing customers cannot fund their operations, or if other major customers reach a similar level of financial distress, we may incur significant write offs of accounts receivable or incur impairment charges. In addition, cost-cutting initiatives adopted by automotive customers may result in increased downward pressure on the rates that we may charge. Pricing pressures may further intensify as automobile manufacturers continue to pursue restructuring and cost-cutting initiatives. Our automotive revenues decreased by approximately 5% for the year ended December 31, 2008 and decreased by approximately 70% for the six months ended June 30, 2009 compared to the same period in 2008. A prolonged downturn in the North American automotive industry resulting in decreased demand or reduced rates for the transport of automotive products could have a negative impact on our business, financial condition and operating results.

The transportation industry is highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive, housing and agriculture industries. Any downturn in these industries could have a material adverse effect on operating results. Also, some of the products transported have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past, and reduced demand for automotive vehicles and related shipments may result in decreased prices. We cannot assure that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial condition or results.

Our business strategy, operations and growth rely significantly on agreements with other railroads and third parties.

Operation of our rail network and our plans for growth and expansion rely significantly on agreements with other railroads and third parties, including joint ventures and other strategic alliances. Our operations are also dependent on interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable us to exchange traffic and utilize trackage we do not own. Our ability to provide comprehensive rail service to our customers depends in large part upon our ability to maintain these agreements with other railroads and third parties. The termination of, or the failure to renew, these agreements could adversely affect our business, financial condition and results of operations. We are also dependent in part upon the financial health and efficient performance of other railroads with which we have agreements. There can be no assurance that we will not be materially adversely affected by operational or financial difficulties of other railroads.

We are exposed to the credit risk of our customers and counterparties and their failure to meet their financial obligations could adversely affect our business.

Our business is subject to credit risk. There is a risk that a customer or counterparty will fail to meet its obligations when due. Customers and counterparties that owe us money may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Although we have procedures for reviewing our receivables and credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Some of the our risk management methods depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. In addition, concerns about, or a default by, one customer or counterparty could lead to significant liquidity problems, losses or defaults by other customers or counterparties, which in turn could adversely affect us. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

Our operations are subject to certain trackage rights, haulage rights and interline service agreements with other Mexican rail carriers, some of which are in dispute.

Through our concession from the Mexican government, we are required to grant short and long-distance trackage rights to Ferromex, Ferrosur and FTVM. Applicable law stipulates that Ferromex, Ferrosur and FTVM similarly are required to grant us rights to use portions of their tracks. Although all of these trackage rights have been granted under the concession, no railroad has actually operated under the long-distance trackage rights because the rates that may be charged for the right to use the tracks have not been agreed upon between us and the parties to whom those rights are granted in accordance with the Mexican Railroad Services Law and applicable regulations. If we cannot reach an agreement on rates with rail carriers entitled to trackage rights on our rail lines, the SCT is entitled to set the rates in accordance with Mexican law and regulations, which rates may not adequately compensate us. We are currently involved in judicial, civil and commercial litigation and administrative proceedings with Ferromex regarding the rates payable to each other for trackage rights, interline services and haulage rights. Certain of these disputes continue under litigation, which we expect to continue over the next few years. We and Ferromex are also parties to various ongoing civil cases involving disputes over the application and proper interpretation of the mandatory trackage rights. Any resolution of such procedures adverse to us could have a negative impact on our business and operations.

Downturns in the U.S. economy, the Mexican economy, U.S.-Mexico trade, certain cyclical industries in which our customers operate, the global economy or fluctuations in the peso-dollar exchange rate could have adverse effects on our financial condition.

The level and timing of our activity is heavily dependent upon the level of Mexican-United States trade and the effects of NAFTA on such trade. Our operations depend on Mexican and United States markets for the products we transport, the relative position of Mexico and the United States in these markets at any given time, and tariffs or other barriers to trade. Downturns in the Mexican or United States economies or in trade between Mexico and the United States would likely have adverse effects on our results of operations and our ability to meet debt service obligations. In addition, we have invested significant amounts in developing our intermodal operations at the Port of Lazaro Cardenas, in part to provide Asian importers with an alternative to west Coast ports of the United States, and the level of intermodal traffic depends, to an extent, on the volume of Asian shipments routed through Lazaro Cardenas. Reduction in trading volumes between us and our Asian customers, which may be caused by factors beyond our control, including increased government regulations in light of recent concerns regarding the safety and quality of Asian-manufactured products, may adversely affect our business and results of operations.

Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. During the fourth quarter of 2008, the value of the Mexican peso declined against the U.S. dollar. See “Our operations are subject to economic and political risk.” Although a decrease in the level of exports of some of the commodities that we transport to the United States may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in Mexican-United States trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we carry.

Any devaluation of the peso would cause the peso cost of our dollar-denominated debt to increase, adversely affecting our ability to make payments on our indebtedness. Severe devaluation or depreciation of the peso may result in disruption of the international foreign exchange markets and may limit the ability to transfer pesos or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on the non-peso denominated indebtedness. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit the ability to transfer or convert pesos into U.S. dollars or other currencies for the purpose of making timely payments of the U.S. dollar-denominated debt and contractual commitments. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.

Traffic congestion or similar problems experienced in the U.S. or Mexican railroad system may adversely affect our operations.

Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may also result in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Nuevo

Laredo-Laredo border gateway, which is expected to continue in the near future. This may adversely affect our business and results of operations.

If our primary fuel supply contract is terminated, or if fuel prices substantially increase, our financial condition could be materially adversely affected.

We incur substantial fuel costs in our railroad operations and these costs represent a significant portion of our transportation expenses. Fuel expense decreased from 20% of our operating costs during 2007 to 19% of our operating costs during 2008. However, significant price increases for fuel may have a material adverse effect on operating results. We historically have been able to pass the majority of these fuel cost increases on to customers in the form of fuel surcharges applied either in the form of an increase in the freight rate or direct customer billings. If we are unable to recapture our costs of fuel from our customers, operating results could be materially adversely affected. In addition, a severe disruption of fuel supplies resulting from supply shortages, political unrest, a disruption of oil imports, weather events, war or otherwise, and the resulting impact on fuel prices could materially adversely affect our operating results, financial condition and cash flows.

We currently meet, and expect to continue to meet, fuel requirements for our operations almost exclusively through purchases at market prices from PEMEX Refinanción (“PEMEX”), the national oil company of Mexico, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days’ written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternate sources on acceptable terms, our operations could be materially adversely affected.

We face possible catastrophic loss and liability, and our insurance may not be sufficient to cover our damages or damages to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, floods, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of FTVM and significant portions of our customer base, could have a material adverse effect on our operations and our financial condition. We maintain insurance that is consistent with industry practice in compliance with the requirements of our concession against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations and an adverse effect on our financial condition.

We, as a common carrier by rail, are required by Mexican law to transport hazardous materials, which could expose us to significant costs and claims.

Under applicable Mexican laws, our common carrier responsibility requires us to transport hazardous materials. Any rail accident or other incident or accident on our network, facilities, or at the facilities of our customers involving the release of hazardous materials, including toxic inhalation hazard (or TIH) materials, could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation, which could have a material adverse effect on our results of operations, financial condition and liquidity.

Our business is subject to environmental, health, and safety laws and regulations that could require us to incur material costs or liabilities relating to environmental, health, or safety compliance or remediation.

In the operation of a railroad, it is possible that derailments, explosions, or other accidents may occur that could cause harm to the environment or to human life or health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages for harm to property or individuals.

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, including standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. Under applicable Mexican law and regulations, administrative and criminal proceedings may be brought and economic sanctions imposed against companies that violate environmental laws and non-complying facilities may be temporarily or permanently closed. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment and to environmental laws and regulations issued by the governments of each of the Mexican states in which our facilities are located. The terms of our concession from the Mexican government also impose environmental compliance obligations on us. We cannot predict the effect, if any, that unidentified environmental matters or the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition. Failure to comply with any environmental laws or regulations may result in the termination of our concession or in fines or penalties that may affect profitability.

Terrorist activities and geopolitical events and their consequences could adversely affect our financial condition.

Terrorist attacks may negatively affect our operations. The continued threat of terrorism within Mexico, the U.S. and elsewhere and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. Political and economic instability in other regions of the world, including the U.S. and Canada, could negatively impact our operations. The consequences of terrorism and the responses are unpredictable and could have an adverse affect on our financial condition.

Renegotiation of terms of the labor agreement and any potential labor disruptions could adversely affect our financial condition.

Our union employees are covered by one labor agreement, which was signed on June 23, 1997 between us and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (Mexican Railroad Union), for a term of 50 years, for the purpose of regulating the relationship between the parties and improving conditions for the union employees. Approximately 80% of our employees are covered by this labor agreement. The compensation terms under this labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. In June of 2009, the negotiation of the compensation terms and all other benefits was started with the Mexican Railroad Union. The retirement benefit plan is still under negotiation. The anticipated resolutions of these negotiations are not expected to have a material impact to the consolidated financial statements. The union labor negotiation with the Mexican Railroad Union has not historically resulted in any strike, boycott, or other disruption in our business operations.

KCS’s controlling stockholder’s interests may be different from ours.

As of April 1, 2005, KCS became our controlling stockholder with full power to direct our business. KCS on its own can make decisions and determine corporate transactions, mergers, consolidations, dividend payments, and other matters. The interests of KCS may be different from our interests and KCS may exercise influence over us in a manner inconsistent with our interests.

Our operations are subject to economic and political risks.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our operations in particular. We cannot predict the impact that the political landscape, including the recently implemented multiparty rule, will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

We use the U.S. dollar as our functional currency and remeasure our monetary assets and liabilities denominated in Mexican pesos into our functional currency. During the first six months of 2009, the Mexican peso increased by 2% to Ps.13.2 at June 30, 2009 compared to Ps.13.5 at December 31, 2008. The increase in the peso accounted for $0.9 million foreign currency gain on our results of operations for the period of six months ended June 30, 2009. In 2008, the Mexican peso declined by 24% to Ps.13.5 at December 31, 2008 compared to Ps.10.9 at December 31, 2007. The decrease in the peso accounted for the $21.3 million foreign currency loss on our results of operations for the year ended December 31, 2008. Further weakening of the peso could continue to have a material adverse effect on our business, financial condition and results of operation.

Mexican national politicians are currently focused on certain regional political and social tensions, and reforms regarding fiscal and labor policies, gas, electricity, social security, and oil have not been and may not be approved. The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition, and results of operation.

The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. Though Mexico has imposed foreign exchange controls in the past, there are currently no exchange controls in Mexico. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat of such difficulties in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by United States and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments due on indebtedness, to the extent we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Some emerging market countries, including Argentina and Brazil, have experienced significant economic downturns and market volatility in the past. These events have had an adverse effect on the economic conditions and securities markets of other emerging market countries, including Mexico.

Mexico may experience high levels of inflation in the future which could adversely affect our results of operations.

Mexico has a history of high levels of inflation and may experience high inflation in the future. During most of the 1980s and during the mid and late 1990s, Mexico experienced periods of high levels of inflation. The annual rate of inflation for the six months period ended June 30, 2009 was 1.3% and for the last three years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were 6.5% in 2008, 3.8% in 2007, and 4.0% in 2006. A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our results of operations and financial condition. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

Risk Factors Relating to Ongoing Litigation

We are a party to various legal proceedings and administrative actions arising in the ordinary course of business including those specifically mentioned below.

SCT Sanction Proceedings.  In April 2006, the SCT initiated proceedings against us, claiming that we had failed to make certain minimum capital investments projected for 2004 and 2005 under our five-year business plan filed with the SCT prior to our April 2005 acquisition by KCS (collectively, the “Capital Investment Proceedings”). We believe that we made capital expenditures exceeding the required amounts. We responded to the SCT by providing evidence in support of our investments and explaining why we believe sanctions are not appropriate. In May 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2004, where the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, but resolved to impose no sanction as this would have been our first breach of the relevant legal provisions. In June 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2005, where the SCT determined that we had indeed failed to make the minimum capital investments required for such year, and imposed a minimum fine. We have filed actions challenging both the 2004 and 2005 investment plan resolutions issued by the SCT. We will have the right to challenge any adverse ruling by the Mexican Administrative and Fiscal Federal Court.

In May 2008, the SCT initiated a proceeding against us, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”), alleging that we impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by us to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that we had engaged in the activities alleged, but imposed no sanction since this was the first time we had engaged in such activities. On May 6, 2009, we challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to us of new proceedings against us, claiming, among other things, that we refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location.

We believe we have defenses to the imposition of sanctions for the forgoing proceedings and intend to vigorously contest these allegations. We do not believe that these SCT proceedings will have a material adverse effect on our results of operations or financial condition. However, if we are ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the concession, we could be subject to possible future SCT action seeking revocation of the concession.

Disputes Relating to the Provision of Services to a Mexican subsidiary of a Large U.S. Auto Manufacturer.  We are involved in several disputes related to providing service to a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”).

In March 2008, the Auto Manufacturer filed an arbitration suit against us under a contract entered into in 1999 for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. The Auto Manufacturer claims that the contract was implicitly extended and continued in effect beyond its stated termination date, and that we are therefore required to continue abiding by our terms, including, but not limited to, the rates contemplated in such contract. We claim that the contract did in fact expire on its stated termination date of January 31, 2008, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, we filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and our rates. The Auto Manufacturer is also seeking a declaration by the arbitrator that the rates being assessed by us are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. We will initiate a judicial proceeding with the civil court seeking the enforcement of the arbitration award. As of the date of this filing, the second phase of the arbitration proceeding regarding the declaration of the arbitrator that the rates assessed by us are discriminatory has not been resolved. Management believes the final resolution of these claims will not have any material impact on our results of operations.

In May 2008, the arbitrator ordered that we continue providing the service in the same way and at the same rates as we had done through March 2008, and ordered the Auto Manufacturer to provide a guaranty by depositing with us the difference between the rates under the agreement and our rates. We initiated a judicial proceeding seeking enforcement of the Auto Manufacturer’s obligation to provide the guaranty and on January 8, 2009, we received a Civil Court ruling ordering the Auto Manufacturer to deposit the amount of the guaranty with us as required by the arbitrator. On February 11, 2009, the Auto Manufacturer filed an appeal and was granted an injunction with the District Court to avoid making the payment. On April 2, 2009, the District Court issued a resolution revoking the January 8, 2009 ruling and denying the enforcement of the Auto Manufacturer’s obligation to provide the guaranty. We intend to appeal the resolution issued by the District Court.

Risk Factors Relating to the Exchange Notes and the Exchange Offer

Our substantial indebtedness could adversely affect our financial position and our ability to meet our obligations under our debt instruments.

We have a substantial amount of debt and significant debt service obligations. As of June 30, 2009, we had total outstanding indebtedness of $1,119.7 million, consisting of (i) $989.2 million of senior unsecured indebtedness and (ii) $130.5 million of senior secured indebtedness and capital lease obligations. Our stockholders’ equity was $1,350.8 million as of June 30, 2009, resulting in a debt ratio (total debt as a percentage of total debt plus equity) of 45.3%.

Our substantial indebtedness could make it more difficult for us to borrow money in the future and may reduce the amount of money available to finance our operations and other business activities and may have other important consequences, including the following:

•	we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, and interest on our debt, which will reduce funds available for other purposes;

•	we may not be able to fund capital expenditures, working capital and other corporate requirements;

•	we may not be able to obtain additional financing, or obtain it at acceptable rates;

•	our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or in our business, including the availability of short- and long-term debt;

•	we may be exposed to risks in exchange rate fluctuations because any fluctuation of the Mexican peso relative to the U.S. dollar could impact our ability to service debt; and

•	we may be at a disadvantage compared to our competitors that have less leverage and greater operating and financial flexibility than we do.

We may incur additional indebtedness in the future.

Despite our level of indebtedness, we may incur additional debt in the future. This could further exacerbate the risks described in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2008.

Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our debt.

The indentures relating to our outstanding debt securities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Failure to maintain compliance with the covenants contained in the indentures could constitute a default which could accelerate the payment of any amounts outstanding under these financial agreements.

The recent downturn in the credit markets has increased the cost of borrowing and has made financing difficult to obtain, each of which may have a material adverse effect on our results of operations and business.

Recent events in the financial markets have had an adverse impact on the credit markets and, as a result, credit has become more expensive and difficult to obtain. Some lenders are imposing more stringent restrictions on the terms of credit and there may be a general reduction in the amount of credit available in the markets in which we conduct business. The negative impact of tightening credit markets and the recent adverse changes in the credit markets generally may have a material adverse effect on our results of business and operations resulting from, but not limited to, an inability to finance capital expansion on favorable terms, if at all, increased financing cost or financial terms with increasingly restrictive covenants.

Holders who fail to exchange their outstanding notes will continue to be subject to restrictions on transfer and may have reduced liquidity after the exchange offer.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to the outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We are under not obligation to, and do not plan to, register the outstanding notes under the Securities Act.

In addition, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease could reduce the liquidity of the trading market for the outstanding notes. We cannot assure you of the liquidity, or event the continuation, of the trading market for the outstanding notes following the exchange offer.

You must comply with the exchange offer procedures to receive exchange notes.

Holders are responsible for complying with all exchange offer procedures. The issuance of exchange notes in exchange for outstanding notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of outstanding notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure or waive any defect if you fail to follow the proper procedure.

If you are a broker-dealer, your ability to transfer the new notes may be restricted.

A broker-dealer that purchased outstanding notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it resells the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited, and, as a result, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

There is no public market for the exchange notes, a market may not develop, and you may have to hold your exchange notes to maturity.

The exchange notes are a new issue of securities and there is no existing trading market for the exchange notes. Although the initial purchasers have informed us that they intend to make a market in the exchange notes, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable. The exchange notes are not listed for trading on any exchange. We do not intend to seek to have them listed. The liquidity of any market for the exchange notes and the prices at which the exchange notes will trade, if a trading market develops, will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

The market price for the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of these securities. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the exchange notes.

Trading in the exchange notes may be affected by developments in emerging and other markets.

Securities of Mexican companies have been, to varying degrees, influenced by political, economic and market conditions in other emerging markets and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may have effects on the securities of issuers in other countries, including Mexico. Continued volatility in the Latin American, Eastern European, Asian or other emerging capital markets may lead to increased volatility of other securities markets and may impact the price of the exchange notes. Events outside of Mexico, especially in other emerging market countries, may affect the price of, or our ability to meet our obligations under, the exchange notes. In addition, the Mexican financial and securities markets are, to varying degrees, influenced by political, economic and market conditions in more industrialized countries, particularly the United States. Among other events, increases in interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States may tend to decrease the attractiveness of securities investments in other countries, such as Mexico.

If a noteholder were to sue us, the noteholder may be paid in pesos in the event of a recovery of damages.

If proceedings are brought in Mexico seeking to enforce our obligations under the exchange notes, we may discharge those obligations by making payments in pesos. Under Article 8 of the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), in the event that proceedings were brought in Mexico seeking to enforce in Mexico our obligations under the exchange notes, we would not be required to discharge such obligations in Mexico in a currency other than Mexican currency. According to Article 8, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date and in the place payment occurs. Such rate is currently determined by the Mexican Central Bank every business day in Mexico, and published the following banking day in the Mexican Official Gazette (Diario Oficial de la Federación). As a result, if a payment is made by us in

Mexico, depending upon the peso-dollar exchange rate on the payment date, peso payments made to exchange note holders may not be sufficient to obtain the dollars necessary to satisfy our obligations under the exchange notes.

Our obligations under the exchange notes would change in the event of our insolvency or bankruptcy.

Upon our declaration of insolvency (including concurso mercantil) or bankruptcy, our unsecured obligations under the exchange notes:

•	would be converted into pesos at the exchange rate prevailing at the time of such declaration and subsequently converted into UDIs, investment units indexed to the rate of Mexican inflation, at the peso-UDI exchange rate prevailing at the time of conversion, and payment would occur at the time claims of our creditors are satisfied;

•	would be dependent upon the outcome of the insolvency (including concurso mercantil) or bankruptcy proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account depreciation of the peso against the dollar occurring after such declaration of insolvency (including concurso mercantil) or bankruptcy.

Given the past volatility of Mexican exchange rates, noteholders may receive substantially less money in satisfaction of our obligations if the peso-dollar exchange rate changes between the date of the declaration of bankruptcy and the time of payment.

Your ability to require the repurchase of exchange notes upon a change of control may be limited.

Upon a change of control, we will be required to offer to repurchase all of the exchange notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for the outstanding exchange notes tendered, and we expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the terms of future senior indebtedness of us and our subsidiaries may prohibit certain events which would constitute such a change of control or require such senior indebtedness to be repurchased or repaid upon a change of control. Moreover, the exercise by the holders of their right to require us to purchase the exchange notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect of such repurchase on us and our subsidiaries. Our failure to repurchase tendered exchange notes at a time when the repurchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt. The change of control provision in the indenture will not necessarily afford you protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us, that may adversely affect you. These transactions may not involve a change in voting power or beneficial ownership, or even if they do, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger these provisions. Except as described under “Description of the Exchange Notes — Change of Control,” the indenture does not contain provisions that permit the holders of the exchange notes to require us to repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar transaction. Finally, the provisions under the indenture relative to our obligation to make an offer to purchase the exchange notes as a result of a change of control may be waived or modified with the written consent of the holders of a majority in principal amount of the exchange notes; accordingly, you may not be able to require the repurchase of your exchange notes upon a change of control even if you do not consent to the waiver of such obligation.

The exchange notes are unsecured obligations, and accordingly our assets may be insufficient to pay amounts due on your exchange notes.

The exchange notes will be our unsecured obligations. We and our subsidiaries may incur other debt, which may be substantial in amount, and which may in certain circumstances be secured. Because the exchange notes will be unsecured obligations, your right of repayment may be compromised in the following situations:

•	we enter into bankruptcy (including concurso mercantil), liquidation, reorganization, or other winding-up;

•	there is a default in payment under any of our secured debt; or

•	there is an acceleration of any of our secured debt.

If any of these events occurs, the secured lenders could foreclose on our assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture relating to the exchange notes at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the exchange notes.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on a variety of factors, many of which are beyond our control.

Our ability to make payments on our indebtedness, including the exchange notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we may not be able to complete such refinancing on commercially reasonable terms or at all.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligation under the registration rights agreement that we entered into in March 2009 in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes. As consideration for issuing the exchange notes, we will receive in exchange a like principal amount of the outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued and sold the outstanding notes in a private offering on March 30, 2009. In connection with that issuance and sale, we entered into a registration rights agreement with the initial purchasers for the outstanding notes. In the registration rights agreement, we agreed to, among other things:

•	prepare and file with the SEC, as promptly as practicable, a registration statement relating to the offer to exchange the outstanding notes for the exchange notes, or the exchange offer registration statement, or, under certain circumstances, a “shelf” registration with respect to the outstanding notes or exchange notes, or the shelf registration statement;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act and to complete the exchange offer, or in the case of a shelf registration statement, as applicable, to be declared effective, within 360 days of March 30, 2009; and

•	keep the exchange offer open for not less than 20 business days after the date that notice of the exchange offer is mailed to the holders of the outstanding notes.

If the exchange offer has not been completed or a shelf registration statement, as applicable, has not been declared effective on or prior to the 360th day following March 30, 2009, or if any registration statement which has been declared effective ceases to be effective at any time at which it is required to be effective, we will pay registration default damages accrued at a rate of 0.25% per annum commencing on the day the registration statement ceases to be effective. The registration default damages will be payable in accordance with the interest payment provisions of the outstanding notes. The registration default damages will cease to accrue upon:

•	the completion of the exchange offer or the effectiveness of the shelf registration statement, as applicable, in the case of a registration default caused by the exchange offer not being completed, or a shelf registration statement, as applicable, not being declared effective, on or prior to the 360th day following March 30, 2009; or

•	the effectiveness of the registration statement which had ceased to be effective, in the case of a registration default caused by a registration statement that had been declared effective, but ceased to be effective at any time at which it was required to be effective.

We have agreed to provide each holder of outstanding notes a copy of the prospectus that forms part of the registration statement.

Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, we will be required to file a shelf registration statement for a continuous offering by the holders of the outstanding notes if:

•	due to any change in law or applicable interpretations by the staff of the SEC, we determine upon advice of our outside counsel that we are not permitted to effect the exchange offer;

•	for any other reason, the exchange offer is not consummated within 360 days of March 30, 2009;

•	any holder other than an initial purchaser for the outstanding notes is ineligible to participate in the exchange offer other than by reason of such holder being our “affiliate” (as defined in Rule 405 of the Securities Act);

•	based on their reasonable opinion, the initial purchasers for the outstanding notes so request in writing and delivered to us with respect to outstanding notes that are not eligible to be exchanged for exchange notes in the exchange offer that are held by them following consummation of the exchange offer; or

•	in the case that the initial purchasers for the outstanding notes participate in the exchange offer or otherwise acquire exchange notes from us under certain other provisions of the registration rights agreement and, in their reasonable opinion, do not receive freely tradable exchange notes in exchange for outstanding notes constituting any portion of an unsold allotment.

Except as otherwise permitted by the registration rights agreement, we will keep the shelf registration statement continuously effective, supplemented and amended as required by the Securities Act, for a period from the date the shelf registration statement is declared effective until the second anniversary of its effectiveness, or the earlier date upon which all the outstanding notes or exchange notes, as applicable, covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

During any 365-day period, upon the occurrence of certain events, we will have the ability to suspend the disposition of outstanding notes or exchange notes pursuant to a registration statement or shelf registration statement for up to two periods of up to 30 days each, if we determine in our reasonable judgment and upon written advice of counsel that the continued effectiveness and use of the shelf registration statement would require the disclosure of confidential information or interfere with any financing, acquisition, reorganization or other material transaction involving us.

We will, in the event of the filing of a shelf registration statement, provide to each holder of outstanding notes that are covered by the shelf registration statement copies of the prospectus included in the shelf registration statement and notify each such holder when the shelf registration statement has become effective. The names of holders of outstanding notes that propose to sell the outstanding notes pursuant to the shelf registration statement will be included, as selling security holders, in such prospectus. We may require such holders to furnish us with information we require to include in the shelf registration statement and we may exclude them from such shelf registration statement if they fail to do so within a reasonable time. Selling holders of outstanding notes that are included in the shelf registration statement will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).

Once the exchange offer is complete, we will have no further obligation to register any of the outstanding notes not tendered to us in the exchange offer. See “Risk Factors — Factors Relating to the Exchange Notes and the Exchange Offer — Your failure to tender outstanding notes in the exchange offer may affect their marketability.”

Effect of the Exchange Offer

Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and similar no-action letters, we believe that you may offer for resale, resell and otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

•	you are not a broker-dealer that acquired the outstanding notes from us or in market-making transactions or other trading activities;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	at the time of the consummation of the registered exchange offer, you are not participating in, you do not intend to participate in and you have no arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If you are not able to make these representations, and any such other representations as may be necessary under applicable SEC rules, regulations and interpretations, you are a “restricted holder.” As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may sell your outstanding notes only in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business one year after that date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” In the registration rights agreement, we agreed to use our reasonable best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resales of exchange notes during such period.

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.

To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the outstanding notes. Outstanding notes that are still outstanding following the completion of the exchange offer, and that are not redeemed by us, will continue to be subject to transfer restrictions.

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 principal amount.

The terms of the exchange notes will be identical in all material respects to those of the outstanding notes, except that:

•	the offering of the exchange notes has been registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions; and

•	the exchange notes will be issued free of any covenants regarding registration rights and free of any related provisions for additional interest.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under and be entitled to the benefits of the same indenture under which the outstanding notes were issued. The outstanding notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the exchange notes, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. As of the date of this prospectus, an aggregate of $200.0 million principal amount of outstanding notes is outstanding. This prospectus is being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Holders of outstanding notes do not have any appraisal or dissenters’ rights under applicable law or under the indenture in connection with the exchange offer.

We will be deemed to have accepted for exchange validly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “Conditions” in this section of the prospectus. All outstanding notes accepted for exchange will be exchanged for exchange notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any outstanding notes for exchange, we will extend the expiration date for the same period.

If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted outstanding notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your outstanding notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on November 10, 2009, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of outstanding notes of the extension no later than 5:00 p.m., New York City time, on the business day immediately following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “Conditions” in this section of the prospectus have not been satisfied by the expiration date; or

•	subject to the terms of the registration rights agreement to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the amendment.

During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes

Any outstanding notes not tendered or accepted for exchange, or redeemed by us, will continue to accrue interest at the rate of 12 1/2% per annum in accordance with their terms. The exchange notes will accrue interest at the rate of 12 1/2% per annum from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of outstanding notes. Interest on the exchange notes and any outstanding notes not tendered or accepted for exchange will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2009.

Procedures for Tendering

Only a registered holder of outstanding notes may tender those notes in the exchange offer. To tender in the exchange offer:

•	a holder must complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with the outstanding notes and all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under “Exchange Agent” in this section of the prospectus before 5:00 p.m., New York City time, on the expiration date;

•	the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at The Depository Trust Company, or DTC, or the depositary, and timely receipt by the exchange agent of an agent’s message (as defined below under “Book-Entry Transfer” in this section of the prospectus) and any other documents required by the letter of transmittal according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

A tender of outstanding notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of outstanding notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders or, in the case of outstanding notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date, (b) as set forth below under “Conditions” in this section of the prospectus, to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of outstanding notes (other than certain specified holders) will represent to us that:

•	it is acquiring the exchange notes in the ordinary course of its business;

•	it is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	it has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of these exchange notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Book-Entry Transfer

The exchange agent will establish a new account or utilize an existing account with respect to the outstanding notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of outstanding notes by causing DTC to transfer these outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of this book-entry transfer of outstanding notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering outstanding notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of outstanding notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

Although delivery of outstanding notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under “Exchange Agent” in this section of the prospectus before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

All references in this prospectus to deposit or delivery of outstanding notes shall be deemed to also refer to DTC’s book-entry delivery method.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (3) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•	the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under “Exchange Agent” in this section of the prospectus. Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “Procedures for Tendering” in this section of the prospectus at any time prior to the expiration date.

Any outstanding notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff; or

•	the outstanding notes are not tendered in accordance with the exchange offer; or

•	you do not represent that you are acquiring the exchange notes in the ordinary course of your business, that you are not engaging in and do not intend to engage in a distribution of the exchange notes, and that you have no arrangements or understandings with any person to participate in a distribution of the exchange notes or you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the exchange notes under the Securities Act; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•	refuse to accept and return to the tendering holder any outstanding notes or credit any tendered outstanding notes to the account maintained within DTC by the participant in DTC which delivered the outstanding notes; or

•	extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of outstanding notes (see “Withdrawal of Tenders” above in this section of the prospectus); or

•	waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered outstanding notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “Expiration Date; Extensions; Amendments” in this section of the prospectus.

In addition, we will not accept for exchange any outstanding notes tendered, and we will not issue exchange notes in exchange for any of the outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your outstanding notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Hand Delivery, Registered Mail or Overnight Carrier

U.S. Bank National Association
Corporate Trust Services
60 Livingston Avenue
St. Paul, Minnesota 55107
Attn: Specialized Finance

Facsimile Transmission:
(651) 495-8158
Confirm by Telephone:
(800) 934-6802

For Information With Respect to the Exchange Offer, Call:

the Exchange Agent at (800) 934-6802 or go to
www.usbank.com/corp_trust/bondholder_contact.html

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of outstanding notes pursuant to the exchange offer. If, however, exchange notes and/or substitute outstanding notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the outstanding notes tendered hereby, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal accompanying the prospectus, or if a transfer tax is imposed for any reason other than the transfer of outstanding notes pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying values as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend printed thereon as a consequence of the issuance of the outstanding notes pursuant to an exemption from the Securities Act and applicable state securities laws. Upon completion of the exchange offer, we may redeem any outstanding notes that were not exchanged in the exchange offer in an amount of up to 2% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any. Outstanding notes not exchanged pursuant to the exchange offer and not redeemed by us will continue to accrue interest at 12 1/2% per annum, and will otherwise remain outstanding in accordance with their terms. Holders of outstanding notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of outstanding notes will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after completion of the exchange offer.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables present our summary historical consolidated financial data as of and for the periods indicated. The consolidated balance sheet data as of June 30, 2009, and the statements of operations data for the six months ended June 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary consolidated financial data below as of and for the years ended December 31, 2008, 2007 and 2006, for the nine months ended December 31, 2005 and the three months ended March 31, 2005, from our audited consolidated financial statements for these periods, which are included elsewhere in this prospectus. We derived the summary consolidated financial data below as of and for the year ended December 31, 2004 from our audited consolidated financial statements as of December 31, 2004, which have been re-cast in accordance with U.S. GAAP and are not included in this prospectus. The unaudited consolidated balance sheet data as of June 30, 2009, and the unaudited consolidated statements of operations data for the six month periods ended June 30, 2009 and 2008 include all adjustments, consisting of normal, recurring adjustments, which management considers necessary for a fair presentation of our financial position and results of operations as of such date and for such periods. Operating results for the six months ended June 30, 2009 are not necessarily indicative of results that may be expected for the entire year or for any future period and should be read in conjunction with the annual financial statements. You should read the summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements included in this prospectus.

Related to the acquisition of a controlling interest in Grupo KCSM by KCS on April 1, 2005 and the effects of the purchase accounting to us, our consolidated financial statements included herein are not fully comparable on a U.S. GAAP basis to the consolidated financial statements for periods prior to April 1, 2005. The effects of purchase accounting have been reflected only in the successor numbers from the date of acquisition. Therefore, our financial statements are separated between “Predecessor” and “Successor” to reflect our results and financial position before and after the change in control, respectively. However, had the acquisition occurred on January 1, 2005, revenues on a pro forma basis for the year ended December 31, 2005 would not differ from the total amount of revenue from the Successor and Predecessor periods in 2005. Additionally, the impact to operating expenses related to purchase accounting for the three month period ended March 31, 2005, was not material. For the years ended December 31, 2008, 2007 and 2006, the nine months ended December 31, 2005, and for the six months ended June 30, 2009 and 2008, the consolidated financial statements include the effects of all purchase accounting adjustments.

In April 2007, we adopted corporate resolutions approving the 2007 Merger between us and our former parent, Grupo KCSM. The 2007 Merger was effective on May 8, 2007. KCSM, as the surviving company, cancelled the shares held by Grupo KCSM and issued the corresponding shares representing our new capital stock to each of the shareholders of Grupo KCSM, except for the shares held by itself. Grupo KCSM transferred all its assets and liabilities to us and any current liabilities between Grupo KCSM and us were extinguished. There was no cash exchanged between the parties in the 2007 Merger.

The 2007 Merger was completed between entities under the common control, with KCSM as the reporting entity. Grupo KCSM was a non-operating holding company with no material assets or operations and its balance sheet was limited to a deferred tax asset and other intercompany balances between Grupo KCSM and us. All intercompany amounts were eliminated and the remaining balances of Grupo KCSM were transferred to us at carrying value, except Grupo KCSM’s 2% ownership in Arrendadora KCSM, which was transferred to NAFTA Rail, S.A. de C.V., a wholly owned subsidiary of KCS. The full effect of the 2007 Merger was applied prospectively in our financial statements for the second quarter of 2007.

Prior to KCS’ acquisition of a controlling interest in us, our consolidated financial statements were historically prepared in accordance with IFRS. Our consolidated financial statements as of and for the year ended December 31, 2004, which were originally prepared in accordance with IFRS, have been re-cast in accordance with U.S. GAAP due to our change from a foreign private issuer to a subsidiary of a domestic filer. The predecessor three month period ended March 31, 2005 was not restated back to January 1, 2005, on the same basis as the nine months ended December 31, 2005. Any difference that would have resulted from the purchase accounting done as of April 1, 2005, for the prior three months, was de minimus.

	Successor						Predecessor
	Six Months					Nine Months	Three Months	Year
	Ended		Year Ended			Ended	Ended	Ended
	June 30,		December 31,			December 31,	March 31,	December 31,
Results of Operations Data:	2009	2008	2008	2007	2006	2005	2005	2004
	(Unaudited)
	(In millions of U.S. dollars)
Revenues	$280.2	$427.0	$818.5	$813.2	$774.0	$547.5	$170.1	$699.2
Operating expenses	251.7	311.9	602.9	597.6	595.2	529.7	143.8	592.0

Operating income	28.5	115.1	215.6	215.6	178.8	17.8	26.3	107.2
VAT/PUT settlement gain, net	—	—	—	—	—	141.0	—	—
Equity in net earnings (loss) of unconsolidated affiliates	(0.3)	4.3	7.4	5.7	5.9	(1.5)	—	0.1
Interest expense	(53.1)	(43.1)	(86.6)	(87.9)	(92.7)	(71.6)	(27.3)	(112.3)
Debt retirement cost	(0.6)	—	—	(6.9)	(2.6)	(4.4)	—	—
Other income	1.2	0.8	2.9	2.9	1.5	1.1	0.3	0.5
Exchange gain (loss) — net	0.9	9.3	(21.3)	(0.9)	(10.5)	3.6	0.2	0.4

Income (loss) before income taxes and minority interest	$(23.4)	$86.4	$118.0	$128.5	$80.4	$86.0	$(0.5)	$(4.1)

Net income (loss)	$(16.2)	$63.5	$103.0	$97.8	$61.7	$87.7	$1.0	$(8.1)

	Successor					Predecessor
	As of					As of
	June 30,	As of December 31,				December 31,
	2009	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions of U.S. dollars)
Balance Sheet Data:
Total assets	$2,685.2	$2,640.3	$2,568.9	$2,489.0	$2,369.5	$2,183.2
Total debt and capital lease obligations	1,119.7	958.4	850.7	875.9	908.2	906.9
Total liabilities	1,334.4	1,207.8	1,230.2	1,245.3	1,215.0	1,078.6
Total stockholders’ equity	1,350.8	1,432.5	1,338.7	1,245.1	1,155.8	1,105.7

	Successor						Predecessor
	Six Months					Nine Months	Three Months
	Ended		Year Ended			Ended	Ended	Year Ended
	June 30,		December 31,			December 31,	March 31,	December 31,
	2009	2008	2008	2007	2006	2005	2005	2004
	(Unaudited)
	(In millions of U.S. dollars)
Other Financial Data:
Depreciation and amortization	$55.8	$48.9	$103.9	$96.7	$89.3	$67.1	$21.8	$87.6
Capital expenditures	44.7	139.5	266.0	237.9	116.1	72.0	9.2	41.1
Net cash provided by operating activities	14.0	47.0	195.6	264.8	155.1	80.5	35.8	87.5
Net cash used for investing activities	(86.9)	(139.0)	(265.9)	(230.2)	(113.0)	(71.3)	(9.0)	(13.6)
Net cash provided by (used for) financing activities	85.0	81.8	92.3	(32.1)	(34.9)	(7.5)	(35.5)	(63.3)
Interest expense	53.1	43.1	86.6	87.9	92.7	71.6	27.3	112.3
Ratio Data:
Ratio of earnings to fixed charges(1)	N/A*	2.5	2.0	2.1	1.6	N/A*	1.0	1.0

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income before minority interest and equity earnings in associates, and fixed charges, net of the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest costs, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

*	For the six months ended June 30, 2009 and for the nine months ended December 31, 2005 our earnings were insufficient to cover fixed charges by $23.1 million and $53.5 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis relates to our financial condition and results of operations for the relevant periods and is based on, and should be read in conjunction with, our financial statements appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors.” See “Forward-Looking Statements” for cautionary statements concerning forward-looking statements.

Overview

We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of approximately 2,700 miles of main track. In addition, we have trackage rights entitling us to run our trains over an additional 700 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our concession is renewable for additional periods of up to 50 years subject to certain conditions.

We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico at Nuevo Laredo, Tamaulipas and the U.S. at Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz (through trackage rights granted by Ferrosur under the concession) and Tampico on the Gulf of Mexico and Lazaro Cardenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.

We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth in NAFTA trade. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS’ U.S. rail subsidiaries, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.

Our revenues are derived from the movement of a diversified mix of commodities and products mainly attributable to cross-border traffic with the U.S. We transport chemical and petroleum products, industrial and consumer products, agricultural and mineral, intermodal and automotive products and coal. Our customers include leading international and Mexican corporations.

Our business is subject to a number of macroeconomic factors that affect our operating results, including the circumstances described under the heading, “Risk Factors.” These include factors outside our control, such as (i) the impact of inflation, political developments, exchange rates and other factors tied to Mexico, (ii) seasonality in our business and that of our customers, (iii) our dependence on global fuel prices for our operations, and (iv) our continuing obligations to the Mexican government arising out of the privatization of our rail lines in 1997 and our concession, including our obligations in respect of required capital expenditures.

Financial Presentation and Accounting Policies

Critical Accounting Policies and Estimates.

Our accounting and financial reporting policies are in conformity with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the following accounting policies and estimates are critical to an understanding of our historical and future performance. Management has discussed the development and selection of the following critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the selection, application and disclosure of our critical accounting policies and estimates.

Capitalization and Depreciation of Property and Equipment.

Our capitalization policy and guidelines relate to investments in long-lived assets (i.e., provides an economic benefit for more than one year). The purpose of the capitalization policy and guidelines is to provide guidance as to what costs should be capitalized (i.e., recorded to an asset account when the expenditure is made and charged to future accounting periods through depreciation or amortization expense). Our capitalization policies and guidelines establish primary units of property consistent with what is prescribed for each asset category by the Uniform System of Accounts as approved by the Surface Transportation Board (“STB”), and establishes minimum capitalization guidelines for each asset category.

We capitalize all costs necessary to make a unit of property ready for its intended use which includes labor, material costs, incremental indirect project overhead costs, and interest incurred during construction. Capitalized costs include additions, replacements and betterments of property and equipment. Assets are depreciated using the mass asset group method of accounting, consistent with generally accepted accounting principles, industry standards and rules established by the STB.

We also capitalize the cost of certain work that increases the utility (i.e., extends the service life, increases the capacity, improves efficiency, etc.) of a unit of property. For example, rail grinding and track surfacing are the key common practices related to track structure in the railroad industry that extend the useful life of the underlying assets and significantly improve the stability of the rail structure as well as the overall safety of rail operations.

The cost of property and equipment normally retired, less salvage value, is charged to depreciation expense over the estimated average service life of the operating assets using depreciation rates calculated during periodic depreciation rate studies. These studies take into consideration the historical retirement experience of homogeneous assets within a certain category of group assets (e.g., ties, rail, box cars, covered hoppers, etc.), the current condition of assets, past and current maintenance practices, potential changes in technology and maintenance, estimated salvage value, and industry regulations.

Depreciation for property and equipment is based upon estimates of the useful average service lives of assets as well as their net salvage value at the end of their useful average service lives. Estimation of the useful average service lives of assets that are long-lived as well as their salvage value requires significant management judgment. Accordingly, management believes that accounting estimates related to depreciation expense are critical.

In addition to the adjustment to rates as a result of the depreciation studies, certain other events could occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management’s assumptions regarding our ability to realize the return of its investment in operating assets and, therefore, affect the amount of depreciation expense in both current and future periods.

Because depreciation expense is a function of statistical studies made of property, plant and equipment, subsequent studies could result in different estimates of useful lives and net salvage values. If future depreciation studies yield results indicating that the assets have shorter lives as a result of obsolescence, physical condition, changes in technology or changes in net salvage values, the estimate of depreciation expense could increase. Likewise, if future studies indicate that assets have longer average service lives, the estimate of depreciation expense could decrease.

Depreciation Rate Studies.  For the year ended December 31, 2005, we adopted the mass asset group depreciation method consistent with our affiliates. In order to assist management with the change to the group method, we engaged a civil engineering firm to conduct a study of depreciation rates for property and equipment. The study centered on evaluating historical replacement patterns to assess future lives and indicated that we were depreciating our property over shorter periods than the assets were actually used. As a result, changes to depreciation were adjusted prospectively through depreciation expense. The changes to the depreciation rates, as a result of the study, were applied in 2005. Concession rights and related assets and improvements are amortized over the shorter of the determined concession life or the useful lives as determined by our depreciation study. An updated study of depreciation rates is expected to be finalized in the third quarter of 2009.

Depreciation and amortization expense for the six months ended June 30, 2009 was $55.8 million. A 1% change in the average life of all group assets would result in a $0.5 million change to our depreciation expense.

Incremental Indirect Project Overhead Costs.  Incremental indirect project costs related to the construction of capital assets are captured and allocated to projects through overhead rates. We use a full absorption costing methodology to calculate overhead rates to capture indirect incremental project costs. These incremental costs are variable such that if there was a reduction in capital, there would generally be a reduction in these costs (e.g., fewer capital projects would generally result in fewer number of employees as well as other related incremental costs). Annually, we perform a study of the self-construction process and all supporting activities to update our overhead rates.

Capitalized Interest.  We capitalize interest incurred in connection with the construction of capital projects that provide increased capacity to our rail infrastructure.

Asset Retirement Obligations.  Asset retirement obligations recognize a liability for legal obligations to perform an asset retirement activity in which the timing and (or) method of the settlement are conditional on a future event. We have recognized asset retirement obligations for contractual obligations related to leased rail cars. We evaluate changes in laws and contractual obligations that may arise to determine any impact on potential future obligations. As of June 30, 2009, the Company has recorded liabilities of $1.0 million related to asset retirement obligations.

Provision for Income Taxes.

Our deferred income taxes are a substantial asset. For financial reporting purposes, we determine the current tax liability, as well as deferred tax assets and liabilities, in accordance with the liability method of accounting for income taxes as specified in Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” The income tax expense or benefit includes income tax both currently payable and deferred into the future. Currently payable income taxes represent the liability shown on income tax returns for the current year and anticipated tax payments resulting from income tax audits. The net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the balance sheet. The changes in deferred tax assets and liabilities are determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for tax purposes as measured using the appropriate enacted tax rates. The tax provision is further complicated by the impacts of inflation as well as the exchange rate, both of which can have a significant impact on the calculation. In addition to estimating the future tax rates applicable to the reversal of tax differences, we must also make certain assumptions regarding whether tax differences are permanent or temporary. If the differences are temporary, we must estimate the timing of their reversal, and whether taxable operating income in future periods will be sufficient to fully recognize our gross deferred tax assets. Accordingly, we believe that the estimate related to the provision for income taxes is critical to our results of operations.

For the six months ended June 30, 2009, income tax benefit totaled $7.2 million. For every 1% change in the 2009 effective rate, income tax benefit would have changed by $0.2 million. For every 1% change in the Mexican inflation rate the tax benefit would increase or decrease by $0.4 million. If the exchange rate used at June 30, 2009 changed by 10 cents from 13.20 Mexican pesos to each U.S. dollar to 13.10 Mexican pesos per dollar, the tax benefit would have decrease by $1.3 million.

Recent Accounting Pronouncements.

In April of 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which amends FASB Statement No. 107, “Disclosures about Fair

Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. We adopted this statement prospectively for the reporting period ended June 30, 2009.

In May of 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”) which established accounting and disclosure requirements for subsequent events. SFAS 165 details the period after the balance sheet date during which we should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which we should recognize events or transactions occurring after the balance sheet date in our financial statements and the required disclosures for such events. We adopted this statement prospectively for the period ended June 30, 2009 and have evaluated subsequent events through July 30, 2009.

In June of 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 addresses the elimination of FIN 46(R)’s exceptions to consolidating qualifying special-purpose entities (the “QSPE”) which means more entities will be subject to consolidation assessments and reassessments. The statement requires ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity (“VIE”) and clarifies characteristics that identify a VIE. In addition, SFAS 167 requires additional disclosures about a company’s involvement with a VIE and any significant changes in risk exposure due to that involvement. This statement is effective for us beginning on January 1, 2010. We are currently evaluating the impact of the adoption of SFAS 167 but do not anticipate it will have a material impact on our results of operations and financial condition.

In June of 2009, the FASB approved the “FASB Accounting Standards Codification” (the “Codification”) to become the single source of authoritative U.S. GAAP (other than guidance issued by the SEC) superseding all then-existing non-SEC accounting and reporting standards. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP through the introduction of a new structure providing all authoritative literature to a topic in one place. The Codification is effective for interim and annual periods ending on or after September 15, 2009. We will reference the Codification beginning in the third quarter of fiscal 2009.

Results of Operations

The following summarizes the consolidated statement of operations components (in millions).

	Six Months
	Ended June 30,		Change
	2009	2008	Dollars	Percent
	(Unaudited)

Revenues	$280.2	$427.0	$(146.8)	(34)%
Operating expenses	251.7	311.9	(60.2)	(19)%

Operating income	28.5	115.1	(86.6)	(75)%
Equity in net earnings (losses) of unconsolidated affiliates	(0.3)	4.3	(4.6)	(107)%
Interest expense	(53.1)	(43.1)	(10.0)	23%
Debt retirement costs	(0.6)	—	(0.6)	(100)%
Foreign exchange gain	0.9	9.3	(8.4)	(90)%
Other income	1.2	0.8	0.4	50%

Income (loss) before income taxes	(23.4)	86.4	(109.8)	(127)%
Income tax (benefit) expense	(7.2)	22.9	(30.1)	(131)%

Net income (loss)	$(16.2)	$63.5	$(79.7)	(126)%

Revenues.

The following table summarizes revenues (in millions), carload/unit statistics (in thousands) and revenues per carload/unit in U.S. dollars.

	Revenues			Carloads and Units			Revenue per Carload/Unit
	Six Months			Six Months			Six Months
	Ended June 30,			Ended June 30,			Ended June 30,
	2009	2008	% Change	2009	2008	% Change	2009	2008	% Change
	(Unaudited)

Chemical and petroleum	$64.6	$74.7	(14)%	42.0	42.3	(1)%	$1,538.1	$1,766.0	(13)%
Industrial and consumer products	75.3	120.7	(38)%	67.9	98.3	(31)%	1,109.0	1,227.9	(10)%
Agriculture and minerals	75.9	113.4	(33)%	56.9	70.8	(20)%	1,333.9	1,601.7	(17)%

Total general commodities	215.8	308.8	(30)%	166.8	211.4	(21)%	1,293.8	1,460.7	(11)%
Intermodal	32.0	41.2	(22)%	93.7	124.5	(25)%	341.5	330.9	3%
Automotive	17.5	57.9	(70)%	17.3	51.9	(67)%	1,011.6	1,115.6	(9)%
Coal	7.2	10.1	(29)%	9.0	10.6	(15)%	800.0	952.8	(16)%

Carload revenues, carloads and units	272.5	418.0	(35)%	286.8	398.4	(28)%	$950.1	$1,049.2	(9)%

Other revenue	7.7	9.0	(14)%

Total revenues(i)	$280.2	$427.0	(34)%

(i) Included in revenues:
Fuel surcharge	$20.4	$29.3

For the six months ended June 30, 2009, revenues decreased $146.8 million compared to the same period in 2008, primarily due to the overall decrease in carload/unit volumes due to the downturn in the economy and the effect of unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso for revenues denominated in Mexican pesos. The following discussion provides an analysis of revenues by commodity group.

Revenues by commodity group
for the six months ended June 30, 2009

Chemical and petroleum. Revenues decreased $10.1 million during the six months ended June 30, 2009, compared to the same period in 2008, due to unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso. Revenues decreased in plastic products and chemical products used to manufacture glass and paint, as result of the downturn in the automotive industry. These factors were somewhat offset by increases in petroleum shipments.

Industrial and consumer products.  Revenues decreased $45.4 million during the six months ended June 30, 2009, compared to the same period in 2008, due to decreases in volume and unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso. Metals and scrap volume decreased due to the continued adverse steel market conditions which began in late 2008. Cement, appliances and ceramic tile exports within the other category decreased due to the continued slowdown of the construction industry. Pulp and scrap paper imports within the forest products decreased due to continued slowdown and higher product prices.

Agriculture and minerals.  Revenues decreased $37.5 million during the six months ended June 30, 2009, compared to the same period in 2008, due to decreases in volume and unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso. Grain traffic accounted for the majority of the decrease as traffic patterns shifted due to a combination of factors. There was an abundant supply of grain, primarily corn that was grown in Mexico as well as an abundant supply of alternative grains, which drove a substitution and substantially reduced the length of haul. In addition, significantly lower vessel freight rates from U.S. ports along the Gulf of Mexico drove a substitution from rail to barge for certain shipments to Mexico.

Intermodal.  Revenues decreased $9.2 million during the six months ended June 30, 2009, compared to the same period in 2008, due to a reduction in volume driven by unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso and aggressive truck competition. Additionally, cross border auto part shipments were reduced due to the bankruptcy of two U.S. automotive companies resulting in several unscheduled plant shutdowns.

Automotive.  Revenues decreased $40.4 million during the six months ended June 30, 2009, compared to the same period in 2008. The volume decrease was driven by the continued overall downturn in the automotive industry caused by consumer uncertainty and tightening credit markets. In addition, the bankruptcy of two U.S. automotive companies resulted in several unscheduled plant shutdowns.

Coal.  Revenues decreased $2.9 million during the six months ended June 30, 2009, compared to the same period in 2008, primarily due to a decrease in volume, decrease in length of haul, and reduced petroleum coke shipments for use within Mexico.

Operating expenses.

Operating expenses, as shown below (in millions), decreased $60.2 million for the six months ended June 30, 2009, when compared to the same period in 2008, primarily due to decreased carload/unit volumes, the effect of favorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso for operating expenses denominated in Mexican pesos and cost management actions. Certain prior period amounts have been reclassified to conform to the current year presentation.

	Six Months
	Ended June 30,		Change
	2009	2008	Dollars	Percent
	(Unaudited)

Compensation and benefits	$34.2	$67.7	$(33.5)	(49)%
Purchased services	57.7	70.2	(12.5)	(18)%
Fuel	38.4	58.3	(19.9)	(34)%
Equipment costs	42.1	50.3	(8.2)	(16)%
Depreciation and amortization	55.8	48.9	6.9	14%
Casualties and insurance	4.2	4.1	0.1	2%
Materials and other	19.3	12.4	6.9	56%

Total operating expenses	$251.7	$311.9	$(60.2)	(19)%

Compensation and benefits.  Compensation and benefits decreased $33.5 million for the six months ended June 30, 2009, compared to the same period in 2008. The decrease primarily reflects a reduction in compensation and benefits due to favorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso, and decreases in statutory profit sharing expense, incentive compensation and other employee benefits as a result of reduced operating income.

Purchased services.  Purchased services expense decreased $12.5 million for the six months ended June 30, 2009, compared to the same period in 2008, principally due to decreases in locomotive maintenance expenses, corporate expenses, security expenses and terminal services driven by lower volumes.

Fuel.  Fuel expense decreased $19.9 million for the six months ended June 30, 2009, compared to the same period in 2008. The decrease was driven by lower consumption due to the decrease in traffic volume, favorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso and increased fuel efficiency.

Equipment costs.  Equipment costs decreased $8.2 million for the six months ended June 30, 2009, compared to the same period in 2008, primarily due to a decrease in the use of other railroads’ freight cars.

Depreciation and amortization.  Depreciation and amortization expenses increased $6.9 million for the six months ended June 30, 2009, compared to the same period in 2008, primarily due to significant capital investments during 2008.

Casualties and insurance.  Casualty and insurance expenses increased $0.1 million primarily due to a favorable insurance adjustment in 2008 and higher environmental remediation expenses, partially offset by lower derailment expense.

Materials and other.  Materials and other expenses increased $6.9 million for the six months ended June 30, 2009, compared to the same period in 2008, primarily due to an unfavorable outcome related to a litigation dispute. In addition, the first quarter of 2008 included a reduction in a legal reserve. These increases were partially offset by lower concession duty and other employee expenses.

Non-Operating Expenses.

Equity in net earnings of unconsolidated affiliates.  Equity in earnings from unconsolidated affiliates was a loss of $0.3 million for the six months ended June 30, 2009, compared to income of $4.3 million for the same period in 2008. Significant components of this change are as follows:

•	KCSM’s equity earnings of FTVM was a gain of $0.2 million for the six months ended June 30, 2009, compared to earnings of $2.6 million for the same period in 2008. The decrease is primarily due a decline in volume due to the downturn in the economy and an adjustment related to negotiation of a maintenance agreement in the second quarter of 2008.

•	KCSM’s equity earnings of Mexrail, Inc. was a loss of $0.5 million for the six months ended June 30, 2009, compared to earnings of $1.7 million for the same period in 2008. The decrease is primarily due to an increase in claims under trackage rights agreements.

Interest expense.  Interest expense increased $10.0 million for the six months ended June 30, 2009, compared to the same period in 2008. The increase in interest expense was attributable to higher average interest rates and debt balances and interest expense related to an unfavorable litigation outcome.

Debt retirement cost.  Debt retirement cost increased $0.6 million for the six months ended June 30, 2009, compared to the same period in 2008. In March 2009, KCSM repaid all amounts outstanding under the 2007 Credit Agreement, defined in the “Liquidity and Capital Resources” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and upon termination, wrote off the unamortized debt issuance cost related to this debt.

Foreign exchange.  For the six months ended June 30, 2009, the foreign exchange gain was $0.9 million, compared to a foreign exchange gain of $9.3 million for the same period in 2008. The decrease in foreign exchange gain was due to fluctuations in the value of the U.S. dollar against the value of the Mexican peso.

Other income, net.  Other income increased $0.4 million for the six months ended June 30, 2009, compared to the same period in 2008. This increase was primarily due to a one-time miscellaneous expense recorded in 2008.

Income tax (benefit) expense.  For the six months ended June 30, 2009, income tax expense decreased $30.1 million, compared to the same period in 2008. The effective income tax rate was 30.7% for the six months ended June 30, 2009, as compared to 26.5% for the same period in 2008. The change in income tax expense and the effective income tax rate was due to lower pre-tax income and foreign exchange rate fluctuations.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following summarizes the consolidated statement of operations components (in millions).

	Year Ended
	December 31,		Change
	2008	2007	Dollars	Percent

Revenues	$818.5	$813.2	$5.3	1%
Total operating expenses	602.9	597.6	5.3	1%

Operating income	215.6	215.6	—	0%
Equity in net earnings of unconsolidated affiliates	7.4	5.7	1.7	30%
Interest expense	(86.6)	(87.9)	1.3	(1)%
Debt retirement costs	—	(6.9)	6.9	(100)%
Foreign exchange loss	(21.3)	(0.9)	(20.4)	2,267%
Other income	2.9	2.9	—	0%

Income before income taxes	118.0	128.5	(10.5)	(8)%
Income tax expense	15.0	30.7	(15.7)	(51)%

Net income	$103.0	$97.8	$5.2	5%

Revenues.

The following table summarizes revenues (in millions), and carload/unit statistics (in thousands). Certain prior period amounts have been reclassified to reflect changes in the commodity group to conform to the current year presentation.

	Revenues				Carloads and Units
			Change				Change
	2008	2007	Dollars	Percent	2008	2007	Units	Percent

Chemical and petroleum	$143.2	$136.0	$7.2	5%	80.6	80.3	0.3	0%
Industrial and consumer products	223.6	245.8	(22.2)	(9)%	180.6	206.1	(25.5)	(12)%
Agriculture and minerals	225.7	208.3	17.4	8%	141.5	144.6	(3.1)	2%

Total general commodities	592.5	590.1	2.4	0%	402.7	431.0	(28.3)	(7)%
Intermodal	86.5	74.1	12.4	17%	260.9	246.2	14.7	6%
Automotive	101.1	105.8	(4.7)	(4)%	96.2	102.3	(6.1)	(6)%
Coal	20.7	22.7	(2.0)	(9)%	21.7	25.5	(3.8)	(15)%

Carload revenues, carloads and units	800.8	792.7	8.1	1%	781.5	805.0	(23.5)	(3)%

Other revenue	17.7	20.5	(2.8)	(14)%

Total revenues(i)	$818.5	$813.2	$5.3	1%

(i) Included in revenues:
Fuel surcharge	$62.3	$52.6

Revenues for the year ended December 31, 2008 totaled $818.5 million compared to $813.2 million for the year ended December 31, 2007, which represented an increase of $5.3 million, primarily due to targeted rate increases and increased fuel surcharge participation, partially offset by an overall decrease in carload volumes. A large portion of the volume decrease in 2008 was realized in the fourth quarter resulting from the global economic slowdown. The effect of unfavorable fluctuations in the value of the U.S. dollar against the value of the Mexican peso for revenues denominated in Mexican pesos was not significant in 2008. The following discussion provides an analysis of revenues by commodity group.

Revenues by commodity
group for 2008

Chemical and petroleum. Revenues increased $7.2 million for the year ended December 31, 2008 compared to the same period in 2007. The increase reflects targeted rate increases and higher fuel surcharge participation. Volume increases primarily in the chemicals channel were offset by a decrease in volume in the plastics channel.

Industrial and consumer products.  Revenues decreased $22.2 million for the year ended December 31, 2008 compared to the same period in 2007. The decrease was principally due to a lower volume of beer exports due to a large beer producer relocating to an area not served by us in the first quarter of 2008. Volume also decreased in the metals and scrap channel due to adverse international steel market conditions. Additionally, cement, appliances and tile ceramic exports in the other channel decreased, reflecting the slowdown of the construction industry in the United States.

Agricultural and minerals.  Revenues increased $17.4 million for the year ended December 31, 2008 compared to the same period in 2007. The increase was driven by targeted rate increases, higher fuel surcharge participation and increased length of haul. This increase was partially offset by volume decreases in the grain and food products channels attributable to increased grain prices and decreased rail freight demand during the last quarter of 2008 due to competitive vessel freight rates.

Intermodal.  Revenues increased $12.4 million during the year ended December 31, 2008 compared to the same period in 2007. The increase reflects higher rates and increased business originating and terminating at the port of Lazaro Cardenas.

Automotive.  Revenues decreased $4.7 million during the year ended December 31, 2008 compared to the same period in 2007. The decrease during 2008 was driven by the overall downturn in the automotive industry as the higher cost of fuel and tightening credit markets have automotive manufacturers re-tooling factories to build more fuel efficient vehicles and developing programs to incent the purchase of new cars. This decrease was partially offset by targeted rate increases and new longer haul traffic in the first half of 2008.

Coal.  Revenues decreased $2.0 million during the year ended December 31, 2008, compared to the same period in 2007, primarily due to a decrease in volume from shorter haul traffic and reduced overseas import coal shipments destined for use within Mexico. These decreases were partially offset by rate increases and traffic with increased length of haul.

Operating Expenses.

Operating expenses totaled $602.9 million for the year ended December 31, 2008 compared to $597.6 million for the year ended December 31, 2007, which represents an increase of $5.3 million. The following table illustrates operating expenses for the years indicated (in millions).

			Change
	2008	2007	Dollars	Percent

Compensation and benefits	$114.0	$135.0	$(21.0)	(16)%
Purchased services	126.1	106.6	19.5	18%
Fuel	112.7	119.7	(7.0)	(6)%
Equipment costs	102.3	106.8	(4.5)	(4)%
Depreciation and amortization	103.9	96.7	7.2	7%
Casualties and insurance	12.8	11.1	1.7	15%
Materials and other	31.1	21.7	9.4	43%

Total operating expenses	$602.9	$597.6	$5.3	1%

Compensation and benefits.  For the year ended December 31, 2008, compensation and benefits decreased $21.0 million, compared to 2007. This decrease primarily reflects reductions in incentive compensation and higher capitalized overhead rates as a result of new and updated studies compared to 2007. In addition, compensation is paid to employees in pesos and due to the value of the U.S. dollar against the value of the Mexican peso during the year, the Company’s compensation expense decreased compared to 2007.

Purchased services.  Purchased services expense increased $19.5 million in 2008 compared to 2007. This increase was driven primarily by increased locomotive maintenance expense, attributable to rate increases, increased switching costs and an increase in allocated corporate expenses based on updated studies since the prior year.

Fuel.  Fuel expense decreased $7.0 million in 2008, compared to 2007. This decrease was driven by lower consumption and increased fuel efficiency driven primarily by older locomotives being replaced with new locomotives through a strategic initiative in 2007 and 2008. This decrease was partially offset by higher diesel fuel prices during 2008 compared to 2007.

Equipment costs.  For the year ended December 31, 2008, equipment cost decreased $4.5 million compared to 2007, primarily due to a decrease in the use of other railroads’ freight cars and a decrease in software license expenses related to operational systems. This decrease was partially offset by higher locomotive lease expenses during the fourth quarter of 2008 compared to 2007.

Depreciation and amortization.  Depreciation and amortization expenses for the year ended December 31, 2008 increased $7.2 million compared to 2007, primarily due to a larger asset base reflecting a continued commitment to investment in Mexico.

Casualties and insurance.  During 2008, casualties and insurance expense increased $1.7 million compared to 2007. The increase reflects higher per incident derailment expense, increased freight loss and damage and an increase in environmental remediation expenses. This loss activity was largely offset by a reduction in premiums for certain insurance policies during 2008.

Materials and other.  For the year ended December 31, 2008, materials and other costs increased $9.4 million compared to 2007. This increase was primarily due to an increase in materials used in the maintenance of equipment and freight cars and an increase in certain other employee expenses. Additionally, the third quarter of 2007, reflected a favorable change to the allowances for freight receivables expense, as a result of favorable loss experience through the third quarter of 2007 and lower reserve requirements due to lower write-offs of receivables acquired in the acquisition of KCSM. These increases were partially offset by a favorable outcome related to a litigation dispute recorded in 2008.

Non-Operating Expenses.

Interest expense.  Interest expense decreased $1.3 million for the year ended December 31, 2008, compared to the same period in 2007. The decrease in interest expense was attributable to lower interest rates, including the refinancing of the 12 1/2% Senior Notes due in 2012 in May 2007, which was partially offset by increased debt levels from financing locomotives acquisitions.

Debt retirement cost.  Debt retirement cost decreased $6.9 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. In June of 2007, we redeemed our 12 1/2% Senior Notes due 2012 and entered into a new bank credit agreement. The charge of $16.7 million for the call premium and the write-off of unamortized debt issuance costs associated with the extinguished debt was partially offset by a $9.8 million write off of the unamortized purchase accounting fair value effect related to the 12 1/2% Senior Notes.

Foreign exchange loss.  For the year ended December 31, 2008 and 2007, the foreign exchange loss was $21.3 million and $0.9 million, respectively, primarily due to the fluctuations in the value of the U.S. dollar versus Mexican peso exchange rates and a cumulative post acquisition loss of $2.9 million recorded in the fourth quarter of 2008 related to certain unsettled transaction recorded prior to 2004.

Equity in net earnings of unconsolidated affiliates.  Equity in earnings from unconsolidated affiliates was $7.4 million and $5.7 million for the years ended December 31, 2008 and 2007, respectively.

•	Equity in earnings of FTVM was $4.7 million for the year ended December 31, 2008, compared to $2.9 million in 2007. This increase primarily reflects reduced maintenance expense in 2008 and a non- recurring prior year loss recorded in 2007.

•	Our equity earnings of Mexrail was $2.7 million for the year ended December 31, 2008, compared to $2.8 million in 2007.

Other income.  Other income for the year ended December 31, 2008 was $2.9 million, which primarily consisted of miscellaneous interest income and was comparable to the December 31, 2007 balance of $2.9 million.

Income tax expense.  For the year ended December 31, 2008, income tax expense decreased $15.7 million compared to 2007. The effective income tax rate was 13% and 24% in 2008 and 2007, respectively. The change in income tax expense and the effective tax rate was primarily due to the effects of foreign exchange losses and the effects of inflation on taxable income. In addition, a valuation allowance of $11.5 million was recorded related to net operating losses.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The following summarizes the consolidated statement of operations components (in millions).

	Year Ended
	December 31,		Change
	2007	2006	Dollars	Percent

Revenues	$813.2	$774.0	$39.2	5%
Total operating expenses	597.6	595.2	2.4	0%

Operating income	215.6	178.8	36.8	21%
Equity in net earnings of unconsolidated affiliates	5.7	5.9	(0.2)	(3)%
Interest expense	(87.9)	(92.7)	4.8	(5)%
Debt retirement costs	(6.9)	(2.6)	(4.3)	165%
Foreign exchange loss	(0.9)	(10.5)	9.6	(91)%
Other income	2.9	1.5	1.4	93%

Income before income taxes and minority interest	128.5	80.4	48.1	60%
Income tax expense	30.7	18.8	11.9	63%

Income before minority interest	97.8	61.6	36.2	59%
Minority interest	—	0.1	(0.1)	(100)%

Net income	$97.8	$61.7	$36.1	59%

Revenues.

The following table sets forth, by product category, our revenues (in millions) and traffic volumes by carloads (in thousands) for the years ended December 31, 2007 and December 31, 2006, respectively.

	Revenues				Carloads and Units
			Change				Change
	2007	2006	Dollars	Percent	2007	2006	Units	Percent

Chemical and petroleum	$136.0	$127.9	$8.1	6%	80.3	80.4	(0.1)	0%
Industrial and consumer products	245.8	247.9	(2.1)	(1)%	206.1	235.2	(29.1)	(12)%
Agriculture and minerals	208.3	195.0	13.3	7%	144.6	145.0	(0.4)	0%

Total general commodities	590.1	570.8	19.3	3%	431.0	460.6	(29.6)	(6)%
Intermodal	74.1	65.1	9.0	14%	246.2	213.8	32.4	15%
Automotive	105.8	97.3	8.5	9%	102.2	98.2	4.0	4%
Coal	22.7	20.8	1.9	9%	25.5	24.9	0.6	2%

Carload revenues, carloads and units	792.7	754.0	38.7	5%	805.0	797.5	7.5	1%

Other revenue	20.5	20.0	0.5	3%

Total revenues(i)	$813.2	$774.0	$39.2	5%

(i) Included in revenues:
Fuel surcharge	$52.6	$43.7

Revenues for the year ended December 31, 2007 increased $39.2 million compared to 2006. This increase is primarily due to targeted rate increases and increased fuel surcharge participation, partially offset by a decrease in carload volumes primarily in the forest products and metals commodity group. The following discussion provides an analysis of revenues by commodity group.

Revenues by commodity
group for 2007

Chemical and petroleum. Revenues increased $8.1 million for the year ended December 31, 2007 compared to 2006, due to targeted price increases and increases in shipments of soda ash in the chemicals channel and plastic import products, partially offset by a decrease in volumes in plastic exports.

Industrial and consumer products.  Revenues decreased $2.1 million for the year ended December 31, 2007 compared to 2006, due to a reduction of beer export shipments in the other channel, and reductions in pulp paper as well as lower appliance shipments in the domestic market.

Agricultural and minerals.  Revenues from agricultural and mineral products increased $13.3 million for the year ended December 31, 2007 compared to 2006. The increase in revenue is a result of targeted price increases across all channels and increased cross border business due to higher import shipments of grain and grain products, partially offset by a reduction in traffic at the ports of Veracruz and Altamira, mainly impacting the grain channel.

Intermodal.  Revenues and volumes increased $9.0 million for the year ended December 31, 2007 compared to 2006. The intermodal revenue and volume increases are a result of rate increases and continued increases in traffic at the port of Lazaro Cardenas. The increased traffic at Lazaro Cardenas is related to port expansion tripling capacity, organic growth and the addition of two new steamship lines that started to call on the port in the second half of 2007.

Automotive.  Revenues and volumes increased $8.5 million for the year ended December 31, 2007 compared to 2006. Automotive revenue and volume increases were driven by continued development and expansion of the new automotive plants/facilities network in Mexico.

Coal.  Revenues increased $1.9 million during the year ended December 31, 2007, compared to 2006. Increases primarily reflect new coal shipments from Lazaro Cardenas to Nava.

Operating Expenses.

Total operating expenses increased to $597.6 million for the year ended December 31, 2007 compared to $595.2 million for the year ended December 31, 2006, which represents an increase of $2.4 million. The following table illustrates operating expenses for the years indicated (in millions).

			Change
	2007	2006	In Dollars	Percent

Compensation and benefits	$135.0	$129.2	$5.8	4%
Purchased services	106.6	131.0	(24.4)	(19)%
Fuel	119.7	112.8	6.9	6%
Equipment costs	106.8	97.0	9.8	10%
Depreciation and amortization	96.7	89.3	7.4	8%
Casualties and insurance	11.1	8.5	2.6	31%
Materials and other	21.7	27.4	(5.7)	(21)%

Total operating expenses	$597.6	$595.2	$2.4	0%

Compensation and benefits.  For the year ended December 31, 2007, compensation and benefits increased $5.8 million, compared to 2006, primarily due to increased incentive compensation expense, certain fringe benefits, pension and severance costs. Increases were partially offset by a decrease in the Mexico statutory profit sharing expense as compared to the prior year.

Purchased services.  Purchased services expense decreased $24.4 million in 2007 compared to 2006. This decrease reflects a reclassification of certain customer switching and transloading costs as revenue deductions, reduced telecommunications expenses, and reductions in the cost of locomotives maintenance. Decreases were partially offset by an increase in legal and corporate expenses.

Fuel.  For the year ended December 31, 2007, fuel increased $6.9 million compared to 2006. Fuel expense increases were driven by higher diesel fuel prices partially offset by higher gross ton miles per gallon in the latter half of the year.

Equipment costs.  Equipment costs increased $9.8 million, compared to 2006, primarily due to a reclassification of customer car hire billed at the border, which was reclassified to revenues in 2007 and an increase in software license expenses related to operational systems. Increases were partially offset by reduced locomotive and car leases expense.

Depreciation and amortization.  Depreciation and amortization expenses for the year ended December 31, 2007 increased $7.4 million, compared to 2006, primarily due to increases in the asset base reflecting increased capital investment.

Casualties and insurance.  During 2007, casualties and insurance expense increased $2.6 million, compared to 2006, due to higher costs associated with a few large derailments and increased vandalism to our cars compared to the same period last year.

Materials and other.  For the year ended December 31, 2007, materials and other costs decreased $5.7 million, compared to 2006. The decrease reflects reduced allowances for freight receivables primarily due to favorable loss experience and lower receivables. This decrease was partially offset by increases in miscellaneous rents and inventory adjustments.

Non-Operating Expenses.

Interest expense.  Interest expense decreased $4.8 million for the year ended December 31, 2007, compared to 2006. The decrease in interest expense reflected the refinancing of higher rate debt (see debt retirement costs for more information).

Debt retirement cost.  Debt retirement cost decreased $4.3 million for the year ended December 31, 2007, compared to 2006. In June of 2007, we redeemed our 12 1/2% Senior Notes due 2012 and entered into a new bank credit agreement. As a result of these transactions, there was a net $6.9 million write-off of debt retirement costs. Included in the debt retirement costs was a charge of $16.7 million for the call premium on the senior notes, which was partially offset by a $9.8 million reduction of unamortized purchase accounting effects associated with the 12 1/2% Senior Notes due in 2012. During 2006, we refinanced our 10 1/4% Senior Notes and wrote off $2.6 million of unamortized debt issuance costs.

Foreign exchange loss.  For the years ended December 31, 2007 and 2006, the foreign exchange loss was $0.9 million and $10.5 million, respectively, due to fluctuations in the value of the U.S. dollar versus Mexican peso exchange rates.

Equity in net earnings of unconsolidated affiliates.  Equity in earnings from unconsolidated affiliates was $5.7 million and $5.9 million for the years ended December 31, 2007 and 2006, respectively.

•	Equity in earnings of FTVM was $2.9 million for the years ended December 31, 2007 and 2006.

•	Our equity earnings of Mexrail was $2.8 million for the year ended December 31, 2007, compared to $3.0 million for the same period in 2006.

Other income.  Other income for the years ended December 31, 2007 and 2006 was $2.9 million and $1.5 million, which primarily consisted of miscellaneous interest income.

Income tax expense.  For the year ended December 31, 2007, our income tax expense was $30.7 million, a change of $11.9 million as compared to an expense of $18.8 million for the year ended December 31, 2006. The increase in tax expense was primarily attributable to the increase in income in 2007. The effective tax rate was 24% and 26% in 2007 and 2006, respectively. The decrease in the effective tax rate was due to the reduction of the federal income tax rate from 29% to 28% in 2007.

Liquidity and Capital Resources

Overview.

Our primary uses of cash are to support operations; maintain and improve our railroad; pay debt service; acquire new and maintain existing locomotives, rolling stock and other equipment; and meet other obligations. Our cash flow from operations has historically been sufficient to fund operations, maintenance capital expenditures and debt service. External sources of cash (principally bank debt, public and private debt and leases) have been used to refinance existing indebtedness and to fund acquisitions, new investments and equipment additions. On June 30, 2009, total available liquidity was approximately $51.0 million.

We believe, based on current expectations, that cash and other liquid assets, operating cash flows, access to debt capital markets and other available financing resources will be sufficient to fund anticipated operating, capital and debt service requirements and other commitments in the foreseeable future. We have no significant debt maturities until 2012.

As of June 30, 2009, we have a debt capitalization ratio (total debt as a percentage of total debt plus total equity) of 45.3 percent. Our primary sources of liquidity are cash flows generated from operations and access to debt capital markets. Although we have had more than adequate access to the capital markets, as a non-investment grade company, the financial terms under which funding is obtained often contain restrictive covenants. The covenants constrain financial flexibility by restricting or prohibiting certain actions, including the ability to incur additional debt for any purpose other than refinancing existing debt, create or suffer to exist additional liens, make prepayments of particular debt, pay dividends on common stock, make capital investments, engage in transactions with stockholders and affiliates, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. We were in compliance with all of our debt covenants as of June 30, 2009.

Our operating results and financing alternatives can be unexpectedly impacted by various factors, some of which are outside of our control. For example, if we were to experience a continued reduction in revenues or a substantial increase in operating costs or other liabilities, our earnings could be significantly reduced, increasing the risk of non-compliance with debt covenants. Additionally, we are subject to economic factors surrounding debt and our ability to obtain financing under reasonable terms is subject to market conditions. Recent volatility in capital markets and the tightening of market liquidity could impact our access to capital. Further, our cost of debt can be impacted by independent rating agencies, which assign debt ratings based on certain factors including credit measurements such as interest coverage and leverage ratios, liquidity and competitive position.

As of June 30, 2009, Standard & Poor’s Rating Service (“S&P”) rated our senior unsecured debt as B+ and maintained a negative outlook. Moody’s Investors Service (“Moody’s”) rated our senior unsecured debt as B2 and maintained a negative outlook.

Cash Flow Information and Contractual Obligations.

Summary cash flow data follows (in millions):

	Six Months Ended		Year Ended
	June 30,		December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In millions of U.S. dollars)

Cash flows provided by (used for):
Operating activities	$14.0	$47.0	$195.6	$264.8	$155.1
Investing activities	(86.9)	(139.0)	(265.9)	(230.2)	(113.0)
Financing activities	85.0	81.8	92.3	(32.1)	(34.9)

Net increase (decrease) in cash and cash equivalents	12.1	(10.2)	22.0	2.5	7.2
Cash and cash equivalents beginning of year	38.9	16.9	16.9	14.4	7.2

Cash and cash equivalents end of period	$51.0	$6.7	$38.9	$16.9	$14.4

During the six months ended June 30, 2009, our cash position increased $12.1 million compared to a decrease of $10.2 million in the same period in 2008, primarily due to decreased cash used for investing activities as a result of lower capital expenditures. This decrease was partially offset by lower cash provided by operating activities as a result of reduced carload/unit volumes due to the downturn in the economy.

During the year ended December 31, 2008, our cash position increased $22.0 million compared to an increase of $2.5 million in 2007, primarily as a result of increased cash provided by financing activities due to proceeds from the issuance of locomotive financing agreements. This increase was partially offset by lower cash provided by operating activities due to changes in working capital balances and increased cash used by investing activities for increased capital expenditures.

During the year ended December 31, 2007, our cash position increased $2.5 million compared to an increase of $7.2 million in 2006, primarily due to increased cash used for investing activities as a result of higher capital expenditures, partially offset by increased cash from operating activities. Included in the 2007 capital expenditure amount is approximately $118.0 million for locomotives purchased through December 2007, of which approximately $72.8 million was financed in the first quarter of 2008.

Capital Expenditures

Capital improvements for roadway track structure and improvements are generally funded with cash flows from operations. We have historically used external sources such as loans or lease financing for capacity and equipment acquisition.

We plan to continue to make capital expenditures to improve our infrastructure. Under the concession, we are required to make certain capital expenditures as outlined in five-year business plans submitted to the SCT. The next five-year plan will be submitted in 2012 for the years 2013-2017. We expect to continue spending at current levels in future years and will continue having capital expenditure obligations more than five years from now.

The following tables set forth our principal capital expenditures for the periods indicated.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In millions of U.S. dollars)

Roadway capital program	$36.6	$37.6	$109.3	$59.1	$45.8
Equipment	2.2	10.1	36.6	22.4	31.9
Capacity	0.2	9.6	27.9	22.0	23.9
Locomotive acquisitions	1.0	79.1	79.2	118.8	—
Information technology	2.0	1.6	5.4	6.8	8.0
Other	2.7	1.5	7.6	8.8	6.5

Total capital expenditures	$44.7	$139.5	$266.0	$237.9	$116.1

Contractual Obligations

The following table outlines the material obligations under long-term debt, operating lease and other contractual commitments on June 30, 2009 (in millions of U.S. dollars). Typically, payments for operating leases, other contractual obligations and interest on long-term debt are funded through operating cash flows. Principal payment obligations on long-term debt are typically refinanced by issuing new long-term debt. If operating cash flows are not sufficient, funds received from other sources, including borrowings under revolving credit facilities and proceeds from property and other asset dispositions might also be available. These obligations are customary transactions similar to those entered into by others in the transportation industry. We anticipate refinancing certain parts of the long-term debt prior to maturity.

	Payments Due by Period
		July 1 to
		December 31,	1-3	3-5	More Than
	Total	2009	Years	Years	5 Years
			(Unaudited)

Long-term debt (including interest and capital lease obligations)	$1,646.5	$82.0	$762.4	$461.9	$340.2
Operating leases	347.9	27.2	128.6	55.2	136.9
Capital expenditure obligations(i)	451.0	72.0	379.0	—	—
Other contractual obligations(ii)	239.1	15.8	108.1	59.8	55.4

Total contractual obligations	$2,684.5	$197.0	$1,378.1	$576.9	$532.5

(i)	Capital expenditure obligations include minimum capital expenditures under our concession.

(ii)	Other contractual obligations include purchase commitments and certain maintenance agreements.

In the normal course of business, we enter into long-term contractual requirements for future goods and services needed for the operations of the business. Such commitments are not in excess of expected requirements and are not reasonably likely to result in performance penalties or payments that would have a material adverse effect on our liquidity.

Capital Structure

Components of the capital structure follow:

	Successor
	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2009	2008	2007	2006
	(Unaudited)
	(In millions of U.S. dollars)

Debt due within one year	$11.2	$9.9	$0.3	$26.2
Long-term debt	1,108.5	948.5	850.4	849.7

Total debt	1,119.7	958.4	850.7	875.9
Stockholders’ equity	1,350.8	1,432.5	1,338.7	1,245.1

Total debt plus equity	$2,470.5	$2,390.9	$2,189.4	$2,121.0

The following is a discussion of the terms of the contractual obligations outlined above.

9 3/8% Senior Notes due 2012, or the 9 3/8% Senior Notes

We issued $460.0 million principal amount of the 9 3/8% Senior Notes in April 2005. The 9 3/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 9 3/8% and mature on May 1, 2012. The 9 3/8% Senior Notes are unsecured, unsubordinated, rank pari passu in right of payment with all our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all our future subordinated indebtedness.

The 9 3/8% Senior Notes are redeemable at our option, in whole or in part, on and after May 1, 2009, subject to certain limitations, upon not less than 30 nor more than 60-days’ notice at the following redemption prices (expressed in percentages of principal amount at maturity), plus any unpaid interest, if any:

Redemption
Year	Price

2009	104.688%
2010	102.344%
2011 and thereafter	100.000%

Subject to certain conditions, up to 35% of the principal amount of the 9 3/8% Senior Notes is redeemable prior to May 1, 2008. In addition, the 9 3/8% Senior Notes are redeemable, in whole but not in part, at our option at their principal amount, together with any unpaid interest, in the event of certain changes in the Mexican tax law.

7 5/8% Senior Notes due 2013, or the 7 5/8% Senior Notes

We issued $175.0 million principal amount of 7 5/8% Senior Notes on November 21, 2006. The 7 5/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 7 5/8% and mature on December 1, 2013. The 7 5/8% Senior Notes are redeemable, at our option, in whole or in part on or after December 1, 2010, upon not less than 30 nor more than 60-days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on December 1 of the year set forth below, plus, in each case, any unpaid interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Redemption
Year	Price

2010	103.813%
2011	101.906%
2012	100.000%

In addition, at any time prior to December 1, 2009, we may redeem up to 35% of the principal amount of the 7 5/8% Senior Notes with the net cash proceeds of one or more equity offerings by (1) KCSM, or (2) KCS, to the extent the net cash proceeds thereof are contributed to us or used to purchase our capital stock (other than disqualified stock) from us, at a redemption price equal to 107.625% of the principal amount thereof, plus unpaid interest and liquidated damages thereon, if any, to the redemption date; provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the original aggregate principal amount of the notes remains outstanding; and

(2)	any such redemption must be made within 60-days’ of such equity offering and must be made in accordance with certain procedures set forth in the indenture governing the 7 5/8% Senior Notes.

We used the proceeds from the 7 5/8% Senior Notes to redeem a portion of our 10 1/4% Senior Notes due 2007, or the 10 1/4% Senior Notes, pursuant to a cash tender offer and consent solicitation commenced on October 23, 2006. We accepted for purchase tenders equal to approximately $146.0 million principal amount of the 10 1/4% Senior Notes, and refinanced the remaining balance of the 10 1/4% Senior Notes on June 15, 2007, using proceeds of the 2007 Credit Agreement. No 10 1/4% Senior Notes remain outstanding.

7 3/8% Senior Notes due 2014, or the 7 3/8% Senior Notes

On May 16, 2007, we issued $165.0 million principal amount of 7 3/8% Senior Notes, due June 1, 2014. The 7 3/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 7 3/8% and are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations.

The 7 3/8% Senior Notes are redeemable, at our option, in whole but not in part at 100% of their principal amount on and after June 1, 2011, upon not less than 30 nor more than 60-days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on December 1 of the year set forth below, plus, in each case, any accrued and unpaid interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Redemption
Year	Price

2011	103.688%
2012	101.844%
2013	100.000%

In addition, at any time prior to June 1, 2010, we may redeem up to 35% of the principal amount of the 7 3/8% Senior Notes with the net cash proceeds of one or more equity offerings by (1) KCSM, or (2) KCS, to the extent the net cash proceeds thereof are contributed to us or used to purchase our capital stock (other than disqualified stock) from us, at a redemption price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the redemption date; provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the original aggregate principal amount of the notes remains outstanding; and

(2)	any such redemption must be made within 60-days’ of such equity offering and must be made in accordance with certain procedures set forth in the indenture governing the 7 3/8% Senior Notes.

The 7 3/8% Senior Notes are redeemable at our option, in whole but not in part, at 100% of their principal amount, at any time in the event of certain changes in Mexican tax law, and in whole or in part, on or after June 1, 2011, subject to certain limitations. The 7 3/8% Senior Notes include certain covenants that restrict or prohibit certain actions.

We used the net proceeds from the issuance of the 7 3/8% Senior Notes, together with a $30.0 million bank term loan and available cash on hand, as necessary, to pay the principal applicable premium and expenses associated with the redemption of our 12 1/2% Senior Notes due 2012.

12 1/2% Senior Notes due 2016, or the 12 1/2% Senior Notes

On March 30, 2009, we issued $200.0 million principal amount of 12 1/2% Senior Notes due April 1, 2016. The 12 1/2% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 12 1/2%. The 12 1/2% Senior Notes were issued at a discount to par value, resulting in an $11.0 million discount and a yield to maturity of 13 3/4%. The 12 1/2% Senior Notes are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations.

The 12 1/2%Senior Notes are redeemable at our option in whole or in part on and after April 1, 2013, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest, if any:

Redemption
Year	Price

2013	106.250%
2014	103.125%
2015 and thereafter	100.000%

In addition, we may redeem up to 35% of the notes any time prior to April 1, 2012 from the proceeds of the sale of capital stock in us or KCS. The 12 1/2% Senior Notes include certain covenants that restrict or prohibit certain actions. The 12 1/2% Senior Notes are those subject to the Exchange Offer.

We used a portion of the net proceeds from the offering, to repay all amounts outstanding under the 2007 Credit Agreement. Upon repayment of the outstanding amounts, we terminated the 2007 Credit Agreement, effective March 30, 2009.

2007 Credit Agreement

On June 14, 2007, we entered into a new unsecured credit agreement, or the 2007 Credit Agreement, in an aggregate amount of up to $111.0 million, consisting of a revolving facility of up to $81.0 million and a term loan facility of up to $30.0 million, with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, and the other lenders named in the 2007 Credit Agreement. We used the proceeds from the 2007 Credit Agreement to pay (a) all amounts outstanding under our Credit Agreement dated October 24, 2005, or the 2005 Credit Agreement, and to pay all fees and expenses related to the refinancing of the 2005 Credit Agreement, (b) to pay all amounts outstanding in respect of our 10 1/4% Senior Notes due 2007, (c) to refinance a portion of our 12 1/2% Senior Notes due 2012, (d) to pay all amounts outstanding under our Bridge Loan Agreement dated April 30, 2007, and (e) for general corporate purposes. The maturity date for the revolving credit facility is December 30, 2011, and the maturity date for the term loan facility is June 29, 2012. The 2007 Credit Agreement contained covenants that restrict or prohibit certain actions that are customary for these type of agreements. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. On March 30, 2009, we repaid all amounts outstanding under the 2007 Credit Agreement. Upon repayment of the outstanding amounts, we terminated the 2007 Credit Agreement.

Locomotive Financing Agreements

5.737% Locomotive Financing Agreement.  On February 26, 2008, we entered into a financing agreement with Export Development Canada (“EDC”) for an aggregate amount of $72.8 million. We used the proceeds to finance 85% of the purchase price of forty new SD70ACe locomotives delivered and purchased by us in late 2007 and early 2008. We granted EDC a security interest in the locomotives to secure the loan. The financing agreement requires us to make thirty equal semi-annual principal payments of approximately $2.4 million plus interest at an annual rate of 5.737%, with the final payment due and payable on February 28, 2023.

6.195% Locomotive Financing Agreement.  On September 24, 2008, we entered into a financing agreement with DVB Bank AG (“DVB”). We received the loan principal amount under the financing agreement of $52.2 million on September 26, 2008. We used the proceeds to finance approximately 80% of the purchase price of twenty-nine ES44AC locomotives delivered and purchased by us in June 2008. We granted DVB a security interest in the locomotives to secure the loan. The financing agreement requires us to make sixty equal quarterly principal payments plus interest at an annual rate of 6.195%, with the final payment due and payable on September 29, 2023.

Capital Leases

We have payment obligations under capital lease agreements for two real estate properties for a period of 10 years. Our capital lease agreements contain standard provisions for this type of transaction including an option to purchase the assets at the end of the term of the respective lease agreements at a specified price.

In January 2008, we entered into an equipment lease agreement for 60 ballast cars. The lease is a capital lease with a 5-year term and total future minimum lease payments of about $9.0 million.

Operating Leases

Locomotive operating leases.  In September 1999, we entered into a locomotive operating lease agreement covering 75 locomotives that was to expire in 20 years. The lease agreement contained standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term. Because the lease agreement contained above-market rates, in connection with the valuation of our assets as part of the principles of acquisition and push-down accounting, we recorded a valuation reserve that was being amortized over the remaining life of the lease.

In April 2007, we entered into an equipment lease agreement with High Ridge Leasing LLC, or High Ridge, for 30 GE locomotives delivered to us in December 2006 and January 2007. Pursuant to this lease, we agreed to sell the locomotives to High Ridge and to lease the locomotives from High Ridge for an initial term of twenty years.

Railcar operating leases.  We lease certain railcars under standard rail industry agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 4 to 18 years.

Fuel Purchase Agreement

On December 19, 1997, we entered into a fuel purchase agreement with PEMEX, under which we have the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by either party upon thirty days’ written notice.

Locomotive Maintenance Agreements

We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the U.S. Federal Railroad Administration. Our locomotive maintenance contracts mature at various times between 2009 and 2024. Certain agreements contain deferred payments for maintenance and contain standard provisions for these types of arrangements.

Track Maintenance and Rehabilitation Agreement

In May 2000, we entered into a track maintenance and rehabilitation agreement with a Mexican subsidiary of Alstom Mexicana, S.A. de C.V., or Alstom. The agreement expires in 2012. Under this agreement, the contractor performed a major rehabilitation of the line and provides routine maintenance between Celaya and Lazaro Cardenas, approximately 350 miles. Maintenance and rehabilitation expense amounted to $4.7 million in 2008, $4.6 million in 2007, and $4.3 million in 2006. Maintenance and rehabilitation expense amount for the six months ended June 30, 2009 was $1.9 million.

Sources and Availability of Raw Materials

Our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX, which may be terminated at any time by either party upon 30 days written notice to the other. We experienced increases in our average price of fuel per gallon of 7.0% in 2008, 8.7% in 2007, and 4.6% in 2006. During the six months ended June 30, 2009, we experienced decreases in our average fuel per gallon of 3.3%.

Seasonality

The majority of our customers are industrial in nature, including automobile manufacturers, grain distribution companies and industrial plants. Our freight revenue typically increases during the third quarter of our fiscal year due to a number of factors, including increased production and overstocking of inventory by our customers in anticipation of the end of the year holiday season and also as a result of changes in our customers’ order patterns in response to the annual announcement of price increases for the next year. Such factors demand an increase in the level of our operations which typically results in an increase in our freight revenue for the third quarter of our fiscal year. We typically experience some decrease in freight revenue at the end of our fourth quarter and beginning of our first quarter due to a decrease in our customers’ productivity during and after the winter holidays.

Quantitative and Qualitative Disclosures About Market Risks

We utilize various financial instruments that have certain inherent market risks, but these instruments have not been entered into for trading purposes. The following information, together with Note 12 to the Consolidated Financial Statements included in this prospectus, describe the key aspects of certain financial instruments that have market risk to us.

Interest Rate Sensitivity.  As of June 30, 2009, all our outstanding debt amounts are stated at fixed rates. Floating-rate indebtedness totaled $30.0 million and $50.0 million at December 31, 2008 and 2007, respectively. The 2007 Credit Agreement, comprised of a revolving credit facility and term loan facility, contained variable rate debt which accrued interest based on target interest indexes (London Interbank Offered Rate — “LIBOR” or an alternative base rate) plus an applicable spread, as set forth in the 2007 Credit Agreement. Given the balance of $30.0 million of variable rate debt at December 31, 2008, we were sensitive to fluctuations in interest rates. For example, a hypothetical 100 basis points increase in the target interest indexes would result in additional interest expense of approximately $0.3 million on an annualized basis for the floating-rate instruments issued by us as of December 31, 2008.

Based upon the borrowing rates available to us for indebtedness with similar terms and average maturities, the fair value of the long-term debt was approximately $1,032.7 million and $830.1 million at June 30, 2009 and December 31, 2008, respectively, compared with a carrying value of $1,119.7 million and $958.4 million at June 30, 2009 and December 31, 2008, respectively.

Foreign Exchange Sensitivity.  We use the dollar as our functional currency. Our results of operations reflect revaluation gains and losses that we record in the process of translating certain transactions from pesos to dollars. Therefore, we have exposure to fluctuations in the value of the peso. We evaluate the use of foreign currency instruments to hedge KCS’ dollar investment in us as market conditions and exchange rates fluctuate. For example, a hypothetical 10% increase in the U.S. dollar to the Mexican pesos exchange rate on net peso denominated monetary assets of Ps.648.8 million at June 30, 2009 would result in a translation loss of approximately $4.5 million and a 10% decrease in the exchange rate would result in a translation gain of approximately $5.4 million.

Inflation risk.  U.S. generally accepted accounting principles require the use of historical cost, which does not reflect the effects of inflation on the replacement cost of property. Due to the capital intensive nature of our business, the replacement cost of our assets would be substantially greater than the amounts reported under the historical cost basis.

BUSINESS

History and Background

We commenced operations in June 1997 under a 50-year concession granted by the Mexican government to provide freight transportation services over the Northeast Rail Lines, the first rail lines to be privatized in the Mexican railroad system. Prior to the privatization, KCS and Grupo TMM jointly formed and invested in our former parent, Grupo KCSM, with KCS owning a 36.9% economic interest (49% of the shares entitled to full voting rights) and Grupo TMM owning a 38.5% economic interest (51% of the shares entitled to full voting rights). In 2002, we purchased the remaining 24.6% of Grupo KCSM held by the Mexican government. This transaction increased KCS’ ownership in Grupo KCSM to a 46.6% economic interest and Grupo TMM’s ownership in Grupo KCSM to a 48.5% economic interest.

On April 1, 2005, KCS completed the acquisition from Grupo TMM of all of its shares of Grupo KCSM, giving KCS ownership of 100% of the shares of Grupo KCSM entitled to full voting rights. As of April 1, 2005, Grupo KCSM owned 80% of our outstanding share capital (which represented all of our shares with full voting rights), while the remaining 20% (with limited voting rights) was owned by the Mexican government. Accordingly, KCS became our controlling stockholder through its ownership of Grupo KCSM on April 1, 2005.

On September 12, 2005, we, Grupo KCSM, and KCS, along with Grupo TMM, entered into a settlement agreement with the Mexican government resolving certain disputes and controversies between the companies and the Mexican government concerning the payment of a refund of the VAT paid when the concession title and certain other assets were transferred to us and Grupo KCSM’s obligation to purchase the remaining shares of us owned by the Mexican government, guaranteed by KCS and Grupo TMM. As a result of this settlement, KCS and its subsidiaries owned 100% of Grupo KCSM and us, and the Mexican government’s remaining 20% ownership interest in us was redeemed and cancelled; the potential obligation of Grupo KCSM, KCS and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us was definitively eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us was satisfied.

On December 20, 2006, after receiving shareholder approval, we amended our by-laws to transform KCSM into a sociedad de responsabilidad limitada de capital variable (limited liability company).

In April 2007, we adopted corporate resolutions approving: (i) our conversion or Re-transformation, from a sociedad de responsabilidad limitada de capital variable (variable capital corporation) to a sociedad anónima de capital variable (limited liability corporation); and (ii) the legal merger, or the 2007 Merger, of Grupo KCSM with us, with KCSM as the surviving corporation. The Re-transformation and the 2007 Merger became effective on May 8, 2007, the date on which the corresponding corporate resolutions were filed for registry within the Mexican Public Registry of Commerce (Registro Público de Comercio).

Business Overview

We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of approximately 2,700 miles of main track. In addition, we have trackage rights entitling us to run our trains over 700 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our concession is renewable for additional periods of up to 50 years subject to certain conditions.

We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico and the U.S. at Nuevo Laredo, Tamaulipas and Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz (through trackage rights granted by Ferrosur under the concession) and Tampico on the Gulf of Mexico and Lazaro Cardenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.

We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth resulting from NAFTA. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS’ U.S. rail subsidiaries, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.

Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport chemical and petroleum products, industrial and consumer products, agricultural and mineral products, intermodal and automotive products, and coal. Our customers include leading international and Mexican corporations.

The Concession

We hold a concession from the Mexican government until June 2047 (exclusive through 2027, subject to certain trackage and haulage rights granted to other concessionaires), which is renewable under certain conditions for additional periods of up to 50 years. The concession is to provide freight transportation services over rail lines which are a primary commercial corridor of the Mexican railroad system. These lines include the shortest, most direct rail passageway between Mexico City and Laredo, Texas and serve most of Mexico’s principal industrial cities and three of its major shipping ports. We have the right to use, but do not own, all track and buildings that are necessary for the rail lines’ operation. We are obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the concession period. We are required to pay the Mexican government a concession duty equal to 0.5% of gross revenues during the first 15 years of the concession period and 1.25% of such revenues during the remainder of the period.

Under the concession and Mexican law, we may freely set rates unless the Mexican government determines that there is no effective competition in Mexico’s rail industry. We are required to register our rates with the Mexican government and to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the Mexican government. In the event that rates charged are higher than the registered rates, we must reimburse customers with interest, and risk the revocation of the concession.

Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate: revocation by the Mexican government, statutory appropriation, or our voluntary surrender of our rights or liquidation or bankruptcy. The concession requires the undertaking of capital projects, including those described in a business plan filed every five years with the Mexican government. We filed our third business plan with the Mexican government in December 2007 in which we committed to certain minimal investment and capital improvement goals, which may be waived by the Mexican government upon application for relief for good cause. The Mexican government may also revoke our exclusivity after 2017 if it determines that there is insufficient competition.

The concession is subject to early termination or revocation under certain circumstances. In the event that the concession is revoked by the Mexican government, we will receive no compensation. Rail lines and all other fixtures covered by the concession, as well as all improvements made by us or third parties, will revert to the Mexican government. All other property not covered by the concession, including all locomotives and railcars otherwise acquired, will remain our property. The Mexican government will have the right to cause us to lease all service-related assets to it for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession. In addition, the Mexican government will have a right of first refusal with respect to certain transfers by us of railroad equipment within 90 days after any revocation of the concession. The Mexican government may also temporarily seize the rail lines and assets used in operating the rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy for the duration of any of the foregoing events; provided, however, that Mexican law requires that the Mexican government pay us compensation equal to damages caused and losses suffered if it effects a statutory appropriation for reasons of the public interest. These payments may not be sufficient to compensate us for our losses and may not be timely made.

Our Strategy

Our strategic objective is to increase our revenues by offering efficient and reliable service which we believe will enable us to capture increased traffic volumes resulting from growth in the Mexican domestic and foreign trade markets and the integration of the North American economy through NAFTA.

The principal components of our strategy are to:

•	Increase revenue growth by converting traffic from trucking to rail transport. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part by offering (i) a more efficient, reliable and safe customer-oriented rail service and (ii) significant advantages over trucking, such as the ability to carry larger volumes, for longer distances, at lower rates with greater security and reliability.

•	Exploit growth in Mexican domestic and foreign trade. We believe that growth in Mexican commerce, as well as expected growth in international trade flows as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. We believe that our routes are integral to Mexico’s continued development and that we are well-positioned to capitalize on trade expansion as a result of NAFTA growth between Mexico, the U.S. and Canada, as well as Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

•	Increase operating efficiency and productivity. We continue to develop operating initiatives to support our strategy, including the implementation of railroad operating practices designed to reduce labor costs and increase employee productivity, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including obtaining more fuel efficient locomotives and larger capacity railcars, maintaining our rail infrastructure to United States’ Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards, transload facilities and intermodal terminals, and enhancing our communications systems.

•	Exploit port development at Lazaro Cardenas. The Mexican government is developing the port at Lazaro Cardenas on the Pacific Ocean as an alternative to the congested U.S. west coast ports of Long Beach and Los Angeles. We are the sole provider of rail service to this port and plan to provide an alternate route for Asian traffic bound for the eastern, southern and midwestern United States.

Our Strengths

We believe that we have the following key competitive strengths which will enable us to achieve our strategic objectives:

•	Full voting and operational control by KCS. We believe that control by KCS has resulted and will continue to result in expanded service options for our customers through a fuller coordination into KCS’ NAFTA growth strategy, which includes KCS’ established strategic alliance and marketing agreements with other railroads, as well as facilitate the continuation and enhancement of U.S. railroad operating best practices at KCSM.

•	Exclusive concession to operate Mexico’s primary rail corridor. Our concession gives us exclusive rights to provide freight transportation services over our rail lines for the initial 30 years of our 50-year concession, subject to certain trackage rights. Our core routes constitute a strategic portion of the shortest, most direct rail route between key industrial and commercial regions of Mexico and the southern, midwestern and eastern United States. Our rail lines provide exclusive rail access to the Mexico-U.S. border crossing at Nuevo Laredo, the most important interchange for freight between the

Mexico and the U.S., through our 797-mile route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Río Grande to connect Nuevo Laredo with Laredo. Our affiliate, The Texas Mexican Railway Company (“Tex-Mex”), operates the northern half of the international rail bridge. In addition, our rail system serves three of Mexico’s four primary seaports at Veracruz (through trackage rights granted by Ferrosur under the concession) and Tampico on the Gulf of Mexico and Lazaro Cardenas on the Pacific Ocean. We serve 16 Mexican states including the cities of Monterrey and Mexico City. These areas collectively represented 68.2% of Mexico’s total population in 2005 and accounted for over 72.5% of its estimated gross domestic product in 2006. We also have the right under the concession to serve Guadalajara, Mexico’s third largest city, through trackage rights.

•	Strategically positioned to capitalize on growth in Mexico’s foreign trade. We believe that our routes are integral to Mexico’s foreign trade. Our route structure enables us to benefit from growing trade resulting from the increasing integration of the North American economies through NAFTA. We are also well-positioned to capitalize on trade expansion as a result of Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers who wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets. At the U.S. border crossing at Laredo, we interchange directly with the Union Pacific Railroad Company and our affiliate, Tex-Mex, and through Tex-Mex we interchange with the rail networks of two other major U.S. railroads, the BNSF Railway Company and The Kansas City Southern Railway Company (“KCSR”). Through these interchanges, we provide our customers with access to an extensive rail network in the U.S. and Canada through which they may distribute their products in North America and overseas.

•	Solid customer base. We serve major Mexican companies and leading international corporations operating in Mexico. Approximately 200 customers represent 92% or more of our revenues. Our customer base is as diversified as the mix of commodities and products that we haul. We believe that we have built our customer base by offering safe, reliable service and competitive prices.

•	Class I railroad operating practices. We have implemented railroad operating practices in use on Class I U.S. and Canadian railroads to reduce costs and enhance profitability by upgrading our rolling stock and introducing state-of-the-art locomotives which comply with U.S. standards. We are also continuing to develop operating initiatives such as the computerization of our operations, management and customer service systems, the rationalization of train dispatching and employee training.

•	Strategic capital investment and improvement program. We are continuing the implementation of our capital expenditure and improvement program. We have made significant capital expenditures and improvements to increase capacity and operating efficiencies. We have extensively overhauled the locomotives and rolling stock we acquired from the Mexican government. In December 2006 and January 2007 we took delivery of 30 new ES44AC locomotives manufactured by General Electric Company (“GE”). In April 2007, we entered into an equipment lease agreement with High Ridge Leasing, LLC (“High Ridge”), pursuant to which we agreed to sell these locomotives to High Ridge and lease them for an initial term of twenty years. In April 2007, we entered into a definitive agreement with Electro-Motive Diesel (“EMD”), to purchase 40 new SD70ACe locomotives which were received in 2007 and early 2008. In August 2007, we entered into a definitive agreement with GE to purchase 50 new ES44AC locomotives. We received these locomotives in December 2007 and June 2008. The acquisition of these locomotives improves the fuel efficiency and average age of our locomotive fleet. We also continue to improve our railcar fleet through operating leases. In addition to maintenance of equipment and track rehabilitation projects, we have extended rail sidings to permit longer trains to operate on our main route. Since privatization, we have used technology to significantly increase the railcar capacity of the international bridge at Nuevo Laredo-Laredo and reduced congestion by conducting Mexican customs formalities at our Sánchez freight yard in Nuevo Laredo rather than on the bridge itself. By equipping the trains on our main line with end-of-train devices (which monitor air pressure and railcar and hose connections) and installing infrared hot box detectors (which detect when an axle journal or bearing on a train is overheated) and other equipment along our routes, we have reduced the size of some train crews from six to two, increased the efficiency of the operation and tracking of our locomotives and railcars and eliminated the need to stop trains intermittently for inspections. We have built and are leasing new intermodal terminals near the facilities of customers along our lines and have enlarged tunnels over a portion of our route to accommodate double-stack intermodal trains. In mid 2006, we installed a version of KCSR’s Management Control System, which provides increased control and improvements to the Company’s operations.

We have significantly improved the operations of our rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to our track, systems and equipment designed to reduce costs and increase operating efficiencies.

Network

Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our main track consists of core and feeder routes. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz (through trackage rights granted by Ferrosur under the concession), Lazaro Cardenas and Tampico, three of Mexico’s four most important seaports.

We currently have intermodal terminals located in Monterrey, Toluca, San Luís Potosi, and also access to intermodal terminals at Queretaro, Guadalajara, Ramos Arizpe and La Encantada. In addition, we have direct access to intermodal terminals at the ports of Tampico and Lazaro Cardenas and to intermodal terminals at Veracruz through interline service with Ferrosur and at Altamira and Manzanillo through interline service with Ferromex, and in Mexico City through FTVM. We also have access to intermodal terminals at Laredo operated by Tex-Mex and the Union Pacific Railroad Company, which we are using to develop international intermodal business.

Core Routes and Traffic

Our rail lines comprise five core routes. We believe these core routes are integral to Mexico’s foreign trade, as they connect Mexico’s most industrialized and populated regions with its principal border and seaport gateways.

Mexico City — Nuevo Laredo.  Our rail lines provide exclusive rail access to the U.S.-Mexico border crossing at Nuevo Laredo, the most important interchange for freight between the United States and Mexico, through our 797-mile route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Río Grande to connect Nuevo Laredo with Laredo. Our affiliate Tex-Mex operates the northern half of the international rail bridge. The Mexico City — Nuevo Laredo route is the shortest rail route between Mexico City and the U.S. border. This route has the lowest grades of any rail route between the U.S. border and Mexico City, which translates into savings of both fuel and locomotive power.

Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In the six months ended June 30, 2009 and 2008, and the years ended 2008, 2007 and 2006, rail traffic representing $166.1 million, $277.9 million, $531.9 million, $522.6 million and $481.1 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines.

Mexico City — Lazaro Cardenas.  We provide exclusive access to the port of Lazaro Cardenas on the Pacific Ocean over our 491-mile route from Mexico City. In the six months ended June 30, 2009 and 2008, and the years ended 2008, 2007 and 2006, we transported rail traffic representing $24.5 million, $44.8 million, $76.6 million, $105.8 million and $89.8 million in revenues, respectively. Traffic at Lazaro Cardenas is both domestic and import traffic, consisting of minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lazaro Cardenas also handles traffic for export to Pacific Rim nations. The Mexican government is developing the port at Lazaro Cardenas on the Pacific Ocean as an alternate to the congested U.S. West Coast ports of Los Angeles and Long Beach. Through our rail service to this port, we plan to provide an alternate route for Asian traffic bound for destinations in Mexico and in the eastern, southern and midwestern United States.

Monterrey — Matamoros.  Our rail lines include a 203-mile line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the United States. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad Company and the BNSF Railway Company. At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union Pacific Railroad Company. In the six months ended June 30, 2009 and 2008, and the years ended 2008, 2007 and 2006, we transported rail traffic representing $18.3 million, $25.9 million, $50.2 million, $36.6 million and $35.8 million in revenues, respectively. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs.

Tampico — Altamira.  These ports are situated in the Gulf of Mexico, in the six months ended June 30, 2009 and 2008, and the years ended 2008, 2007 and 2006, we transported rail traffic representing $8.6 million, $13.8 million, $25.4 million, $44.6 million and $51.2 million in revenues, respectively.

Mexico City — Veracruz.  Both we (through trackage rights granted by Ferrosur under the concession) and Ferrosur serve the port of Veracruz in the Gulf of Mexico. We serve Veracruz through a 288-mile route from Mexico City. In the six months ended June 30, 2009 and 2008, and the years ended 2008, 2007 and 2006, we transported rail traffic representing $3.6 million, $5.6 million, $10.1 million, $22.8 million and $24.8 million in revenues, respectively. The rail freight we transport to and from the port of Veracruz includes autos, grains, steel and mineral products, chemicals and containers.

Revenues

We believe that we are succeeding in converting customers from trucking transport to rail because we offer reliable rail service at competitive prices. We believe that our service is safer, more punctual and more efficient than that provided prior to the privatization of the Mexican railroad system and that, as a result, we are able to better serve certain shippers in the agricultural and mineral, chemical and petroleum, and automotive commodity categories that have time-sensitive transportation needs because their products may be valuable, perishable or hazardous, or, in the case of intermodal freight, because they must connect with other transportation facilities at a predetermined date. Having substantially reduced cargo theft and vandalism, improved transit times and on-time performance and focused on customer service, we believe that we are well-positioned to continue to capture traffic from the trucking sector.

The following table sets forth, by product category, our revenues (in millions) and traffic volumes by carloads and units (in thousands) for the six months ended June 30, 2009 and June 30, 2008, and years ended December 31, 2008 and December 31, 2007, and, years ended December 31, 2007 and December 31, 2006 respectively.

	Revenues				Carloads and Units
	Six Months				Six Months
	Ended				Ended
	June 30,		Change		June 30,		Change
	2009	2008	Dollars	Percent	2009	2008	Units	Percent
	(Unaudited)

Chemical and petroleum	$64.6	$74.7	$(10.1)	(14)%	42.0	42.3	(0.3)	(1)%
Industrial and consumer products	75.3	120.7	(45.4)	(38)%	67.9	98.3	(30.4)	(31)%
Agriculture and minerals	75.9	113.4	(37.5)	(33)%	56.9	70.8	(13.9)	(20)%

Total general commodities	215.8	308.8	(93.0)	(30)%	166.8	211.4	(44.6)	(21)%
Intermodal	32.0	41.2	(9.2)	(22)%	93.7	124.5	(30.8)	(25)%
Automotive	17.5	57.9	(40.4)	(70)%	17.3	51.9	(34.6)	(67)%
Coal	7.2	10.1	(2.9)	(29)%	9.0	10.6	(1.6)	(15)%

Carload revenues, carloads and units	272.5	418.0	(145.5)	(35)%	286.8	398.4	(111.6)	(28)%

Other revenue	7.7	9.0	(1.3)	(14)%

Total revenues(i)	$280.2	$427.0	$(146.8)	(34)%

(i) Included in revenues:
Fuel surcharge	$20.4	$29.3

	Revenues				Carloads and Units
	Year Ended				Year Ended
	December 31,		Change		December 31,		Change
	2008	2007	Dollars	Percent	2008	2007	Units	Percent

Chemical and petroleum	$143.2	$136.0	$7.2	5%	80.6	80.3	0.3	0%
Industrial and consumer products	223.6	245.8	(22.2)	(9)%	180.6	206.1	(25.5)	(12)%
Agriculture and minerals	225.7	208.3	17.4	8%	141.5	144.6	(3.1)	2%

Total general commodities	592.5	590.1	2.4	0%	402.7	431.0	(28.3)	(7)%
Intermodal	86.5	74.1	12.4	17%	260.9	246.2	14.7	6%
Automotive	101.1	105.8	(4.7)	(4)%	96.2	102.3	(6.1)	(6)%
Coal	20.7	22.7	(2.0)	(9)%	21.7	25.5	(3.8)	(15)%

Carload revenues, carloads and units	800.8	792.7	8.1	1%	781.5	805.0	(23.5)	(3)%

Other revenue	17.7	20.5	(2.8)	(14)%

Total revenues(i)	$818.5	$813.2	$5.3	1%

(i) Included in revenues:
Fuel surcharge	$62.3	$52.6

	Revenues				Carloads and Units
	Year Ended				Year Ended
	December 31,		Change		December 31,		Change
	2007	2006	Dollars	Percent	2007	2006	Units	Percent

Chemical and petroleum	$136.0	$127.9	$8.1	6%	80.3	80.4	(0.1)	0%
Industrial and consumer products	245.8	247.9	(2.1)	(1)%	206.1	235.2	(29.1)	(12)%
Agriculture and minerals	208.3	195.0	13.3	7%	144.6	145.0	(0.4)	0%

Total general commodities	590.1	570.8	19.3	3%	431.0	460.6	(29.6)	(6)%
Intermodal	74.1	65.1	9.0	14%	246.2	213.8	32.4	15%
Automotive	105.8	97.3	8.5	9%	102.2	98.2	4.0	4%
Coal	22.7	20.8	1.9	9%	25.5	24.9	0.6	2%

Carload revenues, carloads and units	792.7	754.0	38.7	5%	805.0	797.5	7.5	1%

Other revenue	20.5	20.0	0.5	3%

Total revenues(i)	$813.2	$774.0	$39.2	5%

(i) Included in revenues:
Fuel surcharge	$52.6	$43.7

Chemical and petroleum

The chemical and petrochemical products we transport consist of petrochemical products imported from the U.S. into Mexico like plastic and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by the Comisión Federal de Electricidad (the Mexican Federal Electricity Commission, or CFE), the Mexican government-owned electric utility. CFE is a major user of fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines. We operate a unit train dedicated to transporting these fuels for CFE. We transport fuel oil from PEMEX refineries located in Salamanca and Tula to Lazaro Cardenas.

Industrial and consumer products

The industrial and consumer products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of industrial products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of cargo from Mexican and U.S. companies from truck to rail transport.

We believe that bulk products such as paper, including tissue paper, corrugated paper, brown paper, newsprint and other packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. The majority of the paper and forest products presently carried on our rail lines consist of scrap paper, printing paper, brown paper and wood pulp imported from the southeastern U.S., Canada and Texas to paper mills, newspaper publishers, and printers in major population centers in Mexico.

Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies for domestic and international consumption, or are imported into Mexico by U.S. paper companies.

Agricultural and minerals

The U.S. and Canada are the dominant suppliers of agricultural products to Mexico and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn, soybeans and wheat), as well as seeds and feed grains, imported to Mexico from the U.S. and Canada. In Mexico, these grains are used principally for human consumption and for feed. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lazaro Cardenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreon, Veracruz, and other cities.

Automotive

The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished vehicles exported to the U.S. and Canada, and to some extent imported finished vehicles. We still continue working to convert the potential for growth in the domestic automobile distribution market through automotive ramps at Aguascalientes, Monterrey and Toluca. We believe that we will enhance our ability to move finished automobiles cost-effectively in the international and domestic markets.

Intermodal

Our intermodal freight business consists primarily of hauling freight containers or truck trailers on behalf of steamship lines, motor carriers, and intermodal marketing companies with rail carriers serving as long-distance haulers. We serve and support the Mexican and U.S. markets, as well as cross border traffic between the U.S. and Mexico. We believe the port of Lazaro Cardenas continues to be a strategically beneficial location for ocean carriers and big box retailers. Lazaro Cardenas is providing shippers with a cost-effective and efficient alternative to other North American west coast ports.

Coal

The coal products we transport consist mainly of petcoke, a product used as a fuel in the cement process. Eighty percent of this product is transported along Tampico — Huichapan and Altamira — Valles routes. Petcoke is transported from Corpus Christi, Texas to Montaña, San Luis Potosi, and Apaxco, Hidalgo.

Kansas City Southern

KCS is our controlling stockholder. KCS’ principal U.S. subsidiary, KCSR, is one of seven Class I railroads in the United States. The rail networks of KCSR, Tex-Mex and us together comprise approximately 6,000 miles of main and branch lines extending from the midwest and southeast portions of the United States south into Mexico and connects with other Class I railroads providing shippers with an effective alternative to other railroad routes and giving direct access to Mexico and the southeast United States through less congested traffic hubs. As a result of KCS’ acquisition of control over us, we expect to become more fully coordinated into KCS’ NAFTA growth strategy, which includes KCSR’s established strategic alliances and marketing agreements with other railroads.

Sales and Marketing

Our marketing and sales efforts are designed to grow and expand our current business base by focusing on truck conversion up the supply chain and securing existing traffic with current customers through long-term contracts. Emphasis is placed on attracting new business in the U.S., Canada and Mexico. We believe these efforts will continue to benefit from NAFTA as well as the development of the port of Lazaro Cardenas.

With respect to intermodal customers, we will be working in conjunction with the rest of the KCS rail lines in offering single line services between Lazaro Cardenas and the U.S., Mexico City proper and the U.S., and Monterrey proper and the U.S. We will also develop services for Lazaro Cardenas into Mexico City proper and Monterrey proper.

A significant portion of our contracts are both quoted and settled in U.S. dollars, and the vast majority of additional freight services are quoted in U.S. dollars and settled at a U.S. dollar-Mexican peso exchange rate which approximates a U.S. dollar-denominated contract.

Management Control System, or MCS

In mid-2006, we upgraded our communication infrastructure and systems by installing KCS’ computerized MCS management control system. This state-of-the-art system replaced SICOTRA and is designed to provide better analytical tools for management to use in its decision-making processes. MCS, among other things, delivers work orders to yard and train crews to ensure that the service being provided reflects what was sold to the customer. The system also tracks individual shipments as they move across the rail system, compares that movement to the service sold to the customer and automatically reports the shipment’s status to the customer and to operations management. If a shipment falls behind schedule, MCS automatically generates alerts and proposes actions to be promptly initiated.

In July 2006, we initiated operations with MCS with a completely new telecommunications infrastructure which includes Automated Equipment Identification, or AEI, readers and computer hardware in all the yards around our network. MCS provides information related with trip plans by car, giving the customer the ability to track and trace their own equipment running in KCSM’s system. All internal processes have been defined to work with the philosophy of a “scheduled railroad” which will provide us the opportunity to provide better and more consistent service to our customers in the near future.

MCS is providing more accurate and timely information on, among other things, terminal dwell time, car velocity through terminals and priority of switching to meet schedules. We have developed a data warehouse and analytical tools to convert data into information to provide improved support for decision making processes at the management level. By making decisions based upon that information, we are improving service quality, utilization of locomotives, rolling stock, crews, yards, and line of road and, thereby, reducing cycle times and costs. With the implementation of service scheduling, we have improved customer service through improved advanced planning and real-time decision support. By designing all new business processes around workflow technology, we are more effectively following key operating statistics to measure productivity and improve our operating performance.

Revenue Management System, or RMS

We deployed our new RMS during the first quarter of 2007. Benefits of the system include more accurate and timely revenue projections and improved cash collections leveraging MCS. RMS enhances the transportation waybill and matches it against a new central price repository, which consists of both our published prices and foreign prices that are electronically transmitted and received through the Rate EDI Network. The system utilizes this re-engineered revenue waybill to drive downstream revenue accounting, financial reporting and decision support processes.

Train Dispatching System

We presently utilize two types of train dispatching systems:

•	A radio-based track warrant control system is in place over approximately 1,737 miles of track, representing approximately 65% of our total main track. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

•	A centralized traffic control system, or CTC system, which allows a central dispatcher in Monterrey to manage track operations between Huehuetoca, Estado de Mexico and Nuevo Laredo, Tamaulipas is in place over an aggregate distance of 924 track miles, representing approximately 35% of our total main track.

To improve operating efficiencies, the dispatchers covering all portions of our total main track, under both the radio-based track warrant control and CTC systems, are now using the same computer system.

Documentation and Billing System

We have developed, tested and fully implemented a state-of-the-art documentation and billing system that allows our customers to use the internet to track and trace their railcars, access online documentation and use predetermined templates to expedite the process and ensure consistency and quality of information.

Online Customer Service

In the customer service area, we have converted our internet home page into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding our services. Besides providing information about our business areas and services, our website provides customers with access to multiple services including:

•	electronic waybilling;

•	“Track and Trace;”

•	AEI (Automated Equipment Identification) readouts;

•	our graphical rail network;

•	equipment order monitoring;

•	rate inquiries;

•	equipment historical information;

•	an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;

•	invoice inquiries; and

•	train schedule and other information.

Subsidiaries and Principal Affiliates

Arrendadora KCSM

Arrendadora KCSM, S. de R.L. de C.V., or Arrendadora KCSM, our 100%-owned subsidiary, was incorporated on September 27, 2002 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico, and its only operation is the leasing of railroad equipment. On August 30, 2006, at the Shareholders’ Meeting of Arrendadora KCSM, the corporate name was formally changed to Arrendadora KCSM, S.A. de C.V. On December 7, 2007 after receiving shareholder approval, Arrendadora KCSM amended its by-laws to transform Arrendadora KCSM into a sociedad de responsabilidad limitada de capital variable, or S. de R.L. de C.V.

KCSM Holdings

KCSM Holdings LLC, or KCSM Holdings, was formed on December 11, 2006, as a limited liability company under the laws of the State of Delaware. Currently, KCSM Holdings’ only purpose is to own ten (10) of our Variable Class II shares of stock. We own one hundred percent of the outstanding membership interests of KCSM Holdings.

KCSM Servicios

KCSM Servicios, S.A. de C.V., or KCSM Servicios, was incorporated on July 3, 2006 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Servicios does not have any operations. Ninety-eight percent of the capital stock of KCSM Servicios is owned by us and the remaining two percent is owned by Nafta Rail, S.A. de C.V., or Nafta Rail.

KCSM Internacional

KCSM Internacional, S.A. de C.V., or KCSM Internacional, was incorporated on July 3, 2006 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Internacional does not have any operations. Ninety-eight percent of the capital stock of KCSM Internacional is owned by KCSM and the remaining two percent is owned by Nafta Rail.

FTVM

FTVM was incorporated as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. The corporate purpose of FTVM is to provide railroad services as well as ancillary services, including those related to interconnection, switching and haulage services. We own a 25% interest of this company. The other shareholders of FTVM, each owning 25%, are Ferromex, Ferrosur and the Mexican government.

Mexrail

Mexrail, owns 100% of Tex-Mex, which operates a 157-mile rail line extending from Laredo, Texas to the port city of Corpus Christi, Texas. Tex-Mex connects with our rail lines at the U.S./Mexico border at Laredo and connects to KCSR through trackage rights at Beaumont, Texas. Mexrail also owns the northern half of the rail-bridge at Laredo, Texas, while we operate the southern, or Mexican, portion of the international rail bridge at Nuevo Laredo, Tamaulipas, which spans the Río Grande river between the U.S. and Mexico. We own 49% of the outstanding capital stock of Mexrail and KCS owns the remaining 51% of Mexrail’s outstanding capital stock. Laredo is a principal international gateway through which more than 50% of all rail and truck traffic between the U.S. and Mexico crosses the border.

Competition

We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value added services such as traceability of shipments and availability of rates through the internet.

Some sectors of our freight traffic, notably intermodal freight, experience price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, in some circumstances, the trucking industry can provide effective rate and service competition, because trucking requires smaller capital investments and maintenance expenditures and allows for more frequent and flexible scheduling.

We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

•	Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail; and

•	With our customer service structure and substantial capital improvements, we believe that we have created a customer oriented business which, together with our other competitive advantages, is making our freight services more attractive than those presently offered by trucking concerns.

We also face competition from the other privatized railroads in Mexico, particularly from Ferromex. In November 2005, Grupo Mexico, the controlling shareholder of Ferromex acquired control of and merged with Ferrosur, creating Mexico’s largest railway. The merger between Ferromex and Ferrosur has been declared illegal by COFECO. On January 29, 2009, we received notice of the Mexican Antitrust Commission’s decision holding that Ferromex and Ferrosur had engaged in monopolistic practices by combining their operations.

Under Mexican laws Ferromex and Ferrosur could appeal this decision. Both Ferromex and Ferrosur have challenged this ruling. This merger would form an operation much larger than us, which would serve most of the major ports and cities in Mexico and own FTVM, which serves all of the industries located within Mexico City.

We have experienced, and continue to experience, competition from Ferromex. Ferromex’s rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juarez, Nogales and Mexicali and also serves the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Railroad Company owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition with Ferromex in freight rates. This rate competition has adversely affected and may continue to adversely affect our financial results. In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.

Under our concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and FTVM. These rights will give Ferromex more direct access to the Queretaro and Mexico City markets. In turn, the other railroads are required to grant trackage rights to us which will allow us to directly access the Guadalajara market, Mexico’s third largest industrial and commercial center, via Ferromex routes.

The Mexican Railroad Services Law and regulations and the concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican Railroad Services Law and regulations allow us to establish our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the SCT may grant concessions to third parties or rights to other rail carriers additional to those set forth in the concession beginning in June 2027.

Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.

NAFTA called for Mexican trucks to have unrestricted access to highways in United States border states by 1995 and full access to all United States highways by January 2000. However, the United States did not follow that timetable because of concerns over Mexico’s trucking safety standards. In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican motor carriers seeking to operate in the U.S. to, among other things, pass safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican motor carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit in San Francisco issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because the Department of Transportation failed to adequately review the impact on air quality in the U.S. of rules allowing Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals ruling required the U.S. Department of Transportation to provide an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act. The U.S. Department of Transportation subsequently requested the U.S. Supreme Court to review the Court of Appeals ruling and, on December 15, 2003, the U.S. Supreme Court granted the U.S. Department of Transportation’s request. On June 7, 2004, the U.S. Supreme Court unanimously overturned the Court of Appeals ruling. The Department of Transportation is in the midst of a pilot program which commenced in early 2007 granting a limited number of Mexican trucking companies the right to operate on international movements between the United States and Mexico and to pick up or deliver outside of the border commercial zone. There can be no assurance that truck transport between Mexico and the United

States will not increase substantially in the future. Any such increase in truck traffic could affect our ability to continue converting traffic to rail from truck transport because it may result in an expansion in the availability, or an improvement in the quality, of the trucking services offered by Mexican carriers.

Government Regulation

Railroad Regulation

The Mexican Railroad Services Law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican Railroad Services Law and regulations, a provider of railroad services, such as us, must operate under a concession granted by the SCT. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless a greater percentage of foreign investment is authorized by the Mexican Foreign Investment Commission. On October 5, 2004, KCS was notified by the Mexican Foreign Investment Commission of its approval of KCS’ acquisition of our indirect controlling owner. We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

The SCT is principally responsible for regulating railroad services in Mexico. The SCT has broad powers to monitor our compliance with the concession and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The SCT treats our business plans confidentially. The SCT monitors our compliance with efficiency and safety standards as set forth in the concession. The SCT reviews, and may amend, these standards every five years.

The Mexican Railroad Services Law and regulations provide the Mexican government certain rights in its relationship with us under the concession, including the right to take over our management and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

In addition, under the concession and the Mexican Railroad Services Law and regulations, the SCT, in consultation with COFECO, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the SCT would have the authority to set our rates for rail freight services.

Environmental Regulation

In the operation of a railroad, it is possible that derailments, explosions, or other accidents may occur that could cause harm to the environment or to human life or health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages for harm to property or individuals.

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection, or the Ecological Law. The Mexican federal agency in charge of overseeing compliance with and enforcement of the Ecological Law is the Secretaría del Medio Ambiente y Recursos Naturales, Ministry of Environmental Protection and Natural Resources, or Semarnat. The regulations issued under the Ecological Law and technical environmental requirements issued by Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation, and handling of hazardous and solid waste. As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws and temporarily, or even permanently, close non-complying facilities. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment and to environmental laws and regulations issued by the governments of each of the Mexican states in which our facilities are located. The terms of our concession from the Mexican government also impose environmental compliance obligations on us. We cannot predict the effect, if any, that unidentified environmental matters or the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition. Failure to comply with any such environmental laws or regulations may result in the termination of our concession or in fines or penalties that may affect profitability.

Description of Property

Under our concession from the Mexican government, we have the right to operate approximately 2,700 miles of main and branch lines, including 700 miles of trackage rights but do not own the land, roadway or associated structures. The concession requires us to make investments as described in a business plan filed every five years with the Mexican government. We may defer capital expenditures with respect to our five-year business plan with the permission of the SCT. However, should the SCT not grant this permission, our failure to comply with the commitments in our business plan could result in fines and ultimately the Mexican government revoking the concession. See “Risk Factors — Our concession is subject to revocation or termination in certain circumstances which would prevent us from operating our railroad and would have a material adverse effect on our business and financial condition.”

Equipment Configuration

We own or hold under non-cancelable leases exceeding one year the following units of railroad rolling stock, as follows:

	June 30,		December 31,
	2009		2008		2007		2006
	Leased	Owned	Leased	Owned	Leased	Owned	Leased	Owned

Locomotives	105	342	105	352	105	315	113	344

Rolling Stock:
Box cars	1,648	539	1,689	539	1,069	1,107	1,068	1,166
Gondolas	2,565	1,686	2,565	1,686	2,519	1,771	2,520	1,817
Covered hoppers (covered, open, woodchip)	1,556	316	1,972	316	2,360	562	2,416	580
Flat cars (intermodal and other)	258	414	308	414	111	552	262	557
Auto racks	1,543	—	1,555	—	1,555	—	1,552	—
Tank cars	447	17	500	17	503	69	522	71
Other	—	50	—	54	—	55	—	55

Total	7,717	3,022	8,589	3,026	8,117	4,116	8,340	4,246

	June 30,	December 31,
Average Age (in years):	2009	2008	2007	2006

Road locomotives	10.2	12.7	13.6	16.4
All locomotives	16.8	16.4	16.8	18.8

Certain property statistics follow at:

	June 30,	December 31,
	2009	2008	2007	2006

Route miles — main and branch line	2,700	2,700	2,660	2,640
Total track miles	3,300	3,300	3,250	3,240
Miles of welded rail in service	2,300	2,300	2,260	2,060
Main line welded rail percent	85%	85%	85%	78%
Cross ties replaced	146,898	258,205	230,963	214,020

Property and Facilities

We operate numerous facilities, including terminals for intermodal and other freight; rail yards for train-building, switching, storage-in-transit (the temporary storage of customer goods in rail cars prior to shipment) and other activities; offices to administer and manage operations; dispatch centers to direct traffic on the rail network; crew quarters to house train crews along the rail line; and shops and other facilities for fueling, maintenance, and repair of locomotives and maintenance of freight cars and other equipment.

Improvements, Maintenance and Repair

As of December 31, 2008, Alstom Transportation, Inc. (“Alstom”), Electro-Motive Diesel, Inc., General Electric Company, and Progress Rail Services performed locomotive maintenance and overhauls for us at our facilities under various maintenance agreements covering both owned and leased locomotives. In addition, Alstom performs track maintenance on certain of our track structures.

Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We may also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing our personnel to perform such maintenance.

Our capital improvements program is described in more detail under the caption “Risk Factors,” in the discussion of “Failure to make capital expenditures could result in the revocation of our concession and adversely affect our financial condition,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Insurance

Our present insurance program coverage insures against accidents related to risks involved in the conduct of our business, and is consistent with industry practice and the requirements of concession and the Mexican Railroad Services Law and Regulations and its by-laws and regulations. Our insurance policies also provide for “per-accident” amounts which vary depending upon the nature of the risks insured against. Our policies are renewable on an annual basis and expire October 1, 2009 and July 23, 2010. The Mexican Railroad Services Law and Regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damages.

Employees and Labor Relations

Our union employees are covered by one labor agreement, which was signed on June 23, 1997 between us and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (Mexican Railroad Union), for a term of 50 years, for the purpose of regulating the relationship between the parties and improving conditions for the union employees. Approximately 80% of our employees are covered by this labor agreement. The compensation terms under this labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. In June of 2009, the negotiation of the compensation terms and all other benefits was started with the Mexican Railroad Union. The retirement benefit plan is still under negotiation. The anticipated resolutions of these negotiations are not expected to have a material impact to the consolidated financial statements. The union labor negotiation with the Mexican Railroad Union has not historically resulted in any strike, boycott or other disruption in KCSM’s business operations.

Other Litigation

Certain Disputes with Ferromex.  We and Ferromex both initiated administrative proceedings seeking a determination by the SCT of the rates that the companies should pay each other in connection with the use of trackage rights. The SCT issued a ruling setting the rates for trackage rights in March of 2002. We and Ferromex challenged the ruling.

Following the trial and appellate court decisions, in February 2006 the Mexican Supreme Court sustained our appeal of the SCT’s trackage rights ruling, in effect vacating the ruling and ordering the SCT to issue a new ruling consistent with the court’s decision. On June 27, 2008, we were served with the new ruling issued by the SCT. In this ruling, the SCT established the consideration that we and Ferromex must pay each other in connection with the use of the trackage rights granted in our respective concessions between 2002 and 2004, and further stated that in the event we and Ferromex failed to reach an agreement in connection with the rates for the years after 2004, the SCT shall make a determination along the same lines. In September 2008, we and Ferromex appealed this new ruling with the Mexican Tribunal Federal de Justicia Fiscal y Administrativa (“Administrative and Fiscal Federal Court”), which as of the date of this filing has yet to issue a decision on the matter.

We and Ferromex both initiated administrative proceedings seeking a determination by the SCT of the rates that we should pay each other in connection with the use of interline and terminal services. The SCT issued a ruling setting the rates for interline and terminal services in August of 2002. We and Ferromex both challenged the ruling. In April 2005, the Administrative and Fiscal Federal Court ruled in our favor in the challenge to the SCT interline and terminal services decision. Ferromex, however, challenged this court ruling before the Fifteenth Collegiate Court and the Court ruled in our favor. Both Ferromex and us appealed the ruling to the Mexican Supreme Court. On June 30, 2009 the Mexican Supreme Court sustained our appeal and ordered the SCT to issue a new ruling consistent with the court’s decision. As of the date of this filing, the SCT has not issued the new ruling on this matter.

In addition to the above, Ferromex has filed three commercial proceedings against us. In the first claim, which was served in 2001 and is related to the payments for interline services, we received a favorable decision and Ferromex has been ordered to pay related costs and expenses. Ferromex appealed the decision and a final decision favorable to us was rendered in July of 2009. We received an unfavorable decision in the second claim filed in 2004 and have filed a challenge to this judgment, the outcome of which is still pending. The third claim, filed in 2006, is an action for access to records related to interline services between 2002 and 2004. On May 28, 2009, the court ruled that the case should be dismissed and ordered Ferromex to pay us judicial costs and expenses. On June 15, 2009, both parties appealed this ruling with the Local Court of Appeals. If the dismissal is upheld we will be able to collect judicial cost and expenses. As of the date of this filing, the Local Court of Appeals has not resolved the appeals by Ferromex and us.

We expect various proceedings and appeals related to the matters described above to continue over the next few years. Although we and Ferromex have challenged these matters based on different grounds and these cases continue to evolve, management believes the reserves related to these matters are adequate and does not believe there will be a future material impact to the results of operations arising out of these disputes.

Disputes Relating to the Scope of the Mandatory Trackage Rights.  We and Ferromex are parties to various cases involving disputes over the application and proper interpretation of the mandatory trackage rights. In particular, in August 2002, the SCT issued a ruling related to Ferromex’s trackage rights in Monterrey, Nuevo León. We and Ferromex both appealed the SCT’s ruling and after considerable litigation, on September 17, 2008, the Mexican Administrative and Fiscal Federal Court announced a decision favorable to Ferromex. On November 24, 2008, we and Ferromex challenged the decision of the Mexican Administrative and Fiscal Federal Court with the Fifth Civil Federal Court of Appeals.

We were notified on June 30, 2009, that in a session held on June 29, 2009, the magistrates of the Fifth Civil Federal Court of Appeals in Mexico had decided to grant our most recent appeal. As of the date of this filing, the Mexican Administrative and Fiscal Court has not issued a new ruling in compliance of the resolution issued by the Fifth Civil Federal Court of Appeals. We believe that there will be no material adverse effect on our results of operations or financial condition from the outcome of this case.

SCT Sanction Proceedings.  In April 2006, the SCT initiated proceedings against us, claiming that we had failed to make certain minimum capital investments projected for 2004 and 2005 under our five-year business plan filed with the SCT prior to our April 2005 acquisition by KCS (collectively, the “Capital Investment Proceedings”). We believe that we made capital expenditures exceeding the required amounts. We responded to the SCT by providing evidence in support of our investments and explaining why we believe sanctions are not appropriate. In May 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2004, where the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, but resolved to impose no sanction as this would have been our first breach of the relevant legal provisions. In June 2007, we were served with an SCT resolution regarding the Capital Investment Proceeding for 2005, where the SCT determined that we had indeed failed to make the minimum capital investments required for such year and imposed a minimum fine. We have filed actions challenging both the 2004 and 2005 investment plan resolutions issued by the SCT. We will have the right to challenge any adverse ruling by the Mexican Administrative and Fiscal Federal Court.

In May 2008, the SCT initiated a proceeding against us, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”), alleging that we impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by us to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that we had engaged in the activities alleged, but imposed no sanction since this was the first time we had engaged in such activities. On May 6, 2009, we challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to us of new proceedings against us, claiming, among other things, that we refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and, thus, denied Ferromex the ability to provide service to the Auto Manufacturer at this location.

We believe we have defenses to the imposition of sanctions for the forgoing proceedings and intend to vigorously contest these allegations. We do not believe that these SCT proceedings will have a material adverse effect on our results of operations or financial condition. However, if we are ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the concession, we could be subject to possible future SCT action seeking revocation of the concession.

Disputes Relating to the Provision of Services to a Mexican Subsidiary of a Large U.S. Auto Manufacturer.  We are involved in several disputes related to providing service to a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”).

In March 2008, the Auto Manufacturer filed an arbitration suit against us under a contract entered into in 1999 for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. The Auto Manufacturer claims that the contract was implicitly extended and continued in effect beyond its stated termination date, and that we are therefore required to continue abiding by our terms, including, but not limited to, the rates contemplated in such contract. We claim that the contract did in fact expire on its stated termination date of January 31, 2008, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, we filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and our rates. The Auto Manufacturer is also seeking a declaration by the arbitrator that the rates being assessed by us are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. We will initiate a judicial proceeding with the civil court seeking the enforcement of the arbitration award. As of the date of this filing, the second phase of the arbitration proceeding regarding the declaration of the arbitrator that the rates assessed by us are discriminatory has not been resolved. Management believes the final resolution of these claims will not have any material impact on our results of operations.

In May 2008, the arbitrator ordered that we continue providing the service in the same way and at the same rates as we had done through March 2008, and ordered the Auto Manufacturer to provide a guaranty by depositing with us the difference between the rates under the agreement and our rates. We initiated a judicial proceeding seeking enforcement of the Auto Manufacturer’s obligation to provide the guaranty and on January 8, 2009, we received a Civil Court ruling ordering the Auto Manufacturer to deposit the amount of the guaranty with us as required by the arbitrator. On February 11, 2009, the Auto Manufacturer filed an appeal and was granted an injunction with the District Court to avoid making the payment. On April 2, 2009, the District Court issued a resolution revoking the January 8, 2009 ruling and denying the enforcement of the Auto Manufacturer’s obligation to provide the guaranty. We intend to appeal the resolution issued by the District Court.

Mancera Proceeding.  In February 2006, Mancera Ernst & Young, S.C., (“Mancera”) filed a claim against us seeking payment for an additional contingency fee for costs and expenses related to Mancera’s representation of us in our value added tax or “VAT” claim against the Mexican government. Following litigation, we were notified on May 29, 2009, that in a session held on May 28, 2009, the magistrates of the Twelfth Civil Federal Court of Appeals in Mexico decided by majority vote to deny our most recent appeal.

Though our specific payment obligations resulting from the decision have not been determined, we estimate that under the decision, our obligation to Mancera on the principal claim will be $7.8 million. We previously made a good faith payment to the Mexico courts of $2.6 million in December 2007. As a result of this decision, we will be obligated to pay Mancera an additional $5.2 million on the principal, which will be paid during the third quarter of 2009. We have exhausted our remedies with respect to the principal claim. On June 30, 2009, we filed a new appeal with the Twelfth Civil Federal Court of Appeals with regard to the obligation to pay interest. On August 21, 2009, our appeal was dismissed and we are required to pay the applicable interest. The amount of interest we are required to pay will be determined in a separate proceeding, which we anticipate would take approximately twelve to sixteen months. Including a reserve for estimated interest potentially accruing from the settlement, we recognized pre-tax expense of $7.0 million in the second quarter of 2009 related to this court decision.

Credit Risk.  We continually monitor risks related to the downturn in the economy and certain customer receivable concentrations. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or further weakening in economic trends could have a significant impact on the collectability of our receivables and operating results. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded reserves for uncollectability based on our best estimate at June 30, 2009.

Income Tax.  Tax returns filed in Mexico from 2003 through the current year remain open to examination by the taxing authority in Mexico. The tax return for 2003 and 2004 are currently under review. We believe that an adequate provision has been made for any adjustment (taxes and interest) that will be assessed for all open years. However, an unexpected adverse resolution could have a material effect on our results of operations in a particular quarter or fiscal year.

MANAGEMENT

Board of Directors of KCSM

Our estatutos sociales (Bylaws) provide that our Board of Directors shall consist of a minimum of three directors and three alternates and a maximum of seven directors and seven alternates. Our Board of Directors is responsible for the management of KCSM.

The current members of the Board of Directors of KCSM and their principal occupations are as follows:

	Year of
Name	Appointment	Position Held	Age

Michael R. Haverty	1997	Chairman of the Board	64
James R. Jones	2001	Director	69
Patrick J. Ottensmeyer	2006	Director	51
Larry M. Lawrence	2005	Director	45

The current alternate directors of KCSM are William J. Wochner, William H. Nolen and Paul J. Weyandt. The Board of Directors currently has one Director and two alternate Director positions vacant.

Michael R. Haverty was elected as Director in 1997 and as Chairman of the Board of Directors in 2005. Mr. Haverty serves as a director, Chairman and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of KCSM. Mr. Haverty has served as a Director of The Panama Canal Railway Company, an affiliate of KCS, since 1996 and as Co-Chairman of the Board of Directors of that company since 1999. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

James R. Jones was elected as Director in 2001.  Mr. Jones has been a Director of KCS since 1997. He has been Senior Counsel to the law firm of Manatt, Phelps & Phillips since March 1, 1999. Ambassador Jones is also Co-Chairman of Manatt Jones Global Strategies and Chairman of Global Ranger Corp. Mr. Jones was President of Warnaco Inc. International Division from 1997 to 1998, U.S. Ambassador to Mexico from 1993 to 1997, and Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993. Ambassador Jones served as a member of the U.S. Congress, representing the State of Oklahoma for 14 years. He was White House Special Assistant and Appointments Secretary to President Lyndon B. Johnson. Ambassador Jones is also a Director of Anheuser-Busch and Grupo Modelo, S.A. de C.V. and San Luis Corporation.

Patrick J. Ottensmeyer was elected as Director in 2006. Mr. Ottensmeyer has served as Executive Vice President Sales and Marketing of KCS since October 2008. Mr. Ottensmeyer joined KCS in May 2006 as Executive Vice President and Chief Financial Officer of KCS and as KCSM’s Chief Financial Officer. From 2001 until joining KCS, Mr. Ottensmeyer served as Chief Financial Officer of Intranasal Therapeutics, Inc., a late-stage specialty pharmaceutical and drug delivery company specializing in the development of prescription drugs for nasal delivery. Prior to that, Mr. Ottensmeyer served as Corporate Vice President Finance and Treasurer of Dade-Behring Holdings, Inc. from 2000 to 2001 and as Vice President Finance and Treasurer of BNSF Railway from 1993 to 1999.

Larry M. Lawrence was elected as Director in 2005.  Mr. Lawrence, as Executive Vice President and Assistant to the Chairman, has been special advisor to KCS’ management in the acquisition of KCSM. Before joining KCS in 2001, Mr. Lawrence was a business and strategy consultant for 15 years, primarily at McKinsey & Co. and KPMG LLP. Mr. Lawrence was appointed Executive Vice President of KCS in October 2007.

Through the KCSM confirmation in writing of unanimous shareholders’ resolutions on November 21, 2007, effective as of November 21, 2007, the shareholders elected the directors of KCSM for an indefinite term. Under Mexican law, they will remain in place until new directors are elected at a subsequent shareholders’ meeting, as the case may be.

Officers

The officers of KCSM serve at the discretion of the Company’s Board of Directors. The current executive officers of KCSM and their titles are as follows:

	Year of
Name	Appointment	Position Held	Age

José Guillermo Zozaya Delano	2006	President and Executive Representative	57
Michael W. Upchurch	2008	Chief Financial Officer	48
Mary K. Stadler	2009	Chief Accounting Officer	50
Paul J. Weyandt	2006	Treasurer	55
Julio Quintero Martínez	2006	Vice President Revenue Management and Disbursements	39
Gloria Minerva Ballesteros Valdes	2008	Senior Vice — President Sales and Marketing	37
Guillermo Ernesto Palacios Chávez	2006	Labor Relations Director	53
Oscar Augusto Del Cueto Cuevas	2009	Vice President — Operations	43
Cesar Alfredo Polack Belaunde	2003	Vice President — Engineering	55
William J. Wochner	2007	General Counsel	60
David W. Eaton	2005	Vice President for Corporate Affairs and Right of Way Proteccion	42

José Guillermo Zozaya Delano, President and Executive Representative, has been serving KCSM since April 20, 2006. Mr. Zozaya has 35 years of experience in law and government relations, most recently as the legal and government relations director for ExxonMobil México, S.A. de C.V., where he spent the last nine years. He has extensive experience in mergers and acquisitions, contracts and assisting multinational organizations develop their business through government relations.

Michael W. Upchurch, Chief Financial Officer, was appointed Chief Financial Officer of KCSM on October 16, 2008. Mr. Upchurch has served as Executive Vice President and Chief Financial Officer of KCS since October 2008. Mr. Upchurch joined The Kansas City Southern Railway Company in March 2008 as Senior Vice President Purchasing and Financial Management. Prior to joining KCS, Mr. Upchurch served as Senior Vice President Finance of Red Development LLC, from December 2007 through February 2008. From September 2006 through December 2007, Mr. Upchurch worked as an independent consultant providing financial consulting services. From 1990 through September 2006, Mr. Upchurch served in various senior financial leadership positions at Sprint Nextel Corporation and its predecessor, Sprint Corporation, including Senior Vice President Financial Operations, Senior Vice President Finance Sprint Business Solutions and Senior Vice President Finance Long Distance Division.

Mary K. Stadler, Chief Accounting Officer, was appointed Chief Accounting Officer on March 2, 2009, and acts as our principal accounting officer. Ms. Stadler has served as Senior Vice President and Chief Accounting Officer of KCS since March 2009. From April 1990 through August 2008, Ms. Stadler served in various finance leadership positions at Sprint Nextel Corporation and its predecessor, Sprint Corporation, including Vice President — Finance Operations and most recently served as its Vice President — Assistant Controller.

Paul J. Weyandt, Treasurer, was appointed Treasurer of KCSM in December 2006. Prior to that, Mr. Weyandt served as Interim Treasurer beginning in December 2005. Mr. Weyandt has served as Senior Vice President-Finance and Treasurer of KCS and KCSR since April 2005. He served as Vice President and Treasurer of KCS and of KCSR from September 2001 until March 2005. Before joining KCS, Mr. Weyandt was a consultant to the Structured Finance Group of GE Capital Corporation from May 2001 to September 2001. Prior to that, Mr. Weyandt spent 23 years with BNSF Railway, most recently as Assistant Vice President Finance and Assistant Treasurer.

Julio Quintero Martínez, Vice President — Revenue Management and Disbursements, was appointed Vice President — Revenue Management and Disbursement in October 2007. Mr. Quintero served in a subsidiary Controller role from May 2005 to October 2007. From 2003 until May 2005, Mr. Quintero was employed by Wyeth Pharmaceuticals where he served as a Division Controller for Mexico and Central America. From 1996 to 2003, Mr. Quintero served as a division Controller for Baxter International and as a Treasurer in Mexico City for Daimler-Chrysler.

Gloria Minerva Ballesteros Valdes, Senior Vice President Sales and Marketing, joined us in June 1997, and on November 14, 2008, Ms. Ballesteros was appointed Senior Vice President Sales and Marketing. Before her appointment, she occupied several positions within KCSM, and served as Vice President Sales and Marketing from July 7, 2005 until November 2008. Prior to joining KCSM, she worked for Alstom, where she served in various positions relating to car maintenance and repairs.

Guillermo Ernesto Palacios Chavez, Labor Relations Director, joined us in June 1997. Mr. Palacios was promoted to Labor Relations Director in April 2005. He worked for Ferrocarriles Nacionales de México, S.A. de C.V. from 1993 to 1997, and participated in the opening of the private investment of the Mexican railroad system and the segmentation and forming of the companies that would receive the corresponding concessions from the Federal Government.

Oscar Augusto Del Cueto Cuevas, Vice President — Operations, was appointed Vice President — Operations in August 2009. Mr. Del Cueto served as Vice President — Transportation of KCSM from October 2007 to August 2009. Before his appointment, Mr. Del Cueto occupied several positions within KCSM. Mr. Del Cueto has over 19 years of railroad expertise. Prior to joining us, Mr. Del Cueto worked for Ferrocarriles Nacionales de Mexico, S.A. de C.V. from 1990 to 1997. He participated in a railway management program at Michigan University and he also holds a communication degree from a Mexican University.

Cesar Alfredo Polack Belaunde, Vice President — Engineering, joined us in April 2003. Mr. Polack has 24 years of experience in the construction industry, having participated in the engineering and construction of power plants, mining and infrastructure projects and chemical plants in Mexico, Colombia, Ecuador, Peru and Chile. From 1997 through 2002, Mr. Polack worked with the Bechtel Group (USA), participating in infrastructure, power and mining projects in Chile, Peru, Colombia, Mexico and the United States. From 1981 through 1996, Mr. Polack worked with Bufete Industrial, S.A. de C.V., participating in power and industrial projects in Mexico, Ecuador and Chile.

William J. Wochner, General Counsel, was appointed General Counsel of KCSM in May 2007. Mr. Wochner has served as Senior Vice President and Chief Legal Officer of KCS and KCSR since February 2007. Mr. Wochner served as Vice President and Interim General Counsel of KCS and KCSR from December 2006 to January 2007. From September 2006 to December 2006, Mr. Wochner served as Vice President and Associate General Counsel of KCS and KCSR. From March 2005 to September 2006, Mr. Wochner served as Vice President, Sales and Marketing/Contracts for KCSR. From February 1993 to March 2005, Mr. Wochner served as Vice President and General Solicitor of KCSR.

David W. Eaton, Vice President for Corporate Affairs and Right of Way Protection, Mr. Eaton joined us in August 2005, as Vice President for Corporate Affairs, and in March 2008 he was appointed Vice President for Corporate Affairs and Right of Way Protection. Mr. Eaton is a member of the Board of Directors of the American Chamber of Commerce-Monterrey division and Chairman of the AmCham International Trade Committee. Mr. Eaton is a graduate of the University of Arizona College of Law and holds a masters degree in commercial law from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Before joining us, Mr. Eaton was the managing partner of Monterrey Business Consultants and a tenured professor of international business at the Instituto Tecnológico y de Estudios Superiores de Monterrey.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation and Organization Committee, or the “KCS Compensation Committee,” of our ultimate parent, KCS, is responsible for establishing our executive compensation policies and overseeing our executive compensation practices. The KCS Compensation Committee is comprised solely of directors who do not serve as executive officers of KCS or any of its subsidiaries, who we refer to as the “Non-Management Directors” of KCS, all of whom meet the independence requirements of the NYSE. The KCS Compensation Committee works with the human resources department of KCSM to implement the executive compensation policies and comply with Mexican labor law and custom.

All of the members of the KCSM Board of Directors, including the Chairman, and our Chief Financial Officer are solely compensated by KCS, or by our affiliate, KCSR. Except for Larry M. Lawrence, disclosure of these individuals’ compensation may be reviewed in KCS’ 2009 Proxy Statement filed with the SEC on March 30, 2009. No officer or director of KCS or KCSR received additional compensation for his or her service as a director or officer of KCSM. No additional information relating to our directors’ or our Chief Financial Officer’s compensation is disclosed in this prospectus.

The creation of stockholder value is the most important responsibility of our Board of Directors and executive officers. With KCS’ acquisition of the controlling interest in KCSM on April 1, 2005, KCS and its subsidiaries, including KCSM, now own and operate a coordinated end-to-end railway linking vital commercial and industrial centers in the United States and Mexico. We believe we are well-positioned to operate a rapidly growing, highly profitable, long-haul, cross-border railway network. Our executives will be required to execute consistently, efficiently and well in order to develop this network and create stockholder value. The KCS Compensation Committee believes our compensation practices and programs are appropriately designed to incent our executives to meet this goal and to hold them accountable for our performance, with the ultimate objective of promoting long-term KCS stockholder value and enhancing the strength and leadership position of KCS and its subsidiaries in the North American surface transportation industry.

Role of Compensation Consultant

For assistance in fulfilling its responsibilities, the KCS Compensation Committee retained Towers Perrin, an independent compensation consulting firm, to review and independently assess various aspects of our compensation programs, including the compensation of individuals serving as executives of KCSM, and to advise the KCS Compensation Committee in making its executive compensation decisions for 2008. Towers Perrin is engaged by and reports directly to the KCS Compensation Committee and has been retained again for 2009. Towers Perrin’s role in 2008 has been to provide market data, including market trend data, to the KCS Compensation Committee, to advise the KCS Compensation Committee regarding KCS’ executive compensation, including the compensation of the KCSM Named Executive Officers, relative to the market data, and to make recommendations to the KCS Compensation Committee regarding compensation structure and components. The KCS Compensation Committee may or may not adopt Towers Perrin’s recommendations. Typically, the KCS Compensation Committee considers internal factors, such as individual performance and Company strategy, and then adopts a version of Towers Perrin’s recommendations, modified to reflect its own analysis of the foregoing internal factors.

Specifically, in 2008, Towers Perrin:

•	analyzed the competitiveness of compensation provided to KCSM’s executives;

•	assisted with developing a peer group of companies to facilitate benchmarking and appropriate comparisons (as detailed below);

•	assisted with administering the 2007–2009 long-term incentive program and grant guidelines;

•	provided detail regarding current executive compensation trends;

•	reviewed the KCS Annual Incentive Plan (“AIP”) as applied to senior and executive management of KCSR and KCSM; and

•	assisted with determining appropriate compensation for newly hired and promoted executives.

Among other things, in 2008, Towers Perrin assisted the KCS Compensation Committee in identifying the primary competitive market for the purpose of enabling the KCS Compensation Committee to perform a benchmarking analysis of our executives’ base salaries, annual incentive compensation, and long-term incentive compensation, on a company-wide basis. In connection with this analysis and prior benchmarking analyses, KCS defined its primary competitive market as transportation and mature, capital-intensive companies with annual revenues of less than $3 billion that participate in Towers Perrin’s Executive Compensation Database. In 2008, the KCS peer group was comprised of the following companies, all of which had revenues in 2008 between $850 million and $2.8 billion:

• A.O. Smith Corporation	• Herman Miller, Inc.	• PerkinElmer Inc.
• AGL Resources, Inc.	• HNI Corporation	• PNM Resources, Inc.
• Alexander & Baldwin, Inc.	• IDACORP, Inc.	• Portland General Electric Company
• Beckman Coulter, Inc.	• IDEX Corporation	• Revlon Inc.
• Brady Corporation	• Kaman Corporation	• The Scotts Miracle- Gro Company
• Carpenter Technology Corporation	• Kennametal Inc.	• Southern Union Company
• Cephalon, Inc.	• Magellan Midstream Partners, L.P.	• Terra Industries Inc.
• Crown Castle International Corporation	• Martin Marietta Materials, Inc.	• Thomas & Betts Corporation
• Donaldson Company, Inc.	• Media General, Inc.	• The Toro Company
• DPL Inc.	• MetroPCS Communications Inc.	• Tupperware Brands Corporation
• Ferrellgas Partners LP	• Millipore Corporation	• UIL Holdings Corporation
• GATX Corporation	• Mirant Corporation	• UniSource Energy Corporation
• The GEO Group, Inc.	• Monaco Coach Corporation	• Warnaco Group, Inc.
• Hayes Lemmerz International, Inc.	• National Semiconductor Corporation	• Westar Energy, Inc.
• NorthWestern Corporation

General industry companies that participate in Towers Perrin’s Mexico Compensation Database were used to benchmark base salaries for KCSM executives. General industry data are used instead of industry-specific data because of insufficient transportation industry participants in Mexico. Market data were size adjusted based on the revenue responsibility of the executives. The general industry companies used to benchmark KCSM salaries consisted of the following companies, all of which had revenues in 2008 between $361 million and $2.0 billion:

• Cemex	• Grupo Alfa	• Pepsico de México
• Coca-Cola Femsa	• Grupo KUO	• Pfizer México, S.A. de C.V.
• Gamesa	• Hewlett Packard	• Procter & Gamble
• Glaxo SmithKline	• IBM de México	• Sabritas
• GRUMA	• Kellogg	• Smurfit Carton y Papel de México,
	• Maseca	S.A. de C.V.

For KCSM, base salaries were targeted at about the market 50th percentile of the local country market data. Annual and long-term incentive targets for KCSM’s Named Executive Officers (as defined elsewhere in this prospectus) are set in the same manner as the target awards for KCSM executives who fall within the same salary grade. Because these target awards are intended to approximate the market 50th percentile of the U.S. market, the target award may be above the market median practice in Mexico. The KCS Compensation Committee has not identified a targeted market position for perquisites or benefits for KCSM’s executive officers. However, as described in more detail below, we provide perquisites to the KCSM officers, including the “Named Executive Officers,” defined below, consistent with applicable law and general practice in Mexico.

Philosophy

The KCS Compensation Committee has adopted an executive compensation philosophy consisting of the following elements:

Market competitive positioning

•	Base salary — On average, the KCS Compensation Committee seeks to pay executives a base salary that is at about the local country market 50th percentile, subject to incumbent-specific and internal equity/value considerations.

Role of incentive compensation

•	Annual Incentives — The purpose of our annual cash incentive awards is to motivate and reward the achievement of predetermined goals. In 2008, annual incentive program awards for Named Executive Officers were based on the achievement of predetermined KCS company-wide performance measures. Annual incentive payments to our Named Executive Officers are reduced, on a dollar-for-dollar basis, by any amounts paid to the Named Executive Officers in respect of statutory profit sharing.

•	Long-Term Incentives — Our long-term incentives are designed to encourage executive retention, align the interests of our executives with those of KCS’ stockholders, facilitate KCS and KCSM executive stock ownership and reward the achievement of long-term financial goals of KCS and its subsidiaries, including KCSM.

The KCS Compensation Committee believes our executive compensation program will achieve the following objectives:

•	Facilitate the attraction and retention of highly-qualified executives;

•	Motivate our executives to achieve our operating and strategic goals;

•	Align our executives’ interests with those of KCS’ stockholders by rewarding them in accordance with the creation of KCS stockholder value; and

•	Deliver executive compensation in a responsible and cost-effective manner.

Elements Of Compensation

The primary elements of our 2008 executive officer compensation package are described below.

Compensation Element	Purpose	Characteristic

Base Salary	To provide a fixed element of pay for an individual’s primary duties and responsibilities.	Base salaries are reviewed annually and are set based on competitiveness versus the external local country market, and internal equity considerations.

Annual Incentive	To encourage and reward the achievement of specified financial goals.	Performance-based cash award opportunity; amount earned is based on actual results relative to pre-determined goals. Target incentive award payouts are set at approximately the market 50th percentile.

Statutory Profit Sharing	To reward the achievement of positive statutory income, calculated in accordance with Mexican law.	Statutorily required cash award opportunity.

Compensation Element	Purpose	Characteristic

Restricted Stock	To align the executives’ interests with those of investors (via creation of stockholder value), to encourage KCS stock ownership, and to provide an incentive for retention.	Service-based long-term incentive opportunity; award value depends on KCS stock price.

Performance Stock	To reward performance related to achievement of pre-determined financial goals, to align the executives’ interests with those of KCS investors (via creation of stockholder value), to encourage KCS stock ownership, and to provide an incentive for retention.	Performance shares are earned on a pro rata basis, conditioned upon achievement of predetermined one-, two- and three-year performance goals. The earned performance share awards will not vest or be delivered until the end of the three-year program period. Award value depends on KCS stock price.

Perquisites	To provide perquisites as required by Mexican law and typically provided by companies against which we compete for executive talent.	Consistent with perquisite practices in the United States or Mexico generally, as the executive is classified. In Mexico, we provide the following perquisites: (1) annual Christmas bonus, (2) vacation and vacation premium payments, (3) food stipend, (4) automotive allocation, (5) maintenance and gasoline, (6) 100% of the executive’s share of social security fees, and (7) a limited reimbursement of expenses for financial planning services in accordance with the KCS Financial Planning Reimbursement Policy.

Details regarding these elements, as well as other components and considerations of our executive compensation strategy, are set forth below.

Compensation Determination and Implementation

The KCS Compensation Committee may use tally sheets, benchmark analyses by a peer group of companies selected by the KCS Compensation Committee with the assistance of Towers Perrin, wealth accumulation analyses, internal pay equity analyses and other tools in setting the compensation of senior management. The KCS Compensation Committee has used in the past, and may use in the future, tally sheets to obtain an estimated value of the Named Executive Officers’ overall compensation packages of KCS’ executives, including KCSM’s Named Executive Officers; assess the appropriateness of each of the pay components provided to the company’s executives, including KCSM’s Named Executive Officers; understand the relative magnitude of all components of total compensation provided to these executives; and assess the appropriateness of overall compensation paid to each of the company’s executives, including KCSM’s Named Executive Officer. Tally sheets were not prepared by Towers Perrin or utilized by the KCS Compensation Committee in 2008. The KCS Compensation Committee uses executive compensation analyses prepared by Towers Perrin to confirm that the compensation packages for KCS’ executives, including KCSM’s Named Executive Officers, are in line with the compensation philosophy adopted by the KCS Compensation Committee.

Pay packages for the top executives are recommended by the Chairman of our Board of Directors to the KCS Compensation Committee early each year. Our Chairman and the KCS Compensation Committee consider competitive market data on salaries, target annual incentives and long-term incentives, as well as internal equity and each executive’s individual responsibility, salary grade, experience, and overall performance. The analysis of these factors is qualitative in nature, and the KCS Compensation Committee does not give any specific weighting to any of these factors. The KCS Compensation Committee reserves the right to materially change compensation for situations such as a material change in an executive’s responsibilities. The amount of compensation realized or potentially realizable by our executives does not directly impact the level at which future pay opportunities are set or the programs in which they participate.

The targeted total direct compensation levels for our executives are, generally, at the 50th percentile of observed local country market practices as determined by compensation surveys. Please see the “Compensation Committee Review of our Executive Compensation Program” for disclosure regarding where actual payments fall within targeted compensation levels.

A one-time award of KCS restricted stock and KCS performance stock intended to cover a three-year period was issued to our Named Executive Officers under the KCS’ long-term incentive program in January 2007. In addition, each newly hired and promoted executive receives a pro rata grant of KCS restricted stock and KCS performance stock under KCS’ long-term incentive program (see “Long Term Incentives” for a more detailed discussion of this program).

Special one-time equity awards, generally in the form of KCS restricted stock, are granted to newly-hired executives and executives receiving promotions. The number of shares of KCS restricted stock granted to newly-hired or promoted executives is recommended by management and set by the KCS Compensation Committee based on consideration of the competitive market and on similar factors used in determining awards to existing management.

The KCS Compensation Committee does not time equity awards to our executives with the release of material non-public information relating to KCS, KCSM or any other subsidiary of KCS.

Base Salary

Our President and Executive Representative and the other KCSM officers for whom information is provided in the Management Compensation Tables in this prospectus (referred to herein as “Named Executive Officers”) are paid a base salary to provide a basic level of regular income for services rendered during the year. The KCS Compensation Committee, based on recommendations from the Chairman of the KCSM Board of Directors, determines the level of base salaries and annual adjustments, if any, for the Named Executive Officers and other senior executives for whom the KCS Compensation Committee has responsibility. Although the KCS Compensation Committee generally targets the 50th percentile of the primary local comparative market in setting base salary levels, actual executive salaries may vary from this targeted 50th percentile positioning as the KCS Compensation Committee considers each Named Executive Officer’s level of responsibility, experience, our performance, and internal equity considerations, as well as whether a Named Executive Officer’s individual performance was strong or weak, in considering the salary adjustment recommendations. The KCS Compensation Committee exercises subjective judgment and varies the weightings of these factors with respect to each Named Executive Officer.

Given the state of the economy and its negative impact on our operations, the Chairman of the KCSM Board of Directors recommended to the KCS Compensation Committee in early 2009 that the base salaries of all management employees of the KCS and its subsidiaries, including the Named Executive Officers, be frozen at 2008 levels as a means to manage expenses. The KCS Compensation Committee agreed with this recommendation and did not make any changes to management salaries, including the Named Executive Officers, for 2009.

Annual Incentive Awards

In February 2008, the KCS Compensation Committee approved the 2008 Annual Incentive Plan (the “2008 AIP”) model for our Named Executive Officers. In order for there to be any payout to our Named Executive Officers under the 2008 AIP, the KCS consolidated operating ratio was required to be 79.2% or lower. The 2008 AIP model approved by the KCS Compensation Committee for our Named Executive Officers was dependent solely on the consolidated financial performance goals of KCS set forth below and did not include department or individual performance goals. The KCS Compensation Committee determined that focusing our Named Executive Officers on consolidated financial performance would result in executive management working to lead management and operations personnel in a manner to seek to maximize company wide performance to achieve target levels or better. Each Named Executive Officer is assigned incentive targets at the threshold, target and maximum incentive performance levels that are a percentage of the Named Executive Officer’s 2008 base salary. The target percentage assigned for each performance level depends on the executive’s salary grade and is set such that the amount of the potential payout would maintain the Named Executive Officer’s target total direct compensation at the approximate local market 50th percentile level.

Following are the 2008 financial performance incentive targets, as well as the percentage payout of the executive’s total incentive target for these metrics:

			Earnings Before
			Interest, Taxes,	Return on
			Depreciation and	Capital
	Consolidated	Consolidated	Amortization	Employed	Percentage Payout
	Operating Income	Operating Ratio	(“EBITDA”)	(“ROCE”)	of Total Incentive
Performance Level	(30% Weight)	(30% Weight)	(30% Weight)	(20% Weight)	Target

Threshold	$362 million	79.2%	$549 million	8.7%	50%
Target	$422 million	78.0%	$649 million	10.10%	100%
Maximum	$492 million	76.8%	$776 million	11.7%	200%

For the year ended December 31, 2008, the KCS consolidated operating income was $390.2 million, the KCS consolidated operating ratio was 78.9%, the KCS consolidated EBITDA was $565.9 million and the KCS consolidated ROCE was 8.694%. Based on these results, the KCS Compensation Committee determined that the Named Executive Officers were eligible to receive a 2008 AIP payment that was 62.3% of their respective target amounts. The 2008 AIP amounts awarded to each Named Executive Officer are set forth in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

If KCS’ financial results are restated after the payment of incentive awards to executives, the KCS Compensation Committee will review any repayment actions to be taken on a case-by-case basis.

Each year, the KCS Compensation Committee will determine whether an annual cash incentive program will be adopted for that year and will establish participation, award opportunities and corresponding performance measures and goals, considering general market practices and its own subjective assessment of the effectiveness of such program in meeting its goals of motivating and rewarding KCSM’s executives. See “2009 Annual Incentive Plan” for a discussion of the AIP model adopted for 2009.

As part of its annual review of executive compensation at KCSM, the KCS Compensation Committee directed its outside consultant, Towers Perrin, in the fall of 2008 to conduct a thorough review of the KCS AIP as applied to senior executive management. This plan is the primary annual incentive program covering senior executive management, which is the same group covered by other analyses conducted for KCS and KCSM by Towers Perrin. The study assessed the AIP in light of sound and logical compensation principles, consistency with current design practices at other major U.S. companies, and alignment with KCS’ own business objectives, talent management and compensation strategies.

The Towers Perrin study found that most aspects of the AIP were aligned not only with market practices but with KCS’ compensation philosophy for executives. The study also noted several areas of ongoing focus for KCS and encouraged the KCS Compensation Committee to pay particular attention to these design elements each and every year. The specific areas noted by the report included the number and mix of performance metrics covered under the AIP, as well as the relationship between these metrics and the performance metrics used in KCS’ long-term performance grants. The KCS Compensation Committee has reviewed the results of the study, which have been reflected in the design of the 2009 AIP.

Statutory Profit Sharing

Our Named Executive Officers (other than Mr. Zozaya) may be eligible to receive a statutory profit sharing (“PTU”) payment under Mexican law. The KCSM company-wide PTU payment is calculated as 10% of pre-tax income as modified by Mexican law. The maximum PTU payment that may be paid to any of our Named Executive Officers is equal to the maximum individual PTU payment made to our union employees. Currently, to the extent that a Named Executive Officer is eligible to receive a PTU payment and an AIP payment in the same year, the AIP payment amount is reduced by the amount of the PTU payment paid to such officer so that the Named Executive Officer receives the greater amount of PTU for which the officer is eligible or the amount of AIP for which the officer is eligible. In 2008, each Named Executive Officer’s AIP amount exceeded the PTU payment calculated for such Named Executive Officer. Accordingly, the aggregate amount paid was equal to the AIP amount calculated as described above. The amount of each Named Executive Officer’s PTU payment for 2008 is included in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

Long-Term Incentives

KCS 2008 Stock Option and Performance Award Plan (the “2008 Plan”).  The purpose of the 2008 Plan is to allow employees, directors and consultants of KCS and its affiliates and subsidiaries, including KCSM, to acquire or increase equity ownership in KCS. The 2008 Plan provides for the award of KCS stock options (including incentive stock options), KCS restricted shares, KCS restricted share units, KCS bonus shares, KCS stock appreciation rights (“SARs”), KCS limited stock appreciation rights (“LSARs”), KCS performance units and/or performance shares to officers, directors, employees and consultants. Awards under the 2008 Plan are made in the discretion of the KCS Compensation Committee, which is empowered to determine the terms and conditions of each award. Specific awards may be granted singly or in combination with other awards. The 2008 Plan was approved by the stockholders of KCS on October 7, 2008 and replaced the KCS 1991 Amended and Restated Stock Option and Performance Award Plan (the “1991 Plan”), which was terminated on October 14, 2008 with respect to new awards. The purpose of the 1991 Plan and the types of awards provided for in the 1991 Plan were generally the same as the 2008 Plan. Awards previously granted under the 1991 Plan continue to be governed by that plan and their respective award agreements until vesting or expiration. The stock options and restricted share awards described in the Non-Management Director Compensation Table and Summary Compensation Table were awarded under the 1991 Plan or the 2008 Plan.

2007-2009 Executive Long-Term Incentive Program

Prior to March 2005, the KCS Compensation Committee relied on KCS stock option grants as the primary long-term incentive award vehicle for its executives, including KCSM’s executives. Starting with the March 2005 long-term incentive grants to executives, the KCS Compensation Committee adopted a strategy of awarding service-based KCS restricted shares as its sole long-term incentive award vehicle in an effort to enhance executive retention and increase executive KCS stock ownership. These awards vest at the completion of five years of service by the executive following the award grant.

In 2006, KCS’ Board of Directors and the KCS Compensation Committee expressed an interest in linking long-term incentive stock awards more closely to KCS performance in order to provide an incentive to executives to meet or exceed KCS’ long-term performance goals. We and KCS believe that stock-based long-term incentives serve to motivate executive officers to focus their efforts on activities that will enhance KCS stockholder value over the long term, thus aligning their interests with those of KCS’ stockholders.

Accordingly, on September 19, 2006, the KCS Compensation Committee adopted a new Executive Long-Term Incentive Grant program (the “LTI Program”). On January 17, 2007, pursuant to the terms of the LTI Program, the KCS Compensation Committee granted KCS executives, including our Named Executive Officers, a one-time stock grant comprised of KCS performance shares (60% weighting) and KCS restricted shares (40% weighting) to cover the performance period of 2007 through 2009. The KCS performance shares may be earned yearly over the three-year period on a pro rata basis, conditioned upon achievement of predetermined one-, two- and three-year performance goals. The earned performance share awards and restricted stock awards will not vest until the end of the three-year program period. The performance metrics in the LTI Program are operating ratio (50% weighting), earnings before interest, taxes, depreciation and amortization (“EBITDA”) (25% weighting), and return on capital employed (“ROCE”) (25% weighting).

Based on the recommendations of KCS’ senior management, which based its recommendations on performance metrics contained in KCS’ long-term financial performance plan, the KCS Compensation Committee adopted the following performance goals as the performance metrics for the 2007-2009 performance periods for KCS and its subsidiaries (including KCSM):

				Earned
	Operating			Percentage of
Performance Level	Ratio (50%)	EBITDA (25%)	ROCE (25%)	Incentive Target

2007
Threshold	79.99%	$500 million	7.9%	50%
Target	79.8%	$549 million	8.6%	100%
Maximum	78.5%	$649 million	10.1%	200%
2008
Threshold	Better of 2007 Operating Ratio Target (79.8%) or 2007 Actual Operating Ratio	Better of 2007 EBITDA Target ($549 million) or 2007 Actual EBITDA	Better of 2007 ROCE Target (8.6%) or 2007 Actual ROCE	0%
Target	78.5%	$649 million	10.1%	100%
Maximum	76.8%	$776 million	11.7%	200%
2009
Threshold	Better of 2008 Operating Ratio Target (78.5%) or 2008 Actual Operating Ratio	Better of 2008 EBITDA Target ($649 million) or 2008 Actual EBITDA	Better of 2008 ROCE Target (10.1%) or 2008 Actual ROCE	0%
Target	76.8%	$776 million	11.7%	100%
Maximum	75.4%	$921 million	13.4%	200%

In 2007, the consolidated KCS operating ratio was 79.2%, the consolidated KCS EBITDA was $533.2 million and the consolidated KCS ROCE was 8.7%. As such, each of KCSM’s Named Executive Officers earned 120.20% of the 2007 tranche of their performance share awards. In 2008, the consolidated KCS operating ratio was 78.9%, the consolidated KCS EBITDA was $565.9 million and the consolidated KCS ROCE was 8.694%. Therefore, each KCSM Named Executive Officer earned 61.7% of the 2008 tranche of their performance share awards. As a result of this 2008 performance, the 2009 threshold performance goals are a consolidated operating ratio of 78.5%, consolidated EBITDA of $649 million and consolidated ROCE of 10.1%.

In 2009, KCS, on a consolidated basis, must exceed the performance goals for the threshold performance level in order for executives, including KCSM’s Named Executive Officers, to earn any percentage of the final third of their performance share awards. If KCS meets or exceeds performance goals for the target or maximum performance levels in 2009, executives may earn 100% to 200% of the final third of their performance share awards. If KCS’ actual performance is between performance levels, the percentage of the performance share awards earned by the executives will be prorated between such performance levels.

Perquisites

Consistent with applicable law and perquisite practices in Mexico generally, we provide the following perquisites to our Named Executive Officers: (1) annual Christmas bonus, (2) vacation and vacation premium payments, (3) food stipend, (4) automotive allocations, (5) automotive maintenance and gasoline, (6) 100% payment of the employee’s social security fees and (7) a limited reimbursement of expenses for financial planning services in accordance with the KCS Financial Planning Reimbursement Policy.

The annual Christmas bonus is a payment in the amount equal to one month’s salary, prorated based on time with KCSM. Our Named Executive Officers have a number of vacation days as set forth in their respective employment agreements and a corresponding vacation premium equal to 50% of their earned vacation days, generally paid on or around their annual anniversary date, in accordance with the Company’s payroll policy. Each KCSM executive receives up to 9% of base salary, but not to exceed the legal maximum, for food expenses. KCSM leases on behalf of each Named Executive Officer, other than Mr. Quintero, a company car, which is replaced every four years. KCSM also provides a limited maintenance and gasoline stipend to each Named Executive Officer. With respect to Mr. Quintero, upon the commencement of his employment, we provided Mr. Quintero with an amount sufficient to purchase the company car provided to him by his prior employer. We also provide Mr. Quintero with limited maintenance and gasoline stipend for the use of his car. Prior to 2007, we provided each Named Executive Officer with a company car owned by us and a stipend for related automobile expenses, including gasoline and maintenance. Beginning in 2007, we provided leased vehicles for use by our Named Executive Officers on which we make the lease payments in lieu of the previously provided automotive stipend and we continue to provide them with gasoline cards that are not included in the lease payments.

The KCS Compensation Committee believes these perquisites are conservative, but reasonable and consistent with our overall compensation program, industry practice and applicable law, and better enable KCSM to attract and retain high-performing employees for key positions. The KCS Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our Named Executive Officers. The KCS Compensation Committee does not plan to materially increase the perquisites currently provided, subject to requirements under Mexican law.

Benefits

We provide certain benefit programs that are designed to be competitive within the marketplace from which we recruit our employees. The majority of employee benefits provided to our Named Executive Officers are offered through broad-based plans available to our management employees generally.

We provide accident, medical and life insurance for our Named Executive Officers. Each of our Named Executive Officers may contribute to a savings fund up to 13% of his base salary up to Ps. 2,078 monthly, the legal maximum. We make a matching contribution to each such Named Executive Officer’s savings fund. In addition, we are required under Mexican law to make certain severance payments to any employee (including a Named Executive Officer) who is terminated without cause. See “Severance Compensation” for a more detailed discussion of these payments.

Pay Mix

The percentage of a Named Executive Officer’s total compensation that is comprised by each of the compensation elements is not specifically determined, but instead is a result of the targeted competitive positioning for each element (i.e., local country market 50th percentile for base salaries, U.S. market 50th percentile for annual incentives, and long-term incentives and below market median for perquisites and benefits, except as may be required by applicable Mexican law). Generally, long-term incentives comprise a significant portion of a Named Executive Officer’s total compensation. This is consistent with the

Compensation Committee’s desire to reward long-term performance in a way that is aligned with stockholders’ interests. In 2008, pay mix for each of the Named Executive Officers was as follows:

	Base	Annual	Long Term
	Salary	Incentive	Incentive
Named Executive Officer	(%)	(%)	(%)

José Guillermo Zozaya Delano	28.9%	17.4%	53.7%
Gloria Minerva Ballesteros Valdes	38.5%	15.4%	46.2%
Julio Quintero Martínez	53.0%	18.6%	28.4%
James Thomas Kniestedt Bauman	63.4%	19.0%	17.6%
Cesar Alfredo Polack Belaunde	54.2%	16.3%	29.6%

Executive Stock Ownership Guidelines

In 2006, the KCS Compensation Committee implemented KCS stock ownership guidelines for its executives, including our Named Executive Officers and other members of senior management. A fixed share approach is used, with the number of shares based on the salary multiples shown in the table below and a specified “constant” share price used for the divisor.

Multiple of
Salary

CEO	5
COO	4
EVPs	3
SVPs and VPs	1

The KCS Compensation Committee will periodically review the continued appropriateness of the fixed share ownership guidelines.

Executives are given five years, commencing on the later of the date the guidelines were implemented or their start date, to meet the required share holdings. If an executive fails to timely comply with the ownership guidelines, then not less than 50% of any future annual incentives will be paid in KCS restricted shares until compliance is achieved.

KCS shares that count in determining compliance with the stock ownership guidelines are shares beneficially owned by the executive, shares held by the executive in any KCS benefit plan, KCS restricted shares at the time of grant (even if not yet vested), performance shares when earned (even if not yet vested), and KCS shares issued and retained on exercise of KCS stock options.

Change in Control Benefits

Purpose.  Contractual compensation arrangements provide for award and account vesting and separation pay for two of our Named Executive Officers upon a change in control (see the discussion of change in control triggers below) or the occurrence of certain events after a change in control. These arrangements are designed to:

•	preserve our ability to compete for senior executive talent;

•	provide stability during a change in control by encouraging executives to cooperate with and achieve a change in control of KCS approved by the KCS Board or a change in control of KCSM approved by the KCSM Board, without being distracted by the possibility of termination of employment or demotion after the change in control; and

•	encourage an acquirer to evaluate whether to retain our executives by making it more expensive to dismiss our executives rather than its own.

Summary of Benefits.  Mr. Zozaya and Ms. Ballesteros each entered into an amendment to their respective employment agreements in May 2009 and June 2009, respectively. Pursuant to the terms of these amendments, in the event of a termination of employment by KCSM without “just cause” or a resignation by the executive for “unjust cause” (as defined below) within a two year period after a “change in shareholder control” (as defined below), (a) each of Mr. Zozaya and Ms. Ballesteros will be eligible to receive, in addition to any other severance benefits for which he or she is eligible under Mexican law, a lump sum payment equal to the product of (i) the rate of his or her annual base salary as of the date of termination, multiplied by (ii) two, and less (iii) the aggregate amount of other severance payments for which he or she is eligible under Mexican law, (b) any unvested or unexercisable equity awards shall become immediately vested or exercisable, as applicable, and (c) Mr. Zozaya and Ms. Ballesteros will each have the opportunity to purchase the executive vehicle assigned to him or her at the time, in accordance with KCSM’s vehicle policy. In addition, KCSM will transfer the right to Mr. Zozaya and Ms. Ballesteros to use the telephone number corresponding to the cellular telephone assigned to him or her by KCSM. Pursuant to the terms of the 1991 Plan and the 2008 Plan, and the applicable award agreements thereunder, all unvested equity awards granted to our Named Executive Officers will immediately vest upon a termination following a change in control (see “Other Compensatory Plans that Provide Benefits on Retirement or Termination of Employment” for a more detailed discussion).

Definition of “just cause” and “with cause.”  The employment agreements of Mr. Zozaya and Ms. Ballesteros generally define “just cause” or “with cause” in the context of a termination of employment following a change in shareholder control to include the rescission of employment by KCSM without liability to KCSM as provided for by the Federal Labor Law of Mexico, including termination for the commission of any criminal offense or the failure of the executive to comply with their respective obligations while performing their duties.

Definition of “unjust cause” or “without just cause.”  The employment agreements of Mr. Zozaya and Ms. Ballesteros generally define “unjust cause” or “without just cause” in the context of a resignation by the executive following a change in shareholder control to include any of the following events:

•	a significant reduction or other significant negative change in the responsibilities, powers or duties of the executive;

•	a reduction of the remunerations of the executive;

•	KCSM requiring the executive to perform their regular duties from any office or site located more than sixty (60) kilometers from the place where the executive had performed his or her duties prior to receiving such order; or

•	any other action or omission on the part of KCSM that would constitute a breach of the executive’s employment agreement or a violation of the Federal Labor Law of Mexico.

Triggering Events.  Mr. Zozaya’s and Ms. Ballesteros’ employment agreements generally provide that the following events (which we refer to as “triggering events”) constitute a “change in shareholder control”:

•	the majority of the members of the KCS Board of Directors are replaced during any twelve (12) month period with directors whose election or appointment was not submitted or resolved by the majority of the members of the KCS Board of Directors serving immediately prior to such election or appointment; or

•	any person or group of persons has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such person or group of ownership of stock of KCS possessing 30% or more of the total voting power of the outstanding stock of KCS; or

•	any person or group has acquired ownership of stock of KCS that constitutes more than 50% of the total fair market value or total voting power of the outstanding stock KCS; or

•	any person or group has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such person or group assets of KCS that have a total gross fair market value of more than 40% of the total gross fair market value of all of the assets KCS immediately before such acquisition; or

•	any individual person or legal entity or any group of persons other than KCS or its affiliates, subsidiaries, or related entities (the “KCS Group”), directly or indirectly acquires ownership of more than 50% of the outstanding stock of KCS; or

•	any individual person or legal entity or any group of persons other than the KCS Group acquires KCSM assets representing a gross fair market value of more than 51% of the total gross fair market price for all KCSM assets immediately prior to such acquisition; or

•	the majority of the members of the KCSM Board of Directors is replaced with board members whose appointment or election has not been approved by the entities of the KCS Group that are shareholders in KCSM.

Severance benefits under the employment agreements for Mr. Zozaya and Ms. Ballesteros do not become due upon a mere change in shareholder control. Requiring that a termination of employment without cause or a resignation for good reason occur within a two years after a change in shareholder control before certain compensation and benefits are available is called a “double trigger.” The KCS Compensation Committee believes a double trigger is in the best interest of the KCS stockholders because it:

•	encourages the executives to help transition through a change in shareholder control; and

•	mitigates any potential disincentive for the executives when they are implementing a change in shareholder control, particularly when the acquiring company may not require the services of KCSM’s executives; and

•	protects executives from termination of employment without cause or an adverse change in position following a change in shareholder control.

Severance Compensation

Upon a termination of employment without cause, all or our Named Executive Officers are entitled under Mexican law to a severance payment equal to a minimum of ninety days’ integrated salary (consisting of base salary plus benefits), plus an additional payment equal to twenty days’ integrated salary for each year of service with KCSM. In addition and as required by Mexico law, as of December 31, 2008, each Named Executive Officer would be eligible to receive a seniority premium equal to Ps. 1,338 per year for each year of service for KCSM (which if converted at a conversion rate of 13.5383 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2008, would equal $98.83 per year).

In addition to the statutory severance payments discussed above, Mr. Zozaya is entitled to a payment equal to one year’s base salary upon a termination of his employment without cause pursuant to the terms of his employment agreement with KCSM.

Other Compensatory Plans that Provide Benefits on Retirement or Termination of Employment

Described below are the portions of KCS’ compensation plans in which the accounts of Named Executive Officers become vested as a result of (a) their retirement, death, disability or termination of employment, (b) a change in control of KCS, or (c) a change in the Named Executive Officer’s responsibilities following a change in control of KCS.

2008 Plan.  Subject to the terms of the specific award agreements, under the 2008 Plan, the termination of affiliation of a grantee of an award by reason of death, Disability, Retirement or on account of a Change of Control (as such terms are defined in the 2008 Plan) may accelerate the ability to exercise an award.

Death

Upon the death of a grantee of an award under the 2008 Plan, unless otherwise specified in the award agreement,

(i)	the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable,

(ii)	any options or SARs not exercisable at that time will become nonforfeitable and exercisable and the grantee’s personal representative or other transferee upon death may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, one year after the death of the grantee, or 10 years from the grant date of the award,

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will become nonforfeitable in the award that would be earned for such performance period if the performance goals for such performance period were met at target, and

(iv)	any shares subject to a deferred stock award will become nonforfeitable.

Disability

Upon the termination of affiliation by reason of Disability of a grantee of an award under the 2008 Plan, unless otherwise specified in the award agreement,

(i)	the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable in a number determined by multiplying the total number of restricted shares and restricted share units by a fraction, the numerator of which is the number of 12-month periods of employment commencing on the grant date that have been completed by the grantee, and the denominator of which is the total number of 12-month periods in the period of restriction,

(ii)	any options or SARs not exercisable at that time will become nonforfeitable and exercisable and the grantee or the grantee’s legal representative (or the grantee’s transferee upon the death of the grantee) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, one year following the grantee’s termination of affiliation by reason of Disability, or 10 years from the grant date of the award,

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be forfeited, and

(iv)	any shares subject to a deferred stock award will become nonforfeitable.

Retirement

Upon the termination of affiliation by reason of Retirement of a grantee of an award under the 2008 Plan, unless otherwise specified in the award agreement,

(i)	the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable in a number determined by multiplying the total number of restricted shares and restricted share units by a fraction, the numerator of which is the number of 12-month periods of employment commencing on the grant date that have been completed by the grantee, and the denominator of which is the total number of 12-month periods in the period of restriction,

(ii)	any options or SARs not exercisable at that time will become nonforfeitable and exercisable and the grantee (or the grantee’s legal representative or the grantee’s transferee upon the death of the grantee) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, five years following the grantee’s termination of affiliation by reason of Retirement, or 10 years from the grant date of the award,

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be forfeited, and

(iv)	any shares subject to a deferred stock award will become nonforfeitable.

Change of Control

Upon the termination of affiliation of a grantee of an award under the 2008 Plan on account of a Change of Control of KCS (as defined in the 2008 Plan), unless otherwise specified in the award agreement,

(i)	the grantee’s restricted shares and restricted share units, if any, that were forfeitable will become nonforfeitable,

(ii)	any options or SARs not exercisable at that time will become exercisable and the grantee may exercise such options or SARs up to the earlier of the expiration of the option or SAR term, three months following the grantee’s termination of affiliation on account of a Change of Control, or 10 years from the grant date of the award,

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has ended will become nonforfeitable, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will become nonforfeitable in the award that would be earned for such performance period if the performance goals for such performance period were met at target,

(iv)	any LSARs (which may be granted in tandem with options or SARs awarded under the 2008 Plan) will be automatically exercised, and upon exercise of an LSAR, the grantee may receive a cash payment based upon the difference between the fair market value of a share on the exercise date and the per share exercise price of the related option or the strike price of the related SAR, and

(v)	any shares subject to a deferred stock award will become nonforfeitable.

Other Termination of Affiliation

Upon the termination of affiliation of a grantee of an award under the 2008 Plan for any reason other than death, Disability, Retirement, or on account of a Change of Control of KCS, then, unless otherwise specified in the award agreement,

(i)	the grantee’s restricted shares and restricted share units, if any, that were forfeitable on the date of the grantee’s termination of affiliation, are forfeited on that date,

(ii)	any options or SARs not exercisable at that time will be forfeited, and any options or SARs that are vested and exercisable or become exercisable at that time may be exercised by the grantee up to the earlier of the expiration of the option or SAR term, three months following the grantee’s termination of affiliation, or 10 years from the grant date of the award; provided, however, that if termination of affiliation is for Cause (as defined in the 2008 Plan), then any unexercised options or SARs will be forfeited,

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has ended but which are not vested will be forfeited, and the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be forfeited, and

(iv)	any nonvested shares subject to a deferred stock award will be forfeited.

1991 Plan.  Subject to the terms of the specific award agreements, under the 1991 Plan, the death or disability, retirement or other Termination of Affiliation (as such terms are defined in the 1991 Plan) of a grantee of an award or a Change of Control (as defined in the 1991 Plan) of KCS may accelerate the ability to exercise an award.

Death or Disability

Upon the death or disability of a grantee of an award under the 1991 Plan,

(i)	the grantee’s restricted shares, if any, that were forfeitable will become nonforfeitable unless otherwise provided in the specific award agreement,

(ii)	any options or SARs not exercisable at that time become exercisable and the grantee (or his or her personal representative or transferee under a will or the laws of descent and distribution) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term or 12 months, and

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be determined based upon a formula described in the 1991 Plan or the applicable award agreement.

Retirement

Upon the retirement of a grantee of an award under the 1991 Plan,

(i)	the grantee’s restricted shares, if any, that were forfeitable will become nonforfeitable unless otherwise provided in the specific award agreement,

(ii)	any options or SARs not exercisable at that time become exercisable and the grantee (or his or her personal representative or transferee under a will or the laws of descent and distribution) may exercise such options or SARs up to the earlier of the expiration of the option or SAR term or five years from the date of retirement, and

(iii)	the benefits payable with respect to any performance share or performance unit for which the performance period has not ended will be determined based upon a formula described in the 1991 Plan or the applicable award agreement.

Termination of Affiliation

If a grantee has a Termination of Affiliation (as defined in the 1991 Plan) for any reason other than for Cause (as defined in the 1991 Plan), death, disability or retirement, then

(i)	the grantee’s restricted shares, if any, to the extent forfeitable on the date of the grantee’s Termination of Affiliation, are forfeited on that date,

(ii)	any unexercised options or SARs, to the extent exercisable immediately before the grantee’s Termination of Affiliation, may be exercised in whole or in part, up to the earlier of the expiration of the option or SAR term or three months after the Termination of Affiliation, and

(iii)	any performance shares or performance units for which the performance period has not ended as of the Termination of Affiliation will terminate immediately upon that date.

Change of Control of KCS

Upon a Change of Control of KCS (as defined in the 1991 Plan),

(i)	a grantee’s restricted shares, if any, that were forfeitable become nonforfeitable,

(ii)	any options or SARs not exercisable at that time become immediately exercisable,

(iii)	KCS will pay to the grantee, for any performance share or performance unit for which the performance period has not ended as of the date of the Change of Control of KCS, a cash payment based on a formula described in the 1991 Plan or the applicable award agreement, and

(iv)	all LSARs (which may be granted in tandem with options awarded under the 1991 Plan) are automatically exercised upon a Change of Control of KCS that is not approved by our Incumbent Board (as such terms are defined in the 1991 Plan). Upon exercise of an LSAR, the grantee may receive a cash payment based upon the difference between the fair market value on the date of the Change of Control of KCS or other specified date and the per share exercise price of the related option.

Tax and Accounting Considerations

For executives based in Mexico, including our Named Executive Officers, the KCS Compensation Committee considers certain Mexican tax and accounting issues when forming compensation packages. All elements of compensation are presented on a pre-tax basis, and accordingly the values of all non-taxable cash elements and benefits are grossed up to their pre-tax values.

Compensation Committee Review of our Executive Compensation Program

In late 2008, at the direction of the KCS Compensation Committee, Towers Perrin performed a competitive executive compensation analysis to assess the competitiveness of the compensation of KCS’ executives of the Company, including KCSM’s Named Executive Officers. The results of this analysis were presented to the KCS Compensation Committee in February 2009. Towers Perrin analyzed the market competitiveness of the following elements for each of the covered executive positions:

•	Base salary;

•	Target annual incentive award opportunity (award that may be earned for achieving pre-determined performance goals);

•	Target total cash compensation (salary plus target annual incentive award opportunity);

•	Annualized expected value of long-term incentive grants/awards (estimated value on date of grant); and

•	Target total direct compensation (target total cash compensation plus the annualized expected value of long-term incentive awards).

In performing the study, the KCSM’s executive positions were initially “matched,” based on Towers Perrin’s understanding of the positions’ primary duties and responsibilities, to similar positions in Towers Perrin’s 2008 Executive Compensation Data Bank.

As stated above, the KCS Compensation Committee seeks to provide base salaries, target total cash and target total direct compensation that is on average consistent with median market (i.e., comparably sized transportation and mature capital intensive companies) practices, recognizing internal equity and incumbent-specific considerations such as performance, future potential, and tenure with KCSM. Based on the findings of the study described above, the KCS Compensation Committee believes that our targeted executive compensation levels are “competitive” in aggregate, within a +/− 15% of the target market 50th percentile (i.e., 85% to 115% of target market 50th percentile).

The results of this study found that (i) our base salaries are, on average, at approximately local country market 50th percentile levels; (ii) our target total cash compensation levels are on average within a competitive range around the Mexican market median; (iii) our target annual incentive award opportunities, expressed as a percentage of salary, are, on average, at the Mexican market 50th percentile level; and (iv) our target long-term incentive award opportunities, and resulting target total direct compensation levels, are, on average, higher than with Mexican market median practices. Results for individual incumbents varied. For the five Named Executive Officers as a group, average competitive positioning for base salary was 89%, and for total direct compensation, 124%.

2009 Annual Incentive Plan

In February 2009, the KCS Compensation Committee approved the 2009 Annual Incentive Plan (the “2009 AIP”) model for its executives, including our Named Executive Officers. In order for there to be any payout to our Named Executive Officers under the 2009 AIP, KCS must generate positive unadjusted free cash flow on a consolidated basis and KCS must achieve a consolidated operating ratio at least equal to its 2008 consolidated operating ratio of 78.9%. Unadjusted free cash flow is defined as cash flow from operations, less cash used for capital expenditures and other investment activities (including capital expenditures), less dividends paid.

The 2009 AIP model approved by the KCS Compensation Committee for its named executive officers, including our Named Executive Officers, differs from the 2008 AIP model in that if KCS generates positive unadjusted free cash flow on a consolidated basis and achieves a consolidated operating ratio of at least 78.9%, the amount of the AIP payments to our Named Executive Officers will depend solely on consolidated operating ratio of KCS set forth below. The KCS Compensation Committee determined that in a down economy it is extremely important for senior management of KCS and its subsidiaries to focus on managing cash and controlling operating expenses.

As with the 2008 AIP model, each Named Executive Officer is assigned incentive targets at the threshold, target and maximum incentive performance levels that are a percentage of the Named Executive Officer’s 2009 base salary. The target percentage assigned for each performance level depends on the executive’s salary grade and is set such that the amount of the potential payment would maintain the Named Executive Officer’s target total direct compensation at the approximate market 50th percentile level.

Following are the 2009 KCS company-wide operating ratio incentive targets, as well as the percentage payout of the executive’s total incentive target for these metrics:

	Consolidated	Percentage Payout at
Performance Level	Operating Ratio	Total Incentive Target

Threshold	78.9%	50%
Target	77.9%	100%
Maximum	76.9%	200%

Named Executive Officer Salaries for 2009

The base salaries for each of our Named Executive Officers for the 2009 fiscal year are as follows:

Named Executive Officer(a)	Amount

José Guillermo Zozaya Delano	$316,034(b)(c)
Gloria Minerva Ballesteros Valdes	$141,820(b)(c)
Julio Quintero Martínez	$140,929(b)(c)
Cesar Alfredo Polack Belaunde	$138,604(b)(c)

(a)	Mr. Kniestedt’s 2009 salary is not shown as he resigned his employment from KCSM on March 2, 2009 and began working as a security consultant for the Company on that date.

(b)	Base salaries reflected are slightly higher than the base salaries paid in 2008 reported in the Summary Compensation Table below due to salary adjustments adopted in January 2008, but which did not take effect until February 2008.

(c)	KCSM’s Named Executive Officers are paid in Mexican pesos. Their 2009 base salary amounts reported above were converted from Mexican pesos to U.S. dollars at a conversion rate of 13.5383 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2008.

MANAGEMENT COMPENSATION TABLES
SUMMARY COMPENSATION TABLE

The following table and narrative disclose compensation earned in 2008 by KCSM’s Named Executive Officers. The table shows amounts earned by such persons for all services rendered in all capacities to KCSM during the past year. All members of our Board of Directors and our Chief Financial Officer are solely compensated by KCS, or our affiliate, KCSR. These individuals receive no additional consideration for their service to KCSM. Except for Larry M. Lawrence, disclosure of these individual’s compensation during the past year may be reviewed in KCS’ 2009 Proxy Statement filed with the SEC on March 30, 2009. No additional information relating to such individuals’ compensation, including our Chief Financial Officer, is disclosed in this prospectus.

					Non-Equity
				Stock	Incentive Plan	All Other
		Salary	Bonus	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(6)	($)(7)	($)(8)	($)(9)	($)

José Guillermo Zozaya Delano,	2008	$306,772	—	$653,872	$118,134	$105,015	$1,183,793
President and Executive	2007	$283,654	—	$433,044	$88,076	$48,005	$852,779
Representative of KCSM(2)	2006	$193,368	—	$65,479	$85,095	$20,701	$364,643
Gloria Minerva Ballesteros Valdes,	2008	$125,263	—	$157,429	$33,715	$30,594	$347,001
Senior Vice President — Sales & Marketing and Asset Management(3)
Julio Quintero Martínez,	2008	$138,262	—	$107,686	$34,634	$25,367	$305,949
Vice President — Revenue	2007	$159,651	—	$76,584	$42,982	$68,914	$348,131
Management and Disbursements(4)
James Thomas Kniestedt Bauman,	2008	$135,262	—	$57,209	$35,015	$43,176	$270,662
Vice President of Security(3)(5)
Cesar Alfredo Polack Belaunde,	2008	$138,160	—	$59,693	$35,766	$31,245	$264,864
Vice President — Engineering	2007	$164,948	—	$35,078	$44,387	$32,755	$277,168
	2006	$158,154	$29,583	$8,467	$54,929	$21,739	$272,872

All dollar amounts for 2006 and 2007 compensation (other than the FAS 123R expenses for stock awards) were converted from Mexico pesos at the conversion rate of 10.8170 and 10.9088 Mexican pesos per U.S. dollar on December 31, 2006 and December 28, 2007, respectively. All dollar amounts for 2008 compensation (other than the FAS 123R expenses for stock awards) were converted from Mexico pesos at the conversion rate of 13.5383 Mexican pesos per U.S. dollar as reported by Banco de México on December 31, 2008.

(1)	Reflects actual salary received.

(2)	Mr. Zozaya was hired on April 19, 2006.

(3)	Ms. Ballesteros and Mr. Kniestedt were not Named Executive Officers in 2006 or 2007; accordingly only 2008 compensation is reflected in the above table.

(4)	Mr. Quintero was hired on July 22, 2006 and was not a Named Executive Officer in 2006.

(5)	Mr. Kniestedt resigned his employment with KCSM on March 2, 2009 and became a security consultant for the Company on that date.

(6)	Amounts in this column reflect bonus earned in 2005, but paid in 2006.

(7)	This column presents the dollar amount recognized for financial reporting purposes with respect to the 2008 fiscal year for the fair value of restricted shares and performance shares granted in 2008 as well as prior fiscal years, in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note 10 to KCS’ consolidated financial statements in its annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC. See the Grants of Plan-Based Awards Table for information on awards made in 2008. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(8)	Amounts in this column include PTU payments for Ms. Ballesteros and Messrs. Quintero, Kniestedt and Polack of $6,535 each.

(9)	“All Other Compensation” for the Named Executive Officers consists of:

						Auto
		Life				Maintenance
		Insurance	Christmas	Vacation	Food	and	Savings	Social	Auto
Name		Premiums ($)	Bonus ($)	Bonus ($)	Stipend ($)	Gasoline ($)	Fund ($)	Security ($)	Leases	Other ($)		Total

Zozaya	2008	$2,526	$26,336	$4,389	$1,417	$4,616	$1,842	$967	$16,665	$46,257	(a)	$105,015
	2007	$—	$23,703	$3,951	$1,691	$2,057	$2,192	$1,200	$13,211	$—		$48,005
	2006	$—	$16,210	$—	$1,144	$849	$1,310	$841	$—	$347	(a)	$20,701
Ballesteros	2008	$454	$11,818	$2,704	$1,417	$5,046	$1,836	$856	$6,463	$—		$30,594
Quintero	2008	$535	$11,744	$3,822	$1,417	$5,046	$1,836	$967	$—	$—		$25,367
	2007	$—	$13,347	$2,225	$1,691	$985	$2,192	$1,200	$—	$47,274	(b)	$68,914
Kniestedt	2008	$729	$11,308	$2,638	$1,417	$5,046	$1,836	$967	$6,463	$12,772	(c)	$43,176
Polack	2008	$1,271	$11,550	$2,695	$1,417	$5,046	$1,836	$967	$6,463	$—		$31,245
	2007	$—	$13,783	$2,757	$1,691	$1,689	$2,192	$1,200	$9,443	$—		$32,755
	2006	$—	$13,446	$2,134	$1,641	$851	$2,127	$1,192	$—	$348	(d)	$21,739

(a)	“Other” for Mr. Zozaya consists of $46,257 in 2008 for the cost of providing him with personal security and $347 in 2006 for automotive stipends.

(b)	“Other” for Mr. Quintero consists of $47,274 in 2006 for relocation expenses and insurance payments for Mr. Quintero’s vehicle.

(c)	“Other” for Mr. Kniestedt consists of $12,772 in 2008 for a company driver provided to Mr. Kniestedt for use in performing his job responsibilities.

(d)	“Other” for Mr. Polack consists of $348 in 2006 for automotive stipends.

Narrative to Summary Compensation Table

Employment Agreements.  Pursuant to Mexican law, all of our employees are subject to employment agreements with us. Each of the Named Executive Officers is a party to an employment agreement, which remains in effect until terminated or modified. This disclosure only reports compensation paid from us to the Named Executive Officers.

Our Named Executive Officers receive as compensation for their services an annual base salary as approved by the KCS Compensation Committee, which is subject to adjustment annually and in certain situations. In 2008, base salary amounts for our Named Executive Officers employed at December 31, 2008 were $316,034 for Mr. Zozaya, $141,820 for Ms. Ballesteros, $140,929 for Mr. Quintero, $135,697 for Mr. Kniestedt and $138,604 for Mr. Polack. Our Named Executive Officers are paid in Mexican pesos and the amounts in the preceding sentence were converted from Mexican pesos to U.S. dollars at the conversion rate of 13.5383 Mexican pesos per U.S. dollar as reported by Banco de México on December 31, 2008. Our Named Executive Officers also receive medical, disability, AD&D and group life insurance benefits, and are eligible to participate in the management incentive plans described above. All other compensation includes payment of federally mandated Christmas and vacation bonuses, and other payments as outlined above.

For information regarding potential payments to the Named Executive Officers upon termination of employment or change in control, see “Potential Payments Upon Termination of Employment or Change in Control” below.

GRANTS OF PLAN-BASED AWARDS

The following table provides information for each of the Named Executive Officers regarding 2008 grants of annual incentive awards, KCS restricted shares, earned KCS performance shares and KCS stock options. As previously discussed, all of the members of our Board of Directors and our Chief Financial Officer are solely compensated by our parent, KCS, or our affiliate, KCSR, receive Plan Based Awards from KCS and receive no additional compensation or incentive awards for their service as officers or directors of KCSM. Other than Mr. Lawrence, disclosure of these individuals’ Plan Based Awards may be reviewed in KCS’ 2009 Proxy Statement filed with the SEC on March 30, 2009. No additional information relating to such individuals’ grants of annual incentive awards, KCS restricted shares, earned KCS performance shares and KCS stock options is disclosed in this prospectus.

					All Other
					Stock		Grant
		Estimated Future Payouts Under			Awards:		Date Fair
		Non-Equity Incentive Plan			Number of		Value of
		Awards(1)			Shares of		Stock and
	Grant	Threshold	Target	Maximum	Stock or		Option
Name	Date	($)	($)	($)	Units		Awards

José Guillermo Zozaya Delano	N/A	$94,810	$189,620	$379,241
	01/17/2007				6,683	(3)	$199,287
	01/15/2008				2,333	(2)	$72,066
	01/15/2008				1,028	(3)	$31,755
Gloria Minerva Ballesteros Valdes	N/A	$28,364	$56,728	$113,456
	01/17/2007				513	(3)	$15,298
	08/07/2007				514	(3)	$17,291
	11/11/2008				1,264	(2)	$34,040
Julio Quintero Martínez	N/A	$25,367	$49,325	$98,650
	01/17/2007				1,028	(3)	$30,655
James Thomas Kniestedt Bauman(4)	N/A	$20,355	$40,709	$81,418
	01/17/2007				513	(3)	$15,298
Cesar Alfredo Polack Belaunde	N/A	$20,791	$41,581	$83,162
	01/17/2007				513	(3)	$15,298

(1)	The amounts reflected in these columns represent the threshold, target and maximum amounts that could have been earned under our 2008 AIP. Actual amounts paid for 2008 performance are reflected in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Our Named Executive Officers are paid in Mexican pesos. These amounts were converted from Mexican pesos at the conversion rate as reported by Banco de México on December 31, 2008, which was 13.5383 Mexican pesos per U.S. dollar.

(2)	These amounts reflect restricted stock awards granted under the 1991 Plan or 2008 Plan as listed in the following table.

		Purchase	Shares	Vesting
Name	Grant Date	Price	Granted	Schedule

Zozaya	01/15/2008	$0.00	2,333	< 3 years (a	)
Ballesteros	11/11/2008	$0.00	1,264	< 3 years (a	)

(a)	These shares represent a pro rata award of restricted shares under the Company’s 2007 2009 Long-Term Incentive Plan and will vest on January 17, 2010.

(3)	These amounts reflect performance share awards granted under the Company’s 2007 2009 Long-Term Incentive Plan, and earned by the Named Executive Officers based upon the achievement of pre-determined performance goals for the performance period ended December 31, 2008, as certified by the Compensation Committee on February 26, 2009. These shares will vest on January 17, 2010. The number of additional performance shares granted to the Named Executive Officers, which may be earned upon the achievement of performance targets for the performance period ended December 31, 2009, is set forth in the column captioned “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” in the Outstanding Equity Awards table below.

(4)	Mr. Kniestedt resigned his employment with KCSM on March 2, 2009 and became a security consultant to the Company on that date. All of Mr. Kniestedt’s KCS restricted stock and KCS performance shares forfeited on this date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information for each of the Named Executive Officers regarding unvested KCS stock awards and unearned KCS stock awards held by them as of December 31, 2008. As previously discussed, all of the members of our Board of Directors and our Chief Financial Officer are solely compensated by our parent, KCS, or our affiliate, KCSR. These individuals may have outstanding stock options and unvested restricted stock awards of KCS stock, but receive no additional compensation or incentive awards for their service as officers or directors of KCSM. Except for Mr. Lawrence, disclosure of these individuals’ outstanding stock options and unvested stock awards may be reviewed in KCS’ 2009 Proxy Statement filed with the SEC on March 30, 2009. No additional information relating to such individuals’ outstanding stock options and unvested stock awards is disclosed in this prospectus.

	Stock Awards
				Equity
			Equity	Incentive
			Incentive	Plan Awards:
			Plan Awards:	Market or
	Number of	Market	Number of	Payout Value
	Shares or	Value of	Unearned Shares,	of Unearned
	Units of	Shares or	Units or	Shares, Units or
	Stock That	Units of	Other	Other
	Have Not	Stock That	Rights That	Rights That
	Vested	Have Not	Have Not	Have Not
Name	(#)(1)	Vested ($)(2)	Vested (#)(3)	Vested ($)(2)

José Guillermo Zozaya Delano	42,333	$806,444
	20,733	$394,964	12,499	$238,106
Gloria Minerva Ballesteros Valdes	17,514	$333,641
	2,530	$48,196	3,167	$60,331
Julio Quintero Martínez	10,000	$190,500
	3,031	$57,741	1,666	$31,737
James Thomas Kniestedt Bauman(4)	5,325	$101,441
	1,515	$28,861	833	$15,869
Cesar Alfredo Polack Belaunde	6,100	$116,205
	1,515	$28,861	833	$15,869

(1)	The vesting dates of the restricted shares and earned performance shares listed in this column are shown in the following table.

Number of
Name	Securities	Vesting Date

José Guillermo Zozaya Delano	16,000	04/20/2011
	4,000	05/01/2011
	22,333	01/17/2010
	20,733	01/17/2010
Gloria Minerva Ballesteros Vales	4,014	01/17/2010
	2,000	02/17/2011
	8,000	08/31/2012
	3,500	01/31/2013
	2,530	01/17/2010
Julio Quintero Martínez	3,000	01/17/2010
	5,000	06/09/2011
	2,000	05/31/2013
	3,031	01/17/2010
Cesar Alfredo Polack Belaunde	1,200	10/16/2009
	1,500	01/17/2010
	400	02/17/2010
	400	02/17/2011
	2,600	01/31/2013
	1,515	01/17/2010

(2)	The amount in this column is calculated by multiplying the closing price of our Common Stock on the NYSE on December 31, 2008, which was $19.05, by the number of shares of stock that have not vested.

(3)	The amounts in this column reflect the performance shares granted to the executive pursuant to the 2007-2009 Long-Term Incentive Plan that may be earned upon certification by the KCS Compensation Committee of achievement of pre-determined performance goals for the performance period ended December 31, 2009. Actual amounts earned may be more or less than reflected depending on whether such performance shares are earned at the threshold, target or maximum level. If earned, these shares will vest on the later of (a) January 17, 2010, or (b) the date the KCS Compensation Committee certifies the achievement of the related performance targets. Performance shares that are not earned within the applicable performance period are forfeited.

(4)	Mr. Kniestedt resigned his employment with KCSM on March 2, 2009 and became a security consultant to the Company on that date. All of Mr. Kniestedt’s KCS restricted stock and KCS performance shares forfeited on this date.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT
OR CHANGE IN CONTROL

We are required under Mexican law to provide certain termination benefits to all employees, including our Named Executive Officers. We have provided additional termination benefits to certain of our executives, as described below, in order to remain competitive with benefits offered in the market, as well as to facilitate our retention and recruitment efforts. Additionally, we believe that providing termination benefits allows executives to focus on the Company in times of transition. We believe that events triggering payment of termination benefits are standard and consistent with market practice.

In the event of termination of employment without cause (as defined in Mexican law), or in the event of retirement, each of Messrs. Zozaya, Quintero and Polack and Ms. Ballesteros, would be entitled under Mexican law to receive a payment equal to ninety days of their respective integrated salaries (consisting of base salary plus benefits), plus an additional payment equal to twenty days of integrated salary for each year of service with KCSM. In addition, and as required by Mexico law, as of December 31, 2008, our Named Executive Officers would be eligible to receive a seniority premium equal to Ps.1,338 per year for each year of service for KCSM (which if converted at a conversion rate of 13.5383 Mexican pesos per U.S. dollar, the conversion rate reported by Banco de México on December 31, 2008, would equal $98.83 per year). Our Named Executive Officers would also receive these payments if their employment is terminated following a change in control of KCSM. Pursuant to the terms of his employment agreement, Mr. Zozaya is entitled to a severance payment equal to one year’s base salary upon a termination of his employment without cause. Mr. Zozaya would also receive these payments if his employment were terminated without cause following a change in control of KCSM. In addition and as discussed in detail below, each of Mr. Zozaya and Ms. Ballesteros is eligible to receive certain additional benefits in the event the termination of their respective employment without “just cause” by KCSM, or in the event of a resignation by either Named Executive Officer with “just cause”, following a “change in shareholder control” of KCSM.

If the employment by KCSM of any employee, including our Named Executive Officers, is terminated, whether or not the termination was for cause, he or she would receive a payment equal to the value of any earned but unpaid Christmas bonus, vacation premium, food stipend and savings plan balance. The Christmas bonus is paid on a pro rata calendar year basis, while the vacation premium is paid on an annual pro rata basis that commences on each anniversary of the employee’s seniority date. Because the food stipend is paid to each employee on a monthly basis, the employee is only eligible to receive a pro rata payment of the amount earned but not paid in the month of termination. Finally, each Named Executive Officer would receive a payment equal to the account balance of his or her savings plan, including all amounts contributed to the plan by KCSM.

None of our Named Executive Officers is eligible to receive payments upon a voluntary termination or a termination for cause, other than the payment of the earned but unpaid Christmas bonus, vacation premium, food stipend and savings plan balance, as each is described in the immediately preceding paragraph.

Severance Benefits Following a Change in Shareholder Control

The KCS Compensation Committee believes that the occurrence of a change in shareholder control transaction involving KCS or KCSM may create uncertainty regarding the continued employment of Mr. Zozaya and Ms. Ballesteros because many change in shareholder control transactions result in significant organizational changes, particularly at the key management level. Effective in May and June 2009, respectively, we began providing each of Mr. Zozaya and Ms. Ballesteros with enhanced severance benefits if, within two years after a change in shareholder control, either of their employment is terminated by KCSM “without cause” or they resign for “just cause”. Severance benefits under the employment agreements of Mr. Zozaya and Ms. Ballesteros do not become due upon a mere change in shareholder control. Instead, severance benefits are only provided if there is a “double trigger,” meaning that Mr. Zozaya or Ms. Ballesteros must also be terminated “without cause” or resign for “just cause” in the specified period following a change in shareholder control. The “double trigger” mechanism is intended to:

•	encourage the executives to stay with KCSM during a change in shareholder control, thus helping to provide stability to KCSM during a critical time;

•	mitigates any potential disincentive for the executives when they are implementing a change in shareholder control, particularly when the acquiring company may not require the services of KCSM’s executives; and

•	protect the executives from termination without cause or an adverse change in position following a change in control.

In the event of a termination of employment by KCSM without “just cause” or a resignation by the executive for “unjust cause” (as defined below) within a two year period after a “change in shareholder control” (as defined below), (a) each of Mr. Zozaya and Ms. Ballesteros will be eligible to receive, in addition to any other severance benefits for which he or she is eligible under Mexican law, a lump sum payment equal to the product of (i) the rate of his or her annual base salary as of the date of termination, multiplied by (ii) two, and less (iii) the aggregate amount of other severance payments for which he or she is eligible under Mexican law, (b) any unvested or unexercisable equity awards shall become immediately vested or exercisable, as applicable, and (c) Mr. Zozaya and Ms. Ballesteros will each have the opportunity to purchase the executive vehicle assigned to him or her at the time, in accordance with KCSM’s vehicle policy. In addition, KCSM will transfer the right to Mr. Zozaya and Ms. Ballesteros to use the telephone number corresponding to the cellular telephone assigned to them by KCSM. Pursuant to the terms of the 1991 Plan and the 2008 Plan, and the applicable award agreements thereunder, all unvested equity awards granted to our Named Executive Officers will immediately vest upon a termination following a change in shareholder control (see “Other Compensatory Plans that Provide Benefits on Retirement or Termination of Employment” for a more detailed discussion).

Definition of “just cause” and “with cause.”  The employment agreements of Mr. Zozaya and Ms. Ballesteros generally define “just cause” or “with cause” in the context of a termination of employment following a change in shareholder control to include the rescission of employment by KCSM without liability to KCSM as provided for by the Federal Labor Law of Mexico, including termination for the commission of any criminal offense or the failure of the executive to comply with their respective obligations while performing their duties.

Definition of “unjust cause” or “without just cause.”  The employment agreements of Mr. Zozaya and Ms. Ballesteros generally define “unjust cause” or “without just cause” in the context of a resignation by the executive following a change in shareholder control to include any of the following events:

•	a significant reduction or other significant negative change in the responsibilities, powers or duties of the executive;

•	a reduction of the remunerations of the executive;

•	KCSM requiring the executive to perform their regular duties from any office or site located more than sixty (60) kilometers from the place where the executive had performed his or her duties prior to receiving such order; or

•	any other action or omission on the part of KCSM that would constitute a breach of the executive’s employment agreement or a violation of the Federal Labor Law of Mexico.

Triggering Events.  Mr. Zozaya’s and Ms. Ballesteros’ employment agreements generally provide that the following events (which we refer to as “triggering events”) constitute a “change in shareholder control:”

•	the majority of the members of the KCS Board of Directors are replaced during any twelve (12) month period with directors whose election or appointment was not submitted or resolved by the majority of the members of the KCS Board of Directors serving immediately prior to such election or appointment; or

•	any person or group of persons has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such person or group of ownership of stock of KCS possessing 30% or more of the total voting power of the outstanding stock of KCS; or

•	any person or group has acquired ownership of stock of KCS that constitutes more than 50% of the total fair market value or total voting power of the outstanding stock KCS; or

•	any person or group has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such person or group assets of KCS that have a total gross fair market value of more than 40% of the total gross fair market value of all of the assets KCS immediately before such acquisition; or

•	any individual person or legal entity or any group of persons other than a member of the KCS Group, directly or indirectly acquires ownership of more than 50% of the outstanding stock of KCS; or

•	any individual person or legal entity or any group of persons other than the KCS Group acquires KCSM assets representing a gross fair market value of more than 51% of the total gross fair market price for all KCSM assets immediately prior to such acquisition; or

•	the majority of the members of the KCSM Board of Directors is replaced with board members whose appointment or election has not been approved by the entities of the KCS Group that are shareholders in KCSM.

Compensatory Plans Providing Benefits Upon Termination of Employment or Change in Control

Certain compensation plans available to the Named Executive Officers have accounts that become vested upon certain events, such as: (a) the Named Executive Officer’s retirement, death, disability or termination of employment, (b) a change in control of our Company, or (c) a change in the Named Executive Officer’s responsibilities following a change in control. See the subsection titled “Other compensatory plans that provide benefits on retirement or termination” in the “Compensation Discussion and Analysis” section for a description of the vesting of the accounts upon these certain events.

Trusts Securing the Rights of the Officers, Directors, Employees and Former Employees

KCS has established a series of trusts that are intended to secure the rights of the officers, directors, employees, former employees and others (each a “Beneficiary”) of it and its subsidiaries under various contracts, benefit plans, agreements, arrangements and commitments. The function of each trust is to receive contributions from KCS and, following a change in control of KCS (as defined by the trust), if KCS fail to honor certain obligations to a Beneficiary, the trust shall distribute to the Beneficiary amounts accumulated in such Beneficiary’s trust account, or in the general trust account, to discharge such obligations as they become due, to the extent of available trust assets. The trusts require that KCS be solvent as a condition to making distributions. Trusts have been established with respect to the employment continuation commitments under employment agreements, the 1991 Plan and the 2008 Plan, among other agreements and plans. New trusts were executed on March 6, 2006. The new trusts are revocable until a change in control of KCS and will terminate if no such change in control occurs prior to March 6, 2011, unless extended by the KCS Board of Directors.

Tables Summarizing Payments Upon Employment Termination

The following tables summarize the estimated payments that would be made under each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following, or in connection with any termination of employment, including by resignation, disability, or dismissal or resignation for good reason following a change in control. None of the Named Executive Officers is eligible to receive any payments from KCSM on their retirement that are not generally made to all salaried KCSM employees pursuant to Mexican law or custom. In accordance with SEC regulations, we do not report any amount to be provided under any arrangement (including the severance compensation, the Christmas bonus, vacation premium, food stipend, savings account balance, government mandated severance payments, life insurance payments and disability payments) that does not discriminate in scope, terms or operation in favor of our Named Executive Officers and which is available generally to all salaried KCSM employees. The following tables do not repeat information provided in the Summary Compensation Table or the Outstanding

Equity Awards at Year-End Table, except to the extent the amount payable would be enhanced by the termination event.

For purposes of the quantitative disclosure in the following tables, and in accordance with SEC regulations, we have assumed that the termination took place on the last business day of our most recently completed fiscal year, December 31, 2008, and that the price per share of our Common Stock was $19.05, the closing market price on that date.

	José Guillermo Zozaya Delano(a)
				Termination
			Change in	Without
Benefit	Death	Disability	Control(b)	Cause

Cash Severance	$—	$—	$—	$316,034
Equity (Intrinsic Value)
Unvested Restricted Stock	$806,444	$508,006	$806,444	$—
Unvested Performance Shares	$633,070	$394,964	$633,070	$—
Total	$1,439,514	$902,970	$1,439,514	$—
Total	$1,439,514	$902,970	$1,439,514	$316,034

	Gloria Minerva Ballesteros Valdes(a)
				Termination
			Change in	Without
Benefit	Death	Disability	Control(b)	Cause

Cash Severance	$—	$—	$—	$—
Equity (Intrinsic Value)
Unvested Restricted Stock	$394,964	$274,638	$394,964	$—
Unvested Performance Shares	$108,528	$48,196	$108,528	$—
Total	$503,492	$322,834	$503,492	$—
Total	$503,492	$322,834	$503,492	$—

	Julio Quintero Martínez(a)
				Termination
			Change in	Without
Benefit	Death	Disability	Control	Cause

Cash Severance	$—	$—	$—	$—
Equity (Intrinsic Value)
Unvested Restricted Stock	$190,500	$152,400	$190,500	$—
Unvested Performance Shares	$89,478	$57,741	$89,478	$—
Total	$279,978	$210,141	$279,978	$—
Total	$279,978	$210,141	$279,978	$—

	Cesar Alfredo Polack Belaunde(a)
				Termination
			Change in	Without
Benefit	Death	Disability	Control	Cause

Cash Severance	$—	$—	$—	$—
Equity (Intrinsic Value)
Unvested Restricted Stock	$116,205	$97,155	$116,205	$—
Unvested Performance Shares	$44,729	$28,861	$44,729	$—
Total	$160,934	$126,016	$160,934	$—
Total	$160,934	$126,016	$160,934	$—

(a)	Cash severance payments to our Named Executive Officers are paid in Mexican pesos. All cash severance amounts were converted from Mexican pesos at a conversion rate of 13.5383 Mexican pesos per U.S. dollar, as reported by Banco de México on December 31, 2008.

(b)	The employment agreements of each of Mr. Zozaya and Ms. Ballesteros were amended in May 2009 and June 2009, respectively, to provide that each is eligible to receive certain benefits following a “change in shareholder control” of KCS or KCSM. Because the termination tables above summarize estimated payments for our Named Executive Officers following a termination of employment on December 31, 2008, the estimated payments provided to Mr. Zozaya and Ms. Ballesteros under these employment agreement amendments following a “change in shareholder control” is not included in the tables. Please see the discussion above entitled “Severance Benefits Following a Change in Shareholder Control” for further details about these amendments.

DIRECTOR COMPENSATION

All of the members of our Board of Directors, including the Chairman, are solely compensated by our parent, KCS, or by our affiliate, KCSR. Except for Larry M. Lawrence, disclosure of these individuals’ compensation from KCS or KCSR may be reviewed in KCS’ 2009 Proxy Statement filed with the SEC on March 30, 2009. No officer or director of KCS or KCSR receives any additional compensation for his service as director of KCSM. No additional information relating to our directors’ compensation is disclosed in this prospectus.

PRINCIPAL SHAREHOLDERS
Principal Shareholders

The following table sets forth information with respect to the ownership of our outstanding shares of stock as of October 9, 2009. Pursuant to our bylaws, our capital stock is divided in fixed and variable portion. The fixed portion of the capital stock with no withdrawal rights is Ps.600,000. The variable portion of the capital stock is unlimited. Our capital stock is divided into Class I Shares, representing the fixed portion of our stated capital, and Class II Shares, representing the variable portion of our capital, fully subscribed and paid for, without a par value expression.

	Shares
	Class I	Class II	Total	%

Shareholders
Nafta Rail, S.A. de C.V.	600,000	3,227,033,430	3,227,633,430	67.44%
Kara Sub, Inc.	—	1,195,368,147	1,195,368,147	24.97%
KCS Investment I, Ltd.	—	312,634,746	312,634,746	6.53%
Caymex Transportation, Inc.	—	49,873,902	49,873,902	1.04%
KCSM Holdings LLC	—	10	10	0.02%

TOTAL	600,000	4,784,910,235	4,785,510,235	100.00%

CERTAIN TRANSACTIONS

We engage in related party transactions with certain of our affiliates and related parties, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 7 to our financial statements included elsewhere in this prospectus. The following summarizes the material transactions we engaged in with our principal affiliates and related parties.

Revolving Credit Agreement

KCSM, as lender and KCSR, as borrower, entered into a Revolving Credit Agreement effective as of April 1, 2008 (the “Revolving Agreement”), pursuant to the terms of which we may make one or more loans from time to time during the term of the Revolving Agreement. The Revolving Agreement is secured by certain assets of KCSR and terminates on December 31, 2013. As of June 30, 2009 and December 31, 2008, we loaned KCSR $45.0 million and zero, respectively, under the terms of the Revolving Agreement.

Software Agreement

On December 22, 2007, we and KCSR entered into a software license agreement which granted us a non-exclusive, non-assignable and non-transferable license to access management control software and revenue control software on the KCSR computer system through a remote connection. We paid KCSR a license fee of $3.0 million for use of the software from July 2006 through December 2007. On January 1, 2008, we and KCSR entered into a software license agreement which granted us the right to access and use the software on KCSR’s computer software system. We paid KCSR $16.4 million under the terms of this agreement.

Prepayment Freight Services Agreement

On December 21, 2007, we and KCSR entered into a prepayment freight services agreement. KCSR paid us $41.3 million for railroad services to be rendered by us to KCSR from 2008 through 2009.

Loan Agreement

On December 28, 2007, we and the Panama Canal Railway Company, or PCRC, a joint venture company owned equally by KCS and Mi-Jack Products, Inc., entered into a loan agreement (the “Loan”), pursuant to which we loaned PCRC $4.2 million. The term of the Loan is eight years and bears interest at a rate per annum equal to four hundred basis points over the British Bankers Association LIBOR Rate applicable for the quarter. PCRC will pay the principal amount in thirty-two equal quarterly payments together with any and all corresponding interest, on the last day of March, June, September and December of each year, with the final payment in December 2015. The agreement may be extended at the end of the term of the Loan with the prior written agreement of the parties.

Locomotives Purchase Agreement

On December 28, 2007, we and PCRC entered into a locomotive purchase agreement, pursuant to which we sold to PCRC five SD60 locomotives for $4.2 million. PCRC made an advance payment of $4.2 million on December 28, 2007. We delivered all the locomotives to PCRC as of March 31, 2008.

Locomotive Purchase and Sale Agreement

In December 2006, we entered into a locomotive purchase and sale agreement pursuant to which we agreed to purchase 44 SD60 locomotives from KCSR. We purchased an aggregate of 39 of these SD60 locomotives from KCSR in December 2006, July 2007 and August 2007. We purchased the remaining 5 of these locomotives in October 2007. In June 2007, Arrendadora KCSM and KCSR entered into an agreement pursuant to which Arrendadora KCSM agreed to sell to KCSR 17 SD40 locomotives and 38 SD40-2 locomotives. Arrendadora KCSM sold KCSR an aggregate of 13 of the SD40 locomotives and 37 of the SD40-2 in June 2007 and September 2007. KCSR purchased the remaining units in October 2007. Additionally, in September 2007, we agreed to sell one SD70MAC locomotive to KCSR.

Management Services Agreement

On December 30, 2005, we and KCS entered into a Management Services Agreement under which KCS provides to us general guidance, oversight, consultation services, and management service in connection with our business and operations. The Management Services Agreement became effective as of April 1, 2005 and will continue in full force and effect until terminated by one party by providing written notice to the other party. In January 2008, we paid KCS $20.0 million for shared services which were provided during 2008 and we received a 3 percent discount on services provided as a result of the prepayment.

DESCRIPTION OF SIGNIFICANT INDEBTEDNESS

9 3/8% Senior Notes due 2012, or the 9 3/8% Senior Notes

We issued $460.0 million principal amount of the 9 3/8% Senior Notes in April 2005. The 9 3/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 9 3/8% and mature on May 1, 2012. The 9 3/8% Senior Notes are unsecured, unsubordinated, rank pari passu in right of payment with all our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all our future subordinated indebtedness.

The 9 3/8% Senior Notes are redeemable at our option, in whole at any time or in part from time to time, on and after May 1, 2009, subject to certain limitations, upon not less than 30 nor more than 60-days’ notice at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

Year	Redemption Price

2009	104.688%
2010	102.344%
2011 and thereafter	100.000%

Subject to certain conditions, up to 35% of the principal amount of the 9 3/8% Senior Notes is redeemable prior to May 1, 2008. In addition, the 9 3/8% Senior Notes are redeemable, in whole but not in part, at our option at 100% of their principal amount, together with any unpaid interest, in the event of certain changes in the Mexican tax law.

7 5/8% Senior Notes due 2013, or the 7 5/8% Senior Notes

We issued $175.0 million principal amount of 7 5/8% Senior Notes on November 21, 2006. The 7 5/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 7 5/8% and mature on December 1, 2013. The 7 5/8% Senior Notes are redeemable, at our option, in whole or in part or after December 1, 2010, upon not less than 30 nor more than 60-days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on December 1 of the year set forth below, plus, in each case, any unpaid interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Redemption Price

2010	103.813%
2011	101.906%
2012	100.000%

In addition, at any time prior to December 1, 2009, we may redeem up to 35% of the principal amount of the 7 5/8% Senior Notes with the net cash proceeds of one or more equity offerings by (1) KCSM, or (2) KCS, to the extent the net cash proceeds thereof are contributed to us or used to purchase our capital stock (other than disqualified stock) from us, at a redemption price equal to 107.625% of the principal amount thereof, plus unpaid interest and liquidated damages thereon, if any, to the redemption date; provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the original aggregate principal amount of the notes remains outstanding; and

(2)	any such redemption must be made within 60 days of such equity offering and must be made in accordance with certain procedures set forth in the indenture governing the 7 5/8% Senior Notes.

We used the proceeds from the 7 5/8% Senior Notes to redeem a portion of our 10 1/4% Senior Notes due 2007, or the 10 1/4% Senior Notes, pursuant to a cash tender offer and consent solicitation commenced on October 23, 2006. We accepted for purchase tenders equal to approximately $146.0 million principal amount of the 10 1/4% Senior Notes, and refinanced the remaining balance of the 10 1/4% Senior Notes on June 15, 2007, using proceeds of the 2007 Credit Agreement. No balance of the 10 1/4% Senior Notes remains outstanding.

7 3/8% Senior Notes due 2014, or the 7 3/8% Senior Notes

On May 16, 2007, we issued $165.0 million principal amount of 7 3/8% Senior Notes, due June 1, 2014. The 7 3/8% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 7 3/8% and are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations.

The 7 3/8% Senior Notes are redeemable, at our option, in whole but not in part at 100% of their principal amount, on and after June 1, 2011, upon not less than 30 nor more than 60-days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on December 1 of the year set forth below, plus, in each case, any accrued and unpaid interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Redemption Price

2011	103.688%
2012	101.844%
2013	100.000%

In addition, at any time prior to June 1, 2010, we may redeem up to 35% of the principal amount of the 7 3/8% Senior Notes with the net cash proceeds of one or more equity offerings by (1) KCSM, or (2) KCS, to the extent the net cash proceeds thereof are contributed to us or used to purchase our capital stock (other than disqualified stock) from us, at a redemption price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the redemption date; provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the original aggregate principal amount of the notes remains outstanding; and

(2)	any such redemption must be made within 60 days of such equity offering and must be made in accordance with certain procedures set forth in the indenture governing the 7 3/8% Senior Notes.

The 7 3/8% Senior Notes are redeemable at our option, in whole but not in part, at 100% of their principal amount, at any time in the event of certain changes in Mexican tax law, and in whole or in part, on or after June 1, 2011, subject to certain limitations. The 7 3/8% Senior Notes include certain covenants that restrict or prohibit certain actions.

We used the net proceeds from the issuance of the 7 3/8% Senior Notes, together with a $30.0 million bank term loan and available cash on hand, as necessary, to pay the principal applicable premium and expenses associated with the redemption of our 12 1/2% Senior Notes due 2012.

12 1/2% Senior Notes due 2016, or the 12 1/2% Senior Notes

We issued $200.0 million principal amount of 12 1/2% Senior Notes due April 1, 2016. The 12 1/2% Senior Notes are denominated in U.S. dollars, bear interest semiannually at a fixed annual rate of 12 1/2%. The 12 1/2% Senior Notes were issued at a discount to par value, resulting in an $11.0 million discount and a yield to maturity of 13 3/4%. The 12 1/2% Senior Notes are unsecured, unsubordinated obligations and rank pari passu in right of payment with our existing and future unsecured, unsubordinated obligations.

The 12 1/2% Senior Notes are redeemable at our option in whole or in part on and after April 1, 2013, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest, if any:

Year	Redemption Price

2013	106.250%
2014	103.125%
2015 and thereafter	100.000%

In addition, we may redeem up to 35% of the notes any time prior to April 1, 2012 from the proceeds of the sale of capital stock in us or KCS. The 12 1/2% Senior Notes include certain covenants that restrict or prohibit certain actions.

We used a portion of the net proceeds from the offering, to repay all amounts outstanding under the 2007 Credit Agreement. Upon repayment of the outstanding amounts, we terminated the 2007 Credit Agreement, effective March 30, 2009.

2007 Credit Agreement

On June 14, 2007, we entered into a new unsecured credit agreement, or the 2007 Credit Agreement, in an aggregate amount of up to $111.0 million, consisting of a revolving facility of up to $81.0 million, and a term loan facility of up to $30.0 million with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, and the other lenders named in the 2007 Credit Agreement. We used the proceeds from the 2007 Credit Agreement to pay (a) all amounts outstanding under our Credit Agreement dated October 24, 2005, or the 2005 Credit Agreement, and to pay all fees and expenses related to the refinancing of the 2005 Credit Agreement, (b) to pay all amounts outstanding in respect of our 10 1/4% Senior Notes due 2007, (c) to refinance a portion of our 12 1/2% Senior Notes due 2012, (d) to pay all amounts outstanding under our Bridge Loan Agreement dated April 30, 2007, and (e) for general corporate purposes. The maturity date for the revolving credit facility was December 30, 2011, and the maturity date for the term loan facility was June 29, 2012. On March 30, 2009, we prepaid all amounts outstanding under the 2007 Credit Agreement. Upon repayment of the outstanding amounts, we terminated the 2007 Credit Agreement.

DESCRIPTION OF THE EXCHANGE NOTES

We issued the outstanding notes and will issue the exchange notes under an indenture, dated as of March 30, 2009, or the Indenture, between us, as issuer, and U.S. Bank National Association, as trustee, (in such capacity, the “Trustee”) and as paying agent (in such capacity, the “Paying Agent”). Copies of the Indenture are available upon request from us. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Whenever particular capitalized defined terms of the Indenture not otherwise defined in this prospectus are referred to, such defined terms are incorporated in this prospectus by reference. For definitions of certain capitalized terms used in the following summary, see “— Certain Definitions.”

The form and terms of the exchange notes are the same in all material respects as the form and terms of the outstanding notes, except that the exchange notes will have been registered under the Securities Act and therefore will not bear legends restricting their transfer. The outstanding notes have not been registered under the Securities Act and are subject to transfer restrictions.

Basic Terms of the Exchange Notes

The exchange notes:

•	will be unsecured, unsubordinated obligations of ours, initially limited to $200,000,000 aggregate principal amount;

•	will mature on April 1, 2016;

•	will bear interest at the rate of 12 1/2% per annum from March 30, 2009, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to holders of record (the “holders”) at the close of business on the March 15 or September 15 immediately preceding the Interest Payment Date) on April 1 and October 1 of each year, commencing October 1, 2009 (see “Registered Exchange Offer; Registration Rights” for a description of the circumstances under which the interest rate on the notes may be increased until the consummation of a registered exchange offer or the effectiveness of a shelf registration statement with respect to the notes);

•	will be issued only in fully registered form, without coupons, in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof (see “— Form and Denomination”); and

•	will not bear a service charge for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Principal of, premium, if any, and interest on the exchange notes will be payable, and the exchange notes may be exchanged or transferred, at our office or our agent’s office in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at U.S. Bank Trust National Association, Corporate Trust Services, 100 Wall Street, Suite 1600, New York, New York 10005); provided that, at our option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the exchange notes register.

Subject to the limitations set forth under “— Covenants — Limitation on Indebtedness,” we may incur additional Indebtedness. At our option, this additional Indebtedness may consist of additional notes (“additional notes”) that have terms identical to the notes issued on the original issue date and the exchange notes. Holders of additional notes would have the right to vote together with holders of notes issued on the original issue date and the related exchange notes as one class.

For purposes of the Indenture, the U.S. dollar equivalent of any amounts denominated in a foreign currency (including pesos) shall be calculated using the noon dollar buying rate in New York City for wire transfers of such currency as published by the Federal Reserve Bank of New York on the date such foreign currency amount is received, Incurred or paid.

Ranking of Exchange Notes Against Other Debt

The exchange notes

•	will be unsecured, unsubordinated Indebtedness of ours;

•	will rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated Indebtedness;

•	will be senior in right of payment to all of our subordinated Indebtedness;

•	will be effectively subordinated to all of our secured Indebtedness to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities (including Trade Payables) of any of our subsidiaries.

If the concession pursuant to which we operate our rail lines were terminated or revoked by the Mexican government, special provisions would govern the treatment of profits received from the operation and exploitation of our rail lines with respect to our creditors.

As of June 30, 2009, we had total outstanding indebtedness of $1,119.7 million, consisting of (i) $989.2 million of senior unsecured indebtedness and (ii) $130.5 million of senior secured indebtedness and capital lease obligations.

Redemption

The exchange notes will be redeemable, at our option, in whole at any time or in whole or in part from time to time, on and after April 1, 2013, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on April 1 of the year set forth below, plus, in each case, accrued interest, liquidated damages, if any, and any Additional Amounts (as defined in “Additional Amounts” in this section of the prospectus) to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Percentage

2013	106.250%
2014	103.125%
2015	100.000%

In addition, at any time prior to April 1, 2012, we may redeem up to 35% of the principal amount of the exchange notes with the Net Cash Proceeds of one or more Equity Offerings by KCSM or KCS, to the extent the Net Cash Proceeds thereof are contributed to KCSM or used to purchase Capital Stock (other than Disqualified Stock) of KCSM from KCSM, at a redemption price equal to 112.500% of the principal amount thereof, plus accrued interest, liquidated damages, if any, and any Additional Amounts to the redemption date; provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the original aggregate principal amount of the exchange notes remains outstanding; and

(2)	any such redemption must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Upon completion of the registered exchange offer as described under “Registered Exchange Offer; Registration Rights” in this section of the prospectus we may also redeem any exchange notes which were not exchanged in the registered exchange offer in an amount up to 2% of the original aggregate principal amount of the outstanding notes issued at a redemption price of 100% of their principal amount plus accrued interest, liquidated damages, if any, and any Additional Amounts to the redemption date.

Optional Redemption Upon Change in Mexican Withholding Tax Rate.  The exchange notes will be subject to redemption, in whole but not in part, at our option at any time at 100.0% of their principal amount, together with accrued interest, liquidated damages, if any, and any Additional Amounts owing thereon, if any, to the redemption date, in the event we become or would become obligated to pay, on the next date on which any amount would be payable with respect to the exchange notes, any Additional Amounts in excess of those attributable to a withholding tax rate of 4.9% as a result of a change in or amendment to the laws (including any regulations or general rules promulgated thereunder) of Mexico (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application, administration or interpretation of such laws, regulations or general rules, including a holding of a court of competent jurisdiction, which change or amendment is announced or becomes effective on or after the date of this prospectus. We shall not, however, have the right to redeem the exchange notes from a holder pursuant to this paragraph except to the extent that we are obligated to pay additional amounts to such holder that are greater than the additional amounts that would be payable based on a Mexican withholding tax rate of 4.9%. See “Additional Amounts” in this section of the prospectus.

Selection and Notice.  In the case of any partial redemption, selection of the exchange notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed or, if the exchange notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no exchange note of $100,000 in principal amount at maturity or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such exchange note shall state the portion of the principal amount at maturity thereof to be redeemed. An exchange note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on the exchange notes to be redeemed if we have deposited with the applicable paying agent funds in satisfaction of the redemption price.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definitions of all terms as well as any other capitalized terms used herein for which no definition is provided.

For purposes of the following definitions, the covenants described under “Covenants” in this section of the prospectus and the Indenture generally, all calculations and determinations shall be made in accordance with U.S. GAAP as in effect on the Closing Date. Where calculations or amounts are determined with reference to reports filed with the SEC or the Trustee, the information contained in such reports shall (solely for the purposes of the Indenture) be adjusted to the extent necessary to conform to U.S. GAAP as in effect on the Closing Date.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by us or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

“Adjusted Consolidated Net Income” means, for any period, our and our Restricted Subsidiaries aggregate net income (or loss) for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income or loss of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than us or any of our Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to us or our Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant described below (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with us or any of our Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by us or any of our Restricted Subsidiaries (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; and (v) all extraordinary gains and extraordinary losses.

“Adjusted Consolidated Net Tangible Assets” means the total amount of our assets and those of our Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets following the Closing Date (but including write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all of our current liabilities and those of our Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of KCSM and that of our Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (i) an investment by us or any of our Restricted Subsidiaries in any other Person pursuant to which such Person shall become our Restricted Subsidiary or shall be merged into or consolidated with us or any of our Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of KCSM and those of our Restricted Subsidiaries on the date of such investment or (ii) an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any Person other than any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of KCSM and those of our Restricted Subsidiaries on the date of such acquisition.

“Asset Disposition” means the sale or other disposition by us or any of our Restricted Subsidiaries (other than to us or a Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any of our Restricted Subsidiaries or (ii) all or substantially all of the assets that constitute a division or line of business of KCSM or of that of any of our Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale leaseback transaction) in one transaction or a series of related transactions by us or any of our Restricted Subsidiaries to any Person other than us or any of our Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of KCSM or any of our Restricted Subsidiaries or (iii) any other property and assets of KCSM or any of our Restricted Subsidiaries (other than the Capital Stock, property or assets of an Unrestricted Subsidiary) outside our or such Restricted Subsidiaries’ ordinary course of business and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of our assets; provided that “Asset Sale” shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets for consideration at least equal to the Fair Market Value of the assets sold or disposed of, provided that the consideration received would satisfy clause (2)(A)(ii) of the “Limitation on Asset Sales” covenant, (c) swaps of locomotives or rolling stock with any Affiliate in cases where the Fair Market Value of the locomotives or rolling stock received is at least equal to the Fair Market Value of the locomotives or rolling stock transferred, (d) any sale, transfer or other disposition of property to a Person who leases such property back to us or any of our Restricted Subsidiaries within 180 days following the date of the acquisition of such property by us or any of our Restricted Subsidiaries, or (e) sales or other dispositions of property or assets, in a single transaction or in a related series of transactions, having a fair market value of less than $2.0 million.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) on the total obligations of the lessee for rental payment during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

“Change of Control” means such time as (i) KCS ceases to be the ultimate “beneficial owner” (defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing more than 50.0% of the total voting power of the total Voting Stock of KCSM; or (ii) individuals who on the Closing Date constitute the Board of Directors of KCSM (together with any new directors whose election by the Board of Directors or by KCSM’s stockholders was approved by a vote of at least two-thirds of the members of such Board of Directors then in office who either were members of such Board of Directors on the Closing Date or whose election or nomination for election was previously so approved or who were appointed by KCS) cease for any reason to constitute a majority of the members of such Board of Directors then in office.

“Closing Date” means the date on which the notes were originally issued under the Indenture.

“Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or nonvoting) of such Person’s equity, other than Disqualified Stock of such Person, whether now outstanding or issued after the Closing Date, including all Common Stock (other than Disqualified Stock). For purposes of this definition, “Common Stock” shall include all shares, interests, participations and equivalents corresponding to common stock (other than Disqualified Stock) under the laws of the jurisdiction in which such Person is organized.

“Concession Title” means our right for a period of 30 years to be the exclusive provider (subject to certain trackage rights) of freight transportation services over the Northeast Rail Lines and for an additional 20 years to be a non-exclusive provider of such services granted by the Mexican government pursuant to the Concession Title, subject in all cases to the terms and conditions of the Concession Title, as in effect on June 23, 1997.

“Consolidated EBITDA” means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) consolidated interest expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income and asset taxes to the extent such amounts were deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or Asset Sales), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net

Income, (vi) non-cash expenses related to statutory employee profit-sharing, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vii) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made, all as determined on a consolidated basis for us and our Restricted Subsidiaries in conformity with GAAP); provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by us or any of our Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs (net of benefits) associated with Interest Rate Agreements; and interest paid (by any Person) with respect to Indebtedness that is Guaranteed or secured by us or any of our Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by us and our Restricted Subsidiaries during such period; excluding, however, (i) (a) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (b) any amount of such interest of any Restricted Subsidiary that is not a Wholly Owned. Restricted Subsidiary, if the Adjusted Consolidated Net Income of such Restricted Subsidiary is excluded in the calculation of Consolidated EBITDA pursuant to the definition thereof (but only in the same proportion as the Adjusted Consolidated Net Income of such Restricted Subsidiary is excluded from the calculation of Consolidated EBITDA pursuant to the definition thereof) and (ii) any premiums, fees and expenses (and any amortization or write-off thereof) payable in connection with the offer of the Existing Securities and the notes, the exchange offer or the shelf registration statement with respect to the Existing Securities and the notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

“Credit Facilities” means, one or more debt facilities, commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuance of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the notes; (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes; or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an Asset Sale or Change of Control occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the Asset Sale or Change of Control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to our repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below.

“Equity Offering” means any public or private offer and sale of Capital Stock (other than Disqualified Stock).

“Existing Indentures” means (i) the Indenture, dated as of April 19, 2005, between KCSM, as Issuer, and the Bank of Nova Scotia, as Trustee and as Paying Agent, (ii) the Indenture, dated as of November 21, 2006, among KCSM, as Issuer, and U.S. Bank National Association, as Trustee; and (iii) the Indenture, dated as of May 16, 2007, among KCSM, as Issuer, and U.S. Bank National Association, as Trustee.

“Existing Securities” means our outstanding 9 3/8% Senior Notes due 2012, 7 5/8% Senior Notes due 2013 and 7 3/8% Senior Notes due 2014.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Four Quarter Period” means, with respect to any specified Transaction Date, the then most recent four fiscal quarters immediately prior to the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant.

“GAAP” means U.S. generally accepted accounting principles as in effect as of the Closing Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	the opinions and pronouncements of the Public Company Accounting Oversight Board;

(3)	statements and pronouncements of the Financial Accounting Standards Board;

(4)	such other statements by such other entities as approved by a significant segment of the accounting profession; and

(5)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Government Securities” means direct obligations of, obligations fully and unconditionally guaranteed by, or participation in pools consisting solely of (or repurchase transactions relating to) obligations of or obligations fully and unconditionally guaranteed by the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing (whether pursuant to a guaranty, a fianza, an aval or otherwise) any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership agreements or by agreements to keep-well), to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business or obligations arising, in the ordinary course of business, from contracting for interline railroad services. The term “Guarantee” used as a verb has corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Lease Obligations (but not operating leases), (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall be deemed not to be “Indebtedness” and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes of any jurisdiction.

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the Four Quarter Period to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the Reference Period (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of our senior management, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; (B) Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis as contemplated by the foregoing clause (A) and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a

Restricted Subsidiary or has been merged with or into us or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that, to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on our balance sheet or that of our Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the Fair Market Value of the Capital Stock (or any other Investment), held by us or any of our Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (3) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant; provided that the value of any Investment outstanding at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to us and our Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made). For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described below, (i) “Investment” shall include the Fair Market Value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the Fair Market Value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, as more particularly set forth in the definition of “Rating Agency.”

“KCS” means Kansas City Southern, a Delaware corporation, and its successors and assigns.

“KCSM” means Kansas City Southern de México, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and its successors and assigns.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Mexico” means the Estados Unidos Mexicanos (the United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or other entity (including a trust), owned or controlled directly or indirectly by the Estados Unidos Mexicanos or any of the foregoing or created by law as a public entity.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of KCSM and our Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by us or any of our Restricted Subsidiaries as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, including, without limitation, a Public Equity Offering, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any of our Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agent’s fees, discounts or commissions and brokerage, consultant and other fees Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Northeast Rail Lines” means that portion of the Mexican railroad system that is the subject of the Concession Title.

“Offer to Purchase” means an offer to purchase notes by us from the holders commenced by mailing a notice to the Trustee and each holder that, unless otherwise required by applicable law, shall state: (i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”); (iii) that any note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless we default in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount at maturity of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and (vii) that holders whose notes are being purchased only in part will be issued notes equal in principal amount at maturity to the unpurchased portion thereof surrendered; provided that each note purchased and each note issued shall be in a minimum principal amount of $100,000 or integral multiples of $1,000 in excess thereof. On the Payment Date, we shall (i) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by us. The Paying Agent shall promptly mail to the holders of the notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a note equal in principal amount at maturity to any unpurchased portion of the note surrendered. We will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. We will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that we are required to repurchase the notes pursuant to an Offer to Purchase.

“Permitted Investment” means (i) an Investment in us or one of our Restricted Subsidiaries or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all of its assets to us or one of our Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of KCSM and our Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in satisfaction of judgments; and (v) Investments, in any Person, having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (v) that are at the time outstanding, of up to $50.0 million.

“Permitted Liens” means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (iv) Liens Incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature Incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of the business of KCSM or any of our Restricted Subsidiaries, (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness” covenant described below, to finance the cost (including the cost of improvement, lease or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation or the lease of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100.0% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) licenses, leases or subleases granted to others that do not materially interfere with the ordinary course of the business of KCSM and our Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by one of the customers of KCSM or our Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor or licensor in the property subject to any Capitalized Lease Obligation, Sale/Leaseback Transaction, operating lease or license agreement; (x) Liens arising from filing Uniform Commercial Code or similar financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of us or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against us or any of our Restricted Subsidiaries that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed solely to protect us or any of our Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Restricted Subsidiaries in the ordinary course of business; (xviii) Liens on or sales of receivables; (xix) Liens on any assets acquired by us or any Restricted Subsidiary after the Closing Date, which Liens were in existence prior to the acquisition of such assets (to the extent that such Liens were not created in contemplation of or in connection with such acquisition), provided that such Liens are limited to the assets so acquired and the proceeds thereof; (xx) Liens existing or arising under the Concession Title; and (xxi) Liens Incurred in accordance with the Indenture in favor of the Trustee under the Indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

“Public Equity Offering” means an underwritten primary public offering of our Common Stock pursuant to Mexican law or pursuant to an effective registration statement under the Securities Act.

“Rating Agency” means S&P and Moody’s or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by KCSM (as certified by the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.

“Reference Period” means, with respect to any specified Transaction Date, the period beginning on the first day of the Four Quarter Period and ending on such Transaction Date.

“Released Indebtedness” means, with respect to any Asset Sale, Indebtedness (i) which is owed by us or any Restricted Subsidiary (the “Obligors”) prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written unconditional releases from each creditor no later than the closing date of such Asset Sale.

“Restricted Subsidiary” means any Subsidiary of ours other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group and its successors.

“Sale/Leaseback Transaction” means an arrangement entered into after the Closing Date relating to property now owned or hereafter acquired by KCSM or any Restricted Subsidiary whereby KCSM or such Restricted Subsidiary transfers such property to a Person and leases it back from such Person; provided, however, that any such arrangement that is concluded within 180 days following the date of the acquisition of such property being transferred shall not be considered a Sale/Leaseback Transaction.

“Secured Debt Cap” means, on any Transaction Date, an amount equal to the aggregate amount of the Consolidated EBITDA of KCSM for the Four Quarter Period times 0.5. In making the foregoing calculation, (A) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period, and (B) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into us or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that, to the extent that clause (A) or (B) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Significant Subsidiary” means, at any date of determination, any of our Restricted Subsidiaries that, together with its Subsidiaries, (i) for our most recent fiscal year, accounted for more than 10.0% of the consolidated revenues of KCSM and our Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10.0% of our consolidated assets and those of our Restricted Subsidiaries, all as set forth on our most recently available consolidated financial statements for such fiscal year.

“Stated Maturity” means (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50.0% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Temporary Cash Investment” means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof; (ii) time deposit accounts, certificates of deposit and money market deposits denominated and payable in U.S. dollars maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by S&P or Moody’s or any money-market fund denominated and payable in U.S. dollars sponsored by a registered broker dealer or mutual fund distributor; (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above; (iv) commercial paper denominated and payable in U.S. dollars, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of ours) organized and in existence under the laws of the United States of America or any state thereof with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; (vi) Certificados de la Tesorería de la Federación (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 180 days after the acquisition thereof; (vii) Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (vi) above; (viii) demand deposit accounts with U.S. banks (or Mexican banks specified in clause (ix) of this definition) maintained in the ordinary course of business; and (ix) certificates of deposit, bank promissory notes and bankers’ acceptances denominated in pesos, maturing not more than 180 days after the acquisition thereof and issued or guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Instituto para la Protección del Ahorro Bancario or any successor thereto.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by us or any of our Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means (i) any Subsidiary of ours that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Our Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of ours) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of any Restricted Subsidiary, or owns or holds any Lien on any of our property or that of any Restricted Subsidiary; provided that (A) any Guarantee by us or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by us or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with such Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person, excluding, however, any class or kind of Capital Stock which has limited or restricted voting rights (i.e., having the power to vote for the election of a minority of the directors, managers or other voting members of the governing body of each class) under the By-laws of such Person or under Mexican law.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Covenants

Covenant Termination

From and after any time that:

(a)	the notes have an Investment Grade Rating from both the Rating Agencies, and

(b)	no Default or Event of Default has occurred and is continuing under the Indenture.

We and our Restricted Subsidiaries will not be subject to the provisions of the Indenture described below in this section of the prospectus:

•	“Limitation on Indebtedness,”

•	“Limitation on Restricted Payments,”

•	“Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries,”

•	“Limitation on Issuances of Guarantees by Restricted Subsidiaries,”

•	“Limitation on Transactions with Stockholders and Affiliates,”

•	“Limitation on Asset Sales,” and

•	“Limitation on Sale/Leaseback Transactions.”

Limitation on Indebtedness

We will not, and will not permit any of our Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and Indebtedness existing on the Closing Date); provided that we may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.0:1.

Notwithstanding the foregoing, we and any of our Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

(a) (1)	Indebtedness owed:

(A)	to us evidenced by an unsubordinated promissory note; or

(B)	to any of our Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to us or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause;

(2)	Indebtedness issued in exchange for, or the net proceeds of which are or will be used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (1), (3) or (8) of this paragraph), and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest (including amounts paid in respect of Mexican withholding tax thereon), fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the notes shall only be permitted under this clause if:

(A)	in case the notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes;

(B)	in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes, at least to the extent that the Indebtedness to be refinanced is subordinated to the notes; and

(C)	such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may our Indebtedness be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (2);

(3)	Indebtedness:

(A)	in respect of performance, surety or appeal bonds provided in the ordinary course of business;

(B)	under Currency Agreements and Interest Rate Agreements; provided, that such agreements (i) are designed solely to protect us or our Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

(C)	arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations or those of any of our Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of ours (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of ours for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with such disposition;

(4)	Indebtedness of KCSM, to the extent the net proceeds thereof are promptly used to purchase notes tendered in an Offer to Purchase made as a result of a Change of Control;

(5)	Indebtedness of KCSM, to the extent the net proceeds thereof are promptly deposited to defease the notes as described below under “Defeasance” in this section of the prospectus;

(6)	Guarantees of Indebtedness of KCSM by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant described below;

(7)	Indebtedness of KCSM Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property or assets used in KCSM’s business (including Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations) in an aggregate amount not to exceed at any one time outstanding the greater of $150 million or 15.0% of our Adjusted Consolidated Net Tangible Assets; and Attributable Debt of KCSM or a Restricted Subsidiary in respect of Sale/Leaseback Transactions in an aggregate principal amount not to exceed $150 million; and

(8)	Indebtedness of KCSM not to exceed $300 million at any one time outstanding, $150 million of which must be Incurred under Credit Facilities or accounts receivable securitizations.

(b)	Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that we or a Restricted Subsidiary may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or interest rates.

(c)	For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant:

(1)	Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and

(2)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant described below shall not be treated as Indebtedness.

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses or is entitled to be Incurred pursuant to the first paragraph of this covenant, we, in our sole discretion, will be permitted to classify such item of Indebtedness at the time of its incurrence (or later reclassify) in any manner that complies with this covenant.

Limitation on Restricted Payments

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on or with respect to our Capital Stock or that of such Restricted Subsidiary (other than (x) dividends or distributions payable solely in shares of our Capital Stock or that of such Restricted Subsidiary (other than Disqualified Stock)

or in options, warrants or other rights to acquire shares of such Capital Stock, and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders, provided that such dividends do not in the aggregate exceed the minority stockholders’ pro rata share of such Restricted Subsidiaries’ net income from the first day of the fiscal quarter beginning immediately following the Closing Date) held by Persons other than us or any of our Restricted Subsidiaries;

(2)	purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) KCSM or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of ours (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5.0% or more of our Capital Stock;

(3)	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of ours that is subordinated in right of payment to the notes; or

(4)	make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing;

(B)	we could not Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; or

(C)	the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by our Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made on or after January 1, 2005 shall exceed the sum of:

(i)	50.0% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100.0% of the amount of such loss) (determined by excluding income resulting from transfers of assets by us or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on January 1, 2005 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant, plus

(ii)	the aggregate Net Cash Proceeds received by us on or after January 1, 2005 from a capital contribution or the issuance and sale permitted by the Indenture of our Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of ours, including an issuance or sale permitted by the Indenture of Indebtedness for cash subsequent to the Closing Date upon the conversion of such Indebtedness into our Capital Stock (other than Disqualified Stock), or from the issuance to a Person who is not a Subsidiary of ours of any options, warrants or other rights to acquire our Capital Stock (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), plus

(iii)	an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person on or after January 1, 2005 resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”), not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provision shall not be violated by reason of:

(a)	the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(b)	the redemption, repurchase, retirement, defeasance or other acquisition for value of our Indebtedness that is subordinated in right of payment to the notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (a)(2) of the second paragraph of the “Limitation on Indebtedness” covenant;

(c)	the repurchase, redemption or other acquisition of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent capital contribution or offering of, shares of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) (other than Disqualified Stock);

(d)	the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of our Indebtedness which is subordinated in right of payment to the notes, in exchange for, or out of the proceeds of, a substantially concurrent capital contribution or offering of, shares of our Capital Stock (other than Disqualified Stock) (or options, warrants or other rights to acquire such Capital Stock);

(e)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets;

(f)	the declaration or payment of dividends on our Common Stock following a Public Equity Offering of such Common Stock, of up to 6.0% per annum of the Net Cash Proceeds received by us in such Public Equity Offering;

(g)	Investments acquired as a capital contribution or in exchange for our Capital Stock (other than Disqualified Stock);

(h)	the reorganization of our capital stock into equity quotes or equity interests in the event of our conversion (transformacion) into a sociedad de responsibilidad limitada or other form of internal corporate transformation or reorganization; and

(i)	the making of other Restricted Payments in an aggregate amount, taken together with all other Restricted Payments made pursuant to this clause (i), of up to $75.0 million;

provided that, except in cases of clauses (a) and (c), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth herein.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (b) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (c) or (d) thereof, an Investment referred to in clause (g) thereof, and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (c) and (d) thereof), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of notes or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

We will not permit any Restricted Subsidiary to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by us or any other Restricted Subsidiary;

•	pay any Indebtedness owed to us or any other Restricted Subsidiary;

•	make loans or advances to us or any other Restricted Subsidiary; or

•	transfer any of its property or assets to us or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)	existing on the Closing Date;

(2)	existing under or by reason of applicable law;

(3)	existing with respect to any Person or the property or assets of such Person acquired by us or any Restricted Subsidiary, existing at the time of such acquisition and not Incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

(4)	in the case of transfers of any property or assets of a Restricted Subsidiary to us or any other Restricted Subsidiary:

(a)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(b)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any of our property or assets or the property or assets of any Restricted Subsidiary not otherwise prohibited by the Indenture; or

(c)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or to any Restricted Subsidiary;

(5)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6)	for the benefit of any holder of a Lien permitted under the “Limitation on Liens” covenant.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent us or any Restricted Subsidiary from (1) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of our property or assets or those of any of our Restricted Subsidiaries that secure Indebtedness of ours or any of our Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1)	to us or a Wholly Owned Restricted Subsidiary;

(2)	issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3)	if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4)	issuances of Common Stock that has no preference with respect to dividends or upon liquidation, the Net Cash Proceeds of which are promptly applied as provided in paragraph (2) of the “Limitation on Asset Sales” covenant.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

We will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of ours which is pari passu with or subordinate in right of payment to the notes (“Guaranteed Indebtedness”), unless:

•	such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for Guarantees (a “Subsidiary Guarantee”) of payment of the notes by such Restricted Subsidiary; and

•	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the notes have been paid in full, in U.S. dollars;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary (x) that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) of Indebtedness in an aggregate principal amount not to exceed the greater of (a) $150 million and (b) an amount equal to the Secured Debt Cap on the date on which such Guarantee is to be Incurred.

If the Guaranteed Indebtedness is (A) pari passu with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantees at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

•	any sale, exchange or transfer, to any person not an Affiliate of ours, of all of our and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture); or

•	the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Stockholders and Affiliates

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5.0% or more of any class of our Capital Stock or with any Affiliate of ours or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to us or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1)	transactions:

(A)	approved by a majority of the disinterested members of the Board of Directors;

(B)	for which we or a Restricted Subsidiary delivers to the Trustee a written opinion of a United States nationally recognized investment banking firm (or their Mexican affiliate) stating that the transaction is fair to us or such Restricted Subsidiary from a financial point of view; or

(C)	involving consideration of $5.0 million or less;

(2)	the payment of reasonable and customary regular fees to the directors and officers of KCSM;

(3)	any payments or other transactions pursuant to any tax-sharing agreement between us and any of our Subsidiaries with which we file a consolidated tax return or with which we are part of a consolidated group for tax purposes;

(4)	contributions in cash to our common equity capital by KCS or one of its Subsidiaries;

(5)	any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant;

(6)	any transaction between us or any of our Subsidiaries on the one hand and KCS or any of its Affiliates on the other hand, relating to the provision of transportation or transportation-related services approved in the manner provided in clause (1)(A) above; and

(7)	swaps of locomotives or rolling stock not constituting Asset Sales by virtue of clause (c) of the definition thereof.

Notwithstanding the foregoing, any transaction covered by the first paragraph of this “Limitation on Transactions with Stockholders and Affiliates” covenant and not covered by clauses (2) through (7) of this paragraph:

(i)	the aggregate amount of which exceeds $15.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above; and

(ii)	the aggregate amount of which exceeds $30.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above; provided that such approval or determination of fairness shall not be required with respect to any equipment lease with an Affiliate, provided that an Officer’s Certificate is furnished to the Trustee certifying that the terms of the equipment lease are no less favorable to us than the terms offered by an unrelated party.

Limitations on Liens

We will not, and will not permit any Restricted Subsidiary to, create, Incur, assume or suffer to exist any Lien on any of our or any Restricted Subsidiary’s assets or properties of any character, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1)	Liens existing on the Closing Date;

(2)	Liens securing Indebtedness in an aggregate principal amount not to exceed the greater of (x) $150 million and (y) an amount equal to the Secured Debt Cap on the date on which such Lien is to be Incurred;

(3)	Liens granted after the Closing Date on any of the assets or Capital Stock of KCSM or our Restricted Subsidiaries created in favor of the holders;

(4)	Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to us or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to us or such other Restricted Subsidiary;

(5)	Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (a)(2) of the second paragraph of the “Limitation on Indebtedness” covenant; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(6)	Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the “Limitation on Indebtedness” covenant; or

(7)	Permitted Liens.

Limitation on Sale/Leaseback Transactions

We will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property, except that KCSM or any Restricted Subsidiary may enter into a Sale/Leaseback Transaction if:

•	it would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to item (a)(7) under the “Limitation on Indebtedness” covenant;

•	the net proceeds received by KCSM or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of such property; and

•	the transfer of such property is permitted by, and KCSM or any Restricted Subsidiary applies the proceeds of such transaction in compliance with, the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

We will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(1)	the consideration received by us or such Restricted Subsidiary is at least equal to the Fair Market Value of the assets sold or disposed of; and

(2)	at least 75.0% of the consideration received (excluding any amount of Released Indebtedness) consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by us or any of our Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10.0% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of ours and our subsidiaries has been filed or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant), then we shall or shall cause a Restricted Subsidiary to:

(A)	within 12 months after the date Net Cash Proceeds so received exceeds 10.0% of Adjusted Consolidated Net Tangible Assets:

(i)	apply an amount equal to such excess Net Cash Proceeds to permanently repay our unsubordinated Indebtedness, or Indebtedness of any of our Restricted Subsidiaries, in each case owing to a Person other than us, or any of our Restricted Subsidiaries; or

(ii)	invest an equal amount, or the amount not so applied pursuant to clause (i) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, ours and our Restricted Subsidiaries existing on the date of such investment;

(B)	apply (no later than the end of the 12-month period referred to in clause (A)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (A)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (A) above and not applied as so required by the end of such period shall constitute “Excess Proceeds;” and

(C)	to the extent of the balance of any Net Cash Proceeds after application thereof in accordance with clauses (A) and (B) above, to use such Net Cash Proceeds for any general corporate purposes permitted by the terms of the Indenture.

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $25.0 million, we must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders (and if required by the terms of any Indebtedness that is pari passu with the notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100.0% of the principal amount of the notes (and Pari Passu Indebtedness), plus, in each case, accrued interest (if any) to the date of purchase.

Repurchase of Notes upon a Change of Control

We must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all the notes then outstanding, at a purchase price equal to 101.0% of the principal amount thereof, plus accrued interest (if any) to the date of purchase.

There can be no assurance that we will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the notes) required by the foregoing covenant (as well as may be contained in other of our securities which might be outstanding at the time). The above covenant requiring us to repurchase the notes will, unless consents are obtained, require us to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

Commission Reports and Reports to Holders

At all times from and after the Closing Date, whether or not we are then required to file reports with the SEC, for so long as any notes are outstanding, we shall file with the SEC all such reports and other information when and as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if we were subject thereto, unless the SEC does not permit such filings, in which case we shall provide such reports and other information to the Trustee (within the same time periods that would be applicable if we were required and permitted to file reports with the SEC) and instruct the Trustee to mail such reports and other information to holders at their addresses set forth on the notes Register. We shall supply the Trustee and each holder or shall supply to the Trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information. Notwithstanding the foregoing, as long as KCSM is subject to informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC, the Trustee and each holder shall be deemed to have been supplied the foregoing reports and forms at the time such Trustee or holder may electronically access such reports and forms by means of the SEC’s homepage on the internet or at KCS’s homepage on the internet.

Events of Default

The following events will be defined as “Events of Default” in the Indenture:

(1)	default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

(3)	default in the performance of or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our assets or the failure to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenant;

(4)	we default in the performance of or breach any other covenant or agreement of ours in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above), and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the holders of 25.0% or more in aggregate principal amount at maturity of the notes;

(5)	there occurs with respect to any issue or issues of our Indebtedness or that of any of our Significant Subsidiaries having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

(A)	an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, and/or

(B)	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6)	any final judgment or order (not covered by insurance) for the payment of money in excess of $25.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against us or any of our Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)	a court having jurisdiction in the premises enters a decree or order for:

(A)	relief in respect of us or any of our Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

(B)	appointment of a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of us or any of our Significant Subsidiaries or for all or substantially all of our property and assets or any those of our Significant Subsidiaries; or

(C)	the winding-up or liquidation of our affairs or the affairs of any of our Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(8)	we or any of our Significant Subsidiaries:

(A)	commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

(B)	consent to the appointment of or taking possession by a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of ours or any of our Significant Subsidiaries or for all or substantially all of our property and assets or those of any of our Significant Subsidiaries, or

(C)	effect any general assignment for the benefit of creditors;

(9)	(A) the Concession Title shall cease to grant to us the rights (including exclusive rights) currently provided therein and such cessation has had a material adverse effect on us and our Restricted Subsidiaries taken as a whole,

(B)	(x) the Concession Title shall for any reason be terminated and not reinstated within 30 days or (y) rights provided therein which were originally exclusive to us shall become nonexclusive and the cessation of such exclusivity has had a material adverse effect on us and our Restricted Subsidiaries, taken as a whole, or

(C)	the operations of the Northeast Rail Lines shall be commandeered or repossessed (a requisa) for a period of 90 days or more.

If an Event of Default (other than an Event of Default specified in clause (7), (8) or (9) (B) (x) above that occurs with respect to us) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25.0% in aggregate principal amount at maturity of the notes then outstanding, by written notice to us (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by us or our Significant Subsidiary or waived by the holders of the Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7), (8) or (9) (B) (x) above occurs with respect to us, the principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of Trustee or any holder. The holders of a majority in principal amount at maturity of the outstanding notes by written notice to us and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “Modification and Waiver”.

The holders of a majority in aggregate principal amount at maturity of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

•	the holder gives the Trustee written notice of a continuing Event of Default;

•	the holders of at least 25.0% in aggregate principal amount at maturity of outstanding notes make a written request to the Trustee to pursue the remedy;

•	such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

•	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

•	during such 60-day period, the holders of a majority in aggregate principal amount at maturity of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of notes to receive payment of the principal of, premium, if any, or interest on, the notes or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture will require certain of our officers to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of our activities and those of our Restricted Subsidiaries and of our and our Restricted Subsidiaries’ performance under the Indenture and that we have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. We will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into us unless:

(1)	we shall be the continuing Person, or the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and our assets shall be a corporation organized and validly existing under the laws of Mexico (including, without limitation, a sociedad de responsabilidad limitada), the United States of America or any jurisdiction of either such country and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of our obligations on all of the notes and under the Indenture;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction on a pro forma basis we, or any Person becoming the successor obligor of the notes could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant, provided that this clause (3) shall not apply to a consolidation or merger of us with or into a Wholly Owned Restricted Subsidiary with a positive net worth, provided that, in connection with any such consolidation or merger, no consideration (other than Common Stock in the surviving Person or us) shall be issued or distributed to our stockholders; and

(4)	we deliver to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clause (3) above does not apply if, in the good faith determination of our Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change our jurisdiction of incorporation or to incorporate us under the laws of a state of the United States; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

Defeasance and Discharge

The Indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1)	we have deposited with the Trustee, in trust, money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes;

(2)	we have delivered to the Trustee:

(A)	either (x) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of our option under this “Defeasance” provision and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable U.S. federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel,

(B)	either (x) an Opinion of Counsel to the effect that, based upon Mexican law then in effect, holders will not recognize income, gain or loss for Mexican federal tax (including withholding tax) purposes as a result of the exercise of our option under this “Defeasance” provision and will be subject to Mexican federal tax (including withholding tax) on the same amount and in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred, or (y) a ruling directed to the Trustee received from the Mexican tax authorities to the same effect as the aforementioned Opinion of Counsel, and

(C)	an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3)	immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound; and

(4)	if at such time the notes are listed on a national securities exchange, we have delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default

The Indenture further provides that its provisions will no longer be in effect with respect to clause (3) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (3) under “Events of Default” with respect to such clause (3) under “Consolidation, Merger and Sale of

Assets,” clause (4) with respect to such other covenants and clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (C)(3) and (4) of the preceding paragraph and the delivery by us to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for U.S. federal income tax or Mexican federal tax (including withholding tax) purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax and Mexican federal tax (including withholding tax) on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default

In the event we exercise our option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes, as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or Government Securities on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.

Satisfaction and Discharge

The Indenture will cease to be of further effect (except as to certain matters as expressly provided for in the Indenture) as to all notes when:

(1)	either (A) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation and we have paid all sums payable by us thereunder or (B) all such notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or will be called for redemption within one year and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of premium, if any, and interest to the date of deposit (in the case of notes which have become due and payable) or to the date such notes will become due and payable or to the date of redemption, as the case may be (in the case of notes which will become due and payable at their Stated Maturity within one year or which will be called for redemption within one year);

(2)	we have paid all other sums payable under the Indenture; and

(3)	we have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating (and such statements shall be true) that (A) all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and (B) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument (which, in the case of the Opinion of Counsel, would be any other material agreement or instrument known to such counsel after due inquiry) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the outstanding notes issued pursuant to the Indenture that is the subject of the proposed modification or amendment; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

•	change the Stated Maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal amount of, or premium, if any, or interest on, any note;

•	change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

•	reduce the above-stated percentage of outstanding notes, the consent of whose holders is necessary to modify or amend the Indenture;

•	waive a default in the payment of principal of, premium, if any, or interest on, the notes;

•	reduce the percentage or aggregate principal amount at maturity of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify the Additional Amounts provisions in a manner adverse to the holders.

Additional Amounts

Any and all payments made by us to the holders, under or with respect to the notes will be treated for Mexican tax purposes as additional interest and will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including any interest or penalties with respect thereto) imposed or levied by or on behalf of Mexico or any political subdivision thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Mexican Withholding Taxes”), unless the withholding or deduction of such Mexican Withholding Taxes is required by law or the administration thereof. In the event any Mexican Withholding Taxes are required to be so withheld or deducted, we will (i) pay such additional amounts (“Additional Amounts”) as will result in receipt by the holders of such amounts as would have been received by them had no such withholding or deduction been required, (ii) deduct or withhold such Mexican Withholding Taxes and (iii) remit the full amount so deducted or withheld to the relevant taxing or other authority. Notwithstanding the foregoing, no such Additional Amounts shall be payable for or on account of:

(a)	any Mexican Withholding Taxes which would not have been imposed or levied on a holder but for the existence of any present or former connection between the holder or beneficial owner of the notes and Mexico or any political subdivision or territory or possession thereof or area subject to its jurisdiction (including, without limitation, such holder or beneficial owner (i) being or having been a citizen or resident thereof, (ii) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (iii) being or having been present or engaged in trade or business therein) except for a connection solely arising from the mere ownership of, or receipt of payment under, such note or the exercise or enforcement of rights under such note or the Indenture;

(b)	except as otherwise provided, any estate, inheritance, gift, sales, transfer, or personal property or similar tax, assessment or other governmental charge;

(c)	any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of such note to comply with any certification, identification, information, documentation, declaration or other reporting requirement which is required or imposed by a statute, treaty, regulation, general rule or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Mexican Withholding Taxes; provided that at least 60 days prior to (i) the first payment date with respect to which we shall apply this clause (c) and, (ii) in the event of a change in such certification, identification, information, documentation, declaration or other reporting requirement, the first payment date subsequent to such change, we shall have notified the Trustee, in writing, that the holders or beneficial owners of the notes will be required to provide such certification, identification, information or documentation, declaration or other reporting;

(d)	any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of such notes to timely comply (subject to the conditions set forth below) with a written request by or on behalf of us to provide information, documentation or other evidence concerning the nationality, residence, identity, or registration with the Secretaría de Hacienda y Crédito Público (the “Ministry of Finance and Public Credit”) of the holder or beneficial owner of such note that is necessary from time to time to determine the appropriate rate of deduction or withholding of Mexican Withholding Taxes applicable to such holder or beneficial owner; provided that at least 60 days prior to the first payment date with respect to which we shall apply this clause (d), we shall have notified the Trustee, in writing, that such holders or beneficial owners of the notes will be required to provide such information, documentation or other evidence;

(e)	the presentation of such note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the holder or the beneficial owner of such note would have been entitled to Additional Amounts in respect of such Mexican Withholding Taxes on presenting such note for payment on any date during such 30-day period;

(f)	any Mexican Withholding Taxes that are payable only by a method other than withholding or deduction; or

(g)	any combination of items (a), (b), (c), (d), (e) and (f) above.

Notwithstanding the foregoing, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if the provision of the certification, identification, information, documentation, declaration or other evidence described in such clauses (c) and (d) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a note (taking into account any relevant differences between United States and Mexican law, regulation or administrative practice) than comparable information or other applicable reporting requirements imposed or provided for under U.S. federal income tax law (including the United States-Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. In addition, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if Rule I.3.22.8. of the Miscellaneous Tax Resolution currently in force or a substantially similar successor of such rule is in effect, unless (i) the provision of the certification, identification, information, documentation, declaration or other evidence described in clauses (c) and (d) is expressly required by statute, regulation, general rules or administrative practice in order to apply Rule I.3.22.8. (or a substantially similar successor of such rule), we cannot obtain such certification, identification, information, or satisfy any other reporting requirements, on our own through reasonable diligence and we otherwise would meet the requirements for application of Rule I.3.22.8. (or such successor of such rule) or (ii) in the case of a holder or beneficial owner of a note that is a pension fund or other tax-exempt organization, such holder or beneficial owner would be subject to Mexican Withholding Taxes at a rate less than that provided by Article 195, Section II paragraph (a) of the Mexican Income Tax Law in connection with Rule I.3.22.8. if the information, documentation or other evidence required under clause (d) above were provided. In addition, clause (c) above shall not be construed to require that a non-Mexican pension or retirement fund, a non-Mexican tax-exempt organization, a non-Mexican financial institution or any other holder or beneficial owner of a note register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican Withholding Taxes.

We will, upon written request, provide the Trustee, the holders and the Paying Agent with a duly certified or authenticated copy of an original receipt of the payment of Mexican Withholding Taxes which we have withheld or deducted in respect of any payments made under or with respect to the notes.

In the event that Additional Amounts actually paid with respect to any notes are based on Mexican Withholding Taxes in excess of the appropriate Mexican Withholding Taxes applicable to the holder or beneficial owner of such notes and, as a result thereof, such holder or beneficial owner is entitled to make a claim for a refund of such excess, or credit such excess against Mexican taxes, then, to the extent it is able to do so without jeopardizing its entitlement to such refund or credit, such holder or beneficial owner shall, by accepting the notes, be deemed to have assigned and transferred all right, title and interest to any claim for a refund or credit of such excess to us. By making such assignment and transfer, the holder or beneficial owner makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto (including executing or delivering any documents and paying any costs or expenses of ours relating to obtaining such refund). Nothing contained in this paragraph shall interfere with the right of each holder or beneficial owner of a note to arrange its tax affairs in whatever manner it thinks fit nor oblige any holder or beneficial owner of a note to claim any refund or credit or to disclose any information relating to its tax affairs or any computations in respect thereof or to do anything that would prejudice its ability to benefit from any other credits, reliefs, remissions or repayments to which it may be entitled.

If we are obligated to pay Additional Amounts with respect to any payment under or with respect to the notes (other than Additional Amounts payable on the date of the Indenture), we will, upon written request, deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts are payable and the amounts so payable.

In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and other similar duties (including interest and penalties with respect thereto) imposed or levied by Mexico (or any political subdivision or taxing authority thereof or therein) in respect of the creation, issue and offering of the notes.

We undertake that we shall use commercially reasonable efforts in compliance with applicable law to maintain a paying agent in a member state of the European Union that is not obliged to deduct or withhold tax pursuant to Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

Currency Indemnity

U.S. dollars are the sole currency of account and payment for all sums payable by us under or in connection with the notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of KCSM or otherwise) by any Holder in respect of any sum expressed to be due to it from us shall only constitute a discharge to us to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, we shall indemnify the recipient against any loss sustained by it as a result. In any event, we shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the Holder to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of ours or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability.

Concerning the Trustee

The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest under the terms of the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

Notices

All notices shall be deemed to have been given upon the mailing by first class mail, postage prepaid, of such notices to holders at their registered addresses as recorded in the notes Register, not later than the latest date, and not earlier than the earliest date, prescribed in the notes for the giving of such notice.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.

Meetings of Noteholders

The Indenture will contain provisions for convening meetings of holders to consider matters affecting their interests. A meeting of the holders may be called by the Trustee or the holders of at least 10.0% in aggregate principal amount at maturity of the outstanding notes.

Governing Law and Submission to Jurisdiction

The notes and the Indenture are governed by the laws of the State of New York. We will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the Indenture. We have appointed CT Corporation System as authorized agent upon which process may be served in any such action.

Form and Denomination

Notes whether sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S, will be represented by a single, permanent Global Security (which may be subdivided) in definitive, fully registered form without interest coupons (each a “Global Security”) in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. Each Global Security will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC for credit to the respective accounts of the purchaser at DTC.

Except in the limited circumstances described below under “Certificated Notes,” owners of beneficial interest in the Global Security will not be entitled to receive physical delivery of Certificated Notes. The notes are not issuable in bearer form. The Global Security may be transferred, in whole or in part, only to another nominee of DTC.

Notes transferred to institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act that are not “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIB”) (“Non-Global Purchasers”) will be issued and registered in certificated form without interest coupons (“Certificated Notes”). Upon the transfer of a note, each Non-Global Purchaser will be required to execute and deliver a letter (the “Accredited Investor Letter”) containing certain representations and agreements. Upon the transfer of Certificated Notes to a QIB or in an offshore transaction in reliance on Regulation S, such Certificated Notes will, unless the Global Security has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in the Global Security.

The Global Security and the Certificated Notes (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture, and will bear legends regarding such restrictions as described under “Transfer Restrictions” below.

The Global Security

Ownership of beneficial interests in the Global Security will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Security directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Security for all purposes under the Indenture and the notes. No beneficial owner of an interest in the Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking. Payments of the principal of, premium, if any, and interest on, the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the notes trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount at maturity of the Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Security is credited and only in respect of such portion of the aggregate principal amount at maturity of notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the Global Security for notes, which it will distribute to its participants and which may be legended as set forth under the heading “Transfer Restrictions.”

We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A under the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Security among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the notes trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If DTC is at any time unwilling or unable to continue as a depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes, which may bear the legend referred to under “Transfer Restrictions,” in exchange for the Global Security. Holders of an interest in the Global Security may receive Certificated Notes, which may bear the legend referred to under “Transfer Restrictions,” in accordance with DTC’s rules and procedures in addition to those provided for under the Indenture.

TAXATION

The following summary is based on the federal tax laws of Mexico and the United States as in effect on the date of this prospectus, and is subject to changes in Mexican or U.S. law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than Mexico or the United States and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to exchange the notes.

Prospective investors should consult their own tax advisors as to Mexican, U.S. or other tax consequences of the acquisition, ownership and disposition of exchange notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or repayment of exchange notes. FOREIGN HOLDERS (AS DEFINED BELOW) SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO WHETHER THEY RESIDE IN A COUNTRY THAT HAS ENTERED INTO A TAX CONVENTION (AS DEFINED BELOW) WITH MEXICO WHICH IS EFFECTIVE, AND IF SO, THE CONDITIONS AND REQUIREMENTS FOR OBTAINING BENEFITS UNDER ANY SUCH TAX CONVENTION.

Mexican Tax Considerations

The following is a description of the material consequences under Mexican federal tax law, as currently in effect, of the purchase, ownership and disposition of the notes by a holder that is not a resident of Mexico and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment establecimiento permanente in Mexico (a Foreign Holder). The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico.

Foreign Holders According to Mexican Taxation

For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes, as described below, is deemed to be a Foreign Holder.

Individuals are considered to be Mexican residents when they have established their home in Mexico; if an individual has his/her home in Mexico and in another country simultaneously, he/she shall be deemed to be a resident of Mexico for tax purposes if his/her “center of vital interests” is located within Mexican territory. The center of vital interests of an individual is considered to be located in Mexico if, among other conditions, (i) more than 50% of his/her total income for the relevant year is from a source in Mexico, or (ii) the main center of his/her professional activities is in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which his/ her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes. Mexican nationals who are government officials or employees are considered Mexican residents for tax purposes.

A legal entity is considered a Mexican resident for tax purposes if it maintains the main administration of it business or it place of effective management is established in Mexico.

A Foreign Holder conducting activities through a permanent establishment for tax purposes in Mexico will be required to pay income tax in Mexico on any and all income attributable to such permanent establishment, which could include income from the notes.

As used in this summary, “Foreign Holder” means a beneficial owner of the Notes that:

•	is not a resident of Mexico for tax purposes as provided above; and

•	does not hold the Notes or a beneficial interest in the Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico.

Taxation of Interest

Payments of interest on the notes (including payments of principal in excess of the issue price of the notes which, under the Mexican tax law, are deemed to be interest) made by us to a Foreign Holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if all of the following requirements are met:

(1)	the notes’ offering has been issued in a country that has double taxation treaty with Mexico through a bank or brokerage house and the offering was notified before the CNBV under article 7 of the Mexican Securities Law, and that such notification is filed before the Administración Central de Fiscalización International (SAT) and the information requirements related to such registration established in the general rules issued by the Tax Administration Service (Servicio de Administración Tributaria, or SAT) are duly complied with; and

(2)	we timely file with the SAT, fifteen days after the placement of the notes, information regarding such placement, and on a quarterly basis, information, among other things, setting forth that no party related to us, jointly or individually, directly or indirectly, and that no person in the following subsection (a) and (b) is the effective beneficiary of more than 5% of the aggregate amount of each interest payment, and we maintain records that evidence compliance with this requirement.

(a)	a beneficial owner of more than 10% of our voting stock, directly or indirectly, jointly with persons related to us or individually, or

(b)	a corporation or other entity, more than 20% of whose stock is owned, directly or indirectly, jointly by persons related to us or individually.

For these purposes of section (a) and (b) above, persons will be related if:

•	one person holds an interest in the business of the other person;

•	both persons have common interests; or

•	a third party has an interest in the business or assets of both persons.

We expect that all of the foregoing requirements will be met and, accordingly, we expect to withhold Mexican tax from interest payments on the notes made to Foreign Holders at the 4.9% rate in accordance with the Mexican income tax law and regulations and supplemental guidelines (Regla I.3.22.8. de la Resolución Miscelánea Fiscal Vigente). In the event that any of the foregoing requirements are not met, under the Mexican income tax law, payments of interest on the notes made by us to a Foreign Holder will be subject to Mexican withholding tax assessed at a rate of 10%. Withholding taxes may be higher if the requirements identified in items (1) or (2) above are not met.

As of the date of this memorandum, neither the U.S.-Mexico treaty nor any other tax treaty entered into by Mexico is expected generally to have any material effect on the Mexican income tax consequences described in this memorandum, because, as discussed above, it is expected that the 4.9% rate will apply in the future and, therefore, that we will be required to withhold taxes in connection with interest payments under the notes at the 4.9% rate.

Payments of interest on the notes made by us to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax provided that:

•	such fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

•	such income is exempt from taxes in its country of residence; and

•	such fund is registered with the SAT in accordance with certain rules issued for these purposes.

Taxation of Principal Payments

In terms of the Mexican Income Tax Law and regulations there under, payments of principal under the notes made by us to a Foreign Holder will not be subject to any Mexican withholding or similar taxes.

Taxation of Dispositions

In terms of the Mexican income tax law and regulations thereunder, capital gains resulting from the sale or other disposition of notes by a Foreign Holder to another Foreign Holder are not taxable in Mexico. Transfers of the notes by residents of Mexico (including a permanent establishment for tax purposes therein of Foreign Holders) to Foreign Holders, or by a Foreign Holder to a resident of Mexico or to a permanent establishment of a Foreign Holder, will be subject to Mexican income tax in respect of taxation of interest.

Transfer Taxes, etc.

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes in Mexico, with respect to its holding or disposition of the notes, nor will it be liable for Mexican stamp, registration or similar taxes.

Additional Amounts

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the notes in respect of the Mexican withholding taxes mentioned above (except for the potential withholdings derived from the Taxation of Dispositions), in order for the holders to receive the net amount that they would have received if such withholdings would not have been made. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will generally be for our account. See “Description of the Notes — Additional Amounts.”

Foreign Holders or beneficial owners of notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such Foreign Holders or beneficial owners of notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, we may withhold Mexican tax from that interest payment to that Holder or beneficial owner at the maximum applicable rate, but the obligations to pay additional amounts would be calculated considering the withholding that would have been applied if the documentation would have been available in a timely manner and limited as set forth under “Description of the Notes — Additional Amounts.”

Material U.S. Federal Income Taxation

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NOTES ARE HEREBY NOTIFIED THAT THE FOLLOWING DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED IN THIS MEMORANDUM. SUCH DISCUSSION OF TAX ISSUES WAS NOT INTENDED TO BE USED, AND IT CANNOT BE USED (BY ANY PERSON), FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”). EACH PROSPECTIVE ACQUIRER OF EXCHANGE NOTES SHOULD CONSULT ITS OWN INDEPENDENT TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE, OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES.

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of exchange notes by a holder thereof. This description only applies to exchange notes acquired in this exchange offering in exchange for a like aggregate principal amount of outstanding notes and held as capital assets within the meaning of Section 1221 of the Code. Furthermore, this summary does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as

•	financial institutions,

•	banks,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	traders in securities that elect to mark to market,

•	partnerships or other pass-through entities,

•	grantor trusts,

•	tax-exempt organizations,

•	S corporations,

•	U.S. expatriates,

•	dealers or traders in securities or currencies, or

•	holders that will hold an exchange note as part of a position in a straddle or as part of a hedging, conversion, “synthetic security” or other integrated financial transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership and disposition of exchange notes. Each prospective acquirer should consult its independent tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of exchange notes.

This description is based on the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as announced and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a “U.S. Holder” is a beneficial owner of exchange notes who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons has the authority to control.

A “Non-U.S. Holder” is a beneficial owner of notes that is an individual, corporation, estate or trust that is not a U.S. Holder or a partnership.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds exchange notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own independent tax advisor as to the tax consequences of an investment in exchange notes through a partnership.

No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the discussion in this “Material U.S. Federal Income Taxation” section does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. Accordingly, each U.S. Holder should consult its own tax advisor with regard to the offering and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Exchange of an Outstanding Note for an Exchange Note pursuant to this exchange offer — U.S. Holders

The exchange by any holder of an outstanding note for an exchange note will not constitute a taxable exchange for United States Federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange outstanding notes for exchange notes pursuant to this exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in exchange notes will be the same as such holder’s tax basis in the outstanding note exchanged therefore. Holders will be considered to have held the exchange notes from the time of their acquisition of the outstanding notes. This applies only to U.S. holders that exchange outstanding notes for exchange notes in this exchange offer and who hold the outstanding notes as capital assets.

Interest

If you are a U.S. Holder, stated interest paid to you on an exchange note, including any Additional Amounts paid and any Mexican Withholding Taxes withheld with respect to an exchange note or such Additional Amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for U.S. federal income tax purposes. Exchange notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes and U.S. Holders will be required to accrue OID into gross income on a constant yield basis in advance of the receipt of some or all of the cash attributable to such OID, regardless of their regular method of tax accounting. Under the OID rules, U.S. Holders will be required to include in gross income increasingly greater amounts of OID in each successive accrual period.

Solely for purposes of this discussion, the term “interest” shall include any Additional Amounts paid and any Mexican Withholding Taxes withheld with respect to exchange notes (or such Additional Amounts). Interest (including OID) on exchange notes will be treated as foreign-source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest (including OID) on exchange notes generally will constitute passive category income. Alternatively, a U.S. Holder may elect to deduct any Mexican Withholding Taxes withheld when computing its U.S. federal taxable income, provided that such U.S. Holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. The rules relating to foreign credits are complex and U.S. Holders should consult with their own independent tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situation.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, payments to you of interest (including OID) on an exchange note will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base), in which case you will be taxed at graduated rates on a net income basis similarly to a U.S. Holder. For corporate Non-U.S. Holders receiving such interest, income may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if specified by an applicable income tax treaty.

Effect of Optional Redemption

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on exchange notes or required to redeem exchange notes. For example, if we experience a change of control, holders of exchange notes may require us to repurchase all or part of the exchange notes at 101% of their principal amount, plus accrued and unpaid interest and any Additional Amounts to the redemption date. Under applicable Treasury Regulations, if based on all the facts and circumstances as of the date on which exchange notes are issued, there is a remote likelihood that these contingent events will occur and such payments will be made, it is assumed that such events will not occur and such payments will not be made. We believe that, based on all the facts and circumstances as of the expected issue date of exchange notes, there is a remote likelihood the contingencies will occur; therefore, for purposes of the applicable rules these contingencies will be treated as if they will not occur. If we pay a premium pursuant to the change of control provisions or pursuant to the optional redemption or pay additional interest pursuant to the registration provisions, U.S. Holders will be required to recognize such amounts as income at such time.

Sale, Exchange or Retirement

If you are a U.S. Holder, upon the sale, exchange or retirement of an exchange note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the exchange note. Your adjusted tax basis in an exchange note generally will equal your cost of the outstanding note which you exchanged for the exchange note increased by the amount of OID previously included in income by you for both the outstanding note and the exchange note. Any such gain or loss will be capital gain or loss. If you are an individual U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the exchange notes exceeds one year (i.e., it is a long-term capital gain). These preferential rates are currently scheduled to increase for taxable years beginning on or after January 1, 2011. Any gain or loss realized on the sale, exchange or retirement of an exchange note generally will be treated as U.S.-source gain or loss, as the case may be.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of an exchange note generally will not be subject to U.S. federal income tax, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base), or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Gain with respect to exchange notes that are effectively connected with a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base) will be taxed on a net income basis at graduated rates similarly to U.S. Holders (or lower applicable treaty rate). Corporate Non-U.S. Holders that realize such gain may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if specified by an applicable income tax treaty. Furthermore, if you are Non-U.S. Holder described in the second bullet point above, you will be subject to U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on any capital gain, which may be offset by certain capital losses.

U.S. Backup Withholding Tax and Information Reporting

Backup withholding tax and information reporting requirements apply to certain payments of principal of, and interest (including OID) on, an obligation and to proceeds of the sale, exchange or redemption of an obligation, to certain non corporate holders of exchange notes that are U.S. persons. Information reporting generally will apply to payments of interest (including OID) and to proceeds from the sale, exchange or redemption of exchange notes made within the United States to a holder of exchange notes (other than an exempt recipient, including a corporation, a payee that is not a U.S. person who provides appropriate certification and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States on an exchange note to a holder of a note that is a U.S. person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of principal and interest (including OID) to a holder of an exchange note that is not a U.S. person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of exchange notes. Prospective acquirers of exchange notes should consult their own independent tax advisors concerning the tax consequences of their particular situations.

European Union Savings Directive (Directive 2003/48/EC)

Under Council Directive 2003/48/EC on the taxation of savings income (the “Directive”), each member state of the European Union is required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual, or certain other types of person, resident in that other member state; however, for a transitional period, Austria, Belgium and Luxembourg are instead required to apply (unless during that period they elect otherwise) a withholding system in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non- EU countries to the exchange of information relating to such payments.

A number of non-EU countries, and certain dependent or associated territories of certain member states, have also agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to, or collected by such a person for, an individual, or certain other types of person, resident in a member state (for example, a withholding system in the case of Switzerland).

The European Commission has published proposals for amendments to the Directive, which may amend or broaden the scope of the requirements described above.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business one year after that date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. We have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective so that it is available for such resales during such period.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Subject to the terms of the registration rights agreement, for a period of one year after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The initial purchasers informed us that, following the completion of the initial distribution of the outstanding notes, they intended to make a market in the outstanding notes. However, any such market making may be discontinued at any time. Accordingly, we cannot guarantee the development or liquidity of any trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may cease to continue at any time. In addition, if a market for the exchange notes develops, the market prices of the exchange notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican and U.S. currency and economic developments could cause the market prices of the exchange notes to fluctuate substantially.

LEGAL MATTERS

The validity of the exchange notes offered and sold in this offering will be passed upon for us by Sonnenschein Nath & Rosenthal LLP. Certain legal matters in connection with the exchange offer will also be passed upon by Edgar Aguileta Gutierrez, our Associate General Counsel, and the law firm of Baker & McKenzie México, S.C., with respect to matters of Mexican law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements of Kansas City Southern de México, S.A. de C.V. as of and for the fiscal year ended December 31, 2008 and 2007 included in this registration statement have been audited by KPMG LLP, our independent registered public accounting firm, to the extent and for the periods as stated in their report appearing herein.

The consolidated financial statements of Kansas City Southern de México, S.A. de C.V. as of and for the fiscal year ended 2006, included in this registration statement, have been audited by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, to the extent and for the period as stated in their report appearing herein.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kansas City Southern de México, S.A. de C.V.:

We have reviewed the accompanying consolidated balance sheet of Kansas City Southern de México, S.A. de C.V. and subsidiaries (the Company) as of June 30, 2009, and the related consolidated statements of operations for the three- month and six-month periods ended June 30, 2009 and 2008 and the related consolidated statement of cash flows for six-month periods ended June 30, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year and in our report dated February 13, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2008 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/  KPMG LLP

Kansas City, Missouri
July 30, 2009

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

	Six Months
	Ended June 30,
	2009	2008
	(In millions)
	(Unaudited)

Revenues	$280.2	$427.0

Operating expenses:
Compensation and benefits	34.2	67.7
Purchased services	57.7	70.2
Fuel	38.4	58.3
Equipment costs	42.1	50.3
Depreciation and amortization	55.8	48.9
Casualties and insurance	4.2	4.1
Materials and other	19.3	12.4

Total operating expenses	251.7	311.9

Operating income	28.5	115.1
Equity in net earnings (losses) of unconsolidated affiliates	(0.3)	4.3
Interest expense	(53.1)	(43.1)
Debt retirement costs	(0.6)	—
Foreign exchange gain	0.9	9.3
Other income	1.2	0.8

Income (loss) before income taxes	(23.4)	86.4
Income tax (benefit) expense	(7.2)	22.9

Net income (loss)	$(16.2)	$63.5

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30,	December 31,
	2009	2008
	(In millions, except share amounts)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$51.0	$38.9
Accounts receivable, net	69.8	60.2
Related company receivable	16.1	29.0
Materials and supplies	37.1	27.0
Deferred income tax asset	95.6	56.0
Other current assets	40.8	54.6

Total current assets	310.4	265.7
Investments	46.7	46.4
Property and equipment, net of accumulated depreciation of $46.7 million and $60.6 million at June 30, 2009 and December 31, 2008, respectively	1,086.0	1,074.2
Concession assets, net of accumulated amortization of $210.9 million and $186.5 million at June 30, 2009 and December 31, 2008, respectively	1,153.3	1,182.1
Related company receivable	48.0	3.4
Deferred income tax asset	10.9	36.4
Other assets	29.9	32.1

Total assets	$2,685.2	$2,640.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Debt due within one year	$11.2	$9.9
Accounts payable and accrued liabilities	132.5	162.5
Related company payable	8.5	10.8

Total current liabilities	152.2	183.2
Long-term debt	1,108.5	948.5
Related company payable	0.1	0.3
Other noncurrent liabilities and deferred credits	73.6	75.8

Total liabilities	1,334.4	1,207.8

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, 4,785,510,235 shares authorized, issued without par value	543.3	608.3
Additional paid-in capital	243.6	243.6
Retained earnings	567.3	583.5
Accumulated other comprehensive loss	(3.4)	(2.9)

Total stockholders’ equity	1,350.8	1,432.5

Total liabilities and stockholders’ equity	$2,685.2	$2,640.3

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Six Months
	Ended June 30,
	2009	2008
	(In millions)
	(Unaudited)

Operating activities:
Net income (loss)	$(16.2)	$63.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	55.8	48.9
Deferred income taxes	(7.2)	22.9
Equity in undistributed losses (earnings) of unconsolidated affiliates	0.3	(4.3)
Deferred compensation	(1.6)	8.1
Distributions from unconsolidated affiliates	—	7.2
Debt retirement cost	0.6	—
Changes in working capital items:
Accounts receivable	(9.6)	(9.4)
Related companies	10.8	(41.1)
Materials and supplies	(10.1)	(0.3)
Other current assets	13.8	(67.3)
Accounts payable and accrued liabilities	(30.0)	6.1
Other, net	7.4	12.7

Net cash provided by operating activities	14.0	47.0

Investing activities:
Capital expenditures	(44.7)	(139.5)
Proceeds from disposal of property	1.5	0.5
Loan to related company	(45.0)	—
Other, net	1.3	—

Net cash used for investing activities	(86.9)	(139.0)

Financing activities:
Proceeds from issuance of long-term debt	189.0	82.7
Repayment of long-term debt	(34.8)	(0.4)
Debt costs	(4.2)	(0.5)
Capital reduction — pro-rata distribution of common stock	(65.0)	—

Net cash provided by financing activities	85.0	81.8

Cash and cash equivalents:
Net increase (decrease) during each period	12.1	(10.2)
At beginning of the period	38.9	16.9

At end of the period	$51.0	$6.7

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Amounts in millions of U.S. dollars)

1.	Accounting Policies and Interim Results.

In the opinion of the management of KCSM, the accompanying unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the results for interim periods. All adjustments made were of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year ending December 31, 2009. Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Recent Accounting Pronouncements.

In April of 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. The Company adopted this statement prospectively for the reporting period ended June 30, 2009.

In May of 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”) which established accounting and disclosure requirements for subsequent events. SFAS 165 details the period after the balance sheet date during which the Company should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. The Company adopted this statement prospectively for the period ended June 30, 2009 and has evaluated subsequent events through July 30, 2009, and no events or transactions require additional recognition or disclosure.

In June of 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 addresses the elimination of FIN 46(R)’s exceptions to consolidating qualifying special-purpose entities (the “QSPE”) which means more entities will be subject to consolidation assessments and reassessments. The statement requires ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity (“VIE”) and clarifies characteristics that identify a VIE. In addition, SFAS 167 requires additional disclosures about a company’s involvement with a VIE and any significant changes in risk exposure due to that involvement. This statement is effective for the Company beginning on January 1, 2010. The Company is currently evaluating the impact of the adoption of SFAS 167 but does not anticipate it will have a material impact on its results of operations and financial condition.

In June of 2009, the FASB approved the “FASB Accounting Standards Codification” (the “Codification”) to become the single source of authoritative U.S. GAAP (other than guidance issued by the SEC) superseding all then-existing non-SEC accounting and reporting standards. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP through the introduction of a new structure providing all authoritative literature to a topic in one place. The Codification is effective for interim and annual periods ending on or after September 15, 2009. The Company will reference the Codification beginning in the third quarter of fiscal 2009.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

3.	Foreign Currency Balances.

At June 30, 2009, KCSM had financial assets and financial liabilities denominated in Mexican pesos of Ps.1,370.3 million and Ps.721.5 million, respectively. At December 31, 2008, KCSM had financial assets and financial liabilities denominated in Mexican pesos of Ps.1,377.4 million and Ps.649.3 million, respectively. At June 30, 2009 and at December 31, 2008, the exchange rate was Ps.13.2 and Ps.13.5, per U.S. dollar, respectively. Gains and losses resulting from the remeasurement of financial assets and liabilities is included in the foreign exchange gain on the statement of operations.

4.	Fair Value Measurements.

The Company’s short term financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of the short term financial instruments approximates the fair value due to their short-term nature. These financial instruments either have no stated maturities or have short term maturities.

The fair value of the Company’s debt is estimated using quoted market prices when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities. The fair value of the Company’s debt was $1,032.7 million and $830.1 million at June 30, 2009 and December 31, 2008, respectively. The financial statement carrying value was $1,119.7 million and $958.4 million at June 30, 2009 and December 31, 2008, respectively.

5.	Comprehensive Income.

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income, a component of stockholders’ equity within the consolidated balance sheets, rather than net income. Under existing accounting standards, other comprehensive income for KCSM reflects the cumulative translation adjustment on FTVM.

KCSM’s total comprehensive income is as follows (in millions):

	Six Months
	Ended June 30,
	2009	2008
	(In millions)
	(Unaudited)

Net income (loss)	$(16.2)	$63.5
Other comprehensive income:
Cumulative translation adjustment — FTVM	(0.5)	—

Total comprehensive income (loss)	$(16.7)	$63.5

6.	Revolving Credit Agreement.

KCSM, as lender and The Kansas City Southern Railway Company (“KCSR”), as borrower, entered into a Revolving Credit Agreement effective as of April 1, 2008 (the “Revolving Agreement”), pursuant to the terms of which KCSM may make one or more loans from time to time during the term of the Revolving Agreement. The Revolving Agreement is secured by certain assets of KCSR and terminates on December 31, 2013. As of June 30, 2009 and December 31, 2008, KCSM loaned KCSR $45.0 million and zero, respectively, under the terms of the Revolving Agreement.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

7.	Commitments and Contingencies.

Concession duty.  Under the KCSM’s railroad concession from the Mexican government (the “Concession”), the Mexican government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% of the gross revenue during the remaining years of the Concession period. For the six months ended June 30, 2009 and 2008, the concession duty expense, which is recorded within operating expenses, amounted to $1.5 million and $2.3 million, respectively.

Litigation.  The Company is a party to various legal proceedings and administrative actions, all of which, except as set forth below, are of an ordinary, routine nature and incidental to its operations. Included in these proceedings are various tort claims brought by current and former employees for job-related injuries and by third parties for injuries related to railroad operations. KCSM aggressively defends these matters and has established liability reserves, which management believes are adequate to cover expected costs. Although it is not possible to predict the outcome of any legal proceeding, in the opinion of management, other than those proceedings described in detail below, such proceedings and actions should not, individually, or in the aggregate, have a material adverse effect on the Company’s financial condition and liquidity. However, a material adverse outcome in one or more of these proceedings could have a material effect on the results of operations in a particular quarter or fiscal year.

The Company’s operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment through the establishment of standards for water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. The Mexican government may bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities.

The risk of incurring environmental liability is inherent in the railroad industry. As part of serving the petroleum and chemicals industry, the Company transports hazardous materials and has a professional team available to respond and handle environmental issues that might occur in the transport of such materials.

Certain Disputes with Ferromex.  KCSM and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) both initiated administrative proceedings seeking a determination by the Mexican Secretaría de Comunicaciones y Transportes (“Ministry of Communications and Transportation” or “SCT”) of the rates that the companies should pay each other in connection with the use of trackage rights. The SCT issued a ruling setting the rates for trackage rights in March of 2002. KCSM and Ferromex challenged the ruling.

Following the trial and appellate court decisions, in February 2006 the Mexican Supreme Court sustained KCSM’s appeal of the SCT’s trackage rights ruling, in effect vacating the ruling and ordering the SCT to issue a new ruling consistent with the Court’s decision. On June 27, 2008, KCSM was served with the new ruling issued by the SCT. In this ruling, the SCT established the consideration that KCSM and Ferromex must pay each other in connection with the use of the trackage rights granted in their respective concessions between 2002 and 2004, and further stated that in the event KCSM and Ferromex failed to reach an agreement in connection with the rates for the years after 2004, the SCT shall make a determination along the same lines. In September 2008, KCSM and Ferromex appealed this new ruling with the Mexican Tribunal Federal de Justicia Fiscal y Administrativa (“Administrative and Fiscal Federal Court”), which as of the date of this filing has yet to issue a decision on the matter.

KCSM and Ferromex both initiated administrative proceedings seeking a determination by the SCT of the rates that the companies should pay each other in connection with the use of interline and terminal services. The SCT issued a ruling setting the rates for interline and terminal services in August of 2002. KCSM and Ferromex both challenged the ruling. In April 2005, the Administrative and Fiscal Federal Court ruled in favor of KCSM in the challenge to the SCT interline and terminal services decision. Ferromex, however, challenged

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

this court ruling before the Fifteenth Collegiate Court and the Court ruled in its favor. Both Ferromex and KCSM appealed the ruling to the Mexican Supreme Court. On June 30, 2009 the Mexican Supreme Court sustained KCSM’s appeal and ordered the SCT to issue a new ruling consistent with the Court’s decision. As of the date of this filing, the SCT has not issued the new ruling on this matter.

In addition to the above, Ferromex has filed three commercial proceedings against KCSM. In the first claim, which was served in 2001 and is related to the payments for interline services, KCSM received a favorable decision and Ferromex has been ordered to pay related costs and expenses. Ferromex appealed the decision and a final decision favorable to KCSM was rendered in July of 2009. KCSM received an unfavorable decision in the second claim filed in 2004 and has filed a challenge to this judgment, the outcome of which is still pending. The third claim, filed in 2006, is an action for access to records related to interline services between 2002 and 2004. On May 28, 2009, the court ruled that the case should be dismissed and ordered Ferromex to pay KCSM judicial costs and expenses. On June 15, 2009, both parties appealed this ruling with the Local Court of Appeals. If the dismissal is upheld KCSM will be able to collect judicial cost and expenses. As of the date of this filing, the Local Court of Appeals has not resolved the appeals by Ferromex and KCSM.

KCSM expects various proceedings and appeals related to the matters described above to continue over the next few years. Although KCSM and Ferromex have challenged these matters based on different grounds and these cases continue to evolve, management believes the reserves related to these matters are adequate and does not believe there will be a future material impact to the results of operations arising out of these disputes.

Disputes Relating to the Scope of the Mandatory Trackage Rights.  KCSM and Ferromex are parties to various cases involving disputes over the application and proper interpretation of the mandatory trackage rights. In particular, in August 2002, the SCT issued a ruling related to Ferromex’s trackage rights in Monterrey, Nuevo León. KCSM and Ferromex both appealed the SCT’s ruling and after considerable litigation, on September 17, 2008, the Mexican Administrative and Fiscal Federal Court announced a decision favorable to Ferromex. On November 24, 2008, KCSM and Ferromex challenged the decision of the Mexican Administrative and Fiscal Federal Court with the Fifth Civil Federal Court of Appeals.

KCSM was notified on June 30, 2009, that in a session held on June 29, 2009, the magistrates of the Fifth Civil Federal Court of Appeals in Mexico had decided to grant KCSM’s most recent appeal. As of the date of this filing, KCSM has not received the written resolution containing the decision of the Collegiate Court. KCSM believes that there will be no material adverse effect on KCSM’s results of operations or financial condition from the outcome of this case.

Other SCT Sanction Proceedings.  In April 2006, the SCT initiated proceedings against KCSM, claiming that KCSM had failed to make certain minimum capital investments projected for 2004 and 2005 under its five-year business plan filed with the SCT prior to its April 2005 acquisition by Kansas City Southern or (“KCS”) (collectively, the “Capital Investment Proceedings”). KCSM believes it made capital expenditures exceeding the required amounts. KCSM responded to the SCT by providing evidence in support of its investments and explaining why it believes sanctions are not appropriate. In May 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2004, where the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, but resolved to impose no sanction as this would have been KCSM’s first breach of the relevant legal provisions. In June 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2005, where the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, and imposed a minimum fine. KCSM has filed actions challenging both the 2004 and 2005 investment plan resolutions issued by the SCT. KCSM will have the right to challenge any adverse ruling by the Mexican Administrative and Fiscal Federal Court.

In May 2008, the SCT initiated a proceeding against KCSM, at the request of a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”), alleging that KCSM impermissibly bundled

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

international rail services and engaged in discriminatory pricing practices with respect to rail services provided by KCSM to the Auto Manufacturer. In March 2009, the SCT issued a decision determining that KCSM had engaged in the activities alleged, but imposed no sanction since this was the first time KCSM had engaged in such activities. On May 6, 2009, KCSM challenged the SCT’s decision and the appeal is currently pending in the Administrative and Fiscal Federal Court.

On July 23, 2008, the SCT delivered notice to KCSM of new proceedings against KCSM, claiming, among other things, that KCSM refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights on six different occasions and thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location.

KCSM believes it has defenses to the imposition of sanctions for the forgoing proceedings and intends to vigorously contest these allegations. KCSM does not believe that these SCT proceedings will have a material adverse effect on its results of operations or financial condition. However, if KCSM is ultimately sanctioned by the SCT for “generic” sanctions on five occasions over the term of the Concession, KCSM could be subject to possible future SCT action seeking revocation of the Concession.

Disputes Relating to the Provision of Services to a Mexican subsidiary of a Large U.S. Auto Manufacturer.  KCSM is involved in several disputes related to providing service to a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”).

In March 2008, the Auto Manufacturer filed an arbitration suit against KCSM under a contract entered into in 1999 for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. The Auto Manufacturer claims that the contract was implicitly extended and continued in effect beyond its stated termination date, and that KCSM is therefore required to continue abiding by its terms, including, but not limited to, the rates contemplated in such contract. KCSM claims that the contract did in fact expire on its stated termination date of January 31, 2008, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, KCSM filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference between the rates under the contract and KCSM’s rates. The Auto Manufacturer is also seeking a declaration by the arbitrator that the rates being assessed by KCSM are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. On May 18, 2009, the arbitrator issued an award on the first phase of the arbitration proceeding, ruling that the contract had terminated on May 8, 2008. KCSM will initiate a judicial proceeding with the civil court seeking the enforcement of the arbitration award. As of the date of this filing, the second phase of the arbitration proceeding regarding the declaration of the arbitrator that the rates assessed by KCSM are discriminatory has not been resolved. Management believes the final resolution of these claims will not have any material impact on KCSM’s results of operations.

In May 2008, the arbitrator ordered that KCSM continue providing the service in the same way and at the same rates as it had done through March 2008, and ordered the Auto Manufacturer to provide a guaranty by depositing with KCSM the difference between the rates under the agreement and KCSM’s rates. KCSM initiated a judicial proceeding seeking enforcement of the Auto Manufacturer’s obligation to provide the guaranty and on January 8, 2009, KCSM received a Civil Court ruling ordering the Auto Manufacturer to deposit the amount of the guaranty with KCSM as required by the arbitrator. On February 11, 2009, the Auto Manufacturer filed an appeal and was granted an injunction with the District Court to avoid making the payment, but was ordered to provide a guaranty for the amount as determined by the Civil Court. The Auto Manufacturer posted a bond as a guaranty in March of 2009 and filed an appeal requesting that the amount of the guaranty be reduced. On April 2, 2009, the Collegiate Court reduced the amount of the guaranty to an amount it determined would compensate KCSM for the delay until the appeal was decided. On May 22, 2009, a copy of the arbitration award was filed with the District Court so that it could be considered in the next

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

ruling on the merits of the appeal. As of the date of this filing, the District Court has not resolved the appeal issued by the Auto Manufacturer.

Mancera Proceeding.  In February 2006, Mancera Ernst & Young, S.C., (“Mancera”) filed a claim against KCSM seeking payment for an additional contingency fee for costs and expenses related to Mancera’s representation of KCSM in its value added tax or “VAT” claim against the Mexican government. Following litigation, KCSM was notified on May 29, 2009, that in a session held on May 28, 2009, the magistrates of the Twelfth Civil Federal Court of Appeals in Mexico decided by majority vote to deny KCSM’s most recent appeal.

Though KCSM’s specific payment obligations resulting from the decision have not been determined, KCSM estimates that under the decision, KCSM’s obligation to Mancera on the principal claim will be $7.8 million. KCSM previously made a good faith payment to the Mexico courts of $2.6 million in December 2007. As a result of this decision, KCSM will be obligated to pay Mancera an additional $5.2 million on the principal claim within approximately four to six months. KCSM has exhausted its remedies with respect to the principal claim. On June 30, 2009, KCSM filed a new appeal with the Twelfth Civil Federal Court of Appeals with regard to the obligation to pay interest. If KCSM does not prevail in this new appeal and is finally condemned to pay the applicable interest, the amount of interest KCSM is required to pay will be determined in a separate proceeding, which it anticipates would take approximately twelve to sixteen months. Including a reserve for estimated interest potentially accruing from the settlement, KCSM recognized pre-tax expense of $7.0 million in the second quarter of 2009 related to this court decision.

Credit Risk.  The Company continually monitors risks related to the downturn in the economy and certain customer receivable concentrations. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or further weakening in economic trends could have a significant impact on the collectability of KCSM’s receivables and operating results. If the financial condition of KCSM’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company has recorded reserves for uncollectability based on its best estimate at June 30, 2009.

Income Tax.  Tax returns filed in Mexico from 2003 through the current year remain open to examination by the taxing authority in Mexico. The tax return for 2003 is currently under review. The Company believes that an adequate provision has been made for any adjustment (taxes and interest) that will be assessed for all open years. However, an unexpected adverse resolution could have a material effect on the results of operations in a particular quarter or fiscal year.

Management’s Report on Internal Control over Financial Reporting

The management of Kansas City Southern de México, S.A. de C.V., is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). KCSM’s internal control over financial reporting was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and participation of the Company’s President and Executive Representative and the Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (commonly referred to as the COSO framework). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008, based on the criteria outlined in the COSO framework.

This report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kansas City Southern de México, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Kansas City Southern de México, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Southern de México, S.A. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

Kansas City, Missouri
February 13, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Kansas City Southern de México, S. de R.L. de C.V.:

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and cash flows of Kansas City Southern de México, S. de R.L. de C.V. and subsidiaries (“the Company”) for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations, and cash flows of Kansas City Southern de Mexico, S. de R.L. de C.V. and subsidiaries for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG Cárdenas Dosal, S.C.

/s/ Mario Fernández
Mexico City as of February 23, 2007.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31

	2008	2007	2006
	(In millions)

Revenues	$818.5	$813.2	$774.0

Operating expenses:
Compensation and benefits	114.0	135.0	129.2
Purchased services	126.1	106.6	131.0
Fuel	112.7	119.7	112.8
Equipment costs	102.3	106.8	97.0
Depreciation and amortization	103.9	96.7	89.3
Casualties and insurance	12.8	11.1	8.5
Materials and other	31.1	21.7	27.4

Total operating expenses	602.9	597.6	595.2

Operating income	215.6	215.6	178.8
Equity in net earnings of unconsolidated affiliates	7.4	5.7	5.9
Interest expense	(86.6)	(87.9)	(92.7)
Debt retirement costs	—	(6.9)	(2.6)
Foreign exchange loss	(21.3)	(0.9)	(10.5)
Other income	2.9	2.9	1.5

Income before income taxes and minority interest	118.0	128.5	80.4
Income tax expense	15.0	30.7	18.8

Income before minority interest	103.0	97.8	61.6
Minority interest	—	—	0.1

Net income	$103.0	$97.8	$61.7

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31

	2008	2007
	(In millions, except share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$38.9	$16.9
Accounts receivable, net	60.2	109.4
Related company receivable	29.0	38.4
Materials and supplies	27.0	30.7
Deferred income tax asset	56.0	159.1
Other current assets	54.6	32.4

Total current assets	265.7	386.9
Investments	46.4	49.6
Property and equipment, net of accumulated depreciation of $60.6 million and $45.8 million at December 31, 2008 and 2007, respectively	1,074.2	872.8
Concession assets, net of accumulated amortization of $186.5 million and $129.2 million at December 31, 2008 and 2007, respectively	1,182.1	1,215.5
Related company receivable	3.4	3.8
Deferred income tax asset	36.4	—
Other assets	32.1	40.3

Total assets	$2,640.3	$2,568.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Debt due within one year	$9.9	$0.3
Accounts payable and accrued liabilities	162.5	143.9
Related company payable	10.8	59.9

Total current liabilities	183.2	204.1

Other liabilities:
Long-term debt	948.5	850.4
Related company payable	0.3	21.8
Deferred income tax liability	—	52.8
Other noncurrent liabilities and deferred credits	75.8	101.1

Total other liabilities	1,024.6	1,026.1

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, 4,785,510,235 shares authorized, issued without par value	608.3	608.3
Additional paid in capital	243.6	243.6
Retained earnings	583.5	487.6
Accumulated other comprehensive loss	(2.9)	(0.8)

Total stockholders’ equity	1,432.5	1,338.7

Total liabilities and stockholders’ equity	$2,640.3	$2,568.9

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31

	2008	2007	2006
	(In millions)

Operating activities:
Net income	$103.0	$97.8	$61.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103.9	96.7	89.3
Deferred income taxes	15.0	30.7	18.8
Equity in undistributed earnings of unconsolidated affiliates	(7.4)	(5.7)	(5.9)
Deferred compensation	(1.9)	(2.1)	5.9
Distributions from unconsolidated affiliates	7.2	—	—
Debt retirement cost	—	6.9	—
Changes in working capital items:
Accounts receivable	49.2	41.9	(13.6)
Related parties	(60.8)	30.8	33.5
Materials and supplies	3.7	(7.9)	(5.0)
Other current assets	(22.2)	57.2	(10.0)
Accounts payable and accrued liabilities	18.6	(66.7)	(12.0)
Other, net	(12.7)	(14.8)	(7.6)

Net cash provided by operating activities	195.6	264.8	155.1

Investing activities:
Capital expenditures	(266.0)	(237.9)	(116.1)
Proceeds from disposal of property	1.1	16.9	3.1
Other, net	(1.0)	(9.2)	—

Net cash used for investing activities	(265.9)	(230.2)	(113.0)

Financing activities:
Proceeds from issuance of long-term debt	125.0	221.7	177.9
Repayment of long-term debt	(23.3)	(237.4)	(204.1)
Debt costs	(1.0)	(16.1)	(8.4)
Dividends paid	(7.1)	—	—
Other, net	(1.3)	(0.3)	(0.3)

Net cash provided by (used for) financing activities	92.3	(32.1)	(34.9)

Cash and cash equivalents:
Net increase during each year	22.0	2.5	7.2
At beginning of year	16.9	14.4	7.2

At end of year	$38.9	$16.9	$14.4

Supplemental information:
Cash payments:
Interest	$78.8	$77.5	$88.8

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31

		Receivable
		Under				Accumulated
		Agreements	Treasury/	Additional		Other
	Common	with Parent	Parent	Paid in	Retained	Comprehensive
	Stock	Company	Shares	Capital	Earnings	(Loss) Income	Total
	(In millions )

Balances at December 31, 2005	1,758.9	(661.2)	(561.5)	245.4	374.2	—	1,155.8
Push down of additional basis from acquisition by shareholders	—	67.6	—	(40.0)	—	—	27.6
Net income	—	—	—	—	61.7	—	61.7

Balances at December 31, 2006	1,758.9	(593.6)	(561.5)	205.4	435.9	—	1,245.1
Comprehensive income:
Net income	—	—	—	—	97.8	—	97.8
Prior services cost, net of tax of $0.5	—	—	—	—	—	(0.8)	(0.8)

Comprehensive income	—	—	—	—	97.8	(0.8)	97.0
Cancellation of the shares received from the Mexican government related to the VAT/PUT settlement	(351.8)	—	305.4	46.4	—	—	—
KCSM Stockholders cancellation due to merger	(1,407.1)	593.6	256.1	(251.8)	(435.9)	—	(1,245.1)
Grupo KCSM Stockholders’ equity as of merger	807.0	—	(256.1)	320.7	389.8	—	1,261.4
Grupo KCSM Treasury shares cancellation due to merger	(198.7)	—	256.1	(57.4)	—	—	—
Adjustments to purchase accounting assets reflecting push down from KCS	—	—	—	(19.7)	—	—	(19.7)

Balances at December 31, 2007	608.3	—	—	243.6	487.6	(0.8)	1,338.7
Comprehensive income:
Net income	—	—	—	—	103.0	—	103.0
Adjustment to prior service cost	—	—	—	—	—	0.8	0.8
Cumulative translation adjustment — FTVM, net of tax of $1.1						(2.9)	(2.9)

Comprehensive income	—	—	—	—	103.0	(2.1)	100.9
Dividends declared ($0.00148 per share)	—	—	—	—	(7.1)	—	(7.1)

Balances at December 31, 2008	$608.3	$—	$—	$243.6	$583.5	$(2.9)	$1,432.5

See accompanying notes to consolidated financial statements.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Amounts in millions of U.S. dollars ($) or millions of Mexican pesos (Ps))

Note 1.	Description of the Business

Kansas City Southern de México, S.A. de C.V. (“KCSM” or the “Company”), was established by the Mexican government in November 1996 in connection with the privatization of the Mexican rail system, which had previously been operated by Ferrocarriles Nacionales de México (“FNM”). In December 1996, Grupo KCSM, S.A. de C.V. (“Grupo KCSM”), (formerly known as “Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.”) was awarded the right to acquire (the “Acquisition”) an 80% interest in KCSM, pursuant to a stock purchase agreement.

KCSM rail lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement (“NAFTA”) corridor. KCSM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz (through trackage rights granted by Ferrosur, S.A. de C.V. (“Ferrosur”), under the concession) and Tampico and the Mexican/United States border crossings of Nuevo Laredo, Tamaulipas and Laredo, Texas and Matamoros, Tamaulipas and Brownsville, Texas.

Arrendadora KCSM, S. de R.L. de C.V (“Arrendadora KCSM”), was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing of railroad equipment. Ninety-eight percent of the capital stock of Arrendadora KCSM is owned by KCSM and the remaining two percent is owned by KCSM Holdings LLC, or “KCSM Holdings.” On December 7, 2007, after the Company received shareholder approval, Arrendadora KCSM amended its by-laws to transform Arrendadora KCSM into a sociedad de responsabilidad limitada de capital variable, or S. de R.L. de C.V. (limited liability company).

KCSM Servicios, S.A. de C.V. (“KCSM Servicios”), was incorporated on July 3, 2006, as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Servicios does not have any operations. Ninety-eight percent of the capital stock of KCSM Servicios is owned by KCSM and the remaining two percent is owned by NAFTA Rail, S.A. de C.V. (“NAFTA Rail”).

KCSM Internacional, S.A. de C.V. (“KCSM Internacional”), was incorporated on July 3, 2006, as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. Currently, KCSM Internacional does not have any operations. Ninety-eight percent of the capital stock of KCSM Internacional is owned by KCSM and the remaining two percent is owned by NAFTA Rail.

KCSM Holdings LLC (“KCSM Holdings”), was formed on December 11, 2006 as a limited liability company under the laws of the state of Delaware. Currently, KCSM Holdings owns ten shares of KCSM’s variable class II stock. KCSM owns one hundred percent of the interest of KCSM Holdings.

Mexrail, Inc. (“Mexrail”), owns 100% of The Texas Mexican Railway Company (“Tex-Mex”) which owns a 157-mile rail line extending from Laredo to the port city of Corpus Christi, Texas. Mexrail also owns the northern half of the rail bridge at Laredo, Texas, which spans the Rio Grande River between the U.S. and Mexico. KCSM owns 49% of the outstanding capital stock of Mexrail and Kansas City Southern (“KCS”) owns the remaining 51% of Mexrail’s outstanding capital stock. For the years ended December 31, 2008 and 2007, KCSM recognized its 49% interest under the equity method of accounting and has included in its income statement $2.7 million and $2.8 million of income, respectively.

Ferrocarril y Terminal del Valle de México, S.A. de C.V. (Mexico Valley Railway and Terminal or “FTVM”), was incorporated as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. FTVM provides railroad services as well as ancillary services, including those related to interconnection, switching and haulage services in the greater Mexico City area. KCSM holds 25% of the capital stock of FTVM. The other shareholders of FTVM, each holding a 25% interest, are Ferrocarril Méxicano, S.A. de C.V. or “Ferromex,” Ferrosur, S.A. de C.V. or “Ferrosur” and the Mexican government. Grupo México, S.A.B. de C.V. (“Grupo México”) attempted to consolidate the common control of Ferromex and Ferrosur, however, this merger has been declared illegal by the Mexican Antitrust Commission. Pursuant

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

to the Concession, KCSM is required to grant rights to use portions of its track to Ferromex, Ferrosur and FTVM, and these companies are required to grant KCSM the rights to use portions of their tracks.

For the years ended December 31, 2008 and 2007, KCSM recognized its 25% interest under the equity method of accounting and has included in its income statement $4.7 million and $2.9 million of income, respectively, attributable to its interest in FTVM.

The Concession.  KCSM holds a Concession (“the Concession”) from the Mexican government until June 2047 (exclusive through 2027, subject to certain trackage and haulage rights granted to other concessionaires) which is renewable under certain conditions for additional periods of up to 50 years. The Concession is to provide freight transportation services over rail lines which are a primary commercial corridor of the Mexican railroad system. These lines include the shortest, most direct rail passageway between Mexico City and Laredo, Texas and serve most of Mexico’s principal industrial cities and three of its major shipping ports. KCSM has the right to use, but does not own, all track and buildings that are necessary for the rail lines’ operation. KCSM is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the Concession period. KCSM is required to pay the Mexican government a concession duty equal to 0.5% of gross revenues during the first 15 years of the Concession period and 1.25% of such revenues during the remainder of the period.

Under the Concession and Mexican law, the Company may freely set rates unless the Mexican government determines that there is no effective competition in Mexico’s rail industry. KCSM is required to register its rates with the Mexican government and to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the Mexican government. In the event that rates charged are higher than the registered rates, KCSM must reimburse customers with interest, and risk the revocation of the Concession.

Mexican Railroad Services Law and regulations and the Concession establish several circumstances under which the Concession will terminate: revocation by the Mexican government, statutory appropriation, or KCSM’s voluntary surrender of its rights or liquidation or bankruptcy. The Concession requires the undertaking of capital projects, including those described in a business plan filed every five years with the Mexican government. KCSM filed its third business plan with the Mexican government in December 2007 in which KCSM committed to certain minimal investment and capital improvement goals, which may be waived by the Mexican government upon application for relief for good cause. The Mexican government may also revoke KCSM’s exclusivity after 2017 if it determines that there is insufficient competition.

The Concession is subject to early termination or revocation under certain circumstances. In the event that the Concession is revoked by the Mexican government, KCSM will receive no compensation. Rail lines and all other fixtures covered by the Concession, as well as all improvements made by KCSM or third parties, will revert to the Mexican government. All other property not covered by the Concession, including all locomotives and railcars otherwise acquired, will remain KCSM’s property. The Mexican government will have the right to cause KCSM to lease all service-related assets to it for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the Concession. In addition, the Mexican government will have a right of first refusal with respect to certain transfers by KCSM of railroad equipment within 90 days after any revocation of the Concession. The Mexican government may also temporarily seize the rail lines and assets used in operating the rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy for the duration of any of the foregoing events; provided, however, that Mexican law requires that the Mexican government pay KCSM compensation equal to damages caused and losses suffered if it effects a statutory appropriation for reasons of the public interest. These payments may not be sufficient to compensate the Company for its losses and may not be made timely.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Employees and Labor Relations.  KCSM union employees are covered by one labor agreement, which was signed on June 23, 1997 between KCSM and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (Mexican Railroad Union), for a term of 50 years, for the purpose of regulating the relationship between the parties and improving conditions for the union employees. Approximately 80% of KCSM’s employees are covered by this labor agreement. The compensation terms under this labor agreement are subject to renegotiation on an annual basis and all other terms with the Mexican Railroad Union subject to negotiation every two years. The compensation terms and other benefits have been renegotiated and KCSM finalized these terms during the fourth quarter of 2008 with the exception of the KCSM retirement benefit which is still under negotiations. The union labor negotiation with the Mexican Railroad Union has not historically resulted in any strike, boycott, or other disruption in KCSM’s business operations and there were no settlements that had a material impact on the Company’s consolidated financial statements.

Note 2.	Significant Accounting Policies

Principles of Consolidation.  The accompanying consolidated financial statements are presented using the accrual basis of accounting and include the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

The equity method of accounting is used for all entities in which the Company or its subsidiaries have significant influence, but not a controlling interest. The Company evaluates less than majority owned investments for consolidation pursuant to FASB Interpretation No. 46 (Revised 2003). The Company does not have any less than majority owned investments requiring consolidation.

Use of Estimates.  The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to the recoverability and useful lives of assets, as well as liabilities for litigation, environmental remediation, casualty claims, and deferred taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

Segments.  KCSM is organized as one business segment (railway) and currently operates in one geographical segment (Mexico).

Currency Translation.  For tax purposes, KCSM and its subsidiaries are required to maintain their books and records in Mexican pesos. For financial reporting purposes, KCSM and its subsidiaries maintain records in U.S. dollars, which is the functional currency. The dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e., historical cost convention). Monetary assets and liabilities denominated in pesos are translated into dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as foreign exchange gain or loss. Non-monetary assets or liabilities, capital stock transactions and minority interest originally denominated in Mexican pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Depreciation and amortization of non-monetary assets are recorded using the historical cost in U.S. dollars.

Revenue Recognition.  The Company recognizes freight revenue based upon the percentage of completion of a commodity movement as a shipment moves from origin to destination, with the related expense recognized as incurred. Other revenues, in general, are recognized when the product is shipped, as services are performed, or contractual obligations fulfilled.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents.  Short term liquid investments with an initial maturity of three months or less when purchased are classified as cash and cash equivalents.

Accounts Receivable, net.  Accounts receivable are net of an allowance for uncollectible accounts as determined by historical experience and adjusted for economic uncertainties or known trends. Accounts are charged to the allowance when a customer enters bankruptcy, when an account has been transferred to a collection agent or submitted for legal action, or when a customer is significantly past due and all available means of collection have been exhausted. At December 31, 2008 and 2007, the allowance for doubtful accounts was $1.7 million and $3.9 million, respectively.

Materials and Supplies.  Materials and supplies, consisting of diesel fuel, items to be used in the maintenance of rolling stock and items to be used in the maintenance or construction of road property, are valued at the lower of average cost or market.

Derivative Instruments.  Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, requires that derivatives be recorded on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of derivatives are recorded either through current earnings or as other comprehensive income, depending on hedge designation. Gains and losses on derivative instruments classified as cash flow hedges are reported in other comprehensive income and are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flow of the hedged item. The ineffective portion of all hedge transactions is recognized in current period earnings.

Concession Rights and Related Assets.  Costs incurred by the Company to acquire the Concession rights and related assets were capitalized and are amortized over the lesser of the Concession agreement term or the estimated useful lives of the related assets and rights acquired.

Property and Depreciation.  Property is stated at cost less accumulated depreciation. KCSM capitalizes costs relating to additions and replacements of property and equipment including interest on major capacity projects during their construction, and certain incremental indirect overhead costs related to construction and improvement projects using the full absorption costing method. Depreciation for property and equipment is derived using the mass asset group method. Under the group method, numerous homogeneous assets (units) are grouped into a single depreciable category and the category is depreciated over the average service life of the aggregate units. Repairs and maintenance costs are charged to expense as incurred.

The cost of track structure, other roadway property, and equipment normally retired, less salvage value, is charged to accumulated depreciation and no gain or loss is recognized. The cost of property abnormally retired, together with accumulated depreciation thereon, is eliminated from the property accounts and the related gains or losses are reflected in net income. Gains or losses recognized on the sale of non-operating property reflected in other income.

Computer Software Costs.  Costs incurred in conjunction with the purchase or development of computer software for internal use is capitalized. Costs incurred in the preliminary project stage, as well as training and maintenance costs, are expensed as incurred. Direct and indirect costs associated with the application development stage of internal use software are capitalized until such time that the software is substantially complete and ready for its intended use. Capitalized costs are amortized on a straight-line basis over the useful life of the software.

Impairment of Long-Lived Assets.  The Company reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and if the carrying amount of an asset is evaluated and found not to be recoverable (carrying amount exceeds the gross undiscounted cash flows from use and disposition), then an impairment loss must be recognized. The impairment loss is measured as the excess of the carrying amount

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

over the asset (or asset group’s) fair value. Due to the current global economic environment, the Company tested its long lived assets for impairment as of December 31, 2008 and no impairments were identified.

Fair Value of Financial Instruments.  Statement of Financial Accounting Standards No. 107 “Disclosures About Fair Value of Financial Instruments” requires the disclosure of the estimated fair value of financial instruments. The Company’s short term financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of the short term financial instruments approximates the fair value due to their short term nature. These financial instruments have no stated maturities or the financial instruments have short term maturities that approximate market.

The fair value of the Company’s debt is estimated using quoted market prices for its debt when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities. The fair value of the Company’s debt was $830.1 million and $860.9 million at December 31, 2008 and 2007, respectively. The financial statement carrying value was $958.4 million and $850.7 million at December 31, 2008 and 2007, respectively.

Retirement Benefit and Seniority Premiums.  KCSM’s employees are entitled to seniority premiums upon involuntary termination or upon voluntary termination of employment within 15 years of service. Seniority premiums are expensed over employees’ first fifteen years of service. The expected cost of other compensation to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, is accrued over employees’ related years of service.

Annual retirement and other post-employment benefits expenses are calculated by management with the assistance of third party actuaries using standard actuarial methodologies. Actuaries assist the Company in measuring the Company’s benefit obligation and cost based on the current plan provision, employee demographics and assumptions about financial and demographics affecting the probability, timing and amount of expected future benefit payments.

Employees’ Statutory Profit Sharing.  KCSM is subject to employee statutory profit sharing requirements under Mexican law and calculates profit sharing liability as 10% of KCSM net taxable income, adjusted as prescribed by the Mexican income tax law. Deferred employee statutory profit sharing is accounted for in a manner similar to income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.

Deferred Income Taxes.  Deferred income taxes of transactions reported in different periods for financial reporting and income tax purposes are recorded under the liability method of accounting for income taxes. This method gives consideration to the future tax consequences of the deferred income tax items and immediately recognizes changes in income tax laws upon enactment.

KCSM has recognized a deferred tax asset, net of a valuation allowance for net operating loss carryovers. KCSM projects sufficient future taxable income to realize the deferred tax asset recorded less the valuation allowance. These projections take into consideration assumptions about inflation rates, currency fluctuations, future income and future capital expenditures. If assumptions or actual conditions change, the deferred tax asset net of the valuation allowance will be adjusted to properly reflect the expected tax benefit.

Debt.  Borrowings are recognized at the face amount of the debt issued, minus any discount or plus any premium. Borrowings are subsequently stated at amortized cost using the effective yield method. Discounts, premiums and transaction costs associated with the issuance of the debt are amortized and recognized in the consolidated statement of income as interest expense over the period of the borrowings.

Leases.  Leases of property, machinery and equipment where the Company has assumed substantially all of the risks and rewards of ownership are classified as capital leases under the criteria in Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (“SFAS No. 13”). Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the consolidated finance balance outstanding. The interest element of the finance cost is charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases under the criteria in SFAS No. 13. Payments made under operating leases are charged to the consolidated statement of income on a straight-line basis over the period of the lease.

Foreign Exchange Risk.  KCSM conducts foreign operations and is exposed to foreign currency exchange rate risk arising from exposure primarily with respect to the Mexican peso. KCSM occasionally enters into derivative instruments to cover a portion of this risk. These contracts meet KCSM’s policy for financial risk management, however, they do not meet the conditions to qualify for hedge accounting treatment. Consequently, these instruments are marked to market and accordingly, gains and losses related to such transactions are recognized in the consolidated statement of income.

Note 3.	Legal Merger with Grupo KCSM

In April 2007, KCSM adopted corporate resolutions approving: (i) the conversion (“Re-transformation”), from a sociedad de responsabilidad limitada de capital variable to a sociedad anónima de capital variable; and (ii) the legal merger of Grupo KCSM with KCSM (the “2007 Merger”). The 2007 Merger was effective on May 8, 2007. KCSM, as the surviving company, cancelled the shares held by Grupo KCSM and issued the corresponding shares representing the new capital stock to each of the shareholders of Grupo KCSM, except for the shares held by itself. Grupo KCSM transferred all its assets and liabilities to KCSM and any current liabilities between Grupo KCSM and KCSM were extinguished. There was no cash exchanged between the parties in the 2007 Merger.

The 2007 Merger was completed between entities under common control where KCSM was the reporting entity. Grupo KCSM was a non-operating holding company with no material assets or operations and its balance sheet was limited to a deferred tax asset and other intercompany balances between Grupo KCSM and KCSM. All intercompany amounts were eliminated and the remaining balances of Grupo KCSM were transferred to KCSM at carrying value, except Grupo KCSM’s 2% ownership in Arrendadora KCSM, which was transferred to NAFTA Rail, a wholly owned subsidiary of KCS.

Note 4.	Investments

Investments in unconsolidated affiliates, follow (in millions):

	Percentage
	Ownership at
	December 31,	Carrying Value
Company	2008	2008	2007

Mexrail	49%	$35.5	$32.8
FTVM	25%	10.9	16.8

Total		$46.4	$49.6

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Financial information of unconsolidated affiliates that the Company accounted for under the equity method is presented below (in millions).

	Year Ended December 31,
	2008		2007		2006
	Mexrail	FTVM	Mexrail	FTVM	Mexrail	FTVM

Investment in unconsolidated affiliates	$35.5	$10.9	$32.8	$16.8	$30.0	$13.9
Equity in net assets of unconsolidated affiliates	35.5	10.9	31.0	15.5	28.2	12.6
Balance sheet:
Current assets	3.7	41.0	3.5	61.3	5.4	46.4
Other assets	183.2	22.4	169.6	28.1	158.9	33.9

Assets	$186.9	$63.4	$173.1	$89.4	$164.3	$80.3

Current liabilities	$48.2	$10.7	$48.7	$11.8	$17.6	$13.5
Long-term liabilities	66.3	9.2	61.2	15.6	89.3	16.5
Equity of stockholders and partners	72.4	43.5	63.2	62.0	57.4	50.3

Liabilities and equity	$186.9	$63.4	$173.1	$89.4	$164.3	$80.3

Operating results:
Revenues	$85.3	$64.3	$77.5	$65.8	$74.3	$60.5
Expenses	79.5	46.5	71.7	54.0	68.1	45.7

Net income	$5.8	$17.8	$5.8	$11.8	$6.2	$14.8

Note 5.	Other Balance Sheet Captions

Other Current Assets.  Other currents assets included the following items at December 31 (in millions):

	2008	2007

Refundable taxes	$25.6	$—
Deferred employee statutory profit sharing asset	12.2	16.5
Purchase accounting for the fair value of certain contracts	11.3	11.4
Advance to suppliers	3.7	2.2
Other	1.8	2.3

Other current asset, net	$54.6	$32.4

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Property and Equipment and Concession Assets.  Property and equipment and Concession assets, and related accumulated depreciation and amortization are summarized below at December 31 (in millions):

	2008	2007

Concession land rights	$135.7	$133.1
Land	61.6	61.6
Road
Grading	485.1	468.9
Rail and Other Track Material	471.5	445.1
Ties	297.7	268.9
Bridges and Tunnels	230.7	221.0
Ballast	135.6	127.9
Other(i)	188.0	168.9

Total Road	$1,808.6	$1,700.7
Equipment
Locomotives	250.0	193.3
Freight Cars	57.9	54.1
Work Equipment	1.4	1.3
Other — Equipment	25.2	3.4

Total Equipment	$334.5	$252.1
Other	46.2	46.1

Total	2,386.6	2,193.6
Accumulated Depreciation	247.1	175.0

Net Property and Equipment	2,139.5	2,018.6
Construction in Progress	116.8	69.7

Property and equipment, net	$2,256.3	$2,088.3

(i)	Other reflects structures, signals, roadway machines, communications and other road assets.

The Company capitalized $0.6 million of interest for the year ended December 31, 2008.

Depreciation of property and equipment totaled $29.4 million, $35.3 million and $28.1 million, respectively, for 2008, 2007, and 2006.

Amortization of Concession assets totaled $67.1 million, $59.5 million and $60.4 million for 2008, 2007, and 2006, respectively.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Accounts Payable and Accrued Liabilities.  Accounts payable and accrued liabilities included the following items at December 31 (in millions):

	2008	2007

Accounts payable	$80.6	$46.7
Freight charges due other railroads	15.7	9.1
Purchased services	13.7	21.7
Mechanical services performed	10.4	12.4
Interest payable	10.5	10.0
Purchase accounting for the fair value of certain contracts	6.4	8.8
Equipment cost	5.4	8.7
Insurance	3.1	5.9
Other	16.7	20.6

	$162.5	$143.9

Other noncurrent liabilities and deferred credits.  Other noncurrent liabilities and deferred credits included the following items at December 31 (in millions):

	2008	2007

Deferred profit sharing	$30.2	$42.5
Purchase accounting for the fair value of certain contracts	27.8	33.7
Retirement obligation	11.7	13.3
Other	6.1	11.6

	$75.8	$101.1

Note 6.	Long-Term Debt

Long-term debt follows at December 31(in millions):

	2008	2007

Long-term debt:
Term loan variable interest rate, 2.0963% at December 31, 2008 due 2012	$30.0	$30.0
Revolving credit facility, variable interest rate due 2011	—	20.0
9 3/8% Senior notes due 2012	460.0	460.0
7 5/8% Senior notes due 2013	175.0	175.0
7 3/8% Senior notes due 2014	165.0	165.0
5.737% Locomotive financing agreement	70.3	—
6.195% Locomotive financing agreement	51.3	—
Capital lease obligations, due serially 2011 and 2012	6.8	0.7

Total	958.4	850.7
Less: Debt due within one year	9.9	0.3

Long-term debt	$948.5	$850.4

Revolving Credit Facility and Term Loan.  On June 14, 2007, KCSM entered into a new unsecured credit agreement (the “2007 Credit Agreement”), in an aggregate amount of up to $111.0 million, consisting of a revolving credit facility of up to $81.0 million, and a term loan facility of $30.0 million with Bank of

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, and the other lenders named in the 2007 Credit Agreement. The Company used the proceeds from the 2007 Credit Agreement to pay (a) all amounts outstanding under KCSM’s 2005 credit agreement, and to pay all fees and expenses related to the refinancing of the 2005 credit agreement, (b) to pay all amounts outstanding in respect of KCSM’s 10 1/4% Senior Notes due 2007, (c) to refinance a portion of KCSM’s 12 1/2% Senior Notes due 2012, (d) to pay all amounts outstanding under KCSM’s Bridge Loan Agreement dated April 30, 2007, and (e) for general corporate purposes. The maturity date for the revolving credit facility is December 30, 2011 and the maturity date for the term loan facility is June 29, 2012. The 2007 Credit Agreement contains covenants that restrict or prohibit certain actions that are customary for these type of agreements. In addition, KCSM must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Loans under the 2007 Credit Agreement bear interest at LIBOR plus a spread based on KCSM’s leverage ratio as defined under the 2007 Credit Agreement. As of December 31, 2008, KCSM had $81.0 million available under the revolving credit facility. KCSM is currently in compliance with all terms and conditions of the 2007 Credit Agreement and currently has access to the revolving credit facility.

On December 19, 2007, KCSM entered into Amendment No. 1 and Waiver No. 1 to the 2007 Credit Agreement (“Amendment and Waiver No. 1”) to modify certain terms to permit the Company to finance the acquisition of new locomotives by incurring indebtedness on an accelerated basis as compared to the original terms contained in the 2007 Credit Agreement. The Amendment and Waiver No. 1 also waived certain prospective defaults under the 2007 Credit Agreement as of the quarter ended December 31, 2007, as a result of the acquisition of the new locomotives in the fourth quarter of 2007, in order to permit the Company sufficient time to complete its financing of the new locomotives in the first quarter of 2008.

On December 19, 2008, KCSM entered into Amendment No. 2 (“KCSM Amendment No. 2”) to the 2007 Credit Agreement. KCSM Amendment No. 2 deletes the defined term “Additional Dividends” and modifies the 2007 Credit Agreement to permit the Company to declare a Restricted Payment, as defined in the 2007 Credit Agreement, during the quarter ended December 31, 2008, and pay such Restricted Payment in one or more fiscal quarters during the fiscal year ending on December 31, 2009.

On February 11, 2009, KCSM entered into Amendment No. 3 and Waiver No. 2 (“KCSM Amendment No. 3”) to the 2007 Credit Agreement. KCSM Amendment No. 3 amended Section 7.4 of the 2007 Credit Agreement to permit KCSM’s loan of $4.2 million to Panama Canal Railway Company (“PCRC”) made on December 28, 2007. KCSM Amendment No. 3 also waived any Defaults (as defined in the 2007 Credit Agreement) or Events of Default (as defined in the 2007 Credit Agreement) resulting from KCSM’s compliance with Section 7.4 of the 2007 Credit Agreement prior to the effective date of KCSM Amendment No. 3.

9 3/8% Senior Notes.  KCSM has outstanding $460.0 million principal amount of 9 3/8% senior unsecured notes due May 1, 2012. The notes are redeemable at KCSM’s option in whole or in part on or after May 1, 2009, subject to certain limitations, at the following redemption prices (expressed in percentages of principal amount), plus any unpaid interest: 2009 — 104.688%, 2010 — 102.344% and thereafter — 100.000%. Subject to certain conditions, up to 35% of the principal of the notes was redeemable prior to May 1, 2008. In addition, the notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

7 5/8% Senior Notes.  On November 21, 2006, KCSM issued $175.0 million principal amount of 7 5/8% senior unsecured notes due December 1, 2013. Proceeds from the issuance were used to purchase $146.0 million of tendered 10 1/4% Senior Notes that were due in June of 2007 and repay $29.0 million of term loans under the 2005 credit agreement. The notes are redeemable at KCSM’s option in whole or in part on or after December 1, 2010, subject to certain limitations, at the following redemption prices (expressed in percentages of principal amount), plus any unpaid interest: 2010 — 103.813%, 2011 — 101.906% and 2012 — 100.000%. Subject to certain conditions, up to 35% of the principal of the notes is redeemable prior to

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 1, 2009. In addition, the notes are redeemable, in whole but not in part, at KCSM’s option at their principal amount in the event of certain changes in the Mexican withholding tax rate.

7 3/8% Senior Notes.  On May 16, 2007, KCSM issued $165.0 million principal amount of 7 3/8% senior unsecured notes due June 1, 2014. KCSM used the net proceeds from the issuance of the 7 3/8% Senior Notes, together with a $30.0 million bank term loan and available cash on hand, as necessary, to pay the principal, applicable premium and expenses associated with the redemption of KCSM’s 12 1/2%Senior Notes due 2012. The 7 3/8% Senior Notes are redeemable at KCSM’s option, in whole but not in part, at 100% of their principal amount, plus any accrued and unpaid interest, at any time in the event of certain changes in Mexican tax law, and in whole or in part, on or after June 1, 2011, subject to certain limitations, at the following redemption prices (expressed as percentages of principal amount) plus any accrued and unpaid interest: 2011 — 103.688%, 2012 — 101.844%, and 2013 — 100.000%.

All of KCSM’s senior notes described above are denominated in dollars and are unsecured, unsubordinated obligations, rank pari passu in right of payment with KCSM’s existing and future unsecured, unsubordinated obligations and are senior in right of payment to KCSM’s future subordinated indebtedness. All of KCSM’s senior notes include certain covenants that restrict or prohibit certain actions.

5.737% Locomotive Financing Agreement.  On February 26, 2008, KCSM entered into a financing agreement with Export Development Canada (“EDC”) for an aggregate amount of $72.8 million. KCSM used the proceeds to finance 85% of the purchase price of forty new SD70ACe locomotives delivered and purchased by KCSM in late 2007 and early 2008. KCSM granted EDC a security interest in the locomotives to secure the loan. The financing agreement requires KCSM to make thirty equal semi-annual principal payments of approximately $2.4 million plus interest at an annual rate of 5.737%, with the final payment due and payable on February 28, 2023.

6.195% Locomotive Financing Agreement.  On September 24, 2008, KCSM entered into a financing agreement with DVB Bank AG (“DVB”). KCSM received the loan principal amount under the financing agreement of $52.2 million on September 26, 2008. KCSM used the proceeds to finance approximately 80% of the purchase price of twenty-nine ES44AC locomotives delivered and purchased by KCSM in June 2008. KCSM granted DVB a security interest in the locomotives to secure the loan. The financing agreement requires KCSM to make sixty equal quarterly principal payments plus interest at an annual rate of 6.195%, with the final payment due and payable on September 29, 2023.

Both locomotive financing agreements contain representations, warranties and covenants typical of such equipment loan agreements. Events of default in the financing agreements include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings and the failure to perform any covenants or agreements contained in the financing agreements. Any event of default could trigger acceleration of KCSM’s payment obligations under the terms of the financing agreements.

Covenants

The agreements related to the above-mentioned loans and senior notes include certain affirmative and negative covenants which are customary for these types of debt instruments and borrowers with similar credit ratings. The affirmative covenants require KCSM to take certain actions like maintaining its corporate existence, complying with laws and regulations, and furnishing certain reports. The negative covenants restrict or prohibit many actions, including, but not limited to, KCSM’s ability to incur debt, create or suffer to existing liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. In addition, the senior note indentures include an interest coverage test which KCSM must meet in order to take certain actions. The 2007 Credit Agreement also contains certain

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

interest coverage, leverage and fixed charge coverage ratios which must be met or a default will occur. KCSM and its subsidiaries were in compliance with these covenants as of February 13, 2009.

Leases and Debt Maturities

The Company leases transportation equipment, as well as office buildings and other operating facilities under operating and capital leases. Rental expenses under operating leases were $63.5 million, $63.4 million and $62.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Future minimum annual payments and present value thereof under existing capital leases, other debt maturities and minimum annual rental commitments under non-cancelable operating leases are shown below (in millions):

	Capital Leases
	Long	Minimum		Net
	Term	Lease	Less	Present	Total	Operating
Years	Debt	Payments	Interest	Value	Debt	Leases	Total

2009	$8.3	$2.1	$0.5	$1.6	$9.9	$54.1	$64.0
2010	8.3	1.9	0.4	1.5	9.8	46.3	56.1
2011	8.3	1.9	0.2	1.7	10.0	49.1	59.1
2012	498.3	2.1	0.1	2.0	500.3	33.0	533.3
2013	183.4	—	—	—	183.4	27.9	211.3
Thereafter	245.0	—	—	—	245.0	168.9	413.9

Total	$951.6	$8.0	$1.2	$6.8	$958.4	$379.3	$1,337.7

Note 7.	Related Companies

Balances and transactions with related companies included the following items at December 31 (in millions):

	2008	2007

Related company receivables:
NAFTA Rail(1)	$14.3	$15.4
KCS(2)	12.5	22.1
Mexrail	1.6	0.5
Panama Canal Railway Company(3)	0.6	0.4

	$29.0	$38.4

Long term receivables:
Panama Canal Railway Company(3)	$3.4	$3.8

Total related company receivables	$32.4	$42.2

Related company payables:
Superior Tie & Timber(4)	$9.5	$6.0
Terminal Ferroviaria del Valle de México, S. A. de C. V.	1.3	0.5
KCS(5)	—	49.2
Panama Canal Railway Company(6)	—	4.2

	$10.8	$59.9

Long term payables:
KCS(5)	$0.3	$21.8

Total related company payables	$11.1	$81.7

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(1)	This amount is comprised primarily of a loan receivable with an affiliate, NAFTA Rail, denominated in Mexican pesos of Ps.138.7 million ($10.2 million) and $1.5 million of interest as of December 31, 2008.

(2)	This balance is comprised mainly of receivables from KCS.

(3)	This amount is comprised of a loan receivable with an affiliate, PCRC, a joint venture company owned equally by KCS and Mi-Jack Products, Inc.

(4)	This payable balance is comprised primarily of ties acquired by KCSM.

(5)	As of December 31, 2007 the balance was comprised mainly of prepaid freight services.

(6)	The 2007 amount was comprised of an advance payment from PCRC in regards to the sale of five SD60 locomotives.

The most significant transactions with related parties are summarized as following at December 31 (in millions):

	2008	2007	2006

Corporate expenses	$(28.3)	$(16.9)	$(16.3)
Terminal expenses	(14.2)	(13.8)	(24.1)
Car equipment lease	4.1	2.3	1.5
Locomotive equipment lease	0.7	0.7	(4.8)
Other	7.7	8.3	(2.9)

Software Agreements

On December 22, 2007, KCSM and KCSR entered into a software license agreement which granted KCSM a non-exclusive, non-assignable and nontransferable license to access management control software and revenue control software on the KCSR computer system through a remote connection. KCSM paid KCSR a license fee of $3.0 million for use of the software from July 2006 through December 2007. On January 1, 2008, KCSM and KCSR entered into a software license agreement which granted KCSM the right to access and use the software on KCSR’s computer system. KCSM paid KCSR $16.4 million under the terms of this agreement.

Prepayment Freight Services Agreement

On December 21, 2007, KCSM and KCSR entered into a prepayment freight services agreement. KCSR paid KCSM $41.3 million for the railroad services to be rendered by KCSM to KCSR from 2008 through 2009.

Loan Agreement

On December 28, 2007, KCSM and PCRC, entered into a loan agreement (the “Loan”), pursuant to which KCSM loaned PCRC $4.2 million. The term of the Loan is eight years and the loan bears interest at rate per annum equal to four hundred basis points over the British Bankers Association LIBOR Rate applicable for the quarter. PCRC will pay the principal amount in thirty-two equal quarterly payments together with any and all corresponding interest, on the last day of March, June, September and December of each year, with the final payment in December 2015. This agreement may be extended at the end of the term of the Loan with the prior written agreement of both parties.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Locomotive Purchase Agreement

On December 28, 2007, KCSM and PCRC entered into a locomotive purchase agreement, pursuant to which KCSM sold to PCRC five SD60 locomotives for $4.2 million. PCRC made an advance payment of $4.2 million on December 28, 2007. KCSM delivered all the locomotives to PCRC as of March 31, 2008.

Locomotive Purchase and Sale Agreements

In December 2006, KCSM entered into a locomotive purchase and sale agreement pursuant to which KCSM agreed to purchase 44 SD60 locomotives from KCSR. KCSM purchased an aggregate of 39 of these SD60 locomotives from KCSR in December 2006, July 2007 and August 2007. KCSM purchased the remaining 5 of these locomotives in October 2007. In June 2007, Arrendadora KCSM and KCSR entered into an agreement pursuant to which Arrendadora KCSM agreed to sell to KCSR 17 SD40 locomotives and 38 SD40-2 locomotives. Arrendadora KCSM sold KCSR an aggregate of 13 of the SD40 locomotives and 37 of the SD40-2 in June 2007 and September 2007, respectively. KCSR purchased the remaining units in October 2007. Additionally, in September 2007, KCSM agreed to sell one SD70MAC locomotive to KCSR.

Management Services Agreement

On December 30, 2005, KCSM and KCS entered into a Management Services Agreement under which KCS provides to KCSM general guidance, oversight, consultation services and management services in connection with the business and operations of KCSM. The Management Services Agreement became effective as of April 1, 2005 and will continue in full force and effect until terminated by one party by providing written notice to the other party. In January 2008, KCSM prepaid KCS $20.0 million for shared services which were provided during 2008 and KCSM received a 3 percent discount on services provided as a result of the prepayment. During 2008 and 2007 KCS charged $28.3 million and $16.9 million, respectively to KCSM under the agreement.

Note 8.	Stockholders’ Equity

The following table sets forth information with respect to the ownership of the Company’s outstanding shares of stock. Pursuant to its bylaws, KCSM’s capital stock is divided between a fixed and variable portion. The fixed portion of the capital stock with no withdrawal rights is Ps.600,000. The variable portion of the capital stock is unlimited. KCSM’s capital stock is divided into Class I Shares, representing the fixed portion of the stated capital, and Class II Shares, representing the variable portion of the capital, fully subscribed and paid for, without a par value expression.

	Shares
	Class I	Class II	Total	%

Shareholders
Nafta Rail, S.A. de C.V.	600,000	2,344,300,029	2,344,900,029	49.00%
Kara Sub, Inc.	—	1,195,368,147	1,195,368,147	24.97%
KCSM Finco LLC	—	882,733,401	882,733,401	18.44%
KCS Investment I, Ltd.	—	312,634,746	312,634,746	6.53%
Caymex Transportation, Inc.	—	49,873,902	49,873,902	1.04%
KCSM Holdings LLC	—	10	10	0.02%

TOTAL	600,000	4,784,910,235	4,785,510,235	100.00%

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Dividend Payment

On September 22, 2008, the Company declared a cash dividend on its common stock of Ps.0.01567 or $0.00148 per share. The payment of Ps.75.0 million or $7.1 million was made on September 24, 2008 to the shareholders, all subsidiaries of KCS. This dividend does not relate to earnings from the operations of KCSM. The dividend reflects related company pass-through proceeds from the Company’s equity investment in FTVM.

Capital Reduction Plan

KCSM shareholders approved a capital reduction plan of up to $250.0 million which will be executed during 2009. Final amounts will be determined during 2009 based on the recommendations delivered by the Board of Directors, taking into consideration factors such as the cash position and investment commitments of the Company. On January 28, 2009, KCSM declared and paid a capital reduction of $65.0 million.

Note 9.	Tax and Statutory Profit Sharing

Income Tax — Current income tax expense represents the amounts expected to be reported on the Company’s income tax return, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered estimated to be realized.

Tax Expense — The total deferred income tax expense for December 31, 2008, 2007 and 2006 was $15.0 million, $30.7 million and $18.8 million, respectively. There were no current income tax provisions for December 31, 2008, 2007 and 2006.

Deferred Income Taxes — The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows December 31 (in millions):

	2008	2007

Liabilities:
Property and equipment	$30.1	$62.4
Concession rights	152.5	199.7

Gross deferred tax liabilities	182.6	262.1

Assets:
Loss carryovers	(250.8)	(292.6)
Inventories and provisions	(34.2)	(75.8)
Other	(1.5)	—

Gross deferred tax assets before valuation allowance	(286.5)	(368.4)
Valuation allowance on loss carryovers	11.5	—

Gross deferred tax assets	(275.0)	(368.4)

Net deferred tax assets	$(92.4)	$(106.3)

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Tax Rates — Differences between the Company’s effective income tax rates and the Mexican income tax statutory rate of 28% are as follows December 31 (in millions):

	2008	2007	2006

Income tax expense using the statutory rate in effect	$33.0	$36.0	$21.3
Tax effect of:
Uncertain tax positions	0.4	—	—
Equity earnings from unconsolidated affiliates	(2.2)	—	—
Foreign exchange and inflation adjustments	(12.1)	7.4	12.4
Inflation on loss carryforwards	(15.3)	(13.0)	(17.4)
Change in valuation allowance	11.5	—	—
Other — Net	(0.3)	0.3	2.5

Income tax expense	$15.0	$30.7	$18.8

Effective tax rate	13%	24%	26%

Employees’ Statutory Profit Sharing — The profit sharing effects of temporary differences that give rise to significant portions of the deferred profit sharing assets and deferred profit sharing liabilities are as follows December 31 (in millions):

	2008	2007

Liabilities:
Property and equipment	$13.2	$17.1
Concession rights	18.9	25.4

Gross deferred profit sharing liabilities	32.1	42.5
Assets:
Inventories and provisions	(13.6)	(16.5)
Other	(0.5)	—

Gross deferred tax assets	(14.1)	(16.5)

Net deferred profit sharing liability	$18.0	$26.0

Asset Tax — The Mexican asset tax law established a tax of 1.25% on the average of assets, less certain liabilities, which was payable when it exceeded the income tax due. The asset tax paid during 2007 was $6.7 million. The asset tax was eliminated by statute starting in 2008. The asset tax paid in 2007 can be offset against future tax liabilities.

Flat Tax — On October 1, 2007 the Entrepreneurial Tax of Unique Rate (referred to by its Spanish acronym, IETU or “Flat Tax”) in Mexico was enacted. The Flat Tax law became effective on January 1, 2008 and replaced the Asset Tax Law. The Flat Tax applies to a different tax base than the regular income tax and will be paid if the Flat Tax exceeds the ordinary income tax computed under existing law.

Tax Carryovers — KCSM loss carryovers at December 31, 2008 are $896.2 million, of which $21.3 million will expire in 2016 and the remaining $874.9 million will expire in 2046. A deferred tax asset was recorded in prior periods for the expected future tax benefit of these losses which will be carried forward to reduce only ordinary Mexican income tax payable in future years. With the addition of the Flat Tax, the losses are not projected to completely eliminate future tax liabilities. A valuation allowance of $11.5 million was recorded in 2008 to reflect the reduced expected tax benefit to be derived from these carryovers.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

KCSM believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of valuation allowances, related to loss carryovers.

Uncertain Tax Positions — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2008	$—
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	0.4
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2008	$0.4

The remaining $0.4 million of unrecognized tax benefits would affect the effective income tax rate if recognized and is not expected to change in the next twelve months.

Interest and penalties related to uncertain tax positions are included in income before taxes on the income statement.

Tax returns filed in Mexico from 2003 through the current year remain open to examination by the taxing authorities in Mexico. The tax return for 2003 is currently under review. The Company believes that an adequate provision has been made for any adjustment (taxes and interest) that will be assessed for all open years.

Note 10.	Retirement Benefit

In the fourth quarter of 2008, the Company and the union entered into additional negotiations related to this benefit. The current calculated benefit liability is based on a statutory calculation under Mexican law which considers various factors such as the employees’ salary at the time of retirement and the number of years of credited service. In addition, the benefit includes the funding of defined contribution benefit where individual accounts for employees who contribute a fixed percentage of their pay is matched by a certain percentage of the amount voluntarily contributed by the employee. As of the date of this filing, the Company was still negotiating with the union regarding this benefit and although the details of this benefit continue to be discussed, based on current facts, management believes that the reserve established approximates the liability for this benefit. Management believes that it is more likely that the benefit liability will be reduced than the probability of a material increase in the liability associated with this retirement benefit and has recorded its best estimate.

The Company uses December 31 as the measurement date for its retirement benefit obligations.

Net Periodic Benefit Cost, Plan Obligation, and Funded Status

Components of the net cost for the plan were as follows for the years ended December 31 (in millions):

	2008	2007	2006

Service cost	$1.4	$1.4	$1.7
Interest cost	1.2	0.9	1.0
Actuarial (gain) loss(i)	—	(0.5)	(2.6)
Foreign currency (gain) loss	(2.9)	—	—

Net periodic cost (benefit) recognized	$(0.3)	$1.8	$0.1

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(i)	Net benefit costs above do not include a component for the amortization of actuarial gains or losses as the Company’s policy is to recognize such gains and losses immediately.

The following table reconciles the change in the benefit obligation for each of the years ended December 31 (in millions):

	2008	2007

Benefit obligation, beginning of year	$14.3	$12.1
Service cost	1.4	1.4
Interest cost	1.2	0.9
Actuarial (gain) loss	—	(0.5)
Foreign currency (gain) loss	(2.9)	—
Benefits paid, net of retiree contributions	(0.3)	(0.9)
Prior services cost	(1.2)	1.3

Benefit obligation, end of year	$12.5	$14.3

Funded status	$(12.5)	$(14.3)

Assumptions

Weighted average assumptions used to determine benefit obligation and net benefit cost were as follows for the years ended December 31:

	2008	2007

Discount rate	8.00%	8.00%
Rate of compensation increase	4.50%	4.50%

Cash Flows

The following table represents benefit payments expected to be paid, which reflect expected future service, as appropriate, for each of the next five years and the aggregate five years thereafter (in millions):

Expected
Year	Payments

2009	$0.4
2010	0.4
2011	0.3
2012	0.6
2013	1.1
2014-2018	10.7

Note 11.	Commitments and Contingencies

Commitments:

Concession duty.  Under the Concession, the Mexican Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December, 31, 2008, 2007 and 2006, the concession duty expense amounted to $4.3 million, $4.3 million and $4.1 million, respectively, which was recorded within operating expenses.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Contingencies:

Litigation.  The Company is a party to various legal proceedings and administrative actions, all of which, except as set forth below, are of an ordinary, routine nature and incidental to its operations. Included in these proceedings are various tort claims brought by current and former employees for job-related injuries and by third parties for injuries related to railroad operations. KCSM aggressively defends these matters and has established appropriate liability reserves, which management believes are adequate to cover expected costs. Although it is not possible to predict the outcome of any legal proceeding, in the opinion of management, other than those proceedings described in detail below, such proceedings and actions should not, individually, or in the aggregate, have a material adverse effect on the Company’s financial condition and liquidity. However, a material adverse outcome in one or more of these proceedings could have a material adverse impact on the operating results of a particular quarter or fiscal year.

The Company’s operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment through the establishment of standards for water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. The Mexican government may bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities.

The risk of incurring environmental liability is inherent in the railroad industry. As part of serving the petroleum and chemicals industry, the Company transports hazardous materials and has a professional team available to respond and handle environmental issues that might occur in the transport of such materials.

Certain Disputes with Ferromex.  KCSM and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) both initiated administrative proceedings seeking a determination by the Mexican Secretaría de Comunicaciones y Transportes (“Ministry of Communications and Transportation” or “SCT”) of the rates that the companies should pay each other in connection with the use of trackage rights, interline and terminal services. The SCT issued a ruling setting the rates for trackage rights in March of 2002, and a ruling setting the rates for interline and terminal services in August of 2002. KCSM and Ferromex challenged both rulings.

Following the trial and appellate court decisions, in February of 2006 the Mexican Supreme Court sustained KCSM’s appeal of the SCT’s trackage rights ruling, in effect vacating the ruling and ordering the SCT to issue a new ruling consistent with the Court’s decision. On June 27, 2008, KCSM was served with the new ruling issued by the SCT. In this ruling, the SCT established the consideration that KCSM and Ferromex must pay each other in connection with the use of the trackage rights granted in their respective concessions between 2002 and 2004, and further stated that in the event KCSM and Ferromex failed to reach an agreement in connection with the rates for the years after 2004, the SCT shall make a determination along the same lines. On September 19, 2008, KCSM appealed this new ruling with the Mexican Tribunal Federal de Justicia Fiscal y Administrativa (“Administrative and Fiscal Federal Court”).

In April 2005, the Administrative and Fiscal Federal Court ruled in favor of KCSM in the challenge to the SCT interline and terminal services decision. Ferromex, however, challenged this court ruling before the Fifteenth Collegiate Court, and the Court ruled in its favor. Both Ferromex and KCSM have challenged the rulings on different grounds. This most recent challenge is now before the Mexican Supreme Court, which as of the date of this filing has yet to issue a decision on the matter.

In addition to the above, Ferromex has filed three commercial proceedings against KCSM. In the first claim, which was served in 2001 and is related to the payment of consideration for interline services, KCSM received a favorable decision and Ferromex has been ordered to pay related costs and expenses. Although it has not yet done so, Ferromex has the right to challenge this decision. KCSM received an unfavorable decision in the second claim filed in 2004 and has filed a challenge to this judgment, the outcome of which is still pending. The third claim, filed in 2006, is an action for access to records related to interline services between

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2002 and 2004. No decision has been rendered on the third claim. KCSM is continually analyzing all of the records related to this dispute to determine the adequacy of the reserves for the amounts due to as well as due from Ferromex.

KCSM expects various proceedings and appeals related to the matters described above to continue over the next few years. Although KCSM and Ferromex have challenged these matters based on different grounds and these cases continue to evolve, management believes the reserves related to these matters are adequate and does not believe there will be a future material impact to the results of operations arising out of these disputes.

Disputes Relating to the Provision of Services to a Mexican subsidiary of a Large U.S. Auto Manufacturer.  KCSM is involved in several disputes related to providing service to a Mexican subsidiary of a large U.S. Auto Manufacturer (the “Auto Manufacturer”).

In March 2008, the Auto Manufacturer filed an arbitration suit against KCSM under a contract entered into in 1999 for services to the Auto Manufacturer’s plants in Mexico, which, as amended, had a stated termination date of January 31, 2008. The Auto Manufacturer claims that the contract was implicitly extended and continued in effect beyond its stated termination date, and that KCSM is therefore required to continue abiding by its terms, including, but not limited to, the rates contemplated in such contract. KCSM claims that the contract did in fact expire on its stated termination date of January 31, 2008, and that services rendered thereafter are thus subject to the general terms and conditions (including rates) applicable in the absence of a specific contract, pursuant to Mexican law. Accordingly, KCSM filed a counterclaim against the Auto Manufacturer to, among other things, recover the applicable rate difference. The Auto Manufacturer is also seeking a declaration by the arbitrator that the rates being assessed by KCSM are discriminatory, even though the rates being charged are within the legal rate limits set by Mexican law for such freight transportation. KCSM believes that the facts of this dispute provide it with strong legal arguments and intends to vigorously defends its claims in this proceeding. As a result, management believes the final resolution of these claims will not have any material impact on KCSM’s results of operations.

In May 2008, the arbitrator ordered that KCSM continue providing the service in the same way and at the same rates as it had done through March 2008, and ordered the Auto Manufacturer to provide a guaranty by depositing with KCSM the difference between the rates under the agreement and KCSM’s rates. KCSM initiated a judicial proceeding seeking enforcement of the Auto Manufacturer’s obligation to provide the guaranty and on January 8, 2009; KCSM received a ruling ordering the Auto Manufacturer to deposit the amount of the guaranty with KCSM as required by the arbitrator. On February 9, 2009, the Auto Manufacturer was granted a provisional injunction to avoid making the payment, but was ordered to provide a guaranty for the amount as determined by the court. As of the date of this filing, the Company has not received the guaranty from the Auto Manufacturer as ordered by the court.

In May 2008, the SCT initiated a proceeding against KCSM, at the Auto Manufacturer’s request, alleging that KCSM impermissibly bundled international rail services and engaged in discriminatory pricing practices with respect to rail services provided by KCSM to the Auto Manufacturer. If the SCT were to determine that KCSM did engage in such actions, the SCT could impose sanctions on KCSM. On July 23, 2008, the SCT delivered notice to KCSM of new proceedings against KCSM, claiming, among other things, that KCSM refused to grant Ferromex access to certain trackage over which Ferromex alleges it has trackage rights in Coahuila on six different occasions and thus denied Ferromex the ability to provide service to the Auto Manufacturer at this location.

KCSM does not believe that these SCT proceedings will have a material adverse effect on its results of operations or financial condition. However, if KCSM is ultimately sanctioned in connection with the bundling and discriminatory pricing practices alleged by the Auto Manufacturer, any such sanction would be considered a “generic” sanction under Mexican law (i.e., sanctions applied to conduct not specifically referred to in specific subsections of the Mexican railway law). If challenges against any such sanction are conclusively

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

ruled adversely to KCSM and a sanction is effectively imposed, and if the SCT imposes other “generic” sanctions on four additional occasions over the remaining term of the Concession, KCSM could be subject to possible future SCT action seeking revocation of its Concession. Likewise, if each of the six refusals to allow Ferromex to serve the Auto Manufacturer in Coahuila were to be finally decided to warrant a separate sanction, KCSM could be subject to a future SCT action seeking revocation of its Concession. Revocation of the Concession would materially adversely affect KCSM’s results of operations and financial condition.

Disputes Relating to the Scope of the Mandatory Trackage Rights.  KCSM and Ferromex are parties to various cases involving disputes over the application and proper interpretation of the mandatory trackage rights. In particular, in August 2002, the SCT issued a ruling related to Ferromex’s trackage rights in Monterrey, Nuevo León. KCSM and Ferromex both appealed the SCT’s ruling and after considerable litigation, on September 17, 2008, the Mexican Administrative and Fiscal Federal Court announced a decision, which if upheld, would grant Ferromex rights that KCSM believes to be broader than those set forth in both its and Ferromex’s concession titles. KCSM further believes that this decision conflicts with current applicable law and with relevant judicial precedents and intends to challenge it and to continue to pursue all other remedies available to it. KCSM believes that there will be no material adverse effect on KCSM’s results of operations or financial condition from the outcome of this case.

Other SCT Sanction Proceedings.  In April 2006, the SCT initiated proceedings against KCSM, claiming that KCSM had failed to make certain minimum capital investments projected for 2004 and 2005 under its five-year business plan filed with the SCT prior to its April 2005 acquisition by Kansas City Southern or “KCS” (collectively, the “Capital Investment Proceedings”). KCSM believes it made capital expenditures exceeding the required amounts. KCSM responded to the SCT by providing evidence in support of its investments and explaining why it believes sanctions are not appropriate. In May 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2004, where the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, but resolved to impose no sanction as this would have been KCSM’s first breach of the relevant legal provisions. In June 2007, KCSM was served with an SCT resolution regarding the Capital Investment Proceeding for 2005, where the SCT determined that KCSM had indeed failed to make the minimum capital investments required for such year, and imposed a fine in the amount of Ps.46,800. KCSM has filed actions challenging both the 2004 and 2005 investment plan resolutions issued by the SCT. KCSM will have the right to challenge any adverse ruling by the Mexican Administrative and Fiscal Federal Court.

KCSM believes that even if sanctions are ultimately imposed as a consequence of the Capital Investment Proceedings, there will be no material adverse effect on its results of operations or financial condition. However, each of these potential sanctions is considered a “generic” sanction under Mexican law (i.e., sanctions applied to conduct not specifically referred to in specific subsections of the Mexican railway law). If these potential sanctions are conclusively ruled adversely against KCSM and sanctions are imposed, and if the SCT imposes other sanctions related to KCSM’s capital investments or other “generic” sanctions on three additional occasions over the remaining term of the Concession, KCSM could be subject to possible future SCT action seeking revocation of its Concession. Such revocation would materially adversely affect the results of operations and financial condition of KCSM.

Mancera Proceeding.  In February 2006, Mancera Ernst & Young, S.C., (“Mancera”) filed a claim against KCSM seeking payment for an additional contingency fee for costs and expenses related to Mancera’s representation of KCSM in its value added tax or “VAT” claim against the Mexican government. Following litigation, KCSM was notified on February 10, 2009 that the Appeals Court of Mexico City released KCSM from any obligation for damages to Mancera but increased the amount of fees to be paid to Mancera above the contractual terms outlined in its engagement agreement with Mancera as interpreted by KCSM. KCSM intends to appeal this decision with the Federal Court and will vigorously defend the matter based on the strength of the Company’s defenses. In addition, the Company believes that it has adequately reserved for its obligation

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

and does not believe that the final resolution of this claim will have a material effect on the Company’s financial statements.

Credit Risk.  The Company continually monitors risk related to the recent downturn in the economy and certain customer receivable concentrations. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or further weakening in economic trends could have a significant impact on the collectability of KCSM’s receivables and operating results. If the financial condition of the KCSM’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company has recorded reserves for uncollectibility based on its best estimate at December 31, 2008.

Note 12.	Financial Instruments

The Company does not engage in the trading of derivative financial instruments. The Company’s objective for using derivative instruments is to manage fuel price risk and currency fluctuations. In general, the Company enters into derivative transactions in limited situations based on management’s assessment of current market conditions and perceived risks. However, management intends to respond to evolving business and market conditions and in doing so, may enter into such transactions more frequently as deemed appropriate.

Foreign Exchange Contracts.  The purpose of KCSM’s foreign exchange contracts is to limit the exposure arising from exchange rate fluctuations in its Mexican peso-denominated monetary assets and liabilities. Management determines the nature and quantity of any hedging transactions based upon net asset exposure and market conditions. These foreign currency contracts are accounted for as free standing financial instruments and accordingly, all changes in fair value are recognized in earnings.

As of December 31, 2008, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps.12.5 per dollar. The estimated fair value of this call option was $0.3 million gain at December 31, 2008. This option expired on May 29, 2009.

As of December 31, 2008, the Company did not have any outstanding forward contracts. As of December 31, 2007, the Company had six U.S. dollar forward contracts with an aggregate notional amount of $0.6 million. The U.S. dollar contracts matured between June and December 2008 and were based on the forward exchange rate ranging from Ps.11.4 and Ps.11.5.

UNTIL NOVEMBER 10, 2009, ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING EXCHANGE NOTES RECEIVED IN EXCHANGE FOR OUTSTANDING NOTES HELD FOR THEIR OWN ACCOUNT.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V.

OFFER TO EXCHANGE
UP TO $200,000,000 12 1/2% SENIOR NOTES DUE 2016
WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

FOR

ANY AND ALL OF ITS
OUTSTANDING UNREGISTERED
UP TO $200,000,000 12 1/2% SENIOR NOTES DUE 2016

PROSPECTUS

OCTOBER 13, 2009